Filed Pursuant to Rule 424(b)(4)
Registration No. 333-296396

8,000,000 Shares

Class A Common Stock

We are offering 5,726,157 shares of Class A common stock of AEVEX Corp. (“AEVEX”), par value $0.0001 per share, and the selling securityholders named in this prospectus (the “Selling Securityholders”) are offering 2,273,843 shares of Class A common stock. AEVEX will use its net proceeds from this offering to purchase Class B common stock and LLC Units (“LLC Units”) of Athena Technology Solutions Holdings, LLC (“Holdings LLC”) from certain direct and indirect equityholders of Holdings LLC as described under “Use of Proceeds.” The purchase price for the LLC Units will be equal to the public offering price of the shares of Class A common stock less the underwriting discounts and commissions referred to below. We will not receive any proceeds from the sale of shares of Class A common stock by the Selling Securityholders pursuant to this prospectus. However, we will pay the expenses, other than underwriting discounts and commissions and certain other expenses incurred by the Selling Securityholders in connection with the registration of the Class A common stock.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities.

Our Class A common stock is listed on The New York Stock Exchange (“NYSE”), under the symbol “AVEX.” On June 3, 2026, the closing sales price of our Class A common stock as reported on NYSE was $27.66 per share.

We have two authorized classes of common stock: Class A and Class B (together, the “common stock”). Holders of the Class A common stock and Class B common stock are entitled to one vote per share. All holders of Class A common stock and Class B common stock vote together as a single class except as otherwise required by applicable law. Holders of Class B common stock do not have any right to receive dividends or distributions upon the liquidation or winding up of AEVEX Corp.

As a result of the organizational transactions (the “Organizational Transactions”) completed in connection with our initial public offering (our “IPO”), we are a holding company in an organizational structure commonly referred to as an “Up-C” structure. The Up-C structure allows certain existing owners of Holdings LLC to continue to own interests in a pass-through structure and provides potential future tax benefits for both the public company and the existing owners when they ultimately exchange their pass-through interests, which is expected to result in tax basis adjustments in the assets of Holdings LLC and produce favorable tax attributes for us. In connection with our IPO, we entered into the Tax Receivable Agreement (as defined herein), which requires AEVEX Corp. to make cash payments to the TRA Rights Holders (as defined herein) in respect of certain tax benefits to which AEVEX Corp. may become entitled and confers significant economic benefits to the TRA Rights Holders. We expect that the payments AEVEX Corp. will be required to make under the Tax Receivable Agreement will be substantial and could materially affect our liquidity. See “Organizational Structure,” “Risk Factors—Risks Related to Our Organizational Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

AEVEX Corp. is an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.” Immediately after this offering, funds and investment vehicles managed or controlled by our principal stockholder, Madison Dearborn Partners, LLC (our “Principal Stockholder”), will control approximately 70.0% of the combined voting power of our outstanding shares of Class A common stock and Class B common stock (together, the “common stock”) (or 68.9% if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full). As a result, we are a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Management—Corporate Governance—Controlled Company Status.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 12 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$27.00	$216,000,000.00
Underwriting discounts and commissions(1)	$1.01	$8,100,000.00
Proceeds, before expenses, to AEVEX Corp.	$25.99	$148,808,505.04
Proceeds, before expenses, to the Selling Securityholders	$25.99	$59,091,494.96

(1)	See “Underwriting” for additional information regarding underwriting compensation.

The underwriters have the option to purchase up to an additional 858,923 shares of Class A common stock from us and 341,077 shares of Class A common stock from the Selling Securityholders at the public offering price less the underwriting discounts and commissions for a period of 30 days after the date of this prospectus.

The underwriters expect to deliver shares of Class A common stock against payment in New York, New York on or about June 5, 2026.

GOLDMAN SACHS & CO. LLC	BOFA SECURITIES	JEFFERIES

J.P. MORGAN	RBC CAPITAL MARKETS	BAIRD

WILLIAM BLAIR	RAYMOND JAMES	NEEDHAM & COMPANY

ACADEMY SECURITIES	CAPITAL ONE SECURITIES	PNC CAPITAL MARKETS LLC

Prospectus dated June 3, 2026.

Neither we, the Selling Securityholders nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission (the “SEC”). Neither we, the Selling Securityholders nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. We and the Selling Securityholders are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.

For investors outside of the United States, neither we, the Selling Securityholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

i

BASIS OF PRESENTATION

In connection with the consummation of our IPO, we affected certain organizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions, which we refer to collectively as the “Organizational Transactions.” See “Organizational Structure” for a description of the Organizational Transactions.

Unless we state otherwise or the context otherwise requires, the terms “we,” “us,” “our,” “our business,” “the Company,” “AEVEX” and “AEVEX Aerospace” refer to and similar references refer: (1) on or following the consummation of the Organizational Transactions, to AEVEX Corp. and its consolidated subsidiaries, including Holdings LLC, and (2) prior to the consummation of the Organizational Transactions, to Holdings LLC and its consolidated subsidiaries. The term “MDP” refers to Madison Dearborn Partners, LLC, our equity sponsor, and the term “Holdings LLC” refers to Athena Technology Solutions Holdings, LLC.

We are a holding company and the sole managing member of Holdings LLC and our sole asset is LLC Units of Holdings LLC. Holdings LLC is the predecessor of the issuer, AEVEX Corp., for financial reporting purposes.

Accordingly, this prospectus contains the historical financial statements of Holdings LLC and its consolidated subsidiaries. The unaudited consolidated pro forma financial data of AEVEX Corp. presented in this prospectus has been derived from the application of pro forma adjustments to the historical consolidated financial statements of Holdings LLC and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Organizational Transactions as described in “Organizational Structure,” including the consummation of the IPO, this offering and other related transactions. See “Unaudited Consolidated Pro Forma Financial Information” for a complete description of the adjustments and assumptions underlying the unaudited consolidated pro forma financial data included in this prospectus.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.

Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. Neither we, the Selling Securityholders nor the underwriters have had this information verified by any independent sources. The independent industry publications used in this prospectus were not prepared on our behalf. While we are not aware of any misstatements regarding any information presented in this prospectus, forecasts, assumptions, expectations, beliefs, estimates and projects involve risk and uncertainties and are subject to change based on various factors, including those described under the headings “Forward-Looking Statements” and “Risk Factors.”

TRADEMARKS AND TRADENAMES

This prospectus includes our trademarks and service marks, “AEVEX” and “DroneConfigurator,” which are protected under applicable intellectual property laws and are the property of AEVEX Corp. or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

PROSPECTUS SUMMARY

The following summary contains selected information contained elsewhere in this prospectus about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Consolidated Financial Statements and the related notes included elsewhere in this prospectus. Some of the statements in the following summary constitute forward-looking statements. See “Forward-Looking Statements.” Unless the context otherwise requires, all references in this prospectus to “AEVEX,” “AEVEX Aerospace,” the “Company,” “we,” “us,” “our,” or similar terms refer to AEVEX and its consolidated subsidiaries.

Our Company

We believe that we are a leading defense technology prime contractor and critical enabler of U.S. Unmanned Aerial Systems (“UAS”) dominance strategy missions. We are highly differentiated by our proven track record of securing and successfully executing on critical strategic programs of record (“Programs of Record”), with over 10,200 systems delivered and committed through the end of 2026 to operational environments that validate our battlefield effectiveness. Today, we are positioned as a recognized global leader in Unmanned Systems (“UxS”). Through our advanced autonomous, artificial intelligence (“AI”)-enabled, and attritable UxS, we play a central role in defining next-generation warfighting capabilities, including key areas such as precision strike launched effects, loitering munitions, and full-scope intelligence, surveillance, and reconnaissance (“ISR”). On April 20, 2026, we completed an IPO of shares of our Class A common stock.

Our solutions are primarily sold to agencies and organizations within the United States Department of War (“DoW”), Special Operations Forces (“SOF”), Intelligence Community (“IC”), and allied international partners. For more than 18 years, we have delivered mission critical capabilities for a broad spectrum of operational use cases to over 30 unique active customers and have developed and deployed 38 unique UxS platforms in the last 3 years alone. Our UxS portfolio is underpinned by our proprietary AI-based CompassX sensor-fusion engine, which delivers assured positioning, navigation, and timing (“APNT”) and advanced onboard autonomy in GPS-denied environments. Our capabilities are unified across a software and data-science framework that allows our systems to communicate and operate synchronously in GPS-denied environments. We maintain our leadership in mission capabilities by rapidly innovating through constant customer feedback and in-theater experience, enabling the warfighter with the cutting-edge technology and capability to meet the ever-changing threat environment. This trusted partnership with our customers has been critical in informing our product development pipeline and has resulted in us earning a prime contractor position on 88.1% of revenue for all programs.

We deliver technology-led products and solutions through two complementary business segments:

•	Tactical Systems: Designs and manufactures battle-tested, autonomous, modular, and attritable UxS, including UAS and Unmanned Surface Vehicles (“USV”), along with other mission critical products.

•

Global Solutions: Provides bespoke mission solutions, including AI-enabled full-spectrum airborne ISR, counter-unmanned aerial systems (“C-UAS”), additive manufacturing, and specialized mission aircraft engineering, modification, and testing.

We believe the demand for our UxS products and capabilities is present and pervasive, with the U.S. and global addressable UxS opportunity expected to reach annual levels of approximately $11.0 billion and $26.0 billion, respectively, by 2030. In response to this considerable appetite for autonomous solutions, we have invested in building world-class facilities across the U.S. to deliver for customer missions reliably and at scale.

With approximately 100,000 square feet of dedicated production space, we have the capacity to produce over 1,000 UxS per month and have successfully delivered at high volumes for years. Our operating footprint enables vertically integrated engineering and testing capabilities, driving rapid innovation cycles and customer intimacy.

Our innovation lab has been a cornerstone for our technological innovation, including advanced on-board autonomy and proprietary software packages delivering APNT. Additionally, ForgeX is our highly innovative, deployable, additive manufacturing solution, which enables resiliency on the frontlines of the battlefield by manufacturing mission-ready UxS at the point of need. Collectively, our world-class production facilities, innovation lab, and ForgeX solution strengthen supply chains and enable customer missions worldwide.

Software enablement is a key driver of success across our portfolio of UxS. CompassX delivers onboard autonomy, APNT, real-time situational awareness, and precision targeting, enabling our UxS to navigate complex battlespaces and accurately reach their targets, even in GPS-denied environments. Our software adheres to the Modular Open Systems Approach (“MOSA”) standards, allowing for rapid adaptation to new threats, reduced development cycles, easier and more cost-effective upgrades, and better interoperability between systems.

Today, we are an established leader in the global market for UxS and ISR solutions, backed by our track record of past performance with over 30 unique active customers. We have delivered over 6,200 UxS and have over 3,900 more systems committed through the end of 2026. We have successfully developed, produced, and deployed 38 unique UxS platforms delivering multi-mission capabilities for customers in demanding mission environments. We believe our combination of mission expertise, battle-tested family of technologies, innovative end-to-end mission autonomy, and state-of-the-art production capacity positions us as a key provider to the DoW, SOF, and IC and positions us to capture growth opportunities in our $8.2 billion identified pipeline as of March 2026.

The Organizational Transactions and Initial Public Offering

In connection with the consummation of the Company’s IPO on April 20, 2026, the Company undertook certain organizational transactions, including:

•

The Company amended and restated the LLC Operating Agreement to, among other things, (i) modify the capital structure of Holdings LLC by replacing the historical membership interests (i.e., Class A units) with a new class of common membership interests consisting of LLC Units and (ii) appoint the Company as the sole managing member of Holdings LLC.

•

Our Principal Stockholder and certain other holders of indirect interests in Holdings LLC engaged in a series of transactions, which included one or more contributions, mergers or otherwise, including the merger of the Blocker Entity, that resulted in certain LLC Unitholders contributing their direct or indirect membership interests in Holdings LLC to the Company in exchange for 25,135,300 shares of Class A common stock.

•

The Company amended and restated its certificate of incorporation to, among other things, provide (i) for Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our shareholders generally and (ii) for Class B common stock, with each share of our Class B common stock entitling its holder to one vote per share on all matters presented to our shareholders generally. Shares of Class A common stock and Class B common stock vote as a single class. The shares of Class B common stock do not have any right to receive dividends or distributions upon the liquidation or winding up of AEVEX Corp.

•	The Company issued 63,297,524 shares of Class B common stock to certain LLC Unitholders, on a one-to-one basis with the number of Series B units they owned, for nominal consideration.

•

The Company entered into the Exchange Agreement pursuant to which certain LLC Unitholders are entitled to exchange their Series B units, together with an equal number of shares of Class B common stock, for shares of the Company’s Class A common stock on a one-for-one basis or, at the Company’s election, for cash, from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale).

•

The Company entered into a Tax Receivable Agreement with the TRA Rights Holders that will require the payment by the Company to such persons collectively of 85% of certain tax savings, if any, in U.S. federal, state and local income taxes we actually realize (or, under certain circumstances are deemed to realize) as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases or exchanges of LLC Units, including in connection with this offering, (ii) certain other tax attributes of Holdings LLC and its subsidiaries and the Blocker Entity that existed prior to the IPO, including existing tax basis and our allocable share of existing tax basis acquired in connection with the IPO and increases to such allocable share of existing tax basis and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that the Company is required to make under the Tax Receivable Agreement.

•

The 115,342 of Holdings LLC’s Series A preferred units outstanding prior to the Organizational Transactions were, in accordance with their terms, converted into 7,208,876 shares of the Company’s Class A common stock at a conversion price based on 80% of the IPO price.

•

The Company issued 18,400,000 shares of its Class A common stock, which includes the exercise in full by the underwriters of their option to purchase an additional 2,400,000 shares of Class A common stock, in exchange for net proceeds of approximately $345.9 million, at the IPO price of $20.00, less $22.1 million of underwriting discounts and commissions.

•	The Company used such net proceeds of approximately $345.9 million to acquire 18,400,000 newly-issued Series A units in Holdings LLC.

•

On April 20, 2026, Holdings LLC refinanced the Prior Credit Facilities and entered into the New Credit Facilities. Holdings LLC used the $100.0 million proceeds from the New Term Loan Facility and the proceeds it received from us for the purchase of the newly issued Series A units (i) to repay approximately $258.5 million of outstanding borrowings under our Prior Credit Facilities, (ii) to pay $3.3 million of expenses incurred in connection with the refinancing, (iii) to pay $10.9 million of expenses incurred with the IPO and Organizational Transactions and (iv) for general corporate purposes.

Risk Factor Summary

There are a number of risks related to our business, this offering and our Class A common stock that you should consider before you decide to participate in this offering. You should carefully consider all the information presented in the section entitled “Risk Factors” in this prospectus. Some of the principal risks related to our business include the following:

•	our reliance on a limited number of major customers, including the U.S. Government and its agencies, particularly the DoW, for a substantial portion of our revenue;

•	the potential for reductions, delays, or changes in U.S. and foreign government budgets, spending priorities, procurement processes, or military transformation initiatives;

•

our dependence on government contracts, which are subject to competitive bidding, extensive regulation, the risk of termination, modification, audit, unfavorable terms and the possibility that some contracts are classified, limiting transparency for investors;

•

the challenges of operating in evolving and highly competitive markets, including the risk that we may not be able to expand our customer base, achieve broad market acceptance, or compete effectively against larger or better-resourced competitors;

•	our markets may not grow as expected, or that our efforts to expand into new markets or introduce new offerings may not succeed;

•	our inability to manage increasing technological complexity, scale manufacturing capacity, achieve cost reductions or realize projected economies of scale;

•	our complex products and services may contain unknown defects or errors, leading to claims against us, reputational harm, or diversion of resources from other business priorities;

•	the scarcity, unavailability, or increased cost of critical components or raw materials;

•

our exposure to risks associated with international operations, including compliance with export controls, sanctions and other regulations, as well as political, economic and regulatory instability in foreign markets;

•

our dependence on senior management, key employees and our ability to recruit and retain highly skilled personnel in a competitive labor market, which is essential to our success and customer relationships;

•

the rapid pace of technological change in our markets, and the risk that we may not successfully develop, commercialize or achieve market acceptance for new products, services or enhancements, particularly those involving artificial intelligence;

•	shortfalls in available external R&D funding;

•	changes in tax laws, trade policies, tariffs, inflation, recession and other macroeconomic or market conditions;

•

we may experience difficulties in integrating the operations, technologies, products, existing contracts, accounting and personnel of the companies we acquire and realizing the anticipated synergies of the combined businesses;

•	pandemics, public health crises and other events that could disrupt our business, supply chain or customer demand;

•	we may experience technological failures, cybersecurity breaches, or unauthorized access to our, our customers’, or our suppliers’ information and systems;

•	the failure to adequately protect our intellectual property and proprietary rights;

•	issues managing inventory, including the potential for supply imbalances, obsolescence or losses that could harm our business;

•	our operations depend on our facilities;

•	we have identified material weaknesses in our internal control over financial reporting;

•	we have substantial indebtedness, and we may not be able to generate sufficient cash to service all of such indebtedness;

•	we will incur increased costs and devote substantial management time as a result of operating as a public company;

•	we are a “controlled company” under NYSE rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements;

•	as an emerging growth company, we are able to avail ourselves of reduced disclosure requirements;

•

our sole material asset is our ownership interest in Holdings LLC, and we are accordingly reliant on distributions from Holdings LLC to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and overhead expenses;

•	we will be required to make payments under the Tax Receivable Agreement for certain tax benefits that we may claim and the amount of such payments could be substantial; and

•

provisions in our corporate governance documents, including exclusive forum provisions and renunciation of certain corporate opportunities, could limit stockholder rights or make it more difficult to replace management or pursue litigation.

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occurs, or if we are unable to adequately address these or other risks we face, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our Class A common stock.

Our Principal Stockholder

We have a valuable relationship with our Principal Stockholder, MDP. MDP manages several private equity funds that own an interest in us (the “MDP Funds”). Unless otherwise noted or the context otherwise requires, as used in this prospectus, “MDP” refers to Madison Dearborn Partners, LLC, the ultimate general partner of the MDP Funds, and its affiliated entities, including the MDP Funds. In connection with our IPO, we entered into a director designation agreement (the “Director Designation Agreement”) with MDP that provides MDP the right to designate nominees to our board of directors (the “Board”), subject to certain conditions. See “Certain Relationships and Related Party Transactions—Director Designation Agreement” for more details with respect to the Director Designation Agreement.

Madison Dearborn Partners, LLC is a leading private equity investment firm based in Chicago. Since MDP’s formation in 1992, the firm has raised aggregate capital of approximately $36 billion and has completed investments in more than 160 companies. MDP invests across several dedicated industry verticals, including Technology & Government; Financial Services; and Healthcare. MDP’s objective is to invest in companies in partnership with outstanding management teams to achieve significant long-term appreciation in equity value.

Status as a Controlled Company

Because MDP will control approximately 70.0% of the voting power of our company following the completion of this offering (or 68.9% if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full), we expect to remain a “controlled company” under the rules of NYSE. As a controlled company, we are not required to have a majority of independent directors or to form an independent compensation committee or nominating and corporate governance committee. As a controlled company, we remain subject to the rules of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and are required to have an audit committee composed entirely of independent directors. Under these rules, we were required to have at least one independent director on our audit committee by the date our common stock was listed on NYSE and must have at least two independent directors on our audit committee within 90 days of the listing date, and at least three directors, all of whom must be independent, on our audit committee within one year of the listing date. We currently have five independent directors, of whom Bradley Feldmann and Matthew Klein qualify as independent for audit committee purposes.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the Sarbanes-Oxley Act and the rules of NYSE, including by having a majority of independent directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period. See “Management—Corporate Governance—Controlled Company Status.”

General Corporate Information

Our principal executive offices are located at 440 Stevens Ave #150, Solana Beach, California, 92075. Our telephone number is (858) 704-4125. Our website address is www.aevex.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our Class A common stock. We are a holding company and all of our business operations are conducted through, and substantially all of our assets are held by, our subsidiaries.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). We will remain an emerging growth company until the earlier of (1) December 31, 2031, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (3) the date on which we are deemed to be a large accelerated filer (meaning the market value of common stock that is held by non-affiliates exceeds $700.0 million as of the end of the second quarter of that fiscal year), or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may take advantage of reduced reporting and certain other requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•

only being required to present two years of audited financial statements, plus unaudited condensed financial statements for any interim period, and related management’s discussion and analysis of financial condition and results of operations;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of this extended transition period for complying with new or revised accounting standards provided for by the JOBS Act. We will therefore comply with new or revised accounting standards when they apply to private companies. As a result, our financial statements may not be comparable with companies that comply with public company effective dates for accounting standards.

Ownership and Organizational Structure

AEVEX Corp. is a Delaware corporation formed to serve as a holding company, and our sole asset is our equity interest in Holdings LLC. We operate and control all of the business and affairs and consolidate the financial results of Holdings LLC.

The diagram below depicts our organizational structure. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)

Upon completion of this offering, our Principal Stockholder will control the voting power in AEVEX Corp. as follows: (i) approximately 50.1% (or approximately 49.3% if the underwriters exercise their option to purchase additional shares in full) through its control of ATS Investment Holdings, LLC (“ATS Investment Holdings”) and (ii) approximately 19.9% (or approximately 19.6% if the underwriters exercise their option to purchase additional shares in full) through its control of ATS PubCo Holdings, L.P (“ATS PubCo Holdings”).

(2)

Shares of Class A common stock and Class B common stock vote as a single class. Each outstanding share of Class A common stock and Class B Common stock is entitled to one vote on all matters to be voted on by stockholders generally. The shares of Class B common stock do not have any right to receive dividends or distributions upon the liquidation or winding up of AEVEX Corp. In accordance with the Exchange Agreement, ATS Investment Holdings (and its permitted transferees) is entitled to exchange its Series B Units of Holdings LLC, together with an equal number of shares of Class B common stock, for shares of Class A common stock determined in accordance with the Exchange Agreement or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale).

(3)

Assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, (i) the holders of Class A common stock will have 50.3% of the voting power in AEVEX Corp., with 19.6% held indirectly by our Principal Stockholder, (ii) ATS Investment Holdings, through ownership of the Class B common stock, will have 49.3% of the voting power of AEVEX Corp., with 49.3% held indirectly by our Principal Stockholder, (iii) ATS Investment Holdings will own 49.3% of the outstanding LLC Units and (iv) AEVEX Corp. will own 50.3% of the outstanding LLC Units.

Our corporate structure is commonly referred to as an “Up-C” structure, which is commonly used by partnerships and limited liability companies when they undertake an initial public offering of their business. Our Up-C structure together with the Tax Receivable Agreement allows certain existing direct and indirect owners of Holdings LLC to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “pass-through” entity, for income tax purposes following our IPO. One of these benefits is that future taxable income of Holdings LLC that is allocated to such owners will be taxed on a flow-through basis and therefore will generally not be subject to corporate U.S. federal income taxes at the entity level. Additionally, because the Series B Units of Holdings LLC that ATS Investment Holdings continues to hold are exchangeable, the Up-C structure also provides certain existing direct and indirect owners of Holdings LLC with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. See “Description of Capital Stock.”

ATS Investment Holdings holds a number of shares of our Class B common stock equal to the number of Series B Units of Holdings LLC that it owns. Holders of our Class A common stock and Class B common stock are each entitled to one vote per share on all matters on which stockholders are entitled to vote.

AEVEX Corp. also holds LLC Units and therefore receives benefits on account of its ownership in an entity treated as a partnership, or “passthrough” entity, for income tax purposes. As AEVEX Corp. acquires Series B Units of Holdings LLC from ATS Investment Holdings (or any of its transferees) under the exchange mechanism described above, it will obtain a step-up in tax basis in its share of the assets of Holdings LLC and its flow-through subsidiaries. This step-up in tax basis will provide AEVEX Corp. with certain tax benefits, such as future depreciation and amortization deductions that can reduce the taxable income allocable to AEVEX Corp. We have entered into a Tax Receivable Agreement with the TRA Rights Holders under which AEVEX Corp. agreed to pay the TRA Rights Holders, collectively, 85% of the value of certain tax benefits that AEVEX Corp. realized, or is deemed to realize (calculated using certain assumptions), as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases or exchanges of LLC Units, (ii) certain other tax attributes of Holdings LLC and its subsidiaries and the Blocker Entity that existed prior to our IPO, including existing tax basis and our allocable share of existing tax basis acquired in connection with the IPO and this offering and increases to such allocable share of existing tax basis and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement.

We retain the benefit of the remaining 15% of these cash savings, if any. If the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment. We expect that the payments we may make under the Tax Receivable Agreement will be substantial. For example, if we acquire all of the Class B Units held by the TRA Rights Holders in taxable transactions as of this offering, based on the public offering price of $27.00 per share and on certain other assumptions, including that (i) there are no material changes in relevant tax law and (ii) we earn sufficient taxable income in each year to realize the tax benefits subject to the Tax Receivable Agreement, we would recognize an incremental deferred tax asset of approximately $461.3 million (which will be realized over 15 years) and a noncurrent TRA liability of approximately $392.1 million. These amounts have been prepared for informational purposes only. The actual increases in tax basis with respect to future exchanges or purchases of LLC Units may differ materially from the amounts set forth above because the potential future reductions in our tax payments, as determined for purposes of the Tax Receivable Agreement, and the payment we will be required to make under the Tax Receivable Agreement, will each depend on a number of factors, including the market value of our Class A common stock at the time of the exchange or purchase, the prevailing federal tax rates applicable to us over the life of the Tax

Receivable Agreement (as well as the assumed combined state and local tax rate), the amount and timing of the taxable income that we generate in the future and the extent to which future exchanges or purchases of LLC Units are taxable transactions. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

THE OFFERING

Issuer	AEVEX Corp.

Class A common stock offered by us	5,726,157 shares.

Class A common stock offered by the Selling Securityholders	2,273,843 shares.

Underwriters’ option to purchase additional shares of Class A common stock	1,200,000 shares.

Selling Securityholders	See “Principal and Selling Securityholders.”

Class A common stock to be outstanding immediately after this offering	56,470,333 shares (or 57,329,256 shares if the underwriters’ option is exercised in full). If all outstanding LLC Units held by the LLC Unitholders were exchanged for newly-issued shares of Class A common stock on a one-for-one basis, 114,041,700 shares of Class A common stock would be outstanding.

Class B common stock to be outstanding immediately after this offering	57,571,367 shares (or 56,712,444 shares if the underwriters’ option is exercised in full).

Use of proceeds	We will receive net proceeds of approximately $148.8 million (or $171.1 million if the underwriters’ option is exercised in full) from the sale of Class A common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares of Class A common stock being offered by the Selling Securityholders.

We intend to use the net proceeds to purchase 5,726,157 Series B Units (or 6,585,080 Series B Units if the underwriters exercise their option to purchase additional shares in full), together with an equivalent number of shares of Class B common stock, from certain direct and indirect members of ATS Investment Holdings, including entities controlled by our Principal Stockholder. The LLC Units of Holdings LLC will be acquired by us at a purchase price per unit or share equal to the public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions. See “Use of Proceeds.”

Controlled company	After this offering, MDP will control approximately 70.0% of the voting power (or 68.9% if the underwriters’ option to purchase additional shares is exercised in full) in us. As a result, we expect to remain a controlled company within the meaning of the corporate governance standards of NYSE. See “Management—Corporate Governance—Controlled Company Status.”

Dividend policy	We currently intend to retain any future earnings for investment in our business and do not expect to pay any dividends in the foreseeable future. The declaration and payment of all future dividends, if any, will be at the discretion of our Board and will depend upon our financial condition, earnings, contractual conditions or applicable laws and other factors that our Board may deem relevant. See “Dividend Policy.”

IPO lock-up release	In connection with this offering, the representatives of the several underwriters in the IPO have agreed to waive, solely with respect to the shares actually sold in this offering, the lock-up restrictions applicable to us and the Selling Securityholders pursuant to agreements entered into in connection with our IPO. See “Underwriting.”

Risk factors	Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Symbol for trading on NYSE	“AVEX.”

Unless we specifically state otherwise or the context otherwise requires, the share information in this prospectus:

•	assumes that the underwriters’ option to purchase additional shares of Class A common stock is not exercised;

•	excludes the shares of Class A common stock that may be issuable upon exercise of exchange rights held by the LLC Unitholders;

•	excludes 1,464,825 shares of Class A common stock issuable upon vesting of outstanding restricted stock awards; and

•	excludes 9,939,345 shares of Class A common stock reserved for future issuance under the AEVEX Corp. 2026 Omnibus Incentive Plan (the “2026 Plan”).

RISK FACTORS

This offering and an investment in our Class A common stock involve a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the financial and other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks actually occur, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, the trading price of our Class A common stock could decline, and you could lose all or part of your investment.

Because of the following factors, as well as other factors affecting our business, financial condition, operating results and prospects, past financial performance should not be considered a reliable indicator of future performance, and investors should not rely on historical trends to anticipate trends or results in the future.

Risks Related to Our Business and Industry

We rely heavily on sales to certain customers, including the U.S. Government, particularly to agencies of the DoW.

Historically, we have derived a significant portion of our total sales from the U.S. Government and its agencies. Revenue from the U.S. Government and agencies of the U.S. Government, when they are direct customers of the Company, represented 78% and 81% of total revenue for the year ended December 31, 2025 and 2024, respectively. Revenue from the U.S. Government and agencies of the U.S. Government, when they are direct customers of the Company, represented 88% and 68% of total revenue for the three months ended March 31, 2026 and 2025, respectively. We believe that the success and growth of our business for the foreseeable future will continue to depend to a significant degree on our ability to win government contracts, in particular from the DoW. Many of our government customers are subject to budgetary constraints and our continued performance under these contracts, or award of additional contracts from these agencies, could be jeopardized by spending reductions or budget cutbacks at these agencies. Recently, the reduction of government spending has been a primary focus of the federal government. In January 2025, President Trump announced an executive order establishing the Department of Government Efficiency (“DOGE”) to maximize government efficiency and productivity. In February 2025, President Trump stated that he has directed DOGE to review Pentagon spending for potential waste and fraud. As a result of these recent developments and other factors, the funding of U.S. Government programs is uncertain. We are dependent on continued congressional appropriations and administrative allotment of funds based on an annual budgeting process. We cannot assure you that current levels of congressional funding for our products and services will continue and that our business will not decline.

The U.S. military funds a portion of our contracts through operational needs statements, and to a lesser extent, through programs of record, which provides us with less visibility and certainty on future funding allocations for our contracts. Furthermore, all of our contracts with the U.S. Government are terminable by the U.S. Government at will, and the increasing government spending reviews may result in revocation of previously awarded contracts. A significant decline in government expenditures generally, or with respect to programs for which we provide products and/or services, could adversely affect our business and prospects. Our operating results may also be negatively impacted by other developments that affect these government programs generally, including the following:

•	changes in government programs that are related to our products and services;

•	adoption of new laws or regulations relating to government contracting or changes to existing laws or regulations;

•	changes in political or public support for security and defense programs;

•	delays or changes in the government appropriations and budget process;

•	uncertainties associated with the current global threat environment and other geo-political matters; and

•	delays in the payment of our invoices by government payment offices.

These developments and other factors could cause governmental agencies to reduce their purchases under existing contracts, to exercise their rights to terminate contracts at-will or to abstain from renewing contracts or entering into new contracts, any of which would cause our revenue to decline and could otherwise harm our business, financial condition and results of operations.

A decline in the U.S. and other government budgets, changes in spending or budgetary priorities, delays in contract awards or in the release of approved funds may significantly and adversely affect our future revenue.

Because we generate a significant portion of our total sales from the U.S. Government and its agencies and from foreign governments, our results of operations could be adversely affected by government spending caps, delays in the government budget process, program starts, the award of contracts or orders under existing contracts, or delays in release of funds by the federal government. Delays in the formalization of a contract could result in delayed funding, billing and payment. Our business may be adversely impacted due to shifts in the political environment and resulting changes in the government and agency leadership positions and priorities for funding. We cannot assure you that current levels of congressional funding for our products and services will continue and that our business will not decline, or that such funding will be accessible or consistent with previously realized timelines due to federal budgetary review activities and potential freezes on or cancellation of various governmental programs from time to time. If annual budget appropriations or continuing resolutions are not enacted timely, we could face U.S. Government shutdowns, which could adversely impact our programs and contracts with the U.S. Government, our ability to receive timely payment from U.S. Government entities and our ability to timely obtain export licenses for our products and services to fulfill contracts with our international customers. A prolonged U.S. Government shutdown, or the adoption of a “continuing resolution” requiring the government to operate on funding levels equivalent to its prior fiscal year, could have an adverse impact on our results and growth plans.

Further, there is a possibility that political decisions made by the U.S. Government, such as the establishment of DOGE and the related probes into and reductions in government spending, policy changes regarding prior military commitments by the second Trump administration, including those regarding ongoing conflicts, including between Russia and Ukraine, Israel and Hamas, or an impasse on policy issues between the executive branch and Congress, could impact future spending and program authorizations, which may not increase or may decrease or shift to programs in areas in which we do not provide products or services or are less likely to be awarded contracts. Such changes in spending authorizations and budgetary priorities may occur as a result of shifts in spending priorities from defense-related and other programs due to, among other factors, competing demands for federal funds and the number and intensity of military conflicts. In addition, we may receive stop work orders and/or contract cancellations for existing U.S. Government contracts due to shifting foreign military aid priorities, and we cannot project the aggregate negative impact on our results of operations due to any future stop work orders and/or contract cancellations.

Military transformation and changes in overseas operational levels may affect future procurement priorities and existing programs, which could limit demand for our products and services and have an adverse effect on our business, financial condition and results of operations.

While current world tensions—including the conflict between Russia and Ukraine—are driving short-term defense spending increases, we cannot predict whether and when a reduction in overseas operational levels will occur, how future procurement priorities related to defense transformation will be impacted, including by future events, or how changes in the threat environment will impact opportunities and competition for our products, for existing, additional or replacement programs. Government contracts, and associated revenue, particularly those with the DoW, can be episodic in nature and difficult to predict from period to period and any adverse change in political relations between the U.S. and other countries or regions where our overseas customers are located could negatively impact demand for our product and services. Unsatisfactory performance of our products resulting from the environments in which drones operate, including in combat or other areas where wars and hostilities may occur, may cause the demand for our products and technologies to decline or be subject to variation. For example, for the year ended December 31, 2025, our total revenue attributable to end-users in the Ukraine accounted for a substantial portion of our total revenues, although the proportion of our revenues attributable to such end-users is expected to decrease in the future. As such, any reduction to operational levels related to the conflict between Russia and Ukraine could lead to volatility in our revenues and could have an adverse impact on our business, financial condition and results of operations. While historically we have strategically diversified our portfolio in an effort to mitigate the susceptibility of our business to reductions in overseas operational levels, and we intend to continue this effort, particularly by aiming to grow our non-Ukraine-related total revenue, we cannot be certain that such actions have mitigated or will mitigate the risk of our business to such reductions.

We operate in evolving markets, which makes it difficult to evaluate our business and future prospects.

One of our key strategies is to invest in R&D to drive innovation and spur growth. Our innovative solutions are often sold in new and rapidly evolving markets. Accordingly, our business and future prospects may be difficult to evaluate. We cannot accurately predict the extent to which demand for our products and services will increase, if at all. The challenges, risks and uncertainties frequently encountered by companies in rapidly evolving markets could impact our ability to do the following:

•	generate sufficient revenue to maintain profitability;

•	acquire and maintain market share;

•	achieve or manage growth in our operations;

•	develop and renew contracts;

•	attract and retain additional engineers and other highly-qualified personnel;

•	successfully develop and commercially market new products and services;

•	adapt to new or changing policies and spending priorities of governments and government agencies; and

•	access additional capital when required and on reasonable terms, including capital to refinance our substantial indebtedness.

If we fail to address these and other challenges, risks and uncertainties successfully, our business, results of operations and financial condition would be materially harmed.

We face competition from other firms, many of which have substantially greater resources.

The defense industry is highly competitive and generally characterized by intense competition to win contracts. Additionally, our markets are facing increasing industry consolidation, resulting in larger competitors who have more market share putting more downward pressure on prices and offering a more robust portfolio of products and services.

Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past contract performance, geographic presence, price and the availability of key professional personnel, including those with security clearances. Furthermore, many of our competitors may be able to use their substantially greater resources and economies of scale to develop competing products and technologies, manufacture in high volumes more efficiently, divert sales from us by winning broader contracts or hire away our employees by offering more lucrative compensation packages. Small business competitors may be able to offer more cost-competitive solutions, due to their lower overhead costs, and take advantage of small business incentive and set aside programs for which we are ineligible. Foreign competitors may also be able to offer more cost-competitive solutions as compared to our products and services. The markets in which our products and services are sold are expanding, and competition is intensifying as additional competitors enter such markets and current competitors expand their product lines. In order to secure contracts successfully when competing with larger, well-financed companies, we may need to agree to contractual terms that provide for lower aggregate payments to us over the life of the contract, which could adversely affect our margins. In addition, larger diversified competitors serving as prime contractors may be able to supply underlying products and services from affiliated entities, which would prevent us from competing for subcontracting opportunities on these contracts. Our failure to compete effectively with respect to any of these or other factors could have a material adverse effect on our business, prospects, financial condition or operating results.

If the markets for our products do not grow as expected, if we cannot expand our customer base or if our products and services do not achieve broad acceptance, then we may not be able to achieve our anticipated level of growth.

We cannot accurately predict the future growth rates or sizes of the markets for our products and services. Demand for our products and services may not increase, or may decrease, either generally or in specific markets, for particular types of products and services or during particular time periods. Despite expanding our customer base to include international clients and non-military domestic agencies and making initial export breakthroughs, sustained increases in sales to international customers are not guaranteed. Historically, a large portion of our revenue has been with the U.S. Government. An increase of international sales of our product and services may not occur as anticipated. The expansion of the markets for our products in general, and the market for our products and services in particular, depends on several factors, including the following:

•	customer satisfaction with these types of systems as solutions;

•	the cost, performance and reliability of our products and products offered by our competitors;

•	customer perceptions regarding the effectiveness and value of these types of systems;

•	restrictions on our ability to market our products and services internationally due to U.S. Government laws and regulations;

•	securing necessary regulatory approvals, including access to airspace and wireless spectrum for our uncrewed systems; and

•	marketing efforts and publicity regarding these types of systems and services.

If we are unable to manage the increasing technological complexity of our business, or achieve or manage our expected growth, our business could be adversely affected.

The technological complexity of our business has increased significantly over the last several years. Our growth has placed, and our expected growth will continue to place, a strain on our management and our administrative, operational and financial infrastructure. We anticipate further growth of headcount and facilities will be required to address expansion in our product and service offerings and the geographic scope of our customer base. However, if we are unsuccessful in our efforts, our business could decline. Our success will depend in part upon the ability of our senior management to manage our increased complexity and expected growth effectively. To do so, we must continue to hire, train, manage and integrate a significant number of qualified managers and engineers, as well as an adequate support structure. If our new employees perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or retaining these or our existing employees, then our business may experience declines.

To support our expected growth, we must continue to improve our operational, financial and management information systems. If we are unable to manage our growth while maintaining our quality of service, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, then our business, prospects, financial condition or operating results could be adversely affected.

Any efforts to expand our offerings beyond our current markets may not succeed, which could negatively impact our operating results.

The U.S. military represents our largest source of revenue. Our efforts to expand our product and service offerings beyond our traditional markets may divert management resources from existing operations and require us to commit significant financial resources to unproven businesses that may not generate additional sales, either of which could significantly impair our operating results.

The markets in which we compete are characterized by rapid technological change, requiring us to develop new products and product enhancements, and could render our existing products obsolete.

Continuing technological changes in the market for our products could make our products and services less competitive or obsolete, either generally or for particular applications. The length and severity of the cycles in the commercial and defense industries are difficult to predict. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and enhancements to our existing product offerings, as well as introduce a variety of new product offerings to address the changing needs of the markets in which we offer our products. Delays in introducing new products and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause existing and potential customers to purchase our competitors’ products.

If we are unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, our products could lose market share, our revenue and profits could decline, and we could experience operating losses.

We expect to incur substantial R&D costs and devote significant resources to identifying and commercializing new products and services, which could significantly reduce our profitability and may never result in revenue.

Our future growth depends on penetrating new markets, adapting existing products to new applications, and introducing new products and services that achieve market acceptance. We have incurred, and expect to continue to incur, substantial R&D costs as part of our efforts to design, develop and commercialize new products and services and enhance existing products. We incurred $25.4 million and $13.0 million of expense, or 6% and 3% of our revenue, in our years ended December 31, 2025 and 2024, respectively, on internal R&D activities. We incurred $3.3 million and $9.5 million of expense, or 2% and 18% of our revenue, during the three months ended March 31, 2026 and 2025, respectively, on internal R&D activities. We believe that there are significant investment opportunities in a number of business areas and adjacent markets. Because we account for internal R&D as an operating expense, these expenditures will adversely affect our earnings in the future. Further, our R&D programs may not produce successful results, and our new products and services may not achieve market acceptance, create additional revenue or become profitable, which could materially harm our business, prospects, financial results and liquidity.

Our international business poses potentially greater risks than our domestic business, particularly if we continue to expand outside of the United States.

International sales, both our direct sales and indirect sales to allied nations, are subject to a number of material risks, including the following:

•	the unavailability of, or difficulties in obtaining any, necessary U.S. Governmental authorizations for the export of our products and services to certain foreign jurisdictions;

•	regulatory requirements that may adversely affect our ability to sell certain products and services or repatriate profits to the United States;

•

the complexity and necessity of using foreign third-party agents, representatives and consultants, and delays in and difficulty of conducting due diligence on and validating foreign third-party agents, representatives and consultants;

•	the complexity of shipping our products internationally through multiple jurisdictions with varying legal requirements;

•	difficulties in enforcing agreements and collecting receivables through foreign legal systems and other relevant legal issues, including fewer legal protections for intellectual property;

•	potential fluctuations in foreign economies and in the value of foreign currencies and interest rates;

•	potential preferences by prospective customers to purchase from local (non-U.S.) sources;

•	general economic and political conditions in the geographic markets in which we operate;

•	laws or regulations relating to non-U.S. military contracts that favor purchases from non-U.S. manufacturers over U.S. manufacturers;

•	the imposition of in-country production and manufacturing requirements by international customers;

•	the imposition of tariffs, embargoes, export controls and other trade restrictions; and

•

different and changing legal and regulatory requirements, including those pertaining to anti-corruption, anti-boycott, data protection and privacy, employment law, intellectual property, contracts and tax in the jurisdictions in which we currently operate or may operate in the future.

Negative developments in any of these areas in one or more countries in which we operate could result in a reduction in demand for our products, the cancellation or delay of orders already placed, threats to our intellectual property, destabilization of performance, difficulty in collecting receivables and a higher cost of doing business, any of which could negatively impact our business, financial condition or results of operations. While we have adopted policies and procedures to facilitate compliance with laws and regulations applicable to our international operations and sales, our failure, or the failure by our employees or others working on our behalf, to comply with such laws and regulations may result in administrative, civil or criminal liabilities, including fines, suspension or debarment from government contracts or suspension of our export privileges. Moreover, our sales, including sales to customers outside the United States, substantially all are denominated in U.S. dollars, and downward fluctuations in the value of foreign currencies relative to the U.S. dollar may make our products more expensive than other products, which could harm our business.

Our products and services are complex and could have unknown defects or errors, which may give rise to claims against us, diminish our brand or divert our resources from other purposes.

Our products rely on complex engineering and the implementation of advanced technology. Despite extensive testing, our products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. In addition, we often rely on subcontractors to manufacture some components that are embedded in our systems that may not operate as intended. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to our reputation, any of which could materially harm our results of operations and our ability to achieve market acceptance. In addition, increased development and warranty costs could be substantial and could reduce our operating margins.

The existence of any defects, errors, or failures in our products or the misuse of our products could also lead to product liability claims or lawsuits against us. A defect, error or failure in one of our products could result in injury, death or property damage and significantly damage our reputation and support for our products in general.

Although we maintain insurance policies, we cannot be certain that this insurance will be adequate to protect us from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all. A successful product liability claim could result in substantial cost to us. Even if we are fully insured as it relates to a claim, the claim could nevertheless diminish our brand and divert management’s attention and resources, which could have a negative impact on our business, prospects, financial condition and results of operations.

If critical components or raw materials used to manufacture our products or used in our development programs become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products and in completing our development programs, which could damage our business.

Our ability to meet customers’ demands depends, in part, on our ability to obtain timely and adequate delivery of high quality materials, components and subsystems, many of which are obtained from a select group of specialized suppliers, including some sole-source providers. We do not have long-term agreements with all suppliers that obligate them to continue to sell components, products required to build our systems or products to us. Our reliance on suppliers without long-term binding contracts involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components or products of sufficient quality, will increase prices for the components or products and will perform their obligations on a timely basis.

If any of our supplier’s face capacity constraints, financial instability, or an unwillingness to provide raw materials or components to us, we may need to seek alternative suppliers or revise our designs, particularly because some of our components are sourced from foreign countries. Locating alternative sources may take significant time, and even then, we may encounter significant delays in manufacturing and shipping. Additionally, credit constraints among key suppliers could impact our cash flow. We have also experienced rising costs for components, shipping, tariffs, warehousing, and inventory. Our domestic suppliers have experienced increased demand for their products due to tariffs, which could impact the availability or price of our components. The permanence of these cost increases remains uncertain, and obtaining replacement components within our required time frames may prove challenging. Shortages could lead to excess inventory and potential obsolescence risks.

In addition, certain raw materials and components used in the manufacture of our products and in our development programs are periodically subject to supply shortages, and our business is subject to the risks of price increases and periodic delays in delivery. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials. For example, due to the potential volatility of supply and increase in demand, lead times and prices for certain components, such as semiconductors and memory related microprocessors, may experience supply and price uncertainty. Particularly, the market for electronic components may experience increased demand and a global shortage of semiconductors, which may create substantial uncertainty regarding our suppliers’ continued production of key components for our products, and the supply for certain subcomponents and parts is impacting our Command, Control, Computing, Communications, Cyber and ISR business. As a result, shortages in components for our products and delays in obtaining components for our products could cause customers to terminate their contracts with us, delay orders from us or cause us to delay accepting orders, negatively impact our ability to win new programs and/or contracts, negatively impact and disrupt our development programs, increase our costs and could adversely affect our business, results of operations, prospects and financial condition.

Our products include a variety of components, motors, batteries, and other advanced components, that rely on rare earth metals for their manufacturing. This may require sourcing of these components and required materials from foreign entities. Any disruption in the supply of these metals could adversely affect our ability to produce and deliver our products. Factors that might lead to such disruptions include geopolitical tensions, trade restrictions, supply chain bottlenecks, and environmental regulations affecting mining operations. A limited supply or increased cost of rare earth metals could lead to higher production costs, delays in manufacturing schedules, and potential inability to meet customer demand, thereby impacting our revenue and growth plans. Managing these risks necessitates close monitoring of supply chains, diversification of suppliers, and the pursuit of alternative materials or technologies where possible.

Escalating restrictions between the U.S. and foreign countries contribute to supply chain complexities. For instance, in January 2025, China imposed sanctions on AEVEX in response to sales of military equipment by the U.S. Government to Taiwan. These sanctions by China’s Ministry of Commerce (MOFCOM) prohibit AEVEX from engaging in import or export activities related to China. In addition, China has subjected the Company to certain export- and import-related prohibitions and new investment bans by placing the Company on the “Unreliable Entity List” maintained by China’s Ministry of Commerce. Also, our Executive Chairman, Brian Raduenz, was one of 200 U.S. Nationals personally sanctioned by the Russian Ministry of Foreign Affairs in November 2022 and placed on its permanent “stop list”; these sanctions, which now encompass a larger number of U.S. officials, include a lifetime ban which prohibits him from entering Russia. While we have not experienced, and do not expect to experience, a material negative impact on our business as a result of any such sanctions and export restrictions, we cannot be certain that a material negative effect will not occur in the future as a result of these sanctions and restrictions or future sanctions or restrictions that may be imposed on us. Some of our components sourced from foreign countries are at risk of sanctions and other trade restrictive actions, and any escalation in global trade tensions or trade restrictions may hinder our ability to obtain these components from new suppliers. Restrictions on semiconductor manufacturing equipment and raw materials could lead to higher material costs, material unavailability and transportation uncertainty.

Our earnings and profit margins may decrease based on the mix of our contracts and programs and other factors related to our contracts.

In general, we perform our work under multiple contract pricing structures including, including fixed-price type contracts and cost-plus-fee type contracts. Under fixed-price contracts, we deliver products or perform services under a contract at a stipulated price. Under cost-plus-fee contracts, which are subject to a contract ceiling amount, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance based. We typically experience lower profit margins under cost-plus-fee contracts than under fixed-price contracts, though fixed-price contracts involve higher risks. In general, if the volume of services we perform under cost-plus-fee contracts increases relative to the volume of services we perform under fixed-price contracts, we expect that our operating margin will decline. In addition, our earnings and margins may decrease depending on the costs we incur in contract performance, our achievement of other contract performance objectives and the stage of our performance at which our right to receive fees, particularly under incentive and award fee contracts, is finally determined.

We must recruit and retain highly-skilled employees to succeed in our competitive business.

We depend on our ability to recruit and retain employees who have advanced engineering and technical services skills and who work well with our customers. Historically, substantial competition for skilled personnel in our industry has existed. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. Our ability to recruit and retain qualified, technical personnel, such as engineers, has been adversely impacted by the labor market. Increased restrictions on the import of foreign labor may also increase demand for engineering personnel and adversely impact our ability to hire and retain qualified personnel. If we are unable to recruit, train and retain a sufficient number of these employees, then our ability to maintain our competitiveness and grow our business could be negatively affected. In addition, because of the highly technical nature of our products, the loss of any significant number of our existing engineering personnel could have an adverse effect on our business and operating results. Moreover, some of our U.S. Government contracts contain provisions requiring us to staff a program with certain personnel the customer considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutes, the customer may terminate the contract. Certain of our programs also require staffing by employees who hold high-level security clearances, the market for which is extremely competitive and not limited to the aerospace & defense industry. We cannot predict the extent to which these shortages will continue or the extent to which they could negatively impact our development programs and results of operations in future periods.

Our ability to stay competitive within our markets may be dependent upon increasing manufacturing capacity to support anticipated growth and achieving cost reductions and projected economies of scale from increasing manufacturing quantities of our products. Failing to adequately increase production capacity and achieve such reductions in manufacturing costs and projected economies of scale could adversely affect our business.

Our future growth depends on increasing manufacturing capacity of our products, and our failure to adequately increase such capacity could have an adverse effect on our business and financial results. We do not know whether or when we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to manufacture (or contract for the manufacture of) our products in commercial quantities while meeting the volume, speed, quality, price, engineering, design and production standards required to successfully market our products. Our failure to develop such manufacturing processes and capabilities in locations that can efficiently service our clients and markets could have an adverse effect on our business, financial condition, results of operations and prospects. Our ability to remain competitive is, in part, dependent upon achieving increased savings from volume purchases of raw materials and component parts, achieving acceptable manufacturing yield and capitalizing on machinery efficiencies. Constraints in the global supply chain may impact our ability to have reliable access to supplies that we require or affect our ability to purchase such materials or components at cost effective prices. There is no assurance that we will be in a position to realize any material, labor and machinery cost reductions associated with higher purchasing power and higher production levels. Failure to achieve these cost reductions could adversely impact our business and financial results.

There are difficult issues to navigate in the development and use of AI, which may result in reputational harm or liability, and failure to introduce new and innovative products that have AI capabilities could put us at a competitive disadvantage.

We currently incorporate machine learning and AI capabilities into certain of our products and solutions and may seek to expand the use of AI in our offerings in the future. As with many innovations, AI presents risks, challenges, and unintended consequences that could affect our business. AI algorithms and training methodologies may be flawed and the outputs of AI tools may produce inaccurate results or hallucinations. The algorithms and models utilized in AI systems may have limitations, including biases, errors, or inability to handle certain data types or scenarios or to render explainable outputs. These deficiencies and other failures of AI systems could subject us to competitive harm, regulatory action, legal liability, and brand or reputational harm. Further, incorporating AI could give rise to litigation risk and risk of non-compliance and unknown cost of compliance, as AI is an emerging technology for which the legal and regulatory landscape is not fully developed (including potential liability for infringing intellectual property or violating privacy rights or laws). While new AI initiatives, laws, and regulations are emerging and evolving, what they ultimately will look like remains uncertain, and our obligation to comply with them could entail significant costs, negatively affect our business, or entirely limit our ability to incorporate certain AI capabilities into our offerings.

Additionally, leveraging AI capabilities to potentially improve internal functions and operations presents further risks and challenges. The use of AI to support business operations carries inherent risks related to data privacy and security, such as intended, unintended, or inadvertent transmission of proprietary, sensitive or export-controlled information, potential intellectual property infringement from the use of data to train AI tools or from outputs generated by AI tools, as well as challenges related to implementing and maintaining AI tools. Additionally, our competitors might move faster than us to gain efficiencies by incorporating AI into their design and development processes, and our products and/or cost structure could become less competitive as a result. The rapid evolution of AI will require the application of resources by us to develop, test and maintain our products, services and operations to help ensure that AI is implemented ethically in order to minimize unintended, harmful impact.

Furthermore, there are risks associated with the fact that the platforms providing AI models are in many cases owned and operated by emerging companies with less contractual and compliance sophistication. These factors may undermine our ability to effectively utilize AI and our competitors may be faster or more successful than we are in incorporating AI and other disruptive technology into their offerings, which would impair our ability to compete successfully.

Our leases may be terminated or we may be unable to renew our leases on acceptable terms and if we wish to relocate, we may incur additional costs if we terminate a lease.

We have made significant capital expenditures to improve several of our leased facilities in order to make them suitable for our purposes as well as to meet requirements that we are subject to as a U.S. Government contractor and to obtain facility security clearances. However, at the end of the lease term and during any renewal period for a facility, we may be unable to renew our leases without substantial additional cost, if at all. If we are unable to renew our facility leases, we may close or relocate a facility, which could subject us to construction and other costs and risks, which in turn could have an adverse effect on our business, results of operations, prospects and financial condition, including significant capital expenses that may materially impact our results of operations and our ability to meet certain contractual schedule commitments. Additionally, we may have to seek qualification of any new facilities in order to meet customer or contractual requirements. We would also have to obtain facility security clearances for the new facility in order to continue to perform on classified contracts. Further, we may not be able to secure a replacement facility in a location that is as commercially viable as that of the lease we are unable to renew, due to contracts that may require us to have facilities in certain locations. Having to close a facility, even briefly to relocate, would reduce the sales that such facility would be able to contribute to our revenues. Additionally, a relocated facility may generate less revenue and profit, if any, than the facility it was established to replace. Many of our facilities are located on leased premises subject to non-cancellable leases. Typically, our leases have initial terms ranging from two to five years, with options to renew for specified periods of time. We believe that our future leases will likely also be long-term and non-cancellable and have similar renewal options. If we close or stop fully utilizing a facility, we will most likely remain obligated to perform under the applicable lease, which would include, among other things, making the base rent payments, and paying insurance, taxes and other expenses on the leased property for the remainder of the lease term. Our inability to terminate a lease when we stop fully utilizing a facility could adversely impact our business, results of operations, prospects and financial condition.

Earnings and cash flows can be impacted by changes in tax laws.

As a U.S.-based company with foreign business interests, we are subject to income tax in the U.S. and numerous jurisdictions outside the U.S. The relevant tax rules and regulations are complex, often changing and, in some cases, are interdependent. If these or other tax rules and regulations should change, our earnings and cash flows could be negatively impacted. Our worldwide provision for income taxes is determined, in part, through the use of significant estimates and judgments. Numerous transactions arise in the ordinary course of business where the ultimate tax determination is uncertain. We undergo tax examinations by tax authorities on a regular basis. While we believe our estimates of our tax obligations are reasonable, the final outcome after the conclusion of any tax examinations and any litigation could be materially different from what has been reflected in our historical financial statements. Also, due to the U.S. Internal Revenue Service tax capitalization rules, Section 174, which requires R&D expenditures to be capitalized and amortized over a 5-year period for tax purposes, we expect an increase in cash paid for U.S. federal income taxes in future fiscal years relative to prior periods. The One Big Beautiful Bill Act features several tax reforms including suspending the capitalization and amortization of domestic R&D expenditures for amounts paid or incurred in tax years beginning after December 31, 2024, and before January 1, 2030.

Changes in trade policies, including the recently-announced tariff regime, could cause adverse impacts to our business.

In the first half of 2025, we observed a significant shift in U.S. trade policy, with increased tariffs and the imposition of significant new tariffs that could have an adverse impact our supply chain and business operation. Changes in trade policies, such as new tariffs or increases in tariffs, or reactionary measures including retaliatory tariffs, legal challenges, or currency manipulation, could have an adverse effect on our business.

Additionally, retaliatory measures, or prolonged uncertainty in trade relationships could result in supply chain disruptions, delayed shipments, or increased operational complexity, which could also adversely affect our business, results of operations and cash flows. While we intend to take steps to mitigate any impacts of tariffs or other impacts resulting from changes in trade policy, our ability to do so may be limited by operational and supply chain constraints, especially in the short term.

We use estimates in accounting for many of our programs and changes in our estimates could adversely affect our future financial results.

Contract accounting requires judgments relative to assessing risks, including risks associated with estimating contract transaction prices and costs, definitization of certain contract prices, assumptions for schedule and technical issues, customer-directed delays and reductions in scheduled deliveries, and unfavorable resolutions of claims and contractual matters. Due to the size and nature of many of our contracts, the estimation of total costs at completion is complicated and subject to many variables. For example, we must make assumptions regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials; and consider incentives or penalties related to performance on contracts and include them in the variable consideration to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the related uncertainty is resolved. Because of the significance of the judgments and estimation processes described above, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect our future results of operations and financial condition.

Cost overruns on our contracts could subject us to losses, decrease our operating margins and adversely affect our future business.

If we fail to anticipate technical problems, estimate costs accurately or control costs during our performance of fixed-price contracts, then we may incur losses on these contracts because we absorb any costs in excess of the fixed price. Under cost-plus-fee contracts, if costs exceed the contract ceiling or are not allowable under the provisions of the contract or applicable regulations, then we may not be able to obtain reimbursement for all such costs. Under time and materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. Because many of our contracts involve advanced designs and innovative technologies, we may experience unforeseen technological difficulties and cost overruns. Under each type of contract, if we are unable to control the costs we incur in performing under the contract, then our financial condition and results of operations could be adversely affected. Cost overruns also may adversely affect our ability to sustain existing programs and obtain future contract awards.

We have undergone, and may continue to experience, changes to our executive leadership team and senior management, and if we are unable to integrate new members of our executive leadership team or senior management, or if we fail to retain members of our executive leadership team and senior management, our business and operations may be adversely affected.

Our success is substantially dependent on the continued service of certain members of our senior management, including Roger Wells, our Chief Executive Officer. Our executives have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand, culture and the reputation we enjoy with suppliers, distributors and customers. The loss of the services of any of these executives could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our common stock to decline.

From time to time, there may be changes in our executive leadership team and senior management as a result of the hiring, departure or realignment of key personnel, and such changes may impact our business. Any significant leadership change or senior management transition involves inherent risk and any failure to ensure the timely and suitable replacement and a smooth transition could hinder our strategic planning, business execution and future performance. In particular, these or any future leadership transitions may result in a loss of personnel with deep institutional or technical knowledge and changes in business strategy or objectives and have the potential to disrupt our operations and relationships with employees and customers due to added costs, operational inefficiencies, changes in strategy, decreased employee morale and productivity and increased turnover. If we are unable to successfully integrate new executive leadership team members and senior management, our operations may be adversely affected and we may not be able to achieve our operating objectives.

Our Executive Chairman, senior management and key employees are important to our customer relationships and overall business.

We believe that our success depends in part on the continued contributions of our senior management and key employees, including our founder and Executive Chairman, Mr. Raduenz, and our Chief Executive Officer, Mr. Wells. We rely on our Executive Chairman, executive officers, senior management and key employees to generate business and execute programs successfully. In addition, the relationships and reputation that members of our management team and key employees have established and maintain with government defense personnel contribute to our ability to maintain good customer relations and to identify new business opportunities. The loss of any of our continuing executive officers, Executive Chairman, members of our senior management team or key employees could significantly delay or prevent the achievement of our business objectives and could materially harm our business and customer relationships and impair our ability to identify and secure new contracts and otherwise manage our business.

We face significant risks in the management of our inventory, and failure to effectively manage our inventory levels may result in supply imbalances that could harm our business.

We maintain a variety of parts and components in inventory to allow us to produce and customize our products for specific customer requirements, which parts are potentially subject to obsolescence and expiration. Due to the long-lead time for obtaining certain product components, including in response to procurement issues caused by shortages in the supply chain for such components, and the manufacturing cycles, we need to make forecasts of demand and commit significant resources towards manufacturing our products. As such, we are subject to risks in managing the inventory needs of our business during the year, including estimating the appropriate demand for our products. Should design changes be required in our products, we may be adversely affected. Should orders and market conditions differ significantly from our estimates, our future results of operations could be adversely affected. In the future, we may be required to record write-downs of finished products and materials on-hand and/or additional charges for excess purchase commitments as a result of future changes in our sales forecasts or customer orders. We may hold material amounts of inventory at third parties which are subject to separate management processes. Additionally, our failure to manage inventory effectively, including in response to the effects of shortages of our components, could expose us to losses.

Additionally, shortages of components may result in increased inventory of unfinished products and significant quantities of other unused components remaining in inventory, which could expose us to increased risks of obsolescence and losses which may not be covered by insurance.

Shortfalls in available external R&D funding could adversely affect us.

We depend on our R&D activities to develop the core technologies used in our products and for the development of our future products. A portion of our R&D activities depends on funding from the U.S. Government. U.S. Government spending levels can be impacted by a number of variables, including budgeting policies and changes in government oversight, general economic conditions and competition for U.S. Government funding with other U.S. Government-sponsored programs in the budget formulation and appropriation processes. To the extent that these external sources of funding are reduced or eliminated, company funding for R&D could be reduced. Any reductions in available R&D funding could harm our business, financial condition and operating results.

Technological failures or cybersecurity breaches or other unauthorized access to our, our customers’ and/or our suppliers’ information and systems could negatively impact our business.

We utilize and depend on (i) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers and (ii) facility security systems, owned by us or our third-party vendors or suppliers to process, transmit and store electronic information. Our operations rely on the proper functioning of information technology systems and infrastructure, including both systems and infrastructure that we operate for ourselves and systems or infrastructure that we license, lease or purchase from third-parties, to process, transmit, store and protect electronic information, including sensitive and proprietary information. These systems could fail or be interrupted due to conditions beyond our control, including security incidents, cyber-attacks and agreement terminations with third-party service providers. A failure of or interruption to our systems could disrupt our business operations, result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information, compromise certain information of customers, employees, suppliers or others, jeopardize the security of our facilities or affect the performance of our products and services.

We face various ongoing security threats to the confidentiality, integrity and availability of our information technology infrastructure and the information processed, transmitted, stored and protected thereon and thereby, including cyber security attacks on our information technology infrastructure, which may include attempts to gain access to our proprietary, financial, banking or classified information, disrupt use of our systems or otherwise compromise the integrity of our operations. Our intellectual property, trade secrets, and confidential business information are stored in electronic formats that could be leaked to competitors or the public due to cybersecurity incidents if they occur, which may result in the loss of our competitive advantages and market share. The threats we face vary from those common to most industries, such as malware (including ransomware), to attacks by more advanced and persistent, highly organized adversaries, including nation state actors, which target us for the national security information in our possession, for our role in developing advanced technological systems or with the goal of committing fraudulent activity. Third parties, including activist, criminal, nation-state or terrorist actors, may attempt to fraudulently induce us or our personnel to disclose sensitive information (including passwords) in order to gain access to data, accounts, funds or other assets, or otherwise to inflict harm. Our customers, suppliers and subcontractors are likewise targeted, while to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. We expect such attacks to continue and attack methods continue to evolve. Some cyberattacks depend on human error or manipulation, including phishing attacks or schemes that use social engineering or AI to gain access to systems or carry out disbursement of funds or other frauds. Developments in AI and machine learning provide threat actors with the capability to use more sophisticated means to attack our systems and may exacerbate cybersecurity risk. Although we have implemented a variety of security measures, including multiple procedures and controls to monitor and mitigate these threats, there can be no assurance that these measures or that the measures of our third-party vendors will be sufficient or effective to prevent current or future security threats, physical or cyber access or system disruptions, including the unauthorized release of confidential technical, financial or banking information or corruption of data. For example, we may have limited insight into the data privacy or cybersecurity practices of third-party service providers and vendors. Even if our own security measures remain intact, cyber-attacks, data breaches, security incidents, malicious internet-based activities or other incidents or failures at one of our third-party service providers or our vendors could compromise our systems and data. Further, in such a circumstance, we may not receive timely notice of, or sufficient information about, the breach or other incident or failure, or be able to exert any meaningful control of or influence over how and when the breach or other incident or failure is addressed. Accordingly, any significant operational delays, or any destruction, manipulation or improper use of our data, information systems or networks could adversely affect our financial results and damage our reputation with customers, suppliers and stockholders, and the reputation of our products and services. Further, the costs of mitigating cybersecurity risks may be significant, including, but not limited to, retaining the services of cybersecurity providers; compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations; and costs related to maintaining redundant networks, data backups and other damage-mitigation measures. Moreover, the mere perception of a security breach involving us or any part of the broader aerospace industry, whether or not true, could also damage our business, operations or reputation.

The occurrence of some of these risks may be increased due to the increase in remote working by our employees, suppliers, contractors and other third parties. The impact of cyber-attacks cannot be predicted due to the constantly evolving nature and complexity of such incidents. If we or our partners are subject to data security breaches, whether cyber or due to a failure in physical security protocols, we may lose existing sales and new business opportunities, see increased costs arising from remediation of the breach and the restoration or implementation of additional security measures, be subject to regulatory investigations or enforcement actions and litigation (such as class actions), including fines and penalties, and face increased insurance or audit requirements in our third-party contracts, any of which could materially and adversely affect our business and financial results. Additionally, expenses resulting from cyber security attacks and other security risks may not be fully insured or otherwise mitigated, which could harm our financial results.

Threat actors, nation-states and nation-state supported actors now engage, and are expected to continue to engage, in cyber-attacks, including for geopolitical reasons and in connection with military conflicts and operations. During times of war and other major conflicts, we and our third-party vendors or suppliers may be vulnerable to heightened risk of these attacks. Our systems, networks and physical facilities could be breached, or confidential or personal information could otherwise be compromised due to employee error or malfeasance, if, for example, third parties attempt to fraudulently induce our employees or our customers to disclose information or usernames and/or passwords. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, platforms, systems, networks and/or physical facilities utilized by our third-party service providers and vendors. If a compromise of data were to occur, we may become liable under our contracts with other parties and under applicable law for damages, incur penalties and be responsible for other costs to respond to such an incident.

From time to time, we may also implement new information technology systems or replace and/or upgrade our current information technology systems. These upgrades or replacements may not improve our productivity to the levels anticipated and may subject us to inherent costs and risks associated with implementing, replacing, and updating these systems, including potential disruption of our internal control structure, substantial capital expenditures, demands on management time and other risks of delays or difficulties in transitioning to new systems or of integrating new systems into other existing systems.

Our employees or others acting on our behalf may engage in misconduct or other improper activities, which could cause us to lose contracts or cause us to incur costs.

We are exposed to the risk that employee fraud or other misconduct from our employees or others acting on our behalf could occur. Misconduct by employees or others could include intentional failures to comply with our policies or procedures or with federal, state or local government procurement regulations, regulations regarding the use and safeguarding of classified or other protected information, legislation regarding the pricing of labor and other costs in government contracts, laws and regulations relating to environmental, health or safety matters, bribery of foreign government officials, import-export control, lobbying or similar activity and any other applicable laws or regulations. Misconduct by our employees or others acting on our behalf could also involve the improper use or disclosure of sensitive or classified information, which could result in claims, remediation costs, regulatory investigations or sanctions against us, corruption of disruption of our systems or those of our customers, impairment of our ability to provide services to our customers, loss of current and future contracts, indemnity obligations, serious harm to our reputation and other potential liabilities. We may also be subject to claims of or relating to wrongful termination, violation of employment rights related to employment screening or privacy issues; misclassification of workers as employees or independent contractors; violation of wage and hour requirements and other labor laws; employment of undocumented noncitizens; criminal activity; torts; breach of contract; failure to protect confidential personal information; intentional criminal misconduct; misuse or misappropriation of client intellectual property; employee benefits; or other claims. It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could cause us to lose contracts or cause a reduction in revenues. In addition, alleged or actual misconduct by employees or others acting on our behalf could result in investigations or prosecutions of persons engaged in the subject activities, which could result in unanticipated consequences or expenses and management distraction for us regardless of whether we are alleged to have any responsibility.

We may in the future experience such misconduct, despite our various compliance programs. Misconduct or improper actions by our employees, agents, subcontractors, suppliers, business partners and/or joint ventures could subject us to administrative, civil or criminal investigations and enforcement actions; monetary and non-monetary penalties; liabilities; and the loss of privileges and other sanctions, including suspension and debarment, which could negatively impact our reputation and ability to conduct business and could have an adverse effect on our financial position, results of operations and/or cash flows.

Our work for the U.S. Government and international governments may expose us to increased security risks.

As a government contractor, given the enhanced sensitivity of the information to which we have access and the nature of our products and services, we are at increased risk of being targeted for cyber and other security attacks, including threats to the physical security of our facilities and employees. In addition, we work in international locations where there are high security risks, which could result in harm to our employees, contractors, and remote assets, and substantial protection or recovery costs. Some of our services are performed in or adjacent to high-risk locations where the country or location is experiencing political, social or economic issues, or war or civil unrest. In those locations where we have employees or operations, we may incur substantial costs to maintain the safety of our personnel, our remote assets and our information. As such international locations and the risks associated with them change rapidly, such precautions may be insufficient to avoid such risks including possible possession of our remote assets and related access to our intellectual property by unintended third parties and the possible loss of our personnel in these locations, which could harm our business and operating results.

Our cash may be subject to a risk of loss, and we may be exposed to fluctuations in the market values of our portfolio investments and in interest rates.

Our assets include a significant amount of cash and investments. Nearly all of our cash and bank deposits are not insured by the Federal Deposit Insurance Corporation. Therefore, our cash and any bank deposits that we now hold or may acquire in the future may be subject to risks, including the risk of loss or of reduced value or liquidity.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

Global credit and financial markets have experienced extreme disruptions in recent years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability and a potential recession. There can be no assurance that renewed deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, costlier and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have an adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon implementing business initiatives. These events and the continuing market upheavals could adversely affect our business in a number of ways, including:

Potential Deferment of Purchases and Orders by Customers: Uncertainty about current and future global economic conditions may cause governments, including the U.S. Government, which is our largest customer, other customers and businesses to modify, defer or cancel purchases in response to tighter credit, decreased cash availability and declining consumer confidence. Accordingly, future demand for our products could differ materially from our current expectations. Additionally, if customers are not successful in generating sufficient revenue or are precluded from securing financing, they may not be able to pay, or may delay payment of, accounts receivable that are owed to us. Any inability of current and/or potential customers to pay us for our products may adversely affect our earnings and cash flow.

Negative Impact from Increased Financial Pressures on Key Suppliers: Our ability to meet customers’ demands depends, in part, on our ability to obtain timely and adequate delivery of quality materials, parts and components from our suppliers. If certain key suppliers were to become capacity constrained or insolvent as a result of a market downturn or disruption, then we may have to find new suppliers, which can result in significant delays in manufacturing and shipping our products to customers and additional costs. See “—If critical components or raw materials used to manufacture our products or used in our development programs become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products and in completing our development programs, which could damage our business,” for more detail on risks related to our supply chain.

Customers’ Inability to Obtain Financing to Make Purchases from Us and/or Maintain Their Business: Some of our customers may require substantial financing in order to fund their operations and make purchases from us. The inability of these customers to obtain sufficient credit to finance purchases of our products or services, or otherwise meet their payment obligations to us could adversely impact our financial condition and results of operations. In addition, if a market downturn results in insolvencies for our customers, it could adversely impact our financial condition and results of operations.

Acquisitions could be difficult to integrate, divert the attention of key personnel, disrupt our business, dilute stockholder value and impair our financial results.

From time to time we make equity or asset acquisitions and investments in companies and technology ventures. Such acquisitions generally are intended to achieve various strategic initiatives including the expansion of our product or service offerings, technical capabilities or customer base. These acquisitions involve numerous risks, any of which could harm our business, including the following:

•	our pre-acquisition due diligence may fail to identify material risks or we may fail to accurately estimate the commercial and technical value of the acquired assets;

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difficulties in integrating the operations, technologies, products, existing contracts, accounting and personnel of the companies we acquire and realizing the anticipated synergies of the combined businesses;

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maintaining existing agreements with customers, suppliers, distributors and vendors, avoiding delays in entering into new agreements with prospective customers, suppliers, distributors and vendors, and leveraging relationships with such third parties for the benefit of the post-acquisition combined company;

•	diversion of financial and management resources from existing operations;

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the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;

•	risks of entering new markets in which we have limited or no experience;

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the technologies acquired may not prove to be leading technologies in our markets, may be less mature or less relevant than anticipated, may not have adequate intellectual property rights protection or may infringe proprietary rights of others;

•	the complexities of managing a workforce under foreign labor and employment law and related organizational requirements;

•	potential loss of key employees, customers and strategic alliances from either our current business or the acquired company’s business;

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assumption of unanticipated problems or latent liabilities, such as problems with the quality of the acquired company’s products or its regulatory compliance, including compliance related to U.S. Government contracts; and

•	expanded regulatory compliance complexity and risk, including compliance with regulations of foreign jurisdictions.

Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairments in the future that could harm our financial results. In addition, if we finance acquisitions by issuing equity, or securities convertible into equity, then our existing stockholders may be diluted, which could lower the market price of our common stock. Further, as lock-up and other restrictions on such consideration shares lapse, we could experience heightened trading activity that could disrupt the market price for our common stock. If we finance acquisitions through debt, then such future debt financing may contain covenants or other provisions that limit our operational or financial flexibility and represent default risk if we are unable to maintain certain financial performance metrics while the debt remains outstanding.

It is possible that following an acquisition, the integration process could result in the loss of key employees, the loss of customers, the disruption of either or both of our and the acquired company’s ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues including the integration of IT systems, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. In addition, the actual integration may result in additional and unforeseen expenses. If we are not able to adequately address integration challenges, we may be unable to successfully integrate operations, and the anticipated benefits of the acquisition may not be realized.

In addition, we must achieve the anticipated growth and cost savings without adversely affecting current revenues and investments in future growth. If we are not able to successfully achieve these objectives, the anticipated synergies and other benefits of the acquisition may not be realized fully, or at all, or may take longer to realize than expected. Additionally, we may inherit from acquired companies legal, regulatory, and other risks that occurred prior to the acquisition, whether known or unknown to us, which may be material.

Actual growth, cost and capital expenditure synergies and other cost savings, if achieved, may be lower than what we expect and may take longer to achieve than anticipated. Moreover, at times the attention of the management and resources may be focused on the business integration and diverted from day-to-day business operations or other opportunities that may have been beneficial to us, which may disrupt our ongoing business.

If we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.

Our financial results of operations could be affected by impairment of our goodwill or other intangible assets.

Goodwill and other intangible assets that have indefinite useful lives must be evaluated at least annually for impairment. The specific guidance for testing goodwill and other non-amortized intangible assets for impairment requires management to make certain estimates and assumptions when determining the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, investment rates, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Changes in our estimates and assumptions could impact projected cash flows and the fair value of reporting units. Fair value is generally determined using a combination of the discounted cashflow, market multiple and market capitalization valuation approaches. Absent any impairment indicators, we generally perform our evaluations annually in the fourth quarter, using available forecast information.

Fair value determinations utilized in the quantitative goodwill impairment test require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors. Estimating the fair value of individual reporting units requires us to make assumptions and estimates regarding future plans, as well as industry, economic, and regulatory conditions. These assumptions and estimates include estimated future annual net cash flows, income tax rates, discount rates, growth rates, and other market factors. Estimated future annual net cash flows based in part upon our ability to obtain contracts from the DoW and foreign allied nations and negotiate the estimated pricing are considered the most significant, sensitive assumptions. Actual results can be materially different from the estimates and assumptions. If current expectations of future growth rates and margins are not met, if market factors outside of our control, such as discount rates, income tax rates, or inflation, change, or if management’s expectations or plans otherwise change, including updates to long-term operating plans, then we could recognize future impairment charges, the amount of which could be material.

We have identified material weaknesses in our internal control over financial reporting. If we do not successfully remediate these material weaknesses, or if we identify additional material weaknesses in the future, our ability to accurately report our financial results and comply with our reporting obligations could be adversely affected, which may negatively impact investor confidence and the value of our securities.

In connection with the preparation of our consolidated financial statements as of December 31, 2024, we identified material weaknesses in our internal control over financial reporting, which remain unremediated as of March 31, 2026. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We did not design and maintain an effective control environment as we lacked a sufficient complement of personnel with an appropriate level of internal controls and accounting knowledge, training and experience commensurate with our financial reporting requirements. The limited personnel resulted in our inability to consistently establish appropriate authorities and responsibilities to support of our financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in our finance and accounting functions. Further, due to rapid business growth, the design and implementation of controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting. These material weaknesses contributed to the following additional material weaknesses: We did not design and maintain formal accounting policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures, including controls over the preparation and review of account reconciliations and journal entries, and control activities related to all significant accounts and disclosures. These material weaknesses resulted in audit adjustments to substantially all account balances, certain of which were material.

In addition to the foregoing, we did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of our consolidated financial statements, specifically, with respect to: (i) program change management controls for financial systems to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized, and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate company personnel; (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored; and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements. These IT deficiencies did not result in a misstatement to the financial statements; however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

Additionally, these above material weaknesses could result in misstatements of substantially all account balances and disclosures that would result in a material misstatement to our financial statements that would not be prevented or detected.

We have begun, and are continuing, to take steps intended to remediate these material weaknesses and to strengthen our internal control over financial reporting. These actions include, among other things, (i) hiring additional personnel with appropriate technical accounting, financial reporting and internal control expertise; (ii) engaging a third-party advisory firm to assist in the design and implementation of control activities across the business processes that support the Company’s significant accounts and disclosures; (iii) with the assistance of a third-party advisory firm, designing and implementing a formal financial statement risk assessment in order to identify material financial statement line items for which key controls are needed in order to ensure complete and accurate financial reporting; (iv) designing and implementing training procedures within the Company’s accounting and finance functions to enhance knowledge and understanding of internal control over financial reporting; and (v) developing a detailed remediation plan which includes activities related to creating and maintaining formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures; designing and implementing controls related to the preparation and review of journal entries and account reconciliations to ensure proper segregation of duties; and information technology general controls for all relevant information systems, including controls over program change management, the review, approval and update of user access rights and privileges, controls over batch jobs and data backups, and program development approvals and testing for new systems.

As a public company, the Company is required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting in our future annual reports on Form 10-K to be filed with the SEC beginning with the second annual report following our IPO. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, or other regulatory authorities, which would require additional financial and management resources.

These remediation efforts are ongoing, and the actions we will continue to take may not be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If we are unable to remediate these material weaknesses in a timely manner, or if we identify additional material weaknesses, there could be a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements would not be prevented or detected on a timely basis. In that event, we could be required to restate our financial statements, may be unable to assert that our internal control over financial reporting is effective or to obtain, when required, an unqualified opinion from our independent registered public accounting firm regarding the effectiveness of our internal control over financial reporting, and could fail to meet our reporting obligations. Any of these outcomes could adversely affect investor confidence in our financial reporting, our business, financial condition and results of operations, and the market price of our securities.

We face various risks related to pandemics and similar public health crises, which may adversely impact our business.

We cannot predict the effect of future public health crises on our business and operations. The emergence of pandemics and other public health crises may require the adoption of work from home protocols, social distancing measures in the workplace, international travel restrictions, vaccine mandates and other responsive actions and other changes to our operations. Public health crises may result in travel disruptions, quarantine requirements or other similar logistics restrictions, may further reduce our and our customers’ capabilities to travel, domestically and internationally, which may impact our ability to perform certain contracts, develop and renew contracts, or market our products, or could otherwise disrupt portions of our business and have an adverse effect on our business, financial condition and results of operations.

Our business and operations are subject to physical and other risks that could disrupt production.

Our operations and those of our customers and suppliers have been and may again be subject to natural disasters, climate change-related events, pandemics or other business disruptions, which could have an adverse effect on our results of operations. Some of our manufacturing facilities are located in regions that experience seismic activity and wildfires, and in other areas prone to natural disasters. In addition, due to the volatile and flammable nature of certain components of our products and equipment, fires or explosions may disrupt our business or cause significant injuries, which could adversely affect our financial results. While we maintain insurance coverage to cover certain risks of losses for damage or destruction to facilities and property and for interruption of our business, such insurance may not cover specific losses and the amount of our insurance coverage may not be adequate to cover all of our losses. A significant natural disaster, such as an earthquake, fire or other catastrophic event, could severely affect our ability to conduct normal business operations, and as a result, our future operating results could be materially and adversely affected, including if our losses are not adequately or timely covered by our insurance.

We are also vulnerable to damage from other types of disasters, including power loss, fire, explosions, floods, communications failures, terrorist attacks and similar events. From time to time, these activities may result in incidents that could cause us to temporarily shut down or otherwise disrupt some manufacturing processes, which could cause production delays, and could result in liability for workplace injuries and/or fatalities. Should insurance or other risk transfer mechanisms, such as our existing disaster recovery and business continuity plans, be insufficient to recover all costs, we could experience an adverse effect on our business, results of operations, prospects and financial condition.

We self-insure a portion of our health insurance program, which may expose us to unexpected costs and negatively affect our results of operations.

We are self-insured for the majority of our employee medical claims, subject to individual and aggregate stop loss insurance policies. We estimate liability for claims filed and incurred but not reported based upon recent claims experience and an analysis of the average period between the occurrence of a claim and the time it is reported to and paid by us. However, unanticipated changes in assumptions and management estimates underlying our recorded liabilities for medical claims could result in materially different amounts of expense than expected under our health insurance program, which could have an adverse material impact on our financial condition and results of operations.

Additionally, as we have a self-insured health plan, we are considered a “covered entity” under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and regulations implemented thereunder (collectively, “HIPAA”). HIPAA requires covered entities and business associates to develop and maintain policies with respect to the protection of, use and disclosure of protected health information, including the adoption of administrative, physical and technical safeguards to protect such information, and certain notification requirements in the event of a breach of unsecured protected health information. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by the U.S. Department of Health and Human Services (“HHS”) may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

Recession, financial and credit market disruptions may adversely affect us.

If a global recession emerges, we may experience declines in revenues, profitability and cash flows from reduced orders, payment delays, collection difficulties, increased price pressures for our products, increased risk of excess and obsolete inventories or other factors caused by the economic problems of our customers. If negative conditions in the global credit markets prevent our customers from having access to credit or render them insolvent, orders for our products may decrease, which would result in lower revenue. Likewise, if our suppliers face challenges in obtaining credit, selling their products, or otherwise in operating their businesses or remaining solvent, they may become unable to offer the materials we use to manufacture our products. An economic or credit crisis could also have an impact on our ability to raise capital when needed. These events could adversely impact our ability to manufacture affected products and could also result in reductions in our revenue, increased price competition, and increased operating costs, which could adversely affect our business, financial condition, operational results, and cash flows.

Risks Related to Our Government Contracts

If we fail to establish and maintain important relationships with government agencies and prime contractors, our ability to successfully maintain and develop new business may be adversely affected.

Our reputation and relationship with the U.S. Government, and in particular with the agencies of the DoW and the IC, are key factors in maintaining and developing new business opportunities. In addition, we often act as a subcontractor or in arrangements in which we and other contractors bid together on particular contracts or programs for the U.S. Government or government agencies. We expect to continue to depend on relationships with other prime contractors for a portion of our revenue for the foreseeable future. Negative press reports regarding conflicts of interest, poor contract performance, employee misconduct, information security breaches or other aspects of our business, regardless of accuracy, could harm our reputation. Additionally, as a subcontractor or team member, we often lack control over the fulfillment of a contract, and poor performance on the contract could tarnish our reputation, even when we perform as required. As a result, we may be unable to successfully maintain our relationships with government agencies or prime contractors, and any failure to do so could adversely affect our ability to maintain our existing business and compete successfully for new business.

U.S. Government contracts are generally not fully funded at inception, contain certain provisions that may be unfavorable to us and may be undefinitized at the time of the start of performance, which could prevent us from realizing our contract backlog and materially harm our business and results of operations.

U.S. Government contracts typically involve long lead times for design and development and are subject to significant changes in contract scheduling. Congress generally appropriates funds on a fiscal year basis, even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenue attributable to that program. In addition, the annual appropriations process may be delayed or disrupted. If Congress fails to approve an annual budget, portions of the U.S. Government can shut down or operate under a continuing resolution that maintains spending at prior-year levels, which can impact funding for our programs or the timing of new awards.

The actual receipt of revenue on awards included in backlog may never occur or may change because a program schedule could change or the program could be canceled, or a contract could be reduced, modified or terminated early.

In addition, U.S. Government contracts generally contain provisions permitting termination, in whole or in part, at the government’s convenience or for contractor default. Since a substantial majority of our revenue is dependent on the procurement, performance and payment under our U.S. Government contracts, the termination of one or more critical government contracts could have a negative impact on our results of operations and financial condition. Termination arising out of our default could result in damage to our reputation, expose us to liability and have an adverse effect on our ability to re-compete for future contracts and orders. Moreover, several of our contracts with the U.S. Government do not contain a limitation of liability provision, creating a risk of responsibility for indirect, incidental damages and consequential damages. These provisions could cause substantial liability for us, especially given the use to which our products may be put.

Furthermore, we may operate from time to time under Undefinitized Contract Actions (“UCAs”) or Uncommitted Obligations (“UCOs”), under which we may begin performance at the direction of the U.S. Government prior to completing contract negotiations regarding pricing, specifications and other terms. Under a UCA, the U.S. Government has the ability to unilaterally definitize contracts and, absent a successful appeal of such action, the unilateral definitization of the contract would obligate us to perform under terms and conditions imposed by the U.S. Government. Such unilaterally imposed contract terms could include less favorable pricing and/or terms and conditions more burdensome than those negotiated in other circumstances, which could negatively affect our expected profitability under such contract and could negatively affect our results of operations.

We are subject to extensive government regulation, and our failure to comply with applicable regulations could subject us to penalties that may restrict our ability to conduct our business.

As a contractor to the U.S. Government, we are subject to and must comply with various government regulations that impact our revenue, operating costs, profit margins and the internal organization and operation of our business. The most significant regulations and regulatory authorities affecting our business include the following:

•	the Federal Acquisition Regulations and supplemental agency regulations, which comprehensively regulate the formation and administration of, and performance under, U.S. Government contracts;

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the Truthful Cost or Pricing Data Act (formerly known as the Truth in Negotiations Act), which requires certification and disclosure of all factual cost and pricing data in connection with contract negotiations;

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the Federal cost accounting rules including the Federal Acquisition Regulation’s Cost Principles, which impose accounting requirements that govern our right to reimburse under cost-based government contracts;

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the False Claims Act and the False Statements Act, which impose penalties for payments made on the basis of false facts provided to the government and on the basis of false statements made to the government, respectively;

•	the Foreign Corrupt Practices Act, which prohibits U.S. companies from providing anything of value to a foreign official to help obtain, retain or direct business, or obtain any unfair advantage;

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the National Telecommunications and Information Administration and the Federal Communications Commission, which regulate the wireless spectrum allocations upon which UAS depend for operation and data transmission in the United States;

•	the Federal Aviation Administration, which regulates the use of airspace for all aircraft, including UAS operation in the United States;

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laws and regulations related to supply chain, country of origin and domestic preference requirements, including the Trade Agreements Act, Buy American Act, Buy America Act, and the Berry Amendment, which may require us to use or avoid certain suppliers or purchase or manufacture certain products domestically;

•	controls to protect U.S. Government controlled unclassified information (“CUI”), which our suppliers have access to in order to comply with cyber security regulations;

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the International Traffic in Arms Regulations and Export Administration Regulations, which regulate the export of sensitive technology and hardware, including controlled technical data, defense articles and defense services and restrict the countries from which we may purchase materials and services used in the production of certain of our products;

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laws, regulations and orders related to the Defense Priorities and Allocations System, which may require us to prioritize the completion of certain government work over other contracts or orders, including commercial contracts or orders; and

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laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes or determined to be CUI and the exportation of certain products and technical data.

Also, we need security clearances and regulatory approvals to continue working on certain of our projects with the U.S. Government. Classified programs generally require that we comply with various executive orders, federal laws and regulations and customer security requirements that may include restrictions on how we develop, store, protect and share information, and may require our employees and facilities to obtain government security clearances. We also must implement controls to protect U.S. Government CUI. Failure to implement such controls to protect CUI could jeopardize our ability to continue receiving U.S. Government contracts. Additionally, certain of our products are sold to the U.S. Government as commercial items. If the U.S. Government were to dispute the commercial designation of such items, and absent a successful appeal by us of such designation, the profitability of sales of such items could be negatively affected.

Our failure to comply with applicable regulations, rules and approvals; changes in the government’s interpretation of such regulations, rules and approvals as have been and are applied to our contracts, proposals or business; or misconduct by any of our employees could result in the imposition of fines and civil, criminal, or administrative penalties, the loss of security clearances, a decrease in profitability, the loss of our government contracts or our suspension or debarment from contracting with the U.S. Government generally. In addition, over the last several years we have acquired other businesses that also hold or previously held U.S. Government contracts, including contracts awarded on the basis of the acquired company’s small size or other preferential status. If these contracts were not properly awarded on the basis of preferential status, or if the acquired company previously failed to comply with laws, rules, and regulations applicable to government contractors, we could be subject to the liability described above.

If any of the forgoing were to occur, it could materially harm our business, financial condition and results of operations. We are also subject to certain regulations of comparable government agencies in other countries, and our failure to comply with these non-U.S. regulations could also materially harm our business, financial condition or results of operations.

Our business could be adversely affected by a negative audit or investigation by the U.S. Government.

Government contractors are highly regulated, and U.S. Government agencies, primarily the DCAA and the DCMA, routinely audit and investigate government contractors. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. These agencies also may review the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, quality, accounting, property, estimating, compensation and management information systems.

Like most government contractors, our contracts are audited and reviewed on a continual basis by the DCMA and the DCAA. The indirect costs we incur in performing government contracts have been audited or have been subject to audit on an annual basis. As of December 31, 2025 and March 31, 2026, we had approximately $0.4 million reserved for open incurred cost claim audits. In addition, non-audit reviews or investigations by the government may still be conducted on all our government contracts.

Any costs found to be improperly allocated to a specific cost reimbursement contract will not be reimbursed, while such costs already reimbursed must be refunded. If an audit or investigation of our business were to uncover improper or illegal activities, we could be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, suspension of payments, fines and suspension or debarment from doing business with the U.S. Government. We could experience serious harm to our reputation if allegations of impropriety or illegal acts were made against us, even if the allegations were inaccurate. In addition, responding to governmental audits or investigations may involve significant expense and divert management attention. In some cases, audits or investigations may result in disputes with the respective government agency that can result in arbitration, litigation, or negotiated settlements. If any of the foregoing were to occur, our financial condition and operating results could be adversely affected.

Moreover, if any of our administrative processes and business systems are found not to comply with the applicable requirements, we may be subjected to increased government scrutiny or required to obtain additional governmental approvals that could delay or otherwise adversely affect our ability to compete for or perform contracts. An unfavorable outcome to such an audit or investigation by the DCAA, U.S. Department of Justice (“DOJ”), or other government agency, could adversely affect our competitive position, affect our ability to obtain new government business, and obtain the maximum price for our products and services, and result in a substantial reduction of our revenues.

If we were suspended or debarred from contracting with the federal government generally, or any specific agency, if our reputation or relationship with government agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenue and operating results could be materially harmed.

Some of our contracts with the U.S. Government allow it to use inventions developed under the contracts and to disclose technical data to third parties, which could harm our ability to compete.

Some of our contracts allow the U.S. Government to use, royalty-free, or have others use, inventions or intellectual property developed under those contracts on behalf of the government. Some of the contracts allow the federal government to disclose technical data or computer software developed in performance of the agreement or delivered to the government during the performance of the agreement without constraining the recipient on how that technical data or computer software is used. The ability of third parties to use patents and technical data or computer software creates the possibility that the government could attempt to establish alternative suppliers or to negotiate with us to reduce our prices. The potential that the government may release some of the technical data or computer software without constraint creates the possibility that third parties may be able to use this technical data or computer software to compete with us, which could have an adverse effect on our business, results of operations or financial condition.

U.S. Government contracts are subject to a competitive bidding process that can consume significant resources without generating any revenue.

U.S. Government contracts are frequently awarded only after formal, protracted competitive bidding processes and, in many cases, unsuccessful bidders for U.S. Government contracts are provided the opportunity to protest contract awards through various agency, administrative and judicial channels. We derive significant revenue from U.S. Government contracts that were awarded through a competitive bidding process. Much of the business that we expect to seek in the foreseeable future will likely be awarded through competitive bidding. Competitive bidding presents a number of risks, including the following:

•	the need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;

•	the substantial cost and managerial time and effort that must be spent to prepare bids and proposals for contracts that may not be awarded to us;

•	the need to estimate accurately the resources and cost structure that will be required to service any contract we are awarded; and

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the expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the delay of our contract performance, the distraction of management, the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

We may not be provided the opportunity to bid on contracts that are held by other companies and are scheduled to expire if the government extends the existing contract. If we are unable to win particular contracts that are awarded through a competitive bidding process, then we may not be able to operate for a number of years in the market for goods and services that are provided under those contracts. If we are unable to win new contract awards over any extended period consistently, then our business and prospects will be adversely affected.

We are subject to procurement rules and regulations, which increase our performance and compliance costs under our U.S. Government contracts.

We must comply with, and are affected by, laws and regulations relating to the formation, administration and performance of U.S. Government contracts. These laws and regulations, among other things, require certification and disclosure of all cost and pricing data in connection with contract negotiation, define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. Government contracts, and restrict the use and dissemination of classified information and the exportation of certain products and technical data. These requirements, although customary in U.S. Government contracts, increase our performance and compliance costs. These costs might increase in the future, reducing our margins, which could have a negative effect on our financial condition. Although we believe we have implemented procedures to comply with these regulations and requirements, the regulations and requirements are complex and change frequently. Our or our agents’ failure to comply with these regulations and requirements under certain circumstances could lead to suspension or debarment from U.S. Government contracting or subcontracting for a period of time and could have a negative effect on our reputation and ability to receive other U.S. Government contract awards in the future.

Some of our contracts with the U.S. Government are classified, which may limit investor insight into portions of our business.

We derive a portion of our revenues from programs with the U.S. Government that are subject to security restrictions (e.g., contracts involving classified information and classified programs) that preclude the dissemination of information and technology that is classified for national security purposes under applicable law and regulation. We are limited in our ability to provide details about these classified programs, their risks or any disputes or claims relating to such programs. As a result, investors and others might have less insight into our classified programs than our other businesses and, therefore, less ability to fully evaluate the risks related to our classified business.

We hold contracts with state and/or local governments, which may likewise subject us to significant regulatory and procurement regulations.

In addition to our federal U.S. Government contracts, we also hold a limited number of contracts with state and/or local governments, which may be subject to state and/or local procurement rules, regulations, and requirements, and may carry similar risks to our federal U.S. Government contracts. Our failure to comply with applicable regulations, rules and approvals; changes in the government’s interpretation of such regulations, rules and approvals as have been and are applied to our contracts, proposals or business; or misconduct by any of our employees could result in the imposition of fines and civil, criminal, or administrative penalties, a decrease in profitability, the loss of our government contracts with that state or local entity or our suspension or debarment from contracting with that entity generally.

Our performance on contracts with the DoW may result in restrictions on our ability to repurchase our common stock or may affect our eligibility for Foreign Military Sales or Government assistance with international direct commercial sales.

On January 7, 2026, the President of the United States signed an Executive Order titled “Prioritizing the Warfighter in Defense Contracting” (the “Executive Order”), which directs the Secretary of War to identify certain defense contractors providing critical weapons, supplies and equipment that have engaged in stock repurchases or dividend distributions and are underperforming on their contracts, not investing capital into necessary production capacity, not prioritizing contract performance or whose production speed is insufficient (collectively, “Underperformance”).

Defense contractors that do not address Underperformance may be subject to enforcement actions under the Defense Production Act or applicable contract law. Future defense contract awards are expected to include provisions prohibiting stock repurchases or dividend distributions and capping executive base salaries during periods of Underperformance, as determined by the Secretary of War. These contracts will also require that executive incentive compensation be linked to on-time delivery of work under defense contracts, increased production and facilitation of investments and operating improvements. The Secretary of War may also deny new advocacy cases for Foreign Military Sales or discontinue ongoing advocacy efforts for international direct commercial sales for contractors determined to be underperforming.

If we do not sufficiently perform and prioritize our U.S. Government defense contracts, invest capital into production capacity or meet required production timelines, we could be subject to restrictions, including our ability to compete for Foreign Military Sales or international direct commercial sales contracts. In addition, the U.S. Government could terminate our existing defense contracts or withhold payment for completed work due to Underperformance. The U.S. Government could also cap the base salaries of our executives based on a finding of Underperformance by the Secretary of War.

Given the recent issuance of the Executive Order, it is unclear how the U.S. Government will implement its enforcement provisions or what specific metrics or conditions the Secretary of War will use to identify Underperforming defense contractors. In the event that our performance of defense contracts resulted in the Secretary of War determining the same to the Underperformance under such future metrics or conditions, it could materially harm our business, result in reduced revenue and profitability, damage our reputation and customer relationships or adversely affect our stock price and increase its volatility.

Risks Related to Legal and Regulatory Requirements

Failure to obtain necessary regulatory approvals from the FAA or other governmental agencies, or limitations put on the use of SUAS, MUAS and C-UAS in response to public privacy concerns, may prevent us from expanding the sales of our SUAS, MUAS and C-UAS to non-military customers in the United States.

The regulation of SUAS, MUAS and C-UAS for commercial use in the United States is undergoing substantial change and the ultimate treatment is uncertain. The FAA’s COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small uncrewed aircraft system complies with appropriate cloud and terrain clearances and that the operator or spotter of the small uncrewed aircraft system is generally within one half mile laterally and 400 feet vertically of the small uncrewed aircraft system while in operation. Furthermore, the FAA’s clarification of existing policy stated that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of SUAS and MUAS.

The FAA has also introduced proposed rules for a new policy regarding the airworthiness certification of a newly created special class of UAS, which rules are not yet in effect. It is unclear when, if ever, the FAA will create a new class of UAS and what the final rules regarding the certification of such new class of UAS will state. We cannot assure you that any final rules enacted in furtherance on the FAA’s announced proposals will result in the expanded use of our SUAS and MUAS by law enforcement or other non-military government agencies and we may not be able to expand our sales of SUAS and MUAS beyond our military customers, which could harm our business prospects.

In addition, there exists public concern regarding the privacy implications of U.S. commercial and law enforcement use of SUAS. This concern has included calls to develop explicit written policies and procedures establishing usage limitations. We cannot assure you that the response from regulatory agencies, customers and privacy advocates to these concerns will not delay or restrict the adoption of SUAS, MUAS and C-UAS by non-military customers.

The deployment of C-UAS that utilize RF and directed energy is subject to stringent regulatory scrutiny, which could limit the sales and operational deployment of these technologies. Non-compliance with these evolving regulations could lead to fines, operational restrictions, or other penalties that may adversely affect our business.

We could be prohibited from shipping our products to certain countries if we are unable to obtain U.S. Government authorization regarding the export of our products and services, or if current or future economic sanctions or export control laws limit or otherwise restrict our business. In addition, failure to comply with economic sanctions or export control laws could result in fines, export restrictions and other sanctions and penalties.

We must comply with U.S. and other economic sanctions and export control laws regulating the export of our products and services, such as those administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, and other relevant sanctions and export controls authorities.

Pursuant to these laws and regulations, we are required, among other things, to (i) maintain a registration under the International Traffic in Arms Regulations (which controls the export of defense-related items and services), (ii) determine the proper licensing jurisdiction and export classification of products, software, and technology under U.S., EU and other applicable laws, and (iii) obtain licenses or other forms of government authorization to engage in the conduct of our business, including in connection with the export of certain of our products and technical data as well as to provide technical services to foreign persons related to such products and technical data. The sanctions and export regulations and the governing policies applicable to our business are subject to change. We cannot provide assurance that such authorizations or licenses will be available for our products and services in the future. Compliance with these laws has not significantly limited our operations or our sales in the recent past but could significantly limit them in the future. We maintain a sanctions and export controls compliance program but there are risks that our compliance controls may be ineffective. We may from time to time identify inadvertent violations of sanctions or export controls laws.

Any failure to comply with the sanctions or export laws and regulations in the future can subject us to additional fines, penalties, criminal proceedings and sanctions, including suspension of export privileges, which could have an adverse impact on our business, operations and financial condition and limit or prevent us from being able to sell our products in certain international jurisdictions.

We may become subject to government investigations, which could have an adverse effect on our business, financial condition, results of operations, cash flow and equity.

U.S. Government contractors are subject to extensive legal and regulatory requirements, including those export controls and sanctions discussed above, as well as the U.S. Foreign Corrupt Practices Act (“FCPA”) and similar applicable anti-corruption/anti-bribery laws, and from time-to-time agencies of the U.S. Government investigate whether we have been and are operating in accordance with these requirements. Under U.S. Government regulations, an indictment of the Company by a federal grand jury, or an administrative finding against us as to our present responsibility to be a U.S. Government contractor or subcontractor, could result in us being suspended for a period of time from eligibility for awards of new government contracts or task orders or in a loss of export privileges, which could have an adverse effect on our business, financial condition, results of operations, cash flows and equity. A conviction, or an administrative finding against us that satisfies the requisite level of seriousness, could result in debarment from contracting with the U.S. Government for a specific term, which could have an adverse effect on our business, financial condition, results of operations, cash flows and equity.

We could be adversely affected by violations of the FCPA and other applicable anti-bribery laws of various jurisdictions and any investigation, and the outcome of any investigation, by government agencies of possible violations by us, our employees, and our business partners of the FCPA and other applicable anti-bribery laws could have an adverse effect on our business.

We have direct and indirect interactions with officials and employees of non-U.S. Government agencies or state-owned or affiliated entities, including state-owned entity customers and non-U.S. Government contractors and are participants in a highly regulated industry. We are subject to the FCPA and other applicable anti-bribery laws, which prohibit companies and their intermediaries from corruptly providing, offering, promising, or authorizing, directly or indirectly, anything of value to non-U.S. Government officials, political parties, or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. In addition, the U.K. Bribery Act of 2010, or the Bribery Act, prohibits both domestic and international bribery, as well as bribery across both private and public sectors.

U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We have implemented internal controls, policies, procedures, and training designed to ensure compliance by us and our directors, officers, employees, representatives, consultants and agents with the FCPA, the Bribery Act and other applicable anti-bribery laws and regulations. We cannot assure you that our internal controls, policies, and procedures will effectively detect and prevent all violations of the applicable anti-bribery laws committed by our employees or agents, nor can we assure you that our business partners have not engaged and will not engage in conduct that could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of these laws, or allegations of such violations, could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. Government contracts, any of which could have an adverse effect on our reputation, business, operating results, prospects and financial condition. In addition, responding to any enforcement action or internal investigation related to alleged misconduct may result in significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Our business may be dependent upon our employees obtaining and maintaining required security clearances, as well as our ability to obtain security clearances for the facilities in which we perform sensitive government work.

Certain of our U.S. Government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility security clearances complying with DoW requirements. The DoW has strict security clearance requirements for personnel who work on classified programs. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain security clearances in a timely manner, or at all, or if our employees, over 88.1% of whom hold security clearances as of March 31, 2026, are unable to maintain the clearances or terminate employment with us, then a customer requiring classified work could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and employ personnel with specified types of security clearances. To the extent that we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively rebid on expiring contracts.

We may be subject to pending legal proceedings that may disrupt our business, cause us to incur substantial costs, expose us to significant legal liabilities and could have an adverse impact on our financial performance.

From time to time, we may be subject to various legal proceedings and claims, and additional lawsuits may arise in the future. Occasionally we are also involved in governmental inquiries and investigations and administrative and regulatory proceedings. Our activities relating to defending and responding to any such proceedings may result in substantial legal expenses, may disrupt our sales and marketing or other business activities, including our relationships with our customers, suppliers, employees and other third parties, and divert management’s and our employees’ attention from our day-to-day operations, which may have an adverse impact on our financial performance. The results of any such proceedings are unpredictable. We record accruals for liabilities where we believe a loss is probable and reasonably estimable, including when negotiating settlement where appropriate in response to such claims, however, our actual losses may differ significantly from our interim estimates. An adverse or unfavorable resolution of any proceedings against us could have a material impact on our financial position, cash flows and results of operations.

Our business is subject to federal, state and international Privacy Laws regarding data protection, privacy, and information security, as well as confidentiality obligations under various agreements, and our actual or perceived failure to comply with such Privacy Laws could damage our reputation, expose us to litigation risk and adversely affect our business and operating results.

In connection with our business, we currently do, and expect to continue to, receive, collect, use, disclose, process and retain certain information related to our customers, employees and others as part of our business and operations, which may include personal, confidential, proprietary, or other sensitive information. As a result, we are subject to increasingly rigorous federal, state and international laws, regulations, and industry standards in the jurisdictions in which we do business regarding data privacy, protection, cybersecurity and information security (“Privacy Laws”). Personal privacy, data protection and information security are significant issues in the United States and the other jurisdictions where we offer our products and services. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our handling of data is subject to a variety of Privacy Laws, including regulation by various government agencies, including the United States Federal Trade Commission (“FTC”) and various state, local and foreign bodies and agencies. We also execute confidentiality agreements with various parties under which we are required to protect their confidential information.

The United States federal and various state and foreign governments have adopted or proposed Privacy Laws which impose obligations in relation to the collection, distribution, disclosure, use and storage of personal information of individuals, including providing end-customers and employees with certain rights to access, correct, delete, and restrict the processing of their personal information. In the United States, the FTC and many state attorneys general are applying federal and state consumer protection laws to the online collection, use and dissemination of data. The Privacy Laws imposed by non-U.S. countries and governmental bodies in the foreign jurisdictions in which we operate or conduct our business often are more restrictive than those in the United States. Such Privacy Laws may require companies to implement new privacy and security policies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use personal information for certain purposes.

We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions in which we operate and do business, and we cannot yet determine the impact of such future laws, regulations and standards may have on our business. For example, the California Consumer Privacy Act, which became effective in 2020, provides California residents certain data privacy rights for consumers and employees (e.g., the right to access and request the deletion of their personal information and receive detailed reports of how their personal information is processed), new operational requirements for companies and a private right of action for certain data breaches. Additionally, we expect that existing laws, regulations and standards may be interpreted differently in the future. There remains significant uncertainty surrounding the regulatory framework for the future of personal data transfers from the European Union to the United States with regulations such as the General Data Protection Regulation (“GDPR”), which imposes stringent E.U. data protection requirements, provides an enforcement authority, and imposes large penalties for noncompliance, including for the transfer of personal data. Future laws, regulations, standards and other obligations, including the adoption of the GDPR, as well as changes in the interpretation of existing laws, regulations, standards and other obligations could impair our ability to collect, use or disclose information relating to individuals, which could decrease demand for our products, require us to restrict our business operations, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

Our business operations are subject to the evolving requirements of the U.S. DoW Cybersecurity Maturity Model Certification (“CMMC”) program. CMMC mandates third-party assessments for companies working with the U.S. DoW, verifying such companies’ adherence to specific cybersecurity standards. These certifications are essential for eligibility in new contract awards. We have completed a basic assessment and have reported a score in the System Security Plan system. We expect to conduct the required third party CMMC 2.0 level 2 audit in the third quarter of 2026.

Our ongoing compliance with the CMMC framework is critical, particularly as the National Institute of Standards and Technology (“NIST”) Special Publication 800-171 requirements, designed to enhance protection for controlled unclassified information, have not yet appeared in any government Requests for Proposals we have bid but are expected. Until November 2026, the only requirement from the U.S. Government for CMMC compliance is to report a System Security Plan score in the Procurement Integrated Enterprise Environment system. We are actively preparing to meet the more stringent requirements of CMMC Level 2. There’s a potential risk of not achieving Level 2 certification before upcoming contract awards or failing to attain the level required for a specific contract. Such a scenario could restrict us from bidding on those contracts, including follow-on awards for existing DoW work. Such limitations could negatively impact our revenue, profitability, and cash flow. Furthermore, compliance with CMMC may extend to our subcontractors and certain vendors, potentially requiring their certification as well. Their non-compliance could also pose challenges for our business.

Although we endeavor to comply with those federal, state and foreign laws and regulations, industry standards, contractual obligations and other legal obligations that apply to us, such laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our products. As such, we cannot assure ongoing compliance with all such laws or regulations, industry standards, contractual obligations and other legal obligations, and our efforts to do so may cause us to incur significant costs or require changes to our business practices, which could adversely affect our business and operating results. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal information or other data, may result in limited ability or the inability to operate our business or offer our products and services, costly governmental investigations, enforcement actions, prosecutions and other proceedings, private litigation (including class actions), fines and civil or criminal penalties or adverse publicity and could cause our customers to lose trust in us, which could result in potentially significant liability or other costs and have an adverse effect on our brand, reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business and operating results.

Environmental laws and regulations and unforeseen costs, including in response to climate change, could impact our future earnings.

The manufacture and sale of our products in certain states and countries may subject us to environmental and other regulations. Over time, the countries where these companies are located may adopt more stringent environmental regulations, resulting in an increase in our manufacturing costs. Given the increasing focus on environmental compliance by regulators and the general public, any incidence of non-compliance could result in damage to our reputation beyond the fines and other sanctions that could be imposed. Furthermore, certain environmental laws, including the U.S. Comprehensive, Environmental Response, Compensation and Liability Act of 1980, impose strict, joint and several liability on current and previous owners or operators of real property for the cost of removal or remediation of hazardous substances and impose liability for damages to natural resources. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances. These environmental laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are later found to be contaminated. Such persons can be held responsible for cleanup costs even if they never owned or operated the contaminated facility. Although we have never been named a responsible party at a contaminated site, we could potentially be named a responsible party in the future.

The increasing global focus on climate change, including greenhouse gas (“GHG”) emissions, has resulted in legislative and regulatory efforts to address the causes and impacts of climate change. New and more strict laws and regulations to reduce GHG emissions and address other aspects of climate change, including carbon taxes, cap and trade programs, GHG reduction requirements, requirements for the use of green energy, and changes in procurement requirements, may result in increased operational and compliance obligations, which could adversely affect our financial condition and results of operations. Such laws and regulations could result in increased energy costs and costs to upgrade our facilities or change our manufacturing processes. Additionally, our suppliers may also face similar increased costs, which could result in them increasing the costs of components for our products and development programs. Changes to government procurement laws, including changes to the Federal Acquisition Regulations, designed to require climate risk and GHG emissions to be taken into account in the procurement process could result in increased costs to change our operations and manufacturing processes to ensure we remain competitive in the bidding process. We cannot predict the materiality of any potential additional costs associated with complying with such laws and regulations or whether we could raise prices to account for any such additional costs. Any non-compliance could negatively affect our reputation, our ability to compete in competitive bidding processes, including with the U.S. Government, and our ability to sell our products and services. We cannot assure you that such existing laws or future laws addressing environmental concerns, including climate change, will not have a material effect on our future earnings or results of operations.

Compliance with the SEC’s conflict minerals regulations may increase our costs and adversely impact the supply-chain for our UAS products.

In August 2012, the SEC adopted disclosure rules regarding a company’s use of conflict minerals in its products with substantial supply chain verification requirements in the event that the conflict minerals come from, or could have come from, the Democratic Republic of the Congo or adjoining countries. These rules and verification requirements have imposed additional costs on us and on our suppliers, including costs related to determining the source of conflict minerals used in our products, which may adversely affect our results of operations. We are dependent on information supplied by our first-tier suppliers in conducting due diligence into the origins of conflict minerals in our products, which will be necessary to comply with our SEC reporting obligations. To the extent that information we receive from our suppliers is inaccurate or inadequate, we may not be able to determine whether our products are conflict mineral-free. We may face challenges in satisfying our customers who may require that our products be certified as conflict mineral-free, which could place us at a competitive disadvantage and could harm our business. These regulations could also have the effect of limiting the pool of suppliers from which we source items containing conflict minerals, and we may be unable to obtain conflict-free minerals at competitive prices, if at all, which could increase our costs and adversely affect our results of operations.

Risks Related to Our Intellectual Property

If we fail to protect, or incur significant costs in defending or enforcing our intellectual property and other proprietary rights, our business, financial condition and results of operations could be materially harmed.

Our success depends, in large part, on our ability to seek, obtain, maintain, protect, defend and enforce our intellectual property and other proprietary rights. We rely primarily on patent, trade secret, trademark and other intellectual property laws, as well as contractual rights, to establish, protect and enforce our intellectual property, know-how, technology and other proprietary rights.

While we have applied for patents to protect some of our technology, our patent applications may not result in issued patents, and any patents issued may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. We may be required to narrow our claims in our patent applications and our issued patents may be challenged, invalidated, circumvented or rendered unenforceable. If we fail to obtain issuance of patents, or our patent claims or other intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, the patent protections afforded our technology could be impaired. Such impairment could negatively affect our competitive position, including by requiring us to re-design our affected products. Our software is also subject to certain protections under copyright law, though it may also be protected as a trade secret. However, a significant portion of our technology is not patented, and we may be unable or may not seek to obtain patent protection for this technology. Moreover, existing U.S. legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages, and our rights may be challenged by third parties. These laws are subject to change at any time, which could restrict our ability to protect our intellectual property rights. In addition, effective patent, trademark and trade secret protection may be unavailable or limited for some of our intellectual property, including our proprietary technology and know-how. The laws of countries other than the U.S. may be even less protective of our intellectual property rights.

Although we seek to enter into agreements, including confidentiality, non-disclosure and intellectual property assignment agreements, with parties who have access to our intellectual property and proprietary technology, such as our employees, contractors, consultants, and other third parties, no assurance can be given that these agreements will be effective in controlling access to and distribution of our technology and proprietary information. In addition, such agreements may be breached, may not be self-executing, may be difficult to enforce, or we may fail to enter into such agreements with all relevant individuals and entities. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products or otherwise obtain and use our intellectual property. Despite our efforts to protect our intellectual property and proprietary technology, if one or more of these employees leaves our employment to work for one of our competitors, then they may intentionally or unintentionally disseminate this proprietary information. Such dissemination may damage our competitive position, and we may become subject to claims challenging the inventorship or ownership of our intellectual property, or claims that former employees, collaborators or other third parties have an ownership interest in our intellectual property. Additionally, we may become subject to claims that current or former employees, contractors, consultants and other third parties engaged by us for development of intellectual property misappropriated intellectual property rights from their previous employers. Accordingly, we cannot guarantee that the steps we have taken to protect our intellectual property will be adequate to prevent infringement of our rights or misappropriation of our trade secrets, or that we will be able to secure appropriate permissions or protections for all of the intellectual property rights we use or claim rights to.

Further, third parties may create new products, processes or other technologies that achieve similar or better results without infringing upon patents we own, which could have an adverse effect on our sales or market position. Accordingly, even if we successfully maintain the confidentiality of our trade secrets, technology and other proprietary information, competitors may independently develop products, technologies or processes that are substantially equivalent or superior to our own. Therefore, we cannot be sure that the actions we have taken to establish and protect our trade secrets and other intellectual property rights will adequately protect us.

If we fail to protect our intellectual property and other proprietary rights, then our business, results of operations or financial condition could be materially harmed. From time to time, we may initiate lawsuits to protect our intellectual property and other proprietary technology. Pursuing these claims may be time consuming and expensive and could adversely impact our results of operations.

In addition, affirmatively defending our intellectual property rights and investigating whether any of our products or services violate the rights of others may entail significant expense. Our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, then the proceedings could result in significant expense to us and divert the attention and efforts of our management and technical employees, even if we prevail.

Further, obtaining and maintaining patent, trademark, and copyright protection can be costly. We may choose not to, or may fail to, pursue or maintain such forms of protection for our technology in the United States or foreign jurisdictions, which could harm our ability to maintain our competitive advantage in such jurisdictions. It is also possible that we will fail to identify patentable aspects of our technology before it is too late to obtain patent protection, that we will be unable to devote the resources to file and prosecute all patent applications for such technology or that we will lose protection for failing to comply with all procedural, documentary, payment and other obligations during the patent prosecution process.

We license certain technology and intellectual property from third parties, and these agreements may be terminated by our licensors, which could materially harm our ability to continue offering our technologies.

We have licensed, and may license in the future, patents and other intellectual property rights from third parties, and the licenses we receive to such intellectual property rights may not provide exclusive or unrestricted rights in all fields of use and in all territories in which we may wish to develop or commercialize our products in the future, and may restrict our rights to offer certain products in certain markets or impose other obligations on us in exchange for our rights to the licensed intellectual property. If we violate the terms of any of our license agreements, a licensor may have the right to terminate our license. Even if we comply with all the terms of a license agreement, we cannot guarantee that we will be able to renew an agreement when it expires even if we desire to do so. The failure to maintain or renew our material license agreements could result in a loss of revenue and negatively impact our results of operations. We also grant licenses to third parties which allow third parties the right to use certain of our intellectual property rights. While we attempt to ensure that our intellectual property rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect our rights in or the value of our intellectual property rights.

We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time consuming and limit our ability to use certain technologies in the future.

We may become subject to claims or legal proceedings alleging our business or intellectual property infringes, misappropriates or otherwise violates the intellectual property rights of third parties. Defending against, or otherwise addressing, any such claims, regardless of their merit, could be time-consuming and expensive, and could divert our management’s attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from such claims could require us to pay substantial amounts or cross-license or otherwise obtain a license to continue to use the disputed technology, or otherwise restrict or prohibit our use of the technology. We cannot assure you that we would be able to: obtain from the third party asserting the claim a license on commercially reasonable terms, if at all; modify, redesign, undertake workarounds or substantial reengineering or develop alternative technology on a timely or cost-effective basis, if at all; or obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected product. These risks have been amplified by the increase in third parties whose sole or primary businesses are to assert such claims. An adverse determination could prevent us from offering our products to others. Infringement claims asserted against us may have an adverse effect on our business, results of operations or financial condition.

Our use of open-source software could compromise the proprietary nature of our software and expose us to other legal liabilities and technological risks.

Part of our proprietary software incorporates open-source software, and we expect to continue to incorporate open-source software in our business in the future. Few of the licenses applicable to open-source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Certain open-source licenses may give rise to requirements to disclose or license our proprietary source code or make available any derivative works or modifications of the open source software on unfavorable terms or at no cost, and we may be subject to such terms if such open source software is combined, linked, or otherwise integrated with our proprietary software in certain ways. We have implemented policies relating to our use of open-source software that are designed to mitigate the risk of subjecting our proprietary code to these restrictions. However, we cannot be certain that we use open-source software in a manner that is consistent with such policies. If we fail to comply with our policies, or if our policies are flawed, we may be subject to certain requirements, including requirements that we offer our software that incorporates or links to the open-source software at a reduced cost or for free, or that we make available the proprietary source code for such software to the general public. If a third party were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages and required to comply with onerous conditions or restrictions on the use of our proprietary software. In any of these events, we could be required to seek licenses from third parties and pay royalties in order to continue using the open source software necessary to operate our business or we could be required to discontinue use of our services and other software in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional R&D resources to re-engineer our services, could result in customer dissatisfaction, could allow our competitors to create similar platforms with lower development effort and time and may adversely affect our business, financial condition, and results of operations.

In addition, the use of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide support, warranties, controls on origin of the software, indemnification, or other contractual protections regarding infringement claims or the quality of the code. We cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with usage of open-source software, such as the lack of warranties or assurance of title, cannot be eliminated and could, if not properly addressed, negatively affect our business. To the extent that our proprietary software depends upon the successful and secure operation of the open source software we use, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our software, delay the introduction of new technological capabilities, result in a failure of our technologies, and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches or security attacks. In addition, the public availability of such software may make it easier for others to compromise our platform. Any of the foregoing would have a negative effect on our business, financial condition, and results of operations.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property and other proprietary rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	we might not have been the first to invent the inventions covered by our patent portfolio;

•	we might not have been the first to file the patent applications covering our patent portfolio or future patents;

•	it is possible that any patent applications we may file in the future will not lead to issued patents;

•	others may have access to intellectual property rights which have been licensed to us on a non-exclusive basis;

•	the use of AI may result in the loss of intellectual property rights and raise complex compliance, intellectual property and other issues;

•

our competitors might conduct R&D activities in countries where we do not have patent rights, or in countries where R&D safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•

we may choose not to file a patent for certain inventions, instead choosing to rely on trade secret protection or know-how, and a third party may independently develop such invention and subsequently file a patent covering such invention; and

•	the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

Should any of these events occur, it could significantly harm our business, financial condition and results of operations.

Risks Relating to Securities Markets and Investment in Our Stock

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

We operate in emerging and rapidly evolving markets, which makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. If this occurs, then we may need additional financing to pursue our business strategies, including to:

•	hire additional engineers and other critical personnel;

•	develop new or enhance existing products and services;

•	enhance our operating infrastructure;

•	fund working capital requirements;

•	acquire complementary businesses or technologies; or

•	otherwise respond to competitive pressures.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. We have obtained capital from our Credit Facilities. We cannot assure you that additional financing will be available on terms favorable to us, or at all. Our current Credit Facilities contain, and future debt financing may contain, covenants or other provisions that limit our operational or financial flexibility. In addition, certain of our customers require that we obtain letters of credit to support our obligations under some of our contracts.

Significant inflation could adversely affect our business and financial results.

Although historically our operations have not been materially affected by inflation and we have been successful in adjusting prices to our customers to reflect changes in our material and labor costs, the rate of current inflation and resulting pressures on our costs and pricing could adversely impact our business and financial results. Inflation can adversely affect us by increasing our operating costs, including our materials, freight and labor costs, which are already under pressure due to supply chain constraints. As interest rates rise to address inflation, such increases will also impact the base rates applicable in our credit arrangements and will result in borrowed funds becoming more expensive to us over time; similar financing pressures from inflation also can have a negative impact on customers’ willingness to purchase our products in the same volumes and at the same rates as previously anticipated. In a highly inflationary environment, we may be unable to raise the sales prices of our products at or above the rate of inflation, which could reduce our profit margins having an adverse effect on our financial performance.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition.

We have a significant amount of indebtedness. As of December 31, 2025, we had $259 million outstanding under the Term Loan and $0 outstanding under the Revolving Credit Facility. As of March 31, 2026, we had $258.5 million outstanding under the Term Loan and $0 outstanding under the Revolving Credit Facility.

Our substantial indebtedness under the Credit Agreement and the New Credit Agreement (defined below), and any future indebtedness we may incur, could have important consequences to the holders of our common stock, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our and our subsidiaries’ other debt;

•	limiting our and our subsidiaries’ ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions, or other general corporate requirements;

•

requiring us to dedicate a substantial portion of our cash flows to debt service payments, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates, to the extent any of our borrowings are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the Credit Agreement and the New Credit Agreement contain, and agreements governing our future borrowing may contain, restrictive covenants that limit our and certain of our subsidiaries’ ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all our debt. See “Description of Certain Indebtedness.”

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the Credit Agreement and New Credit Agreement contain restrictions on the incurrence of additional indebtedness, these restrictions are, or are expected to be, subject to a number of qualifications and exceptions, and the amount of additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute “indebtedness” under the Credit Agreement or the New Credit Agreement.

We may need to refinance all or a portion of our indebtedness on or before the maturity thereof. Depending on market conditions, we may not be able to obtain such financing on commercially reasonable terms or at all. Failure to refinance our indebtedness could have an adverse effect on us.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled principal and interest payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory, and other factors, some of which are beyond our control. We cannot be sure that our business will generate sufficient cash flows from operating activities, or that future borrowings will be available, to permit us to pay the principal and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The Credit Agreement and the New Credit Agreement restrict, and any agreement governing any debt we incur in the future may restrict, our ability to dispose of assets and use the proceeds from those dispositions and also limit our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. See “Description of Certain Indebtedness.”

Additionally, if we cannot make scheduled payments on our debt, we will be in default, and the outstanding principal amount of indebtedness thereunder may be accelerated, commitments to loan money may be terminated and/or assets securing such borrowings may be foreclosed against, as applicable in the relevant debt instrument, and we could be forced into bankruptcy or liquidation. Any of these events could result in you losing all or a portion of your investment in the common stock.

Agreements governing our current and future indebtedness will contain covenants that restrict our current and future operations, including our ability to respond to changes or to take certain actions.

The Credit Agreement and the New Credit Agreement contain, and any future indebtedness agreements we enter into will likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us and our subsidiaries and may limit our and our subsidiaries’ abilities to engage in acts that may be in our long-term best interest. See “Description of Certain Indebtedness.” These covenants may include restrictions on our and our subsidiaries abilities to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our capital stock;

•	prepay, redeem, amend or repurchase junior debt;

•	issue certain preferred stock or similar equity securities;

•	make loans and investments;

•	sell assets or property, except in certain circumstances;

•	sell or license intellectual property, except in certain circumstances;

•	incur liens;

•	dispose of our assets;

•	enter into transactions with affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•

make fundamental changes in our business, corporate structure, or capital structure, including, among other things, entering into mergers, acquisitions, consolidations, and other business combinations or selling all or substantially all of our assets.

As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy. If we incur indebtedness provided or guaranteed by the U.S. Government, we may be subject to additional restrictions on our operations, including limitations on employee headcount and compensation reductions and other cost reduction activities.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Credit Agreement are at a variable rate of interest and expose us to interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Based on amounts outstanding as of March 31, 2026, each 100 basis point change in interest rates would result in a $2.6 million net change in annual interest expense on our indebtedness under the credit facilities. Based on amounts outstanding as of December 31, 2025, each 100 basis point change in interest rates would result in a $2.6 million net change in annual interest expense on our indebtedness under the credit facilities. See “Description of Certain Indebtedness.”

Risks Related to Our Organizational Structure

Our principal asset is our interest in Holdings LLC, and, accordingly, we depend on distributions from Holdings LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Holdings LLC’s ability to make such distributions may be subject to various limitations and restrictions.

We are a holding company and have no material assets other than our ownership of equity interests in Holdings LLC. As such, we have no independent means of generating revenue or cash flow, and our ability to pay our taxes, satisfy our obligations under the Tax Receivable Agreement and pay operating expenses or declare and pay dividends, if any, in the future depends on the financial results and cash flows of Holdings LLC and its subsidiaries and distributions we receive from Holdings LLC. There can be no assurance that Holdings LLC and its subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in debt instruments of Holdings LLC and its subsidiaries, will permit such distributions.

Holdings LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to any entity-level U.S. federal income tax. For U.S. federal income tax purposes, taxable income of Holdings LLC is allocated to the LLC Unitholders, including us. Accordingly, we incur income taxes on our distributive share of any net taxable income of Holdings LLC. Under the terms of the LLC Operating Agreement and subject to limited exceptions, Holdings LLC is obligated to make tax distributions to the LLC Unitholders, including us. In addition to tax and dividend payments, we also incur expenses related to our operations, including obligations to make payments under the Tax Receivable Agreement.

To the extent that Holdings LLC has available cash, we intend to cause Holdings LLC to make cash distributions to the owners of LLC Units, including us, in amounts at least sufficient to (1) fund all or part of their tax obligations and (2) cover our operating expenses, including payments under the Tax Receivable Agreement. Funds used by Holdings LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, these tax distributions in certain periods are likely to exceed AEVEX Corp.’s tax liabilities and obligations to make payments under the Tax Receivable Agreement. Our Board will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, dividends, repurchases of our Class A common stock and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. No adjustments to the redemption or exchange ratio of LLC Units for shares of Class A common stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to stockholders. To the extent that we do not distribute such excess cash as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Holdings LLC, holders of LLC Units would benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following an exchange of their LLC Units.

However, Holdings LLC’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would violate either any contract or agreement to which Holdings LLC or its subsidiaries is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Holdings LLC or its subsidiaries insolvent. In addition, pursuant to the Bipartisan Budget Act of 2015, effective for taxable years beginning after December 31, 2017, the IRS may impute liability for adjustments to a partnership’s tax return on the partnership itself in certain circumstances, absent an election to the contrary. Holdings LLC may be subject to material liabilities pursuant to this legislation and related guidance if, for example, its calculations of taxable income are incorrect. To the extent that we are unable to make payments under the Tax Receivable Agreement, such payments generally will be deferred and will accrue interest until paid.

Conflicts of interest could arise between our stockholders and the LLC Unitholders, which may impede business decisions that could benefit our stockholders.

The LLC Unitholders, who are the only holders of LLC Units other than us, have the right to consent to certain amendments to the LLC Operating Agreement, as well as to certain other matters. The LLC Unitholders have significant rights and interests that may not align with those of our stockholders, including the right to receive substantial payments under the Tax Receivable Agreement, the ability to cause Holdings LLC to make tax distributions that may exceed their actual tax liabilities and the right to exchange LLC Units for Class A common stock, potentially resulting in dilution to our stockholders. In addition, the LLC Unitholders, through their ownership of Class B common stock and rights under the Director Designation Agreement, have significant voting power and influence over our corporate governance and major transactions. The LLC Unitholders may exercise these voting rights in a manner that conflicts with the interests of our stockholders. Circumstances may arise in the future when the interests of the LLC Unitholders conflict with the interests of our stockholders. As we control Holdings LLC, we have certain obligations to the LLC Unitholders that may conflict with fiduciary duties our officers and directors owe to our stockholders. These conflicts may result in decisions that are not in the best interests of stockholders.

Our dual class structure has the effect of concentrating economic and voting power.

We have two classes of authorized and outstanding common stock: shares of Class A common stock, par value $0.0001 per share; and shares of Class B common stock, par value $0.0001 per share.

Shares of Class A common stock and Class B common stock vote as a single class except as otherwise required by law or our certificate of incorporation. Each outstanding share of Class A common stock and Class B common stock is entitled to one vote on all matters to be voted on by stockholders generally. See “Description of Capital Stock.”

Upon the completion of this offering, MDP will own 70.0% of the total outstanding LLC Units of Holdings LLC, will possess voting and dispositive power over 100% of all shares of Class B common stock, will own 40.2% of all shares of Class A common stock and will control approximately 70.0% (or approximately 68.9% if the underwriters exercise their option to purchase additional shares of Class A common stock in full) of the voting power in AEVEX Corp. through its ownership of our Class A common stock and Class B common stock. The remaining LLC Unitholders will collectively own the remaining 30.0% of the total outstanding LLC Units of Holdings LLC (including vested and unvested Class B Units) not held directly or indirectly by Holdings LLC. This means that, based on its percentage voting power controlled after the offering, MDP will control the vote of all matters submitted to a vote of our stockholders, including the election of members to our Board. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of us and ultimately might affect the market price of our Class A common stock. See “—Risks Related to Our Organizational Structure—MDP controls us, and its interests may conflict with ours or yours in the future.”

Further, LLC Unitholders have the right to consent to certain amendments to the LLC Operating Agreement, as well as to certain other matters. Holders of these voting rights may exercise them in a manner that conflicts with the interests of our stockholders. These conflicts may result in decisions that are not in the best interests of stockholders. See “—Conflicts of interest could arise between our stockholders and the LLC Unitholders, which may impede business decisions that could benefit our stockholders.”

The Tax Receivable Agreement requires us to make cash payments to the LLC Unitholders in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

Pursuant to the Tax Receivable Agreement, we are required to make cash payments to the TRA Rights Holders equal to 85% of certain tax savings (calculated using certain assumptions), if any, that we actually realize, or, in some circumstances, are deemed to realize, as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases or exchanges of LLC Units, (ii) certain other tax attributes of Holdings LLC and its subsidiaries and the Blocker Entity that existed prior to the IPO, including existing tax basis and our allocable share of existing tax basis acquired in connection with the IPO and increases to such allocable share of existing tax basis, and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. We retain the benefit of the remaining 15% of these cash savings, if any. If the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment.

We expect that the payments we may make under the Tax Receivable Agreement could be substantial. For example, if we acquired all of the Class B Units held by the TRA Rights Holders in taxable transactions as of this offering, based on the public offering price of $27.00 per share and on certain other assumptions, including that (i) there are no material changes in relevant tax law and (ii) we earn sufficient taxable income in each year to realize the tax benefits subject to the Tax Receivable Agreement, we would recognize an incremental deferred tax asset of approximately $461.3 million (which will be realized over 15 years) and a noncurrent TRA liability of approximately $392.1 million. These amounts have been prepared for informational purposes only. The actual amounts may differ materially from the amounts set forth above because the potential future reductions in our tax payments, as determined for purposes of the Tax Receivable Agreement, and the payment we will be required to make under the Tax Receivable Agreement, will each depend on a number of factors, including the market value of our Class A common stock at the time of the exchange or purchase, the prevailing federal tax rates applicable to us over the life of the Tax Receivable Agreement (as well as the assumed combined state and local tax rate), the amount and timing of the taxable income that we generate in the future and the extent to which future exchanges or purchases of LLC Units are taxable transactions. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, which tax reporting positions will be based on the advice of our tax advisors. Any payments made by us to the TRA Rights Holders under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make payments under the Tax Receivable Agreement, such payments generally will be deferred and will accrue interest until paid. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement. The payments under the Tax Receivable Agreement are not conditioned upon the TRA Rights Holders maintaining a continued ownership interest in Holdings LLC or us. There is no maximum term for the Tax Receivable Agreement, and the obligation to make payments to the TRA Rights Holders will terminate when all tax benefits payable to the TRA Rights Holders under the Tax Receivable Agreement have been paid in full.

In addition, the TRA Rights Holders will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed by the IRS. Such amounts may reduce our future obligations, if any, under the Tax Receivable Agreement; however, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments, if any, we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. As a result, in such circumstances we could make payments to the TRA Rights Holders under the Tax Receivable Agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Holdings LLC to make distributions to us. We currently anticipate that Holdings LLC will use cash flows generated from our operations to fund tax distributions to us to enable us to make any required payments under the Tax Receivable Agreement. Our obligations under the Tax Receivable Agreement will also apply with respect to any person that becomes a party to the Tax Receivable Agreement in the future.

The amounts that we may be required to pay to certain of our existing direct and indirect owners under the Tax Receivable Agreement may be accelerated in certain circumstances and may also significantly exceed the actual tax benefits that we ultimately realize.

If the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment. The Tax Receivable Agreement provides that (1) in the event that we breach any of our material obligations under the Tax Receivable Agreement, (2) upon certain changes of control or (3) if, with the written approval of a majority of our independent directors, we elect an early termination of the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement (whether or not all LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax attributes subject to the Tax Receivable Agreement. These provisions in the Tax Receivable Agreement may result in situations where the TRA Rights Holders have interests that differ from or are in addition to those of our other stockholders. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund our obligations under the Tax Receivable Agreement.

We may not be able to realize all or a portion of the tax benefits that are currently expected to result from the tax attributes covered by the Tax Receivable Agreement and from payments made under the Tax Receivable Agreement.

Our ability to realize the tax benefits that we currently expect to be available as a result of the attributes covered by the Tax Receivable Agreement, the payments made pursuant to the Tax Receivable Agreement, and the interest deductions imputed under the Tax Receivable Agreement all depend on a number of assumptions, including that we earn sufficient taxable income each year during the period over which such deductions are available and that there are no adverse changes in applicable law or regulations. Additionally, if our actual taxable income were insufficient or there were additional adverse changes in applicable law or regulations, we may be unable to realize all or a portion of the expected tax benefits and our cash flows and stockholders’ equity could be negatively affected.

In certain circumstances, Holdings LLC will be required to make distributions to us and the LLC Unitholders and the distributions may be substantial.

Holdings LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income is allocated to its members, including us. To the extent Holdings LLC has available cash, we intend to cause Holdings LLC to make tax distributions to the LLC Unitholders (including us), generally on a pro rata basis, at certain assumed rates. Funds used by Holdings LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, these tax distributions may be substantial, and will likely exceed (as a percentage of Holdings LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. As a result, it is possible that we will receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. While our Board may choose to distribute such cash balances as dividends on our Class A common stock, they will not be required to do so, and may in their sole discretion choose to use such excess cash for any purpose depending upon the facts and circumstances at the time of determination. See “Dividend Policy.”

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

We are subject to income taxes in various jurisdictions. Our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	expiration of, or detrimental changes in, R&D tax credit laws; or

•	changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state, local and foreign authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if it (1) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As the sole managing member of Holdings LLC, we control and manage Holdings LLC. On that basis, we believe that our interest in Holdings LLC is not an “investment security” under the 1940 Act. Therefore, we have less than 40% of the value of our total assets (exclusive of U.S. Government securities and cash items) in “investment securities.” However, if we were to lose the right to manage and control Holdings LLC, interests in Holdings LLC could be deemed to be “investment securities” under the 1940 Act.

We intend to conduct our operations so that we will not be deemed to be an investment company. However, if we were deemed to be an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material effect on our business, financial condition, results of operations, cash flows and prospects.

Risks Related to Our Class A Common Stock and This Offering

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

As a public company, we will incur incremental legal, governance, accounting and other expenses. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Sarbanes-Oxley Act, the listing requirements of NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition, results of operations, cash flows and prospects. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition, results of operations, cash flows and prospects. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

MDP controls us, and its interests may conflict with ours or yours in the future.

Immediately following this offering, investment entities affiliated with MDP will control approximately 70.0% of the voting power of our outstanding common stock, or 68.9% if the underwriters exercise in full their option to purchase additional shares, which means that, based on its percentage voting power controlled after the offering, MDP will control the vote of all matters submitted to a vote of our stockholders. This control will enable MDP to control the election of the members of the Board and all other corporate decisions. Even when MDP ceases to control a majority of the total voting power, for so long as MDP continues to own a significant percentage of our common stock, MDP will still be able to significantly influence the composition of our Board and the approval of actions requiring stockholder approval. Accordingly, for such period of time, MDP will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as MDP continues to own a significant percentage of our common stock, MDP will be able to cause or prevent a change of control of us or a change in the composition of our Board and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of us and ultimately might affect the market price of our Class A common stock.

In addition, we entered into a Director Designation Agreement with MDP that provides MDP the right to designate to the Board a number of designees equal to at least: (i) 100% of the total number of directors comprising the Board, so long as MDP beneficially owns shares of Class A common stock representing at least 40% of the total amount of shares of Class A common stock it beneficially owns as of the date of the IPO, (ii) 40% of the total number of directors, in the event that MDP beneficially owns shares of Class A common stock representing at least 30% but less than 40% of the total amount of shares of Class A common stock it owns as of the date of the IPO, (iii) 30% of the total number of directors, in the event that MDP beneficially owns shares of Class A common stock representing at least 20% but less than 30% of the total amount of shares of Class A common stock it owns as of the date of the IPO, (iv) 20% of the total number of directors, in the event that MDP beneficially owns shares of Class A common stock representing at least 10% but less than 20% of the total amount of shares of Class A common stock and Class B common stock it owns as of the date of the IPO and (v) one director, in the event that MDP beneficially owns shares of Class A common stock representing at least 5% of the total amount of shares of Class A common stock it owns as of the date of the IPO. The Director Designation Agreement also provides that MDP may assign such right to an MDP affiliate. The Director Designation Agreement prohibits us from increasing or decreasing the size of our Board without the prior written consent of MDP. See “Certain Relationships and Related Party Transactions—Director Designation Agreement” for more details with respect to the Director Designation Agreement.

MDP and its affiliates engage in a broad spectrum of activities, including investments in our industry generally. In the ordinary course of their business activities, MDP and its affiliates may engage in activities where their interests conflict with our interests or those of our other stockholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our certificate of incorporation provides that none of MDP, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. MDP also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, MDP may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you or may not prove beneficial.

We are a “controlled company” within the meaning of the rules of NYSE and, as a result, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

MDP controls a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the corporate governance standards of NYSE. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board consist of independent directors;

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the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

We do not intend to utilize this exemption currently but may do so in the future. As a result, we may not have a majority of independent directors on our Board. In addition, our Compensation and Nominating Committee may not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations. If our internal control over financial reporting is not effective, it may adversely affect investor confidence in us and the price of our common stock.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on our internal control over financial reporting.

Additionally, the existence of any material weakness in internal control over financial reporting may require management to devote significant time and incur significant expense to remediate any such material weaknesses and management may not be able to remediate any such material weaknesses in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements and cause us to fail to meet our reporting obligations, and may cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and the price of our Class A common stock. To comply with the requirements of being a public company, we may need to undertake various costly and time-consuming actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff which may adversely affect our business, financial position and results of operations.

We regularly make improvements to our platform to maintain and enhance our competitive position. In the future, we may implement new offerings and engage in business transactions, such as acquisitions, reorganizations or implementation of new information systems. These factors require us to develop and maintain our internal controls, processes and reporting systems, and we expect to incur ongoing costs in this effort. We may not be successful in developing and maintaining effective internal controls, and any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods.

We are an “emerging growth company,” and we expect to elect to comply with reduced public company reporting requirements, which could make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we are eligible for certain exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years after the first sale of our Class A common stock pursuant to an effective registration statement under the Securities Act. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have made certain elections with regard to the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. As a result, the information that we provide to holders of our common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our Class A common stock less attractive as a result of reliance on these exemptions. If some investors find our Class A common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our Class A common stock and the market price for our Class A common stock may be more volatile.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to take advantage of this extended transition period for complying with new or revised accounting standards provided for by the JOBS Act. We will therefore comply with new or revised accounting standards when they apply to private companies. As a result, our financial statements may not be comparable with companies that comply with public company effective dates for accounting standards.

Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

In addition to MDP’s beneficial ownership of 70.5% of our common stock after this offering (or 69.5%, if the underwriters exercise in full their option to purchase additional shares), our certificate of incorporation and bylaws and the Delaware General Corporation Law (the “DGCL”) contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Among other things:

•

these provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of stockholders;

•	these provisions provide for a classified board of directors with staggered three-year terms;

•

these provisions provide that, at any time when MDP controls, in the aggregate, less than 40% of the outstanding shares of our Class A common stock, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

•

these provisions prohibit stockholder action by written consent from and after the date on which MDP controls, in the aggregate, less than 35% in voting power of our stock entitled to vote generally in the election of directors;

•

these provisions provide that for as long as MDP controls, in the aggregate, at least 40% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our capital stock and at any time when MDP controls, in the aggregate, less than 40% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

•

these provisions establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by stockholders at stockholder meetings; provided, however, at any time when MDP controls, in the aggregate, at least 10% in voting power of our stock entitled to vote generally in the election of directors, such advance notice procedure will not apply to MDP.

We have opted out of Section 203 of the DGCL (“Section 203”), which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder. However, our certificate of incorporation contains a provision that provides us with protections similar to Section 203, and will prevent us from engaging in a business combination with a person (excluding MDP and any of its direct or indirect transferees and any group as to which such persons are a party) who acquires at least 85% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval is obtained prior to the acquisition. See “Description of Capital Stock—Anti-Takeover Provisions.” These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our Class A common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including actions to delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our Class A common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the state or federal court located in the State of Delaware with jurisdiction) will, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, employees or stockholders to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Our certificate of incorporation further provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above. However, our stockholders will not be deemed to have waived (and cannot waive) compliance with federal securities laws and the rules and regulations thereunder. See “Description of Capital Stock—Forum Selection.” The forum selection provisions in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provisions were to be challenged, we may incur additional costs associated with resolving such challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provisions to be inapplicable or unenforceable with respect to one or more of these specified types of actions or proceedings, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and Board.

An active, liquid trading market for our Class A common stock may not develop, which may limit your ability to sell your shares.

Prior to the IPO, there was no public market for our Class A common stock. We have listed our Class A common stock on NYSE under the trading symbol “AVEX.” However, an active trading market for our Class A common stock may never develop or, if developed, be sustained. The public offering price was determined by negotiations between us, the Selling Securityholders and the underwriters and may not be indicative of market prices of our Class A common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have an adverse effect on the value of our Class A common stock. The market price of our Class A common stock may decline below the public offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing additional shares of our Class A common stock or other equity or equity-linked securities and may impair our ability to acquire other companies or technologies by using any such securities as consideration.

Our operating results and stock price may be volatile, and the market price of our Class A common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our Class A common stock to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our Class A common stock may fluctuate in response to various factors, including:

•	market conditions in our industry or the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations;

•	changing economic conditions;

•	investors’ perception of us;

•	events beyond our control such as weather, war and health crises such as the COVID-19 pandemic; and

•	any default on our indebtedness.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our Class A common stock to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the market price and liquidity of our shares of Class A common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

A significant portion of our total outstanding shares of Class A common stock are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of Class A common stock intend to sell shares, could reduce the market price of our Class A common stock. As of the closing of this offering, we will have 56,470,333 outstanding shares of Class A common stock (or 57,329,256 outstanding shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full). This includes shares of Class A common stock that we and the Selling Securityholders are selling in this offering, which may be resold in the public market immediately. Shares held by our officers, directors and substantially all of our pre-IPO securityholders, including the Selling Securityholders, are subject to a 180-day lock-up period beginning on April 16, 2026, provided under lock-up agreements executed in connection with IPO described in “Underwriting” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale.” All of these shares of Class A common stock will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by at least two of the three representatives on behalf of the several underwriters in the IPO. We have also registered shares of Class A common stock that we may issue under our equity compensation plans. They can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares of Class A common stock sell them or are perceived by the market as intending to sell them.

The underwriters have agreed to waive, with respect to the shares sold in this offering, the lock-up restrictions agreed to in connection with the IPO and may again waive lock-up restrictions with respect to our securities in the future, which could adversely affect the price of our Class A common stock.

In connection with the IPO, we, our officers, directors, and substantially all of our pre-IPO securityholders, including the Selling Securityholders, agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of Class A common stock or LLC Units or securities convertible into or exchangeable for shares of Class A common stock or LLC Units for a period of 180 days following April 16, 2026. The representatives of the underwriters in the IPO have agreed to waive the lock-up restrictions applicable to the Company and the Selling Securityholders pursuant to such lock-up agreements with respect to the shares of Class A common stock being sold in this offering. See “Underwriting.” The underwriters may waive or release the lock-up restrictions contained in such agreements in the future, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our Class A common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our Credit Agreement. Therefore, any return on investment in our Class A common stock is solely dependent upon the appreciation of the price of our Class A common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

If securities or industry analysts do not publish research or reports about our business, if they publish unfavorable research or reports, or if they adversely change their recommendations regarding our Class A common stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. The analysis’ estimates are based upon their own opinions and are often different from our estimates or expectations. We do not have any control over these analysts. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock or otherwise publish unfavorable research or reports, or if our results of operations do not meet their expectations, our stock price could decline.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.

Our certificate of incorporation authorizes us to issue one or more series of preferred stock. Our Board has the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our Class A common stock at a premium to the market price, and adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

Our certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our certificate of incorporation, neither MDP nor any of its respective portfolio companies, funds or other affiliates, nor any of its officers, directors, employees, agents, stockholders, members or partners has any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate. In addition, our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, agent, stockholder, member, partner or affiliate of MDP will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to MDP, instead of to us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, agent, stockholder, member, partner or affiliate has directed to MDP. For example, a director of our Company who also serves as an officer, director, employee, agent, stockholder, member, partner or affiliate of MDP, or any of its respective portfolio companies, funds or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have an adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by MDP to itself or its respective portfolio companies, funds or other affiliates instead of to us. A description of our obligations related to corporate opportunities under our certificate of incorporation are more fully described in “Description of Capital Stock—Corporate Opportunity Doctrine.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives or strategies are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	our reliance on a limited number of major customers for a substantial portion of our revenue;

•	the potential for reductions, delays, or changes in U.S. and foreign government budgets, spending priorities, procurement processes, or military transformation initiatives;

•	our dependence on government contracts;

•

increasing competitive pressures in our industry, including the risk that we are not able to expand our customer base, achieve broad market acceptance, or compete effectively against larger or better-resourced competitors;

•	the markets into which we sell our products and services decline or do not grow as expected;

•	our efforts to expand into new markets or introduce new offerings do not succeed;

•	our inability to manage increasing technological complexity, scale manufacturing capacity, achieve cost reductions or realize projected economies of scale;

•	claims that our complex products and services may contain unknown defects or errors;

•	the scarcity, unavailability, or increased cost of critical components or raw materials;

•	violations of export controls, sanctions and other regulations;

•	political, economic and regulatory instability in foreign markets;

•	our dependence on senior management and key employees;

•	challenges in recruiting and retaining highly skilled personnel in a competitive labor market;

•	challenges developing, commercializing or achieving market acceptance for new products, services or enhancements, particularly those involving artificial intelligence;

•	changes in tax laws, trade policies, tariffs, inflation, recession and other macroeconomic or market conditions;

•	difficulties executing, integrating or realizing expected benefits from acquisitions, and exposure to unexpected liabilities from such transactions;

•	pandemics, public health crises and other events that could disrupt our business, supply chain or customer demand;

•	technological failures, cybersecurity breaches or unauthorized access to our, our customers’ or our suppliers’ information and systems;

•	failure to protect, defend or enforce our intellectual property and proprietary rights;

•	dependence on our facilities;

•	our inability to generate sufficient cash to service all of our indebtedness; and

•	other factors set forth under “Risk Factors” and elsewhere in this prospectus.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $148.8 million (or $171.1 million if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriting discounts and commissions but before estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of the shares being offered by the Selling Securityholders.

We intend to use the net proceeds to purchase 5,726,157 Series B Units (or 6,585,080 Series B Units if the underwriters exercise their option to purchase additional shares in full), together with an equivalent number of shares of Class B common stock, from certain direct and indirect members of ATS Investment Holdings, including entities controlled by our Principal Stockholder. The LLC Units of Holdings LLC will be acquired by us at a purchase price per unit or share equal to the public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our Class A common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with requirements under Delaware law and covenants in current and future agreements governing our and our subsidiaries’ indebtedness, including our Credit Agreement and the New Credit Agreement, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board may deem relevant. Additionally, our Credit Agreement places restrictions on the ability of our subsidiaries to pay cash dividends or make distributions to us. See “Description of Certain Indebtedness.” Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than what you paid for it.

CAPITALIZATION

The following table describes our cash and cash equivalents and consolidated capitalization as of March 31, 2026:

•	of Holdings LLC and its subsidiaries on an actual historical basis;

•

of AEVEX Corp. on a pro forma basis, after giving effect to the Organizational Transactions, the completion of our IPO and the financing transactions associated with the New Credit Facilities as described in “Description of Certain Indebtedness;” and

•

of AEVEX Corp. on a pro forma as adjusted basis, after giving effect to the Organizational Transactions, the completion of our IPO, the financing transactions associated with the New Credit Facilities as described in “Description of Certain Indebtedness,” and the sale of 8,000,000 shares of Class A common stock by us and the Selling Securityholders in this offering at the offering price of $27.00 per share and the application of our net proceeds from the offering as set forth in “Use of Proceeds.”

You should read the table below in conjunction with the audited consolidated financial statements and the unaudited condensed consolidated financial statements and the related notes, “Use of Proceeds,” “Organizational Structure,” “Unaudited Consolidated Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness” included elsewhere in this prospectus.

	As of March 31, 2026
(In thousands, except unit and share amounts)	Historical Holdings LLC	Pro Forma	Pro Forma As Adjusted(2)
Cash and cash equivalents	$27,449	$200,681	$198,681

Indebtedness (including current maturities):
Notes payable(1)	257,884	99,113	99,113
Revolving credit facility(1)	—	—	—

Total indebtedness (including current maturities)	257,884	99,113	99,113

Mezzanine equity:
Series A preferred units, no par value, 120,000 units authorized, 115,342 units issued and outstanding, on an actual basis; no units authorized, issued or outstanding, on a pro forma and pro forma as adjusted basis	93,908	—	—
Redeemable noncontrolling interests	—	370,908	336,278
Members’ / Stockholders’ equity:
Class A common units, no par value, 88,532,824 units authorized and 88,432,824 units issued and outstanding, on an actual basis; no units authorized, issued or outstanding, on a pro forma and pro forma as adjusted basis	217,571	—	—
Class A common stock, $0.0001 par value per share, no shares authorized, issued or outstanding, on an actual basis; 1,000,000,000 shares authorized, 50,744,176 shares issued and outstanding, on a pro forma basis; 1,000,000,000 shares authorized, 56,470,333 shares issued and outstanding on a pro forma as adjusted basis	—	5	6
Class B common stock, $0.0001 par value per share, no shares authorized, issued or outstanding, on an actual basis; 200,000,000 shares authorized, 63,297,524 shares issued and outstanding, on a pro forma basis; 200,000,000 shares authorized, 57,571,367 shares issued and outstanding on a pro forma as adjusted basis;	—	6	5
Additional paid-in capital	—	279,450	315,016
Accumulated deficit	—	(587)	(1,577)

Total members’/stockholders’ equity	217,571	278,874	313,450

Total capitalization	$569,363	$748,895	$748,841

(1)

The Credit Agreement consisted of: (i) Term Loans (as defined below) maturing in March 2028; and (ii) the Revolving Credit Facility (as defined below) with commitments of $25.0 million maturing in March 2028. In connection with the closing of our IPO, we repaid all of our borrowings outstanding under the prior Credit Agreement and entered into the New Credit Agreement. The “New Credit Agreement” means the credit agreement, dated as of April 20, 2026, by and between AEVEX Holdings, LLC (the “Borrower”), an operating company of Holdings LLC, Athena Technology Solutions Purchaser, LLC, the lenders from time to time party thereto and Bank of America, N.A., as the administrative agent, collateral agent, an issuing bank and a swing line lender. The New Credit Facilities under the New Credit Agreement are the $100.0 million senior secured term loan facility (“New Term Loan Facility”), the $75.0 million senior secured delayed draw term loan facility (“New Delayed Draw Term Loan Facility”) and the $200.0 million senior secured revolving credit facility. The New Revolving Credit Facility was undrawn at the closing of our IPO, and the Delayed Draw Term Loan Facility was not borrowed at the closing of our IPO.

(2)

On a pro forma as adjusted basis, includes the Holdings LLC interests not owned by us, which represents 50.5% of Holdings LLC’s LLC Units. The LLC Unitholders will hold the non-controlling economic interest in Holdings LLC. AEVEX Corp. will hold 49.5% of the economic interest in Holdings LLC.

The number of shares of Class A common stock to be outstanding after the completion of this offering excludes 57,571,367 shares of Class A common stock that may be issuable upon exercise of redemption and exchange rights held by the LLC Unitholders as of March 31, 2026, 1,464,825 shares of restricted stock awards upon vesting and 9,939,345 shares of Class A common stock reserved for future issuance under the 2026 Plan.

UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma consolidated balance sheet as of March 31, 2026, the unaudited pro forma consolidated statement of operations for the year ended December 31, 2025, and the unaudited pro forma consolidated statement of operations for the three months ended March 31, 2026 present our financial position and results of operations after giving effect to the following pro forma transactions (the “Pro Forma Transactions”):

(1)	The Organizational Transactions described under “Organizational Structure;”

(2)	The effects of the Tax Receivable Agreement, as described under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement;”

(3)

A provision for corporate income taxes on the income attributable to us at a tax rate of 24.1% for the year ended December 31, 2025 and the three months ended March 31, 2026 inclusive of all U.S. federal, state, local and foreign income taxes;

(4)	The completion of our IPO on April 20, 2026;

(5)

The repayment of all of our borrowings outstanding under our prior Credit Agreement and the financing transactions related to the New Credit Facilities, as described under “Description of Certain Indebtedness;” and

(6)	This offering and the application of the estimated net proceeds from this offering as described under “Use of Proceeds.”

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2025 and for the three months ended March 31, 2026 give effect to the Pro Forma Transactions (as defined above) as if the Pro Forma Transactions had occurred or had become effective as of January 1, 2025. The unaudited pro forma consolidated balance sheet gives effect to the Pro Forma Transactions as if the Pro Forma Transactions had occurred or had become effective as of March 31, 2026.

Our historical consolidated financial information has been derived from our consolidated financial statements and accompanying notes to the consolidated financial statements included elsewhere in this prospectus. AEVEX Corp. was formed on October 27, 2025 and will have no material assets or results of operations until the completion of this offering. Therefore, AEVEX Corp.’s historical financial information is not included in the unaudited pro forma consolidated financial information.

The unaudited pro forma consolidated financial information has been prepared on the basis that as a result of our IPO we are taxed as a corporation for U.S. federal and state income tax purposes and, accordingly, became a taxpaying entity subject to U.S. federal, state and foreign income taxes. The presentation of the unaudited pro forma consolidated financial information is prepared in conformity with Article 11 of Regulation S-X and is based on currently available information and certain estimates and assumptions. See the accompanying notes to the Unaudited Consolidated Pro Forma Financial Information for a discussion of assumptions made.

The unaudited pro forma consolidated financial information is not necessarily indicative of financial results that would have been attained had the Pro Forma Transactions occurred on the dates indicated above or that could be achieved in the future. The unaudited pro forma consolidated financial information also does not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the Pro Forma Transactions. Future results may vary significantly from the results reflected in the unaudited pro forma consolidated statement of operations and should not be relied on as an indication of our results after the consummation of this offering and the other transactions contemplated by such unaudited pro forma consolidated financial information. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Pro Forma Transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial information.

As a public company, we are implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We will incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, fees to comply with the reporting requirements of the SEC, transfer agent fees, hiring of additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

For purposes of the unaudited pro forma consolidated financial information, we have:

•

reflected the completion of our IPO on April 20, 2026, which included the issuance of 18,400,000 shares of Class A common stock (including the exercise in full by the underwriters of their option to purchase an additional 2,400,000 shares of Class A common stock) in exchange for net proceeds of approximately $345.9 million, at the IPO price of $20.00, less $22.1 million of underwriting discounts and commissions. AEVEX Corp. used such net proceeds to acquire 18,400,000 newly-issued Series A units in Holdings LLC. Immediately following the completion of the IPO and related organizational transactions, the ownership percentage represented by LLC Units not held by us was 55.5%, and the net income attributable to LLC Units not held by us accordingly represented 55.5% of our net income or loss.

•

reflected the completion on April 20, 2026 of our refinancing of the prior Credit Facilities and entering into the New Credit Facilities. Holdings LLC used the $100.0 million proceeds from the New Term Loan Facility and the proceeds it received from AEVEX Corp. for the purchase of the newly issued Series A units (i) to repay approximately $258.5 million of outstanding borrowings under our prior Credit Facilities, (ii) to pay $3.3 million of expenses incurred in connection with the refinancing, (iii) to pay $10.9 million of expenses incurred with the IPO and organizational transactions and (iv) for general corporate purposes.

•

assumed that in this offering we will issue 5,726,157 shares of Class A common stock at a price of $27.00 per share and the Selling Securityholders will offer 2,273,843 shares of their Class A common stock, and, as a result, immediately following the completion of this offering, the ownership percentage represented by LLC Units not held by us will be 50.5%, and the net income or loss attributable to LLC Units not held by us will accordingly represent 50.5% of our net income or loss. Except as otherwise indicated, the unaudited pro forma consolidated financial information presented assumes in this offering no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

As described in greater detail under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement,” in connection with the consummation of our IPO, we entered into a Tax Receivable Agreement with the TRA Rights Holders that requires us to pay such persons 85% of certain tax savings (calculated using certain assumptions), if any, in U.S. federal, state and local income taxes we actually realize (or under certain circumstances are deemed to realize) as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases or exchanges of LLC Units, (ii) certain other tax attributes of Holdings LLC and its subsidiaries and the Blocker Entity that existed prior to our IPO, including existing tax basis and our allocable share of existing tax basis acquired in connection with our IPO and increases to such allocable share of existing tax basis and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement.

We retain the remaining 15% of cash savings, if any. If the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment. As a result of the Organizational Transactions, IPO Transactions and Offering Transactions Adjustments, we are recording a liability under the Tax Receivable Agreement of $93.9 million as described in more detail below. Due to the uncertainty in the amount and timing of future exchanges of LLC Units by the LLC Unitholders and purchases of LLC Units from the LLC Unitholders, the unaudited pro forma consolidated financial information assumes that no additional future exchanges or purchases of LLC Units have occurred and therefore no increases in tax basis in the Holdings LLC assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information.

However, if all of the LLC Unitholders were to exchange or sell us all of their remaining LLC Units, we would recognize incremental tax savings of approximately $461.3 million and a liability under the Tax Receivable Agreement of approximately $392.1 million, assuming: (i) all exchanges or purchases occurred on the same day; (ii) a price of $27.00 per share; (iii) a corporate tax rate of 24.1%; (iv) that we will have sufficient taxable income to fully utilize the tax benefits and (v) no material changes in tax law. The deferred tax asset amount is just the tax savings from the incremental tax basis subject to the Tax Receivable Agreement and does not include the total partnership deferred adjustment and any indirect effects. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price per share of our Class A common stock at the time of the exchange, and the tax rates then in effect.

The unaudited pro forma consolidated financial information should be read together with “Organizational Structure,” “ Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions,” “Description of Certain Indebtedness” and the audited consolidated financial statements and the unaudited condensed consolidated financial statements of Holdings LLC and related notes thereto which are included elsewhere in this prospectus.

UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET

AS OF MARCH 31, 2026

(In thousands, except unit and share amounts)	Holdings LLC As Reported	Organizational Transaction Adjustments			IPO Transactions Adjustments		Offering Transactions Adjustments		AEVEX Corp. Pro Forma
Assets
Current assets:
Cash and cash equivalents	$27,449	$—			$335,011	(7)	$(2,000	)(14)	$198,681
					(161,779)	(8)
Accounts receivable, net	85,821	—			—		—		85,821
Contract assets	120,701	—			—		—		120,701
Inventories	6,101	—			—		—		6,101
Prepaid expenses and other current assets	26,559	—			(10,441)	(9)	—		16,118

Total current assets	266,631	—			162,791		(2,000)		427,422
Goodwill	292,328	—			—		—		292,328
Customer relationships, net	106,231	—			—		—		106,231
Other intangible assets, net	1,761	—			—		—		1,761
Property and equipment, net	20,038	—			—		—		20,038
Operating lease right-of-use assets	7,322	—			—		—		7,322
Deferred income tax assets	—	23,305	(1)		14,986	(10)	39,071	(15)	77,362
Other assets	1,564	—			2,438	(8)	—		2,700
					(202)	(8)
					(1,100)	(8)
Asset held for sale	4,376	—			—		—		4,376

Total assets	$700,251	$23,305			$178,913		$37,071		$939,540

Liabilities, mezzanine equity and equity
Current liabilities:
Accounts payable	$46,747	$—			$—		$—		$46,747
Accrued expenses and other current liabilities	25,098	—			(7,439)	(9)	—		16,559
					(1,100)	(8)
Deferred revenue	21,190	—			—		—		21,190
Current portion of long-term debt	2,720	—			(2,720)	(8)	—		2,500
					2,500	(8)
Operating lease liabilities	3,493	—			—		—		3,493

Total current liabilities	99,248	—			(8,759)		—		90,489

Long-term debt, net of current portion	255,164	—			(158,551)	(8)	—		96,613
Operating lease liabilities, net of current portion	4,241	—			—		—		4,241
Derivative liability	25,541	(25,541)	(2)		—		—		—
TRA liability	—	16,938	(1)		39,828	(10)	37,125	(15)	93,891

Total liabilities	384,194	(8,603)			(127,482)		37,125		285,234

Mezzanine equity:
Series A preferred units, no par value, 120,000 units authorized, 115,342 units issued and outstanding	93,908	(93,908)	(2)		—		—		—
Redeemable noncontrolling interests	—	223,046	(5)		148,594	(11)	(33,620	)(16)	336,278
					(732)	(13)	(1,010	)(18)
Members’/stockholders’ equity:
Class A units, no par value, 88,532,824 units authorized, 88,432,824 units issued and outstanding	217,571	(217,571)	(5)		—		—		—
Class A common stock, $0.0001 par value per share, 1,000,000,000 shares authorized, 56,470,333 shares issued and outstanding	—	3	(2	)(3)	2	(7)	1	(14)	6

(In thousands, except unit and share amounts)	Holdings LLC As Reported	Organizational Transaction Adjustments		IPO Transactions Adjustments		Offering Transactions Adjustments		AEVEX Corp. Pro Forma
Class B common stock, $0.0001 par value per share, 200,000,000 shares authorized, 57,571,367 shares issued and outstanding	—	6	(4)	—		(1	)(14)	5
Additional paid-in capital	—	120,332	(5)(6)	159,118	(11)(12)	35,566	(16)(17)	315,016
Accumulated deficit	—	—		(587)	(13)	(990	)(18)	(1,577)

Total members’/stockholders’ equity (deficit)	217,571	(97,230)		158,533		34,576		313,450
Noncontrolling interest	4,578	—		—		—		4,578

Total equity (deficit)	222,149	(97,230)		158,533		34,576		318,028

Total liabilities, mezzanine equity and equity	$700,251	$23,305		$178,913		$37,071		$939,540

NOTES TO UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET

Organizational Transaction Adjustments

(1)

Subsequent to the Organizational Transactions, AEVEX Corp. has no material assets other than its interest in Holdings LLC. Holdings LLC continues to be treated as a partnership for tax purposes and is not subject to U.S. federal income tax, but may be subject to certain U.S. state and local taxes. AEVEX Corp. is a domestic corporation that is subject to U.S. corporate income tax on its earnings, including its allocable share of the income from Holdings LLC.

In connection with the Organizational Transactions, AEVEX Corp. will record a deferred tax asset adjustment of $23.3 million, with a corresponding adjustment to additional paid-in capital. The deferred tax asset is measured based on the following: (i) differences between financial reporting and tax basis associated with the Company’s investment in Holdings LLC; and (ii) tax benefits from future deductions attributable to payments under the Tax Receivable Agreement as a result of the Organizational Transactions.

In connection with the Organizational Transactions, AEVEX Corp. entered into a Tax Receivable Agreement with the TRA Rights Holders, including our Principal Stockholder. The Tax Receivable Agreement liability will be accounted for as a contingent liability, with amounts accrued when considered probable and reasonably estimable. We will record a $16.9 million liability, with a corresponding adjustment to additional paid-in capital, based on our estimate of the aggregate amount that it will pay to the LLC Unitholders under the Tax Receivable Agreement as a result of the Organizational Transactions. The TRA provides for the payment by AEVEX Corp. to such pre-IPO owners of 85% of certain tax benefits, if any, that the Company actually realizes, as a result of (i) certain increases in the tax basis of the assets of Holdings LLC and its subsidiaries resulting from purchases or exchanges of LLC Units, (ii) certain other tax attributes of Holdings LLC and its subsidiaries and the Blocker Entity that existed prior to our IPO, including existing tax basis and our allocable share of existing tax basis acquired in connection with our IPO and increases to such allocable share of existing tax basis, and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. The aforementioned adjustments to deferred tax assets of $23.3 million and TRA liability of $16.9 million result in a net adjustment to additional paid-in capital of $6.4 million.

(2)

As part of the Organizational Transactions, all Series A Preferred Units (and the related derivative liability) converted into 7,208,876 shares of Class A common stock at a conversion price based on 80% of the initial public offering price.

(3)

As part of the Organizational Transactions, i) certain holders of an indirect interest in Holdings LLC exchanged a portion of such interest in Holdings LLC for a direct or indirect interest in ATS PubCo Holdings, which in turn contributed its interest in Holdings LLC to AEVEX Corp. in exchange for 9,502,626 shares of Class A common stock, and ii) the Blocker Entity merged with and into AEVEX Corp. with our Principal Stockholder receiving as consideration 15,632,674 shares of Class A common stock. As a result of these Organizational Transactions, AEVEX Corp. obtained 25,135,300 LLC Units of Holdings LLC.

(4)

As part of the Organizational Transactions, we issued 63,297,524 shares of Class B common stock to ATS Investment Holdings, on a one-to-one basis with the number of LLC Units it owns, for nominal consideration.

(5)

As a result of the Organizational Transactions, the limited liability company agreement of Holdings LLC was amended and restated to, among other things, designate AEVEX Corp. as the sole managing member of Holdings LLC. As sole managing member, AEVEX Corp. exclusively operates and controls the business and affairs of Holdings LLC. The LLC Units owned by the LLC Unitholders will be considered redeemable noncontrolling interests in the consolidated financial statements of AEVEX Corp. in accordance with ASC 480-10-S99-3A, “Distinguishing Liabilities from Equity,” because they are redeemable upon the occurrence of an event that is not solely within our control. Since the holders of the redeemable noncontrolling interests initially control the Board and since their exchange right may be settled in cash at the Company’s election, the cash redemption is effectively in the control of the holders of the redeemable noncontrolling interests. The adjustments to (i) redeemable noncontrolling interests of $223.0 million,

(ii) additional paid-in capital of $120.3 million, and (iii) Holdings LLC Class A Units of $(217.6) million reflect the proportional interest in the pro forma consolidated total equity of Holdings LLC owned by the LLC Unitholders.

The following table is a reconciliation of the pro forma adjustment impacting redeemable noncontrolling interests (in millions):

Holdings LLC Class A Units	$217.6
Conversion of Series A Preferred Units (and the related derivative liability) into shares of Class A common stock	119.4	(2)

Total Holdings LLC net assets immediately following the Organizational Transactions	337.0
Redeemable noncontrolling interests ownership immediately following the Organizational Transactions	66.2%

Redeemable noncontrolling interests following the Organizational Transactions	$223.0	(5)

(6)	The following table is a reconciliation of the pro forma adjustment impacting additional paid-in capital (in millions):

Total Holdings LLC net assets immediately following the Organizational Transactions	$337.0	(5)
Controlling interest ownership immediately following the Organizational Transactions	33.8%

Additional paid-in capital following the Organizational Transactions	113.9
Net adjustment from recognition of deferred tax assets and payable to related parties pursuant to the Tax Receivable Agreement	6.4	(1)

Net additional paid-in capital pro forma adjustment	$120.3	(6)

IPO Transactions Adjustments

(7)

The proceeds to us from our IPO were approximately $345.9 million, based on the initial public offering price of $20.00 per share, after deducting $22.1 million of underwriting discounts and commissions. We used the net proceeds from this offering to acquire 18,400,000 newly issued LLC Units from Holdings LLC for $345.9 million. This adjustment also reflects the use by Holdings LLC of the proceeds it received from us to pay $10.9 million of expenses incurred in connection with this offering as discussed in note (9). The following table is a reconciliation of the pro forma adjustment impacting cash and cash equivalents (in millions):

Net proceeds from our IPO	$345.9
Payment of expenses incurred in connection with our IPO	(10.9)

Net cash and cash equivalents pro forma adjustment	$335.0	(7)

(8)

In connection with the closing of our IPO, we refinanced our prior Credit Agreement and entered into the New Credit Agreement. Holdings LLC used the proceeds of $100.0 million from the New Credit Facilities, together with a portion of the net proceeds it received from our IPO, to repay all amounts outstanding under our prior Credit Agreement and to pay $3.3 million of expenses incurred in connection with this refinancing. The following table is a reconciliation of the pro forma adjustment impacting cash and cash equivalents (in millions):

Proceeds from the New Credit Agreement	$100.0
Repayment of current portion of long-term debt	(2.7)
Repayment of long-term debt, net of current portion	(255.8)
Payment of New Credit Agreement fees	(3.3)

Net cash and cash equivalents pro forma adjustment	$(161.8	)(8)

We have deferred certain legal costs associated with this refinancing. As of March 31, 2026, $1.1 million of these costs were recorded to other assets, of which $1.1 million was unpaid as of March 31, 2026, and an additional $2.2 million of such costs were incurred subsequent to March 31, 2026. Upon the completion of this refinancing, $2.4 million of the New Credit Agreement fees have been allocated to other assets as deferred financing costs for the New Revolving Credit Facility and the New Delayed Draw Term Loan Facility, while the remaining $0.9 million has been allocated to long-term debt, net of current portion, as deferred financing costs for the New Term Loan Facility. This adjustment also reflects the write-off of unamortized deferred financing costs under our prior Credit Agreement of $0.8 million, of which $0.2 million is reflected as a reduction to other assets, with the remaining $0.6 million reflected as an adjustment to long-term debt, net of current portion. The following table is a reconciliation of the pro forma adjustment impacting long-term debt, net of current portion (in millions):

Proceeds from the New Credit Agreement	$100.0
Current portion of long-term debt under the New Credit Agreement	(2.5)
Repayment of long-term debt, net of current portion	(255.8)
Write-off of unamortized deferred financing costs under our prior Credit Agreement	0.6
Allocation of New Credit Agreement fees to long-term debt, net of current portion	(0.9)

Net long-term debt, net of current portion, pro forma adjustment	$(158.6	)(8)

(9)

We have deferred certain costs associated with our IPO. These costs primarily represent legal, accounting and other costs directly associated with our IPO. As of March 31, 2026, $10.4 million of these costs were recorded to prepaid expenses and other current assets, of which $7.4 million was unpaid as of March 31, 2026, and an additional $2.9 million of capitalizable costs were incurred subsequent to March 31, 2026. Upon completion of our IPO, these deferred costs have been charged against the proceeds from our IPO with a corresponding reduction to additional paid-in capital as represented in notes (11) and (12). After March 31, 2026, we incurred an additional $0.5 million of costs associated with our IPO that were not eligible for capitalization. These costs were expensed as incurred and were recorded to accumulated deficit.

(10)

Following our IPO, AEVEX Corp. will record an additional deferred tax asset of approximately $15.0 million, with a corresponding adjustment to additional paid-in capital, which is primarily attributable to the differences between financial reporting and tax basis associated with the Company’s investment in Holdings LLC.

In addition, as described in note (1) above, we entered into a Tax Receivable Agreement with certain of our pre-IPO owners that provides for the payment by AEVEX Corp. to such pre-IPO owners of 85% of certain tax benefits, if any, that the Company actually realizes, as a result of (i) certain increases in the tax basis of the assets of Holdings LLC and its subsidiaries resulting from purchases or exchanges of LLC Units, (ii) certain other tax attributes of Holdings LLC and its subsidiaries and the Blocker Entity that existed prior to our IPO, including existing tax basis and our allocable share of existing tax basis acquired in connection with our IPO and increases to such allocable share of existing tax basis, and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. Following our IPO, AEVEX Corp. will record an additional TRA liability of approximately $39.8 million, with a corresponding adjustment to additional paid-in capital. The aforementioned adjustments to deferred tax assets of $15.0 million and TRA liability of $39.8 million result in a net adjustment to additional paid-in capital of approximately $(24.8) million.

(11)

As a result of our IPO, the adjustments to (i) redeemable noncontrolling interests of $148.6 million and (ii) additional paid-in capital of $159.1 million reflect the proportional interest in the pro forma consolidated total equity of Holdings LLC owned by the LLC Unitholders.

The following table is a reconciliation of the pro forma adjustment impacting redeemable noncontrolling interests (in millions):

Total Holdings LLC net assets immediately following the Organizational Transactions	$337.0	(5)
Net proceeds from our IPO	345.9	(7)
Capitalized offering costs	(13.3	)(9)

Total Holdings LLC net assets immediately following the Organizational Transactions and our IPO	669.6
Redeemable noncontrolling interests ownership immediately following the Organizational Transactions and our IPO	55.5%

Redeemable noncontrolling interests following the Organizational Transactions and our IPO	371.6
Redeemable noncontrolling interests following the Organizational Transactions	(223.0	)(5)

Net adjustment to redeemable noncontrolling interests	$148.6	(11)

(12)	The following table is a reconciliation of the pro forma adjustment impacting additional paid-in capital (in millions):

Total Holdings LLC net assets immediately following the Organizational Transactions and our IPO	$669.6	(11)
Controlling interest ownership immediately following the Organizational Transactions and our IPO	44.5%

Additional paid-in capital following the Organizational Transactions and our IPO	297.8
Net adjustment from recognition of deferred tax assets and payable to related parties pursuant to the Tax Receivable Agreement following our IPO	(24.8	)(10)
Additional paid-in capital following the Organizational Transactions	(113.9	)(6)

Net adjustment to additional paid-in capital	$159.1	(12)

(13)

Represents the total pro forma adjustment to accumulated deficit (allocable to the controlling interest and redeemable noncontrolling interests), which is comprised of: (i) costs associated with our IPO incurred after March 31, 2026 that were not eligible for capitalization and were expensed as incurred, and (ii) the write-off of unamortized deferred financing costs related to our prior Credit Agreement as a result of refinancing our prior Credit Agreement and entering into the New Credit Agreement in connection with the closing of our IPO.

The following table is a reconciliation of the pro forma adjustment impacting redeemable noncontrolling interests (in millions):

Write-off of unamortized deferred financing costs related to our prior Credit Agreement	$(0.8	)(8)
Offering costs not eligible for capitalization	(0.5	)(9)

Total pro forma impact to accumulated deficit	$(1.3)

Pro forma impact to accumulated deficit - allocable to the redeemable noncontrolling interests (55.5%)	$(0.7)
Pro forma impact to accumulated deficit - allocable to the controlling interest (44.5%)	$(0.6)

Offering Transactions Adjustments

(14)

We estimate that the proceeds to us from this offering will be approximately $148.8 million, based on a public offering price of $27.00 per share, after deducting $5.8 million of underwriting discounts and commissions. We intend to use the net proceeds to purchase 5,726,157 LLC Units (Series B Units), together with an equivalent number of shares of Class B common stock, from certain direct and indirect members of ATS Investment Holdings, including entities controlled by our Principal Stockholder. The LLC Units of Holdings LLC will be acquired by us at a purchase price per unit or share equal to the public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions. This adjustment also reflects $2.0 million of estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of the shares of Class A common stock being offered by the Selling Securityholders.

The following table is a reconciliation of the pro forma adjustment impacting cash and cash equivalents (in millions):

Net proceeds from this offering	$148.8
Purchase of LLC Units (Series B Units)	(148.8)
Payment of expenses incurred in connection with this offering	(2.0)

Net cash and cash equivalents pro forma adjustment	$(2.0	)(14)

(15)

As described in note (2) above, we entered into a Tax Receivable Agreement with certain of our pre-IPO owners that provides for the payment by AEVEX Corp. to such pre-IPO owners of 85% of certain tax benefits, if any, that the Company actually realizes, as a result of (i) certain increases in the tax basis of the assets of Holdings LLC and its subsidiaries resulting from purchases or exchanges of LLC Units, (ii) certain other tax attributes of Holdings LLC and its subsidiaries and the Blocker Entity that existed prior to our IPO, including existing tax basis and our allocable share of existing tax basis acquired in connection with our IPO and increases to such allocable share of existing tax basis, and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement.

The purchase of LLC Units in this offering will result in an increase in the tax basis of the assets of Holdings LLC subject to the provisions of the Tax Receivable Agreement. Based upon a public offering price in this offering of $27.00 per share of our Class A common stock, we would have recognized a deferred tax asset in the amount of $39.1 million and a TRA liability of $37.1 million, representing 85% of the tax benefits and a $2.0 million net adjustment to additional paid-in capital.

The Tax Receivable Agreement will be accounted for as a contingent liability, with amounts accrued when considered probable and reasonably estimable. Due to the uncertainty in the amount and timing of future exchanges of LLC Units by certain of our existing direct and indirect owners and purchases of LLC Units from such owners, the unaudited consolidated pro forma financial information assumes that no additional future exchanges or purchases of LLC Units have occurred. However, if the Continuing LLC Unitholders were to exchange all of the LLC Units that they will hold immediately following this offering for shares of Class A common stock immediately following the completion of this offering, we would recognize an incremental deferred tax asset of approximately $461.3 million and a noncurrent liability of approximately $392.1 million based on the Company’s estimate of the aggregate amount that it will pay under the Tax Receivable Agreement as a result of such hypothetical exchange, assuming: (i) a price of $27.00 per share of our Class A common stock; (ii) a constant corporate tax rate of 24.1%; (iii) we will have sufficient taxable income to fully utilize the tax benefits; and (iv) no material changes in tax law. The deferred tax asset amount is just the tax savings from the incremental tax basis subject to the TRA and does not include the total partnership deferred adjustment and any indirect effects.

These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related noncurrent liabilities that we will recognize as a result of any such future exchanges will differ based on, among other things: (i) the amount and timing of future exchanges of LLC Units by LLC Unitholders, and the extent to which such exchanges are taxable; (ii) the price per share of our Class A common stock at the time of the exchanges; (iii) the amount and timing of future income against which to offset the tax benefits; and (iv) the tax rates then in effect.

(16)	The following table is a reconciliation of the pro forma adjustment impacting redeemable noncontrolling interests (in millions):

Total Holdings LLC net assets immediately following the Organizational Transactions, our IPO and this offering	$669.6	(11)
Redeemable noncontrolling interests ownership immediately following the Organizational Transactions, our IPO and this offering	50.5%

Redeemable noncontrolling interests following the Organizational Transactions, our IPO and this offering	338.0
Redeemable noncontrolling interests following the Organizational Transactions and our IPO	(371.6	)(11)

Net adjustment to redeemable noncontrolling interests	$(33.6	)(16)

(17)	The following table is a reconciliation of the pro forma adjustment impacting additional paid-in capital (in millions):

Total Holdings LLC net assets immediately following the Organizational Transactions, our IPO and this offering	$669.6	(11)
Controlling interest ownership immediately following the Organizational Transactions, our IPO and this offering	49.5%

Additional paid-in capital following the Organizational Transactions, our IPO and this offering	331.4

Net adjustment from recognition of deferred tax assets and payable to related parties pursuant to the Tax Receivable Agreement following this offering	2.0	(15)
Additional paid-in capital following the Organizational Transactions and our IPO	(297.8	)(12)

Net adjustment to additional paid-in capital	$35.6	(17)

(18)

Represents the total pro forma adjustment to accumulated deficit (allocable to the controlling interest and redeemable noncontrolling interests), comprised of costs associated with this offering incurred after March 31, 2026 that were not eligible for capitalization and were expensed as incurred.

The following table is a reconciliation of the pro forma adjustment impacting redeemable noncontrolling interests (in millions):

Offering costs not eligible for capitalization	$(2.0	)(14)

Total pro forma impact to accumulated deficit	$(2.0)

Pro forma impact to accumulated deficit - allocable to the redeemable noncontrolling interests (50.5%)	$(1.0)
Pro forma impact to accumulated deficit - allocable to the controlling interest (49.5%)	$(1.0)

UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

(In thousands, except share amounts)	Holdings LLC As Reported	Organizational Transaction Adjustments		IPO Transactions Adjustments		Offering Transactions Adjustment		AEVEX Corp. Pro Forma
Total revenue	$432,933	$—		$—		$—		$432,933
Total cost of revenue	338,630	—		—		—		338,630

Gross profit	94,303	—		—		—		94,303
Operating Expenses:
Selling, general and administrative	41,626	—		547	(3)	2,000	(3)	44,173
Research and development	25,439	—		—		—		25,439
Amortization of intangible assets	16,606	—		—		—		16,606
Change in contingent consideration	2,435	—		—		—		2,435

Total operating expenses	86,106	—		547		2,000		88,653

Income from operations	8,197	—		(547)		(2,000)		5,650
Other income (expense):
Interest expense	(32,346)	—		20,671	(2)	—		(11,675)
Interest income	699	—		—		—		699
Other income, net	6,841	—		—		—		6,841

Total other expense, net	(24,806)	—		20,671		—		(4,135)

(Loss) income before income taxes	(16,609)	—		20,124		(2,000)		1,515
Income tax expense (benefit)	171	—		173	(4)	(197)	(4)	147

Net (loss) income	(16,780)	—		19,951		(1,803)		1,368
Net income attributable to noncontrolling interest	106	—		—		—		106
Net (loss) income attributable to redeemable noncontrolling interest	—	—		1,892	(5)	(1,180)	(5)	712

Net (loss) income attributable to AEVEX Corp.	(16,886)	—		18,059		(623)		550
Series A preferred units accretion	450	(450)	(1)	—		—		—
Series A preferred units deemed dividend	—	28,941	(6)	—		—		28,941

Net (loss) income attributable to AEVEX Corp. common stockholders	$(17,336)	$(28,491)		$18,059		$(623)		$(28,391)

Pro Forma Loss Per Share of Class A Common Stock
Basic	$(0.20)							$(0.50)	(6)

Diluted	$(0.20)							$(0.50)	(6)

Pro Forma Number of Shares Used in Computing EPS
Basic	88,532,824							56,470,333	(6)

Diluted	88,532,824							56,470,333	(6)

UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(In thousands, except share amounts)	Holdings LLC As Reported	Organizational Transaction Adjustments		IPO Transactions Adjustments		Offering Transactions Adjustment		AEVEX Corp. Pro Forma
Total revenue	$216,693	$—		$—		$—		$216,693
Total cost of revenue	160,199	—		—		—		160,199

Gross profit	56,494	—		—		—		56,494
Operating Expenses:
Selling, general and administrative	19,412	—		—		—		19,412
Research and development	3,337	—		—		—		3,337
Amortization of intangible assets	4,122	—		—		—		4,122

Total operating expenses	26,871	—		—		—		26,871

Income from operations	29,623	—		—		—		29,623
Other income (expense):
Interest expense	(6,544)	—		4,703	(2)	—		(1,841)
Interest income	106	—		—		—		106
Change in fair value of derivative liability	(2,400)	2,400	(1)	—		—		—
Other income. net	213	—		—		—		213

Total other expense, net	(8,625)	2,400		4,703		—		(1,522)

Income (loss) before income taxes	20,998	2,400		4,703		—		28,101
Income tax expense (benefit)	—	—		3,000	(4)	339	(4)	3,339

Net income (loss)	20,998	2,400		1,703		(339)		24,762
Net income attributable to noncontrolling interest	72	—		—		—		72
Net income (loss) attributable to redeemable noncontrolling interest	—	—		15,557	(5)	(1,407)	(5)	14,150

Net income (loss) attributable to AEVEX Corp.	20,926	2,400		(13,854)		1,068		10,540
Series A preferred units accretion	1,362	(1,362)	(1)	—		—		—

Net income (loss) attributable to AEVEX Corp. common stockholders	$19,564	$3,762		$(13,854)		$1,068		$10,540

Pro Forma Earnings Per Share of Class A Common Stock
Basic	$0.22							$0.19	(6)

Diluted	$0.22							$0.19	(6)

Pro Forma Number of Shares Used in Computing EPS
Basic	88,478,380							56,470,333	(6)

Diluted	88,478,380							56,470,333	(6)

NOTES TO UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

(1)

As part of the Organizational Transactions, all Series A Preferred Units (and the related derivative liability) converted into 7,208,876 shares of Class A common stock at a conversion price based on 80% of the initial public offering price. As a result, the Series A preferred units accretion of $0.5 million during the year ended December 31, 2025 is reversed. In addition, the change in fair value of derivative liability of $2.4 million and the Series A preferred units accretion of $1.4 million during the three months ended March 31, 2026 are reversed.

(2)

In connection with the closing of our IPO, we refinanced our prior Credit Agreement and entered into the New Credit Agreement and incurred a debt extinguishment charge related to the repayment of all amounts outstanding under our prior Credit Agreement. Our capitalized debt issuance costs were $1.5 million as of January 1, 2025, which represents the extinguishment charge had we refinanced our prior Credit Agreement on January 1, 2025. This adjustment reflects the elimination of the historical interest expense and amortization of deferred financing costs related to our prior Credit Agreement, the recognition of the debt extinguishment charge associated with the repayment of our prior Credit Agreement, and recognition of deferred financing costs and interest expense related to the New Credit Agreement using an assumed interest rate of 6.40% per annum. A 1/8 point increase or decrease in this assumed interest rate would result in changes in the estimated interest expense of $0.1 million and $30 thousand for the year ended December 31, 2025 and the three months ended March 31, 2026, respectively. The following table is a reconciliation of the pro forma adjustments impacting interest expense (in millions):

	Year Ended December 31, 2025	Three Months Ended March 31, 2026
Interest expense under our prior Credit Agreement	$28.2	$6.3
Deferred financing cost amortization expense under our prior Credit Agreement	1.0	0.1
Prior Credit Agreement extinguishment charge	(1.5)	—
Interest expense under the New Credit Agreement	(6.3)	(1.6)
Deferred financing cost amortization expense under the New Credit Agreement	(0.7)	(0.1)

Net pro forma adjustment to interest expense	$20.7 (2)	$4.7 (2)

(3)

After March 31, 2026, we incurred $0.5 million and $2.0 million of costs associated with our IPO and this offering, respectively, that were not eligible for capitalization. These costs were expensed as incurred.

(4)

Following the IPO Transactions, AEVEX Corp. has additional income subject to U.S. federal, state and local income taxes with respect to its allocable share of taxable income generated by Holdings LLC. As a result, the unaudited pro forma consolidated statements of operations reflect an additional adjustment of $0.2 million and $3.0 million for the year ended December 31, 2025 and the three months ended March 31, 2026, respectively, to record the AEVEX Corp. income tax expense or benefit attributable to its allocable share of income or loss, at a blended U.S. federal and state statutory tax rate of 24.1%.

Following the Offering Transactions, AEVEX Corp. has additional income subject to U.S. federal, state and local income taxes with respect to its allocable share of taxable income generated by Holdings LLC. As a result, the unaudited pro forma consolidated statements of operations reflect an additional adjustment of $(0.2) million and $0.3 million for the year ended December 31, 2025 and the three months ended March 31, 2026, respectively, to record the AEVEX Corp. income tax expense or benefit attributable to its allocable share of income or loss, at a blended U.S. federal and state statutory tax rate of 24.1%.

(5)

Following the Organizational Transactions, AEVEX Corp. became the sole managing member of Holdings LLC, and upon consummation of our IPO, AEVEX Corp. initially owned approximately 44.5% of the economic interest in Holdings LLC but has 100% of the voting power and controls the management of Holdings LLC. The initial ownership percentage held by the noncontrolling interest, the LLC Unitholders, was approximately 55.5%. Accordingly, the net income or loss attributable to the noncontrolling interest initially represented approximately 55.5% of the Holdings LLC net income or loss.

Following the Offering Transactions, AEVEX Corp. will own approximately 49.5% of the economic interest in Holdings LLC and will continue to have 100% of the voting power and control the management of Holdings LLC. The ownership percentage held by the noncontrolling interest, the LLC Unitholders, will be approximately 50.5%. Accordingly, the net income or loss attributable to the noncontrolling interest will represent approximately 50.5% of the Holdings LLC net income or loss.

(6)

Net loss available to AEVEX Corp. common stockholders for the year ended December 31, 2025 includes a $28.9 million deemed dividend related to the assumed conversion of 115,342 Series A Preferred Units into 7,208,876 shares of Class A common stock. The deemed dividend represents the excess of the fair value of the 7,208,876 shares of Class A common stock (based on the initial public offering price of $20.00 per share) over the carrying value of the Series A Preferred Units and related derivative liability.

The weighted average number of shares underlying the basic earnings (loss) per share calculation for the year ended December 31, 2025 and the three months ended March 31, 2026 reflects only the 56,470,333 shares of Class A common stock outstanding after our IPO and this offering as they are the only outstanding shares which participate in distributions or dividends by AEVEX Corp. Pro forma diluted earnings (loss) per share is computed by adjusting pro forma net loss attributable to AEVEX Corp. common stockholders and the weighted average shares of Class A common stock outstanding to give effect to potentially dilutive securities that qualify as participating securities using the treasury stock method, as applicable. Shares of Class B common stock are not participating securities and therefore are not included in the calculation of pro forma basic loss per share. LLC Units, together with an equal number of shares of Class B common stock, may be exchanged, at our option, for shares of our Class A common stock or for cash.

After evaluating the potential dilutive effect under the if-converted method, the outstanding LLC Units for the assumed exchange of noncontrolling interests were determined to be antidilutive and thus were excluded from the computation of diluted earnings (loss) per share. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted earnings (loss) per share.

	Year Ended December 31, 2025	Three Months Ended March 31, 2026
(Loss) earnings per share of Class A common stock
Numerator (In thousands):
Net (loss) income attributable to AEVEX Corp.’s common stockholders (basic and diluted).	$(28,391)	$10,540
Denominator:
Weighted average of shares of common stock outstanding (basic and diluted)	56,470,333	56,470,333
Basic and diluted (loss) earnings per share	$(0.50)	$0.19

MARKET INFORMATION

On April 17, 2026, our Class A common stock began trading on NYSE under the symbol “AVEX.” On June 3, 2026, the closing sale price of our Class A common stock as reported on NYSE was $27.66 per share. As of June 3, 2026, there were approximately 5 registered holders of our Class A common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial condition and results of operations as of, and for, the periods presented. You should read the following discussion and analysis of our financial condition and results of operations together with the sections entitled “Risk Factors,” “Forward-Looking Statements,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

This discussion and analysis contains forward-looking statements, including statements regarding our expectations for the future of our business and our liquidity and capital resources as well as other non-historical statements. These statements are based upon our current plans, expectations, and beliefs, and are subject to numerous risks and uncertainties, including but not limited to the risks and uncertainties described in “Risk Factors” and “Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by these forward-looking statements.

Overview

We believe that we are a leading defense technology prime contractor and critical enabler of U.S. UAS dominance strategy missions. We are highly differentiated by our proven track record of securing and successfully executing on critical strategic Programs of Record, with over 10,200 systems delivered and committed through the end of 2026 to operational environments that validate our battlefield effectiveness. Today, we are positioned as a recognized global leader in UxS. Through our advanced autonomous, AI-enabled, and attritable UxS, we play a central role in defining next-generation warfighting capabilities, including key areas such as precision strike launched effects, loitering munitions, and full-scope ISR.

We deliver technology-led products and solutions through two complementary business segments:

•

Tactical Systems: Designs and manufactures battle-tested, autonomous, modular, and attritable UxS, including UAS and USV, along with other mission critical products. Tactical Systems segment revenue represented approximately 74.4% and 76.0% of our revenue for the years ended December 31, 2025 and 2024, respectively, and approximately 88.0% and 55.3% of our revenue for the three months ended March 31, 2026 and 2025, respectively.

•

Global Solutions: Provides bespoke mission solutions, including AI-enabled full-spectrum airborne ISR, C-UAS, additive manufacturing, and specialized mission aircraft engineering, modification, and testing. Global Solutions segment revenue represented approximately 25.6% and 24.0% of our revenue for the years ended December 31, 2025 and 2024, respectively, and approximately 12.0% and 44.7% of our revenue for the three months ended March 31, 2026 and 2025, respectively.

The Organizational Transactions and Initial Public Offering

In connection with the consummation of the Company’s IPO on April 20, 2026, the Company undertook certain organizational transactions, including:

•

The Company amended and restated the LLC Operating Agreement to, among other things, (i) modify the capital structure of Holdings LLC by replacing the historical membership interests (i.e., Class A units) with a new class of common membership interests consisting of LLC Units and (ii) appoint the Company as the sole managing member of Holdings LLC.

•

Our Principal Stockholder and certain other holders of indirect interests in Holdings LLC engaged in a series of transactions, which included one or more contributions, mergers or otherwise, including the merger of the Blocker Entity, that resulted in certain LLC Unitholders contributing their direct or indirect membership interests in Holdings LLC to the Company in exchange for 25,135,300 shares of Class A common stock.

•

The Company amended and restated its certificate of incorporation to, among other things, provide (i) for Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our shareholders generally and (ii) for Class B common stock, with each share of our Class B common stock entitling its holder to one vote per share on all matters presented to our shareholders generally. Shares of Class A common stock and Class B common stock vote as a single class. The shares of Class B common stock do not have any right to receive dividends or distributions upon the liquidation or winding up of AEVEX Corp.

•	The Company issued 63,297,524 shares of Class B common stock to certain LLC Unitholders, on a one-to-one basis with the number of Series B units they owned, for nominal consideration.

•

The Company entered into the Exchange Agreement pursuant to which certain LLC Unitholders are entitled to exchange their Series B units, together with an equal number of shares of Class B common stock, for shares of the Company’s Class A common stock on a one-for-one basis or, at the Company’s election, for cash, from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale).

•

The Company entered into a Tax Receivable Agreement with the TRA Rights Holders that will require the payment by the Company to such persons collectively of 85% of certain tax savings, if any, in U.S. federal, state and local income taxes we actually realize (or, under certain circumstances are deemed to realize) as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases or exchanges of LLC Units, including in connection with this offering, (ii) certain other tax attributes of Holdings LLC and its subsidiaries and the Blocker Entity that existed prior to the IPO, including existing tax basis and our allocable share of existing tax basis acquired in connection with the IPO and increases to such allocable share of existing tax basis and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that the Company is required to make under the Tax Receivable Agreement.

•

The 115,342 of Holdings LLC’s Series A preferred units outstanding prior to the Organizational Transactions were, in accordance with their terms, converted into 7,208,876 shares of the Company’s Class A common stock at a conversion price based on 80% of the IPO price.

•

The Company issued 18,400,000 shares of its Class A common stock, which includes the exercise in full by the underwriters of their option to purchase an additional 2,400,000 shares of Class A common stock, in exchange for net proceeds of approximately $345.9 million, at the IPO price of $20.00, less $22.1 million of underwriting discounts and commissions.

•	The Company used such net proceeds of approximately $345.9 million to acquire 18,400,000 newly-issued Series A units in Holdings LLC.

•

On April 20, 2026, Holdings LLC refinanced the Prior Credit Facilities and entered into the New Credit Facilities. Holdings LLC used the $100.0 million proceeds from the New Term Loan Facility and the proceeds it received from us for the purchase of the newly issued Series A units (i) to repay approximately $258.5 million of outstanding borrowings under our Prior Credit Facilities, (ii) to pay $3.3 million of expenses incurred in connection with the refinancing, (iii) to pay $10.9 million of expenses incurred with the IPO and Organizational Transactions and (iv) for general corporate purposes.

As the sole managing member of Holdings LLC, the Company operates and controls all of the business and affairs of Holdings LLC and conducts its business through Holdings LLC and its direct and indirect subsidiaries. Following the IPO, the Company has a minority economic interest in Holdings LLC but controls the management of Holdings LLC as its sole managing member. As a result, the Company will consolidate Holdings LLC and record a significant redeemable noncontrolling interest in a consolidated entity in its consolidated financial statements for the economic interest in Holdings LLC held by the LLC Unitholders. The Series B units owned by the LLC Unitholders are considered redeemable noncontrolling interests in accordance with ASC 480-10-S99-3A, “Distinguishing Liabilities from Equity,” because they are redeemable upon the occurrence of an event that is not solely within the

Company’s control. Since the holders of the redeemable noncontrolling interests initially control the Company’s Board of Directors and since their exchange right may be settled in cash at the Company’s election, the cash redemption is effectively in the control of the holders of the redeemable noncontrolling interests.

Key Factors Affecting Our Performance

Our results have been affected, and are expected to be affected in the future, by a variety of factors. A discussion of key factors that have had, or may have, an effect on our results is set forth below. For a further discussion of the factors affecting our results of operations, see “Risk Factors.”

U.S. and Foreign Government Expenditures

U.S. and foreign government expenditures have fueled the growth in our target markets, and we expect the continued availability of U.S. and foreign government expenditures for our customers to help fund purchases of our products and services. However, changes in the volume and relative mix of U.S. and foreign government expenditures, as well as in areas of spending growth, may impact our results of operations. In particular, our results may be affected by shifts in strategies and priorities on defense-related programs. Cost-cutting and efficiency initiatives, current and future budget restrictions, spending cuts and other efforts to reduce government expenditures, as well as shifts in overall priorities, could cause our government customers to reduce or delay funding or invest appropriated funds on a less consistent basis or not at all, and demand for our solutions or services could diminish. Furthermore, any disruption in the functioning of government agencies, including as a result of government closures and shutdowns, could have a negative impact on our operations and cause us to lose revenue or incur additional costs due to, among other things, our inability to maintain access and schedules for government testing or the deployment of our staff to customer locations or facilities as a result of such disruptions.

There is also uncertainty around the timing, extent, nature and effect of Congressional and other U.S. Government actions to address budgetary constraints and caps on the discretionary budget for defense and non-defense departments and agencies. In addition, there is uncertainty around the ability of Congress to determine how to allocate the available budget authority and pass appropriations bills to fund both U.S. Government departments and agencies that are, and those that are not, subject to the caps. Additionally, budget deficits and the growing U.S. national debt may increase pressure on the U.S. Government to reduce federal spending across all federal agencies, with uncertainty about the size and timing of those reductions. Furthermore, delays in the completion of future U.S. Government budgets could delay procurement of the federal government services that we provide.

Macroeconomic Pressures

In recent years, geopolitical instability, including wars and conflicts, as well as impacts from other global events and heightened global tensions, have resulted in opportunities for companies in the defense technology market. Global defense spending is accelerating, fueled by rising budgets, modernization initiatives, and the urgent demand for next-generation advanced systems to counter near-peer adversaries. This surge has in part been driven by active conflicts in the Middle East, Africa, and Eastern Europe, along with the anticipation of future engagements in the South Pacific. While these conditions may create growth opportunities, the unpredictable nature, duration, and geographic scope of such conflicts introduce significant uncertainty regarding the sustainability of this demand. However, certain disruptions to the global economy, including market disruptions, monetary, and fiscal policy uncertainty, supply chain challenges, high interest rates and inflationary pressures have contributed to an inflationary environment that may adversely affect the price and availability of certain products and services necessary for our operations, which in turn may adversely impact our business and operating results. In addition, the global trade environment is uncertain and rapidly evolving. Tariffs imposed by the U.S. presidential administration or retaliatory tariffs announced by other countries could result in a trade war. The impact of tariffs on our business and results of operations will depend on their timing, duration, and magnitude.

Project Revenue Mix and Impact on Margins

We may experience future variability in the profitability of our contracts, and such variability may occur at levels and frequencies different from variability we have historically experienced. Such variability in profitability may be due to strategic decisions, cost overruns, or other circumstances within or outside of our control. Accordingly, our historical experience with profitability of our contracts is not indicative or predictive of future experience.

Our financial success is based on our ability to deliver high quality products on a timely basis and at a cost-effective price for our customers. When agreeing to contractual terms, our management team makes assumptions and projections about future conditions and events. The accounting for our contracts and programs involves assumptions and estimates about these conditions and events. These projections and estimates assess:

•	the productivity and availability of labor;

•	the allocation of indirect costs to labor and material costs incurred;

•	the complexity of the work to be performed;

•	the cost and availability of materials and components; and

•	schedule requirements.

If there is a significant change in one or more of these circumstances, estimates or assumptions, or if the risks under our contracts are not managed adequately, the profitability of contracts could be adversely affected, which could materially affect earnings and margins in any given fiscal period.

In particular, profitability can fluctuate depending on the type of contract award. Contracts with certain customers reflect firm fixed pricing structures. As a result, our gross profit is dependent on the efficient and effective execution of our contracts. Our ability to maximize gross profit may be impacted by, but not limited to, unanticipated cost overruns, disruptions in our supply chains, learning curve and non-recurring engineering costs related to our contracts with customers. If our fixed-price development efforts contribute to a larger portion of our revenue output, we may have a higher risk profile, which may result in reduced margins.

From time to time, we may strategically enter into contracts with low or negative margins relative to other contracts or that are at risk of cost overruns. This may occur due to strategic decisions built around positioning ourselves for future contracts or to enhance our product and service offerings. However, in some instances, loss contracts may occur from unforeseen cost overruns that are not recoverable from the customer. We establish loss reserves on contracts in which the cost estimate-at-completion (“EAC”) exceeds the estimated revenue. The loss reserves are recorded in the period in which a loss is determined. Our reference to adjustments to EAC in the context of describing our results of operations includes net changes during the period in our aggregate program contract values, EAC and other program estimates, and includes the impact of cost overruns and recognition of loss reserves.

Additionally, the timing of our cash flows is impacted by the timing of achievement of billable milestones on contracts. Historically, this has resulted and could continue to result in fluctuations in working capital levels and quarterly free cash flow. As a result of such quarterly fluctuations in free cash flow, we believe that quarter-to-quarter comparisons of our results of operations may not necessarily be meaningful and should not be relied upon as indicators of future performance.

Ability to Continue to Innovate and Expand our Product and Service Offerings

To continue gaining market share and attracting customers, we plan to continue making substantial investments in R&D for the continued enhancements of our product and service offerings. Our future success is dependent on our continued ability to leverage our engineering and design capabilities to meet exact customer innovation needs and to proactively innovate to help win emerging programs. If we are unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, our products could lose market share, our revenue and profits could decline, and we could experience operating losses.

Public Company Expenses

We have incurred, and expect to continue to incur, certain non-recurring professional fees and other expenses as part of our transition to becoming a public company. As a public company, we are implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In particular, we expect our accounting, legal and personnel-related expenses and directors’ and officers’ insurance costs to increase as we establish more comprehensive compliance and governance functions, establish, maintain and review internal controls over financial reporting in accordance with the Sarbanes-Oxley Act and prepare and distribute periodic reports in accordance with SEC rules. Our financial statements following the IPO reflect the impact of these expenses. See “Risk Factors—Risks Related to Our Class A Common Stock and This Offering—The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

Funded Backlog

Funded backlog represents our estimate of the revenue we expect to realize in future periods as a result of performing work on funded contracts that have been awarded to us (net of any revenue already recognized as of the backlog date). We include the aggregate expected revenue from awarded contracts in our funded backlog upon the execution of a legally binding agreement (e.g., written contract or purchase order), even though our contracts include certain termination rights exercisable by our customers with advance notice. We exclude from funded backlog any unfunded contract options and at-risk work. Deferred revenue recognized on our consolidated balance sheets consists of payments and billings that we have received in excess of revenue that we have recognized. Because cash receipts from these contracts have not been recognized into revenue, they are included in our backlog calculation.

We view funded growth in backlog as a key measure of our future business prospects. We monitor our funded backlog because we believe it is a forward-looking indicator of potential sales that can be helpful to investors in evaluating the performance of our business and identifying trends over time. Although funded backlog reflects business associated with contracts that are considered to be firm, terminations, amendments, or contract cancellations may occur, which could result in a reduction in our total backlog and potential future revenue that never gets recognized.

	As of March 31,	As of December 31,
(In thousands)	2026	2025	2024
Funded backlog	$356,623	$503,123	$179,246

Funded backlog includes both single and multi-year awards, and fluctuations in backlog are driven primarily by the timing of large program wins. The increase of $323.9 million in funded backlog in 2025 was primarily due to the EUCOM AOR Deep Strike program. We expect to convert approximately 96.6% of the total $503.1 million of funded backlog as of December 31, 2025 into revenue in 2026. The decrease of $146.5 million in funded backlog for the three months ended March 31, 2026 was primarily due to EUCOM AOR Deep Strike program. We expect to convert approximately 93.0% of the total $356.6 million of funded backlog as of March 31, 2026 into revenue during the remainder of 2026.

In addition, our backlog is subject to meaningful customer concentration risk. As of December 31, 2025 and March 31, 2026, approximately 84% and 74%, respectively, of the total dollar value of our funded backlog related to the U.S Government. For purposes of evaluating our backlog, we consider all U.S. Government entities to be one customer. Additionally, backlog that is originally funded through U.S. Government efforts is considered to be U.S. Government backlog even if the program is directly contracted through an intermediary.

Components of Results of Operations

Revenue – consists entirely of revenue from contracts with customers, net of sales discounts. Our revenue is derived from a combination of cost-plus contracts, fixed price contracts, and time and materials contracts for both U.S. Government and commercial and international deliverables. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. We recognize revenue upon satisfying the performance obligations identified in the contract, which is achieved as services are rendered, upon completion of a service, or through the transfer of control of the promised good or service to the customer either at a point in time or over time. Our contracts can range from short-term periods of less than 12 months to multi-year obligations.

We perform work under contracts that broadly consist of fixed-price, cost-reimbursable, time-and-materials arrangements, or a combination of the three. Pricing is contractually based on specific negotiations with each customer. Advanced payments and billings for milestones in excess of revenues recognized are recorded as current and non-current deferred revenue in our consolidated balance sheets and recognized into revenue as we satisfy the underlying performance obligations.

For fixed-price contracts satisfied over time, progress is measured using a cost-to-cost method, which accurately reflects the transfer of control to the customer. This method assesses the extent of progress based on the ratio of costs incurred to date against the total estimated costs to complete the performance obligation. Estimating total costs to complete requires us to make informed estimates regarding subcontractor performance, material costs and availability, labor costs and productivity, as well as overhead expenses. Frequently, the period of performance of a contract extends over a long period of time and, as such, revenue recognition and our profitability from a particular contract may be affected to the extent that estimated costs to complete are revised, delivery schedules are delayed, performance-based milestones are not achieved, or progress under a contract is otherwise impeded. Accordingly, our recorded revenues and operating profit from period to period can fluctuate significantly depending on when contractual obligations are achieved.

Should the estimated total costs to be incurred on a contract surpass the anticipated total revenue, we recognize a provision for the entire loss on the contract in the period when the loss is identified. For further discussion of the critical judgments and estimates related to our revenue recognition policies, see “Critical Accounting Estimates.”

Cost of Revenue – consists of direct costs and allocated indirect costs. Direct costs include labor, materials, subcontractor and other costs directly related to the execution of a specific contract. Indirect costs include overhead expenses, fringe benefits, depreciation and amortization.

Selling, General, and Administrative – consists primarily of personnel-related expenses for our sales, marketing, supply chain, finance, legal, human resources and administrative personnel, as well as the costs of customer service, information technology, risk management and related insurance, travel, allocated overhead and other marketing, communications and administrative expenses. We also expect to further invest in our corporate infrastructure and incur additional expenses associated with operating as a public company, including increased legal and accounting costs, investor relations and compliance costs. As a result, we expect that selling, general and administrative expenses will increase in absolute dollars in future periods but decline as a percentage of total revenue over time. In addition, as a result of becoming a public company, we will incur significant additional annual expenses including, among other things, additional directors’ and officers’ liability insurance, costs to administer a public company stock compensation plan, director fees, costs to comply with reporting requirements of the SEC, transfer agent fees, costs for additional accounting, legal and administrative personnel, increased auditing, tax and legal fees, stock exchange listing fees, additional stock-based compensation expense and similar expenses.

Research and Development – represents primarily employee and contractor compensation, supplies and materials for new product development and facility costs.

Amortization of Intangible Assets – represents customer relationships, technology and trade names acquired in business combinations that are not directly related to the delivery of our products or services and are amortized based on their pattern of economic benefit over their estimated useful lives.

Change in Contingent Consideration – As part of the acquisition of Tribe Aerospace, LLC in 2022, we agreed to pay contingent consideration to the sellers for any EBITDA (as defined in the earnout arrangement) recognized over certain thresholds during the earnout period from 2022-2024. The contingent consideration was settled using a combination of cash and Class A Units based on converting a portion of each contingent payment to units at the fixed contractual price per unit. The change in fair value of the liability during the year ended December 31, 2024 represents the decrease in the estimated 2024 earnout liability based on actual EBITDA recognized for the year ended December 31, 2024, partially offset by the change in the estimated fair value of the Class A Units to be issued upon settlement of the 2024 earnout period. The change in fair value of the liability during the year ended December 31, 2025 represents accretion of the discounted liability outstanding during the year. All earnout arrangement liabilities were settled as of December 31, 2025.

Interest Expense – consists primarily of interest expense incurred on borrowings under our Credit Agreement.

Interest Income – consists primarily of interest income earned on cash and cash equivalents.

Change in Derivative Liability – During December 2025 and the three months ended March 31, 2026, the Company issued Series A preferred units with conversion features that represent an embedded derivative that is accounted for separately from the Series A preferred units and remeasured at fair value at each reporting date, with the changes in fair value recorded through earnings.

Other Income (Expense), net – reflects miscellaneous income and expense unrelated to our core business activities.

Results of Operations

Three Months Ended March 31, 2026 and 2025

The following table sets forth a summary of our consolidated results of operations for the quarters indicated, and the changes between periods.

	Three Months Ended March 31,
(In thousands)	2026	2025	$ Change	% Change
Revenue:
Products	$191,844	$26,487	$165,357	624.3%
Services	24,849	26,771	(1,922)	(7.2)%

Total revenue	216,693	53,258	163,435	306.9%
Cost of revenue:
Products	140,158	24,241	115,917	478.2%
Services	20,041	25,955	(5,914)	(22.8)%

Total cost of revenue	160,199	50,196	110,003	219.1%

Gross profit	56,494	3,062	53,432	1745.0%
Operating expenses:
Selling, general, and administrative	19,412	8,588	10,824	126.0%
Research and development	3,337	9,490	(6,153)	(64.8)%
Amortization of intangible assets	4,122	4,080	42	1.0%
Change in contingent consideration	—	1,221	(1,221)	(100.0)%

Total operating expenses	26,871	23,379	3,492	14.9%

Income (loss) from operations	29,623	(20,317)	49,940	(245.8)%
Other income (expense), net:
Interest expense	(6,544)	(7,179)	635	(8.8)%
Interest income	106	214	(108)	(50.5)%
Change in fair value of derivative liability	(2,400)	—	(2,400)	100.0%
Other income, net	213	—	213	100.0%

Total other expense, net	(8,625)	(6,965)	(1,660)	23.8%

Income (loss) before income taxes	20,998	(27,282)	48,280	(177.0)%
Provision for income taxes	—	40	(40)	(100)%

Net income (loss)	20,998	(27,322)	48,320	(176.9)%
Net income attributable to noncontrolling interest	72	7	65	928.6%

Net income (loss) attributable to Athena Technology Solutions Holdings, LLC	$20,926	$(27,329)	$48,255	(176.6)%

Products Revenue

	Three Months Ended March 31,		Change
(In thousands)	2026	2025	$	%
Products revenue	$191,844	$26,487	$165,357	624.3%

Products revenue increased to $191.8 million from $26.5 million, or by $165.4 million and 624.3%, for the three months ended March 31, 2026 compared to the three months ended March 31, 2025. The increase is due to $161.0 million of higher revenue in our Tactical Systems segment primarily from UAS products and $4.4 million of higher revenue in our Global Solutions segment primarily from aircraft modifications and testing products.

Services Revenue

	Three Months Ended March 31,		Change
(In thousands)	2026	2025	$	%
Services revenue	$24,849	$26,771	$(1,922)	(7.2)%

Services revenue decreased to $24.8 million from $26.8 million, or by $1.9 million and 7.2%, for the three months ended March 31, 2026 compared to the three months ended March 31, 2025. The decrease is primarily due to $2.2 million of lower revenue in our Global Solutions segment primarily from mission support, intelligence, surveillance, and reconnaissance services.

Cost of Products Revenue

	Three Months Ended March 31,		Change
(In thousands)	2026	2025	$	%
Cost of products revenue	$140,158	$24,241	$115,917	478.2%

Cost of products revenue increased to $140.2 million from $24.2 million, or by $115.9 million and 478.2%, for the three months ended March 31, 2026 compared to the three months ended March 31, 2025. The higher cost of products revenue is primarily due to $114.7 million of higher costs in our Tactical Systems segment from our EUCOM AOR Deep Strike program during the three months ended March 31, 2026 compared to three months ended March 31, 2025. The $114.7 million of higher costs is comprised of an approximately $109.3 million increase in materials related costs and an approximately $5.4 million increase in direct and indirect labor costs.

Cost of Services Revenue

	Three Months Ended March 31,		Change
(In thousands)	2026	2025	$	%
Cost of services revenue	$20,041	$25,955	$(5,914)	(22.8)%

Cost of services revenue decreased to $20.0 million from $26.0 million, or by $6.0 million and 22.8%, for the three months ended March 31, 2026 compared to the three months ended March 31, 2025. The lower costs of service revenue is primarily due to a $4.0 million decrease in labor and material costs in the Global Solutions segment.

Gross Profit

	Three Months Ended March 31,		Change
(In thousands)	2026	2025	$	%
Gross profit	56,494	$3,062	$53,432	1,745%
Gross profit %	26.1%	5.7%

Gross profit increased to $56.5 million from $3.1 million, or by $53.4 million and 1745.0%, for the three months ended March 31, 2026 compared to the three months ended March 31, 2025. The gross profit percentage increased from 5.7% for the three months ended March 31, 2025 to 26.1% for the three months ended March 31, 2026. The increase was primarily due to $161.0 million of higher revenue in our Tactical Systems segment primarily from UAS products and $4.4 million of higher revenue in our Global Solutions segment primarily from aircraft modifications and testing products, which is offset by $114.7 million of higher costs in our Tactical Systems segment from our EUCOM AOR Deep Strike program.

Selling, General and Administrative

	Three Months Ended March 31,		Change
(In thousands)	2026	2025	$	%
Selling, general and administrative	$19,412	$8,588	$10,824	126.0%

Selling, general, and administrative expenses increased to $19.4 million from $8.6 million, or by $10.8 million and 126.0%, for the three months ended March 31, 2026 compared to the three months ended March 31, 2025. The increase was primarily due to a $3.8 million increase in audit and accounting fees related to our IPO process, a $3.0 million increase in new employee-related costs, and a $1.1 million repurchase of Incentive Units during the three months ended March 31, 2026.

Research and Development

	Three Months Ended March 31,		Change
(In thousands)	2026	2025	$	%
Research and development	$3,337	$9,490	$(6,153)	(64.8)%

Research and development expenses decreased to $3.3 million from $9.5 million, or by $6.2 million and 64.8%, for the three months ended March 31, 2026 compared to the three months ended March 31, 2025. The decrease was primarily due to the $5.6 million decrease in development activities for UAS products and services.

Amortization of Intangible Assets

	Three Months Ended March 31,		Change
(In thousands)	2026	2025	$	%
Amortization of intangible assets	$4,122	$4,080	$42	1.0%

Amortization of intangible assets increased to $4.1 million from $4.1 million, or by $42 thousand and 1.0%, for the three months ended March 31, 2026 compared to the three months ended March 31, 2025.

Change in Contingent Consideration

	Three Months Ended March 31,		Change
(In thousands)	2026	2025	$	%
Change in contingent consideration	$—	$1,221	$(1,221)	(100.0)%

As part of the acquisition of Tribe Aerospace, LLC in 2022, the Company agreed to pay contingent consideration to the sellers for any EBITDA (as defined in the earnout arrangement) recognized over certain thresholds during the earnout period from 2022 to 2024. The contingent consideration was settled using a combination of cash and Class A units of the Company based on converting a portion of each contingent payment to units at the fixed contractual price per unit. The change in fair value of the liability during the three months ended March 31, 2025 represents accretion of the discounted liability outstanding during the period. All earnout arrangement liabilities were settled as of December 31, 2025.

Interest Expense

	Three Months Ended March 31,		Change
(In thousands)	2026	2025	$	%
Interest expense	$(6,544)	$(7,179)	$635	(8.8)%

Interest expense decreased to $6.5 million from $7.2 million, or by $0.6 million and 8.8%, for the three months ended March 31, 2026 compared to the three months ended March 31, 2025. The decrease was primarily due to lower interest rates on the term loans and $0.2 million of lower amortization of debt issuance costs following the modification of the Credit Agreement in September 2025.

Interest Income

	Three Months Ended March 31,		Change
(In thousands)	2026	2025	$	%
Interest income	$106	$214	$(108)	(50.5)%

Interest income decreased to $0.1 million from $0.2 million, or by $0.1 million and 50.5%, for the three months ended March 31, 2026 compared to the three months ended March 31, 2025.

Change in Fair Value of Derivative Liability

	Three Months Ended March 31,		Change
(In thousands)	2026	2025	$	%
Change in fair value of derivative liability	$(2,400)	$—	$(2,400)	100.0%

During December 2025 and the three months ended March 31, 2026, the Company issued Series A preferred units with conversion features that represent an embedded derivative that is accounted for separately from the Series A preferred units and remeasured at fair value at each reporting date, with the changes in fair value recorded through earnings.

Other Income, Net

	Three Months Ended March 31,		Change
(In thousands)	2026	2025	$	%
Other income, net	$213	$—	$213	100.0%

Other income, net increased to $0.2 million from $0, or by $0.2 million, for the three months ended March 31, 2026 compared to the three months ended March 31, 2025.

Years Ended December 31, 2025 and 2024

The following table sets forth a summary of our consolidated results of operations for the years indicated, and the changes between periods.

	Year Ended December 31,
(In thousands)	2025	2024	$ Change	% Change
Revenue:
Products	$319,351	$292,429	$26,922	9.2%
Services	113,582	99,763	13,819	13.9%

Total revenue	432,933	392,192	40,741	10.4%
Cost of revenue:
Products	244,735	199,920	44,815	22.4%
Services	93,895	82,000	11,895	14.5%

Total cost of revenue	338,630	281,920	56,710	20.1%

	Year Ended December 31,
(In thousands)	2025	2024	$ Change	% Change
Gross profit	$94,303	$110,272	$(15,969)	(14.5)%
Operating expenses:
Selling, general, and administrative	41,626	33,780	7,846	23.2%
Research and development	25,439	12,997	12,442	95.7%
Amortization of intangible assets	16,606	18,119	(1,513)	(8.4)%
Change in contingent consideration	2,435	(61,599)	64,034	(104.0)%

Total operating expenses	86,106	3,297	82,809	2,511.6%

Income from operations	8,197	106,975	(98,778)	(92.3)%
Other income (expense), net:
Interest expense	(32,346)	(29,584)	(2,762)	9.3%
Interest income	699	1,436	(737)	(51.3)%
Other income, net	6,841	129	6,712	5,203.1%

Total other expense, net	(24,806)	(28,019)	3,213	(11.5)%

(Loss) income before income taxes	(16,609)	78,956	(95,565)	(121.0)%
Provision for income taxes	171	363	(192)	(52.9)%

Net (loss) income	(16,780)	78,593	(95,373)	(121.4)%
Net income attributable to noncontrolling interest	106	44	62	140.9%

Net (loss) income attributable to Athena Technology Solutions Holdings, LLC	$(16,886)	$78,549	$(95,435)	(121.5)%

Products Revenue

	Year Ended December 31,		Change
(In thousands)	2025	2024	$	%
Products revenue	$319,351	$292,429	$26,922	9.2%

Products revenue increased to $319.4 million from $292.4 million, or by $26.9 million and 9.2%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase is due to $14.8 million of higher revenue in our Global Solutions segment primarily from aircraft modifications and testing products and $12.1 million of higher revenue in our Tactical Systems segment primarily from UAS products.

Services Revenue

	Year Ended December 31,		Change
(In thousands)	2025	2024	$	%
Services revenue	$113,582	$99,763	$13,819	13.9%

Services revenue increased to $113.6 million from $99.8 million, or by $13.8 million and 13.9%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase is due to $11.6 million of higher revenue in our Tactical Systems segment primarily from UAS support services and $2.2 million of higher revenue in our Global Solutions segment primarily from aircraft modification and testing services.

Cost of Products Revenue

	Year Ended December 31,		Change
(In thousands)	2025	2024	$	%
Cost of products revenue	$244,735	$199,920	$44,815	22.4%

Cost of products revenue increased to $244.7 million from $199.9 million, or by $44.8 million and 22.4%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The higher cost of products revenue is primarily due to $39.4 million of higher costs, including new program start-up costs, in our Tactical Systems segment from our EUCOM AOR Deep Strike program during the year ended December 31, 2025, which is the follow-on from our Phoenix Ghost program during the year ended December 31, 2024. The $39.4 million of higher costs is comprised of an approximately $49.3 million increase in materials costs, offset by an approximately $9.9 million decrease in direct and indirect labor costs.

Cost of Services Revenue

	Year Ended December 31,		Change
(In thousands)	2025	2024	$	%
Cost of services revenue	$93,895	$82,000	$11,895	14.5%

Cost of services revenue increased to $93.9 million from $82.0 million, or by $11.9 million and 14.5%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The higher cost of services revenue is primarily due to the higher revenue from UAS support services in our Tactical Systems segment and the higher revenue from aircraft modification and testing services in our Global Solutions segment, as the 17.3% gross margin for services during the year ended December 31, 2025 decreased only slightly from 17.8% during the year ended December 31, 2024.

Gross Profit

	Year Ended December 31,		Change
(In thousands)	2025	2024	$	%
Gross profit	$94,303	$110,272	$(15,969)	(14.5)%
Gross profit %	21.8%	28.1%

Gross profit decreased to $94.3 million from $110.3 million, or by $16.0 million and 14.5%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The gross profit percentage decreased from 28.1% for the year ended December 31, 2024 to 21.8% for the year ended December 31, 2025.

The gross margin for products decreased from 31.6% for the year ended December 31, 2024 to 23.4% for the year ended December 31, 2025, which is primarily due to the increase in cost of products revenue discussed above.

Selling, General and Administrative

	Year Ended December 31,		Change
(In thousands)	2025	2024	$	%
Selling, general and administrative	$41,626	$33,780	$7,846	23.2%

Selling, general and administrative expenses increased to $41.6 million from $33.8 million, or by $7.8 million and 23.2%, for the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily due to a $5.7 million increase in audit and accounting fees related to our IPO process and a $3.6 million increase in new employee-related costs.

Research and Development

	Year Ended December 31,		Change
(In thousands)	2025	2024	$	%
Research and development	$25,439	$12,997	$12,442	95.7%

Research and development expenses increased to $25.4 million from $13.0 million, or by $12.4 million and 95.7%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase was primarily due to the $10.4 million increase in development activities for UAS products and services.

Amortization of Intangible Assets

	Year Ended December 31,		Change
(In thousands)	2025	2024	$	%
Amortization of intangible assets	$16,606	$18,119	$(1,513)	(8.4)%

Amortization of intangible assets decreased to $16.6 million from $18.1 million, or by $1.5 million and 8.4%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The decrease was primarily due to a customer relationship intangible asset becoming fully amortized during the year ended December 31, 2024, resulting in no related amortization expense during the year ended December 31, 2025.

Change in Contingent Consideration

	Year Ended December 31,		Change
(In thousands)	2025	2024	$	%
Change in contingent consideration	$2,435	$(61,599)	$64,034	(104.0)%

As part of the acquisition of Tribe Aerospace, LLC in 2022, we agreed to pay contingent consideration to the sellers for any EBITDA (as defined in the earnout arrangement) recognized over certain thresholds during the earnout period from 2022 to 2024. The contingent consideration was settled using a combination of cash and Class A Units based on converting a portion of each contingent payment to units at the fixed contractual price per unit. The change in fair value of the liability during the year ended December 31, 2024 represents the decrease in the estimated 2024 earnout liability based on actual EBITDA recognized for the year ended December 31, 2024, partially offset by the change in the estimated fair value of the Class A Units to be issued upon settlement of the 2024 earnout period. The decrease in the estimated 2024 earnout liability during the year ended December 31, 2024 is primarily due to 2024 actual EBITDA being less than forecast. This shortfall is primarily due to the timing of customer funding and deliveries under our largest program moving from 2024 to future periods that are beyond the end of the earnout arrangement. The change in fair value of the liability during the year ended December 31, 2025 represents accretion of the discounted liability outstanding during the year. All earnout arrangement liabilities were settled as of December 31, 2025.

Interest Expense

	Year Ended December 31		Change
(In thousands)	2025	2024	$	%
Interest expense	$(32,346)	$(29,584)	$(2,762)	9.3%

Interest expense increased to $32.3 million from $29.6 million, or by $2.8 million and 9.3% for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase was primarily due to $2.7 million of interest expense incurred related to the Tribe Aerospace, LLC earnout arrangement. On October 16, 2025, the Company and the sellers agreed that the final remaining amount due from the Company to the sellers was $41.0 million, which represented the remaining liability to be paid in cash (including accrued interest) in the following five installments: $5.0 million paid on October 16, 2025, $5.2 million (plus all accrued but unpaid interest on the outstanding balance) paid on December 15, 2025, and $10.2 million (plus all accrued but unpaid interest on the outstanding balance) to be paid on each of February 28, 2026, May 31, 2026 and August 31, 2026. On December 22, 2025, the Company paid $30.7 million, plus accrued interest, to the sellers in full settlement of all remaining amounts due under the earnout arrangement. Interest accrued at 10% per annum.

Interest Income

	Year Ended December 31,		Change
(In thousands)	2025	2024	$	%
Interest income	$699	$1,436	$(737)	(51.3)%

Interest income decreased to $0.7 million from $1.4 million, or by $0.7 million and 51.3%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The decrease was primarily due to lower average cash balances during the year ended December 31, 2025 compared to the year ended December 31, 2024.

Other Income, Net

	Year Ended December 31,		Change
(In thousands)	2025	2024	$	%
Other income, net	$6,841	$129	$6,712	5,203.1%

Other income , net increased to $6.8 million from $0.1 million, or by $6.7 million, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase was primarily due to $6.8 million of other income recognized pursuant to the sale of a portfolio of Supplemental Type Certificates owned by Ikhana Group LLC, a wholly owned subsidiary of the Company, to Viking Aircraft Ltd. during the year ended December 31, 2025. Refer to Note 11, “Commitments and Contingencies,” to our audited consolidated financial statements included elsewhere in this prospectus for further discussion of this legal settlement.

Results by Segment

Three Months Ended March 31, 2026 Compared to Three Months Ended March 31, 2025

We measure the performance of our reportable segments based on total segment revenue and Segment Adjusted EBITDA. Our operating and reportable segments are Tactical Systems and Global Solutions. The following table presents total revenue by segment, Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin:

	Three Months Ended March 31,		Change
(In thousands)	2026	2025	$	%
Tactical Systems
Segment Revenue	$190,797	$29,451	$161,346	547.8%
Segment Adjusted EBITDA	$38,521	$(9,867)	$48,388	(490.4)%
Segment Adjusted EBITDA Margin	20.2%	(33.5)%
Global Solutions
Segment Revenue	$25,896	$23,807	$2,089	8.8%
Segment Adjusted EBITDA	$4,201	$(2,103)	$6,304	(299.8)%
Segment Adjusted EBITDA Margin	16.2%	(8.8)%

For a discussion of Segment Adjusted EBITDA, see Note 10, “Segment Information” to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Tactical Systems

Tactical Systems segment revenue increased to $190.8 million from $29.5 million, or by $161.3 million and 547.8%, for three months ended March 31, 2026, compared to three months ended March 31, 2025. The increase is primarily due to $161.0 million of higher revenue from UAS products.

Tactical Systems Adjusted EBITDA increased to $38.5 million from $(9.9) million, or by $48.4 million, for three months ended March 31, 2026, compared to three months ended March 31, 2025. The increase is primarily due to the increase in products revenue and the decrease in research and development expense for UAS products and services discussed above, which is offset by the increase in cost of products revenue and the increase in selling, general and administrative expenses for new employee-related costs discussed above.

Global Solutions

Global Solutions segment revenue increased to $25.9 million from $23.8 million, or by $2.1 million and 8.8%, for three months ended March 31, 2026, compared to three months ended March 31, 2025. The increase is primarily due to $4.3 million of higher revenue from aircraft modifications and testing products and services, which is offset by $2.2 million of lower revenue from mission support, intelligence, surveillance, and reconnaissance products and services.

Global Solutions Adjusted EBITDA increased to $4.2 million from $(2.1) million, or by $6.3 million, for three months ended March 31, 2026, compared to three months ended March 31, 2025. The increase is primarily due to higher gross profit from aircraft modification and testing products and services and mission support, intelligence, surveillance, and reconnaissance services.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

We measure the performance of our reportable segments based on total segment revenue and Segment Adjusted EBITDA. Our operating and reportable segments are Tactical Systems and Global Solutions. The following table presents total revenue by segment, Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin:

	Year Ended December 31,		Change
(In thousands)	2025	2024	$	%
Tactical Systems
Segment Revenue	$321,995	$298,189	$23,806	8.0%
Segment Adjusted EBITDA	$38,208	$84,446	$(46,238)	(54.8)%
Segment Adjusted EBITDA Margin	11.9%	28.3%
Global Solutions
Segment Revenue	$110,938	$94,003	$16,935	18.0%
Segment Adjusted EBITDA	$8,172	$(2,703)	$10,875	(402.3)%
Segment Adjusted EBITDA Margin	7.4%	(2.9)%

For a discussion of Segment Adjusted EBITDA, see Note 15, “Segment Information” to our audited consolidated financial statements included elsewhere in this prospectus.

Tactical Systems

Tactical Systems segment revenue increased to $322.0 million from $298.2 million, or by $23.8 million and 8.0%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase is primarily due to $23.7 million of higher revenue from UAS products and UAS support services.

Tactical Systems Adjusted EBITDA decreased to $38.2 million from $84.4 million, or by $46.2 million and 54.8%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The decrease is primarily due to lower gross profit as a result of the increase in cost of products revenue discussed above, the increase in research and development expense for UAS products and services discussed above, and the increase in selling, general and administrative expenses for new employee-related costs discussed above.

Global Solutions

Global Solutions segment revenue increased to $110.9 million from $94.0 million, or by $16.9 million and 18.0%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase is primarily due to $17.0 million of higher revenue from aircraft modifications and testing products and services.

Global Solutions Adjusted EBITDA increased to $8.2 million from $(2.7) million, or by $10.9 million, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase is primarily due to the higher gross profit from aircraft modification and testing products and services discussed above.

Non-GAAP Financial Measures

We use certain non-GAAP key performance indicators to evaluate our business operations, including Adjusted EBITDA, Adjusted EBITDA Margin and free cash flow.

The non-GAAP financial measures presented in this prospectus are supplemental measures of our performance that we believe help investors understand our financial condition and operating results and assess our future prospects. We believe that presenting these non-GAAP financial measures, in addition to the corresponding GAAP financial measures, are important supplemental measures that exclude non-cash or other items that may not be indicative of or are unrelated to our core operating results and the overall health of our company. We believe that these non-GAAP financial measures provide investors with greater transparency to the information used by management for its operational decision-making. We further believe that providing this information assists our investors in understanding our operating performance and the methodology used by management to evaluate and measure such performance. When read in conjunction with our GAAP results, these non-GAAP financial measures provide a baseline for analyzing trends in our underlying businesses and can be used by management as a basis for financial, operational and planning decisions. Finally, these measures are often used by analysts and other interested parties to evaluate companies in our industry.

Management recognizes that these non-GAAP financial measures have limitations, including that they may be calculated differently by other companies or may be used under different circumstances or for different purposes, thereby affecting their comparability from company to company. In order to compensate for these and the other limitations discussed below, management does not consider these measures in isolation from or as alternatives to the comparable financial measures determined in accordance with GAAP. Readers should review the reconciliations below and should not rely on any single financial measure to evaluate our business. The reasons we use these non-GAAP financial measures and the reconciliations to their most directly comparable GAAP financial measures follow.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as net income (loss) before interest income and expense, income tax expense (benefit), depreciation and amortization expense, other income (expense), changes in the fair value of contingent consideration liabilities, IPO-related costs, asset impairments, business acquisition costs, and restructuring costs, as well as certain non-recurring items. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. We believe that Adjusted EBITDA and Adjusted EBITDA Margin are important metrics for management and investors as they remove the impact of items that we do not believe are indicative of our core operating results or the overall health of our company and allow for consistent comparison of our operating results over time and relative to our peers.

The following table presents a reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA Margin for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
(In thousands)	2026	2025	2025	2024
Net (loss) income	$20,998	$(27,322)	$(16,780)	$78,593
Interest expense	6,544	7,179	32,346	29,584
Interest income	(106)	(214)	(699)	(1,436)
Provision for income taxes	—	40	171	363
Depreciation and amortization	5,309	5,173	21,369	21,342
Other income, net(1)	(213)	—	(6,841)	(129)
Change in contingent consideration	—	1,221	2,435	(61,599)
Change in fair value of derivative liability	2,400	—	—	—
Restructuring—severance	—	—	—	147
Business acquisition costs	—	—	—	264
IPO-related costs(2)	1,475	—	3,398	—
Other(3)	—	563	2,179	9,883

Adjusted EBITDA	$36,407	$(13,360)	$37,578	$77,012

Total revenue	$216,693	$53,258	$432,933	$392,192
Net (loss) income margin	9.7%	(51.3)%	(3.9)%	20.0%
Adjusted EBITDA Margin	16.8%	(25.1)%	8.7%	19.6%

(1)

Other income, net for the year ended December 31, 2025 includes a $6.8 million gain related to a non-recurring legal settlement. Refer to Note 11, “Commitments and Contingencies,” to our audited consolidated financial statements included elsewhere in this prospectus for further discussion of this legal settlement.

(2)	Represent non-recurring professional service fees related to the IPO and our IPO readiness.
(3)

Other for the year ended December 31, 2025 includes $1.6 million of legal expenses related to the legal settlement discussed in (1) above and $0.6 million of marketing expenses related to the Company’s rebranding. Other for the year ended December 31, 2024 includes (i) $3.8 million of business process improvement costs and (ii) $1.3 million of legal fees and a $4.8 million of inventory obsolescence charge related to the legal settlement discussed in (1) above. Other for the three months ended March 31, 2025 includes $0.5 million of legal expenses related to the legal settlement discussed in (1) above. These expenses are non-recurring.

Liquidity and Capital Resources

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service, acquisitions, and other commitments. Our principal sources of liquidity to date have included cash provided by operating activities, amounts raised through issuances of equity capital, and borrowings under our Credit Agreement. We currently expect that our principal future sources of funding will include our current cash balance, cash provided by operating activities, our Credit Agreement, and other forms of debt financing and equity offerings.

AEVEX Corp. is a holding company and has no material assets other than its ownership of equity interests in Holdings LLC. AEVEX Corp. has no independent means of generating revenue or cash flow. Under the terms of the LLC Operating Agreement and the Tax Receivable Agreement, Holdings LLC is obligated to make tax distributions to the LLC Unitholders, including us. To the extent that Holdings LLC has available cash, we intend to cause Holdings LLC to make cash distributions to the owners of LLC Units, including us, in amounts sufficient to (1) fund all or part of their tax obligations in respect of taxable income allocated to them and (2) cover our operating expenses, including payments under the Tax Receivable Agreement.

The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of exchanges by the LLC Unitholders, the amount of gain recognized by the LLC Unitholders, the amount and timing of the taxable income we generate in the future and the federal tax rates then applicable. However, we expect that the payments AEVEX Corp. will be required to make under the Tax Receivable Agreement will be substantial and could materially affect our liquidity.

Assuming there are no material changes in the relevant tax laws and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we would be required to pay approximately $486.0 million over the 15 year period from the date of this offering. There can be no assurance that Holdings LLC and its subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in debt instruments of Holdings LLC and its subsidiaries, will permit such distributions.

Any payments made by us under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to use and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us. If AEVEX Corp. does not have sufficient funds to pay taxes, payments under the Tax Receivable Agreement or other liabilities or to fund its operations, it may have to borrow funds, which could materially adversely affect its liquidity and financial condition and subject it to various restrictions imposed by any such lenders.

In addition to payments required by the Tax Receivable Agreement, our expected primary uses of cash on a short and long-term basis are for working capital requirements, capital expenditures, R&D, debt service requirements, potential acquisitions, and other general corporate purposes. Our primary working capital requirements are for project execution activities including purchases of materials, subcontracted services and payroll, which fluctuate during the year, driven primarily by the timing and extent of activities required on new and existing projects.

Our ability to generate sufficient liquidity from our ongoing operations and capital markets transactions in order to meet our obligations and operating needs will enable us to continue our business operations. If we require additional capital and are unsuccessful in raising that capital, we may not be able to continue our business operations and/or may be unable to advance growth initiatives, either of which could adversely impact our business, financial condition, and results of operations.

We believe that our cash and cash equivalents and amounts available under our Credit Agreement will be adequate to meet our liquidity requirements for at least the 12 months following the date of this prospectus. Our future long-term capital requirements will depend on several factors, including our ability to raise additional capital and, over time, our ability to generate positive cash flows from operations. Accordingly, we may try to raise additional capital, whether in the public or private markets. To the extent existing cash and cash equivalents are not sufficient to fund future activities, we may borrow under our Credit Agreement or seek to raise additional funds through equity, equity-linked or debt financings. We may enter into agreements or letters of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, which could also require us to seek additional equity financing, incur indebtedness or use cash resources.

The following table summarizes select financial data relevant to our liquidity and capital resources as of March 31, 2026 and December 31, 2025 and 2024:

	As of March 31,	As of December 31,
(In thousands)	2026	2025	2024
Cash and cash equivalents	$27,449	$27,908	$45,603
Total debt maturities (including current portion)	$258,455	$259,135	$261,855

Debt

On March 18, 2020 we entered into a Credit Agreement (as amended by Amendment No. 1 to Credit Agreement, dated as of October 28, 2020, Amendment No. 2 to Credit Agreement, dated as of May 7, 2021, Amendment No. 3 to Credit Agreement, dated as of May 15, 2023, Amendment No. 4 to Credit Agreement, dated as of April 30, 2024 and Amendment No. 5 to Credit Agreement, dated as of September 15, 2025, the “Credit Agreement”) with a syndicate of lenders, Ankura Trust Company, LLC, as administrative agent and PNC Bank, National Association as revolving agent and collateral agent.

The Credit Agreement provides for a senior secured term loan facility (the “Term Loan”) in an original aggregate principal amount of $325 million. The Credit Agreement also provides for a super priority senior secured revolving credit facility in an aggregate principal amount of $25 million (the “Revolving Credit Facility” and, together with the Term Loan, the “Credit Facilities”). The Revolving Credit Facility includes a $5 million sublimit for the issuance of letters of credit. As of December 31, 2025, we had $259 million outstanding under the Term Loan and $0 outstanding under the Revolving Credit Facility. The Term Loan matures on March 18, 2028. Borrowings, if any, under the Revolving Credit Facility mature on March 18, 2028.

The Term Loans bear interest at a rate equal to (i) 5.00% plus the base rate equal to the highest of (w) the prime rate, (x) the Federal funds open rate plus 0.50% per annum and (y) a daily Term SOFR rate based on an interest period of one month plus 1.00% per annum or (ii) Term SOFR plus 6.00% per annum subject to a 1.00% Term SOFR floor. The Revolving Credit Facility bears interest at a rate as set forth in the grid below that corresponds to the most recent first lien net leverage ratio calculation.

First Lien Net Leverage Ratio	Term SOFR Rate Loans	Base Rate Loans
>3.50x	4.00%	3.00%
<3.50x	3.75%	2.75%

In addition to paying interest on loans outstanding under the Term Loan and the Revolving Credit Facility, we are required to pay a commitment fee of 0.50% per annum of unused commitments under the Revolving Credit Facility. We are required to pay customary fronting, issuance, and administrative fees for the issuance of letters of credit.

The borrowings are guaranteed and secured by substantially all our assets and our subsidiaries. As of March 31, 2026 and December 31, 2025 and 2024, we were in compliance with the covenants in the Credit Agreement.

On October 9, 2025, a wholly owned subsidiary of ours entered into a Loan Authorization Agreement with the Bank of Montreal from which we may from time to time request loans and letters of credit in an aggregate principal amount of $60 million. The loans are payable on demand and we have 15 days to honor any demand for payment. Further, the availability of loans and letters of credit will automatically terminate on demand. We may make principal payments on the loans at any time and in any amount without premium or penalty. Interest on the loans is computed at a variable rate, which may change daily, and is payable quarterly. The loans are guaranteed by funds affiliated with our Principal Stockholder. During November and December 2025, we borrowed $20 million under the Loan Authorization Agreement. Subsequently, during December 2025, we repaid the $20 million we previously borrowed under the Loan Authorization Agreement. Immediately following the closing of the IPO on April 20, 2026, the $60 million Loan Authorization Agreement was terminated effective April 21, 2026.

New Credit Facilities

On April 20, 2026, we entered into a new credit agreement, which provides for facilities in an aggregate principal amount of $375.0 million, consisting of: (i) a senior secured term loan facility with an aggregate principal amount of $100.0 million (the “Term Loan Facility”), (ii) a senior secured delayed draw term loan facility with an aggregate principal amount of $75.0 million (the “Delayed Draw Term Loan Facility”) and (iii) a senior secured revolving credit facility in an aggregate principal amount of $200.0 million (the “Revolving Credit Facility” and, collectively with the Term Loan Facility and the Delayed Draw Term Loan Facility, the “New Credit Facilities”), which includes a sublimit for the issuance of letters of credit in an amount up to $40.0 million and a sublimit for swingline loans in an amount up to $30.0 million (the “New Credit Agreement”).

The New Credit Agreement contains certain affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens on assets, fundamental changes and asset sales, investments, negative pledges, repurchase of stock, dividends and other distributions, and transactions with affiliates. In addition, the

New Credit Agreement also contains financial covenants that require the Loan Parties (as defined in the New Credit Agreement) to comply with specific financial covenants (subject to certain equity cure rights). Borrowings under the Revolving Credit Facility and the Delayed Draw Term Loan Facility may vary significantly from time to time depending on our cash needs at any given time. The Revolving Credit Facility is expected to be undrawn at the closing of this offering. The Delayed Draw Term Loan Facility is not expected to be borrowed at the closing of this offering. The borrowing under the Term Loan Facility occurred on April 20, 2026 and amounts borrowed under the Term Loan Facility cannot be reborrowed. See “Description of Certain Indebtedness.”

Series A Preferred Units

In December 2025, the Company entered into a Unit Purchase Agreement with two investors pursuant to which the Company issued 100,000 Series A Preferred Units for aggregate cash proceeds of $100.0 million. The transaction closed in December 2025, at which time (a) the Company amended and restated its limited liability company agreement (the “LLC Agreement”) to confer the agreed upon rights and obligations to the holders of the Series A Preferred Units and (b) the investors executed a joinder to the LLC Agreement and became members of the Company. Thereafter, in February and March of 2026, Radz Capital AEVEX Holdings Inc. invested $14.1 million and $1.3 million, respectively, in Series A Preferred Units and executed a joinder to the LLC Agreement.

Under the LLC Agreement, the Series A Preferred Units initially accrue a preferred return at a rate of 5.0% per annum through June 4, 2027, compounding annually. The preferred return is added to each holder’s unreturned Series A preferred capital balance. If a qualified public offering has not occurred prior to June 4, 2027, then the preferred return rate increases to 8% for the next 12-month period, with additional 1% increases in the preferred return rate on each of June 4, 2028 and June 4, 2029. Holders of Series A Preferred Units have a liquidation and dividend preference over all other unitholders, until they have received all accrued returns and return of the initial capital.

The Series A Preferred Units also provide holders with certain conversion rights.

•

Upon the occurrence of a sale or liquidation of the Company, the Series A preferred investors may elect to convert all outstanding Series A Preferred Units into Class A units at a 20% discount to the fair market value of a Class A Unit at such time.

•	In a qualified public offering, the Series A Preferred Units automatically convert into common stock of the public company at a 20% discount to the IPO price.

•	In any such conversion, the value of any unreturned preferred yield is disregarded in determining the value of the securities such Series A Preferred Units are converted into.

•

The right to convert upon various liquidity events, including a qualified public offering, represents an embedded derivative required to be accounted for separately from the Series A Preferred Units and remeasured at fair value at each reporting date, with the changes in fair value recorded through earnings.

Beginning on the fifth anniversary of issuance, a majority of the Series A Preferred Unit holders may elect to require the Company to redeem all outstanding Series A Preferred Units for cash at their liquidation value, subject to applicable legal and contractual restrictions (the “Investor Put Right”). The Company also has the right, beginning December 4, 2027 (but subject to a blackout window), to redeem all or a portion of the Series A Preferred Units at contractually specified call prices. If any required redemption is delayed beyond 180 days due to applicable restrictions, the Series A preferred yield increases as provided in the LLC Agreement. Following a public offering, holders are entitled to short-form demand registration rights.

Except as specifically provided in the LLC Agreement, the Series A Preferred Units do not confer general voting rights. Series A Preferred Unit holders are entitled to certain customary rights and subject to certain customary obligations as a member of the Company as set forth in the LLC Agreement.

The Series A Preferred Units are classified as mezzanine equity in the consolidated balance sheets because they are redeemable at the option of the holders, pursuant to the Investor Put Right. The $100.0 million fair value at issuance (net of $0.1 million of issuance costs) was allocated between the Series A Preferred Units and the embedded derivative, with the net proceeds first allocated to the derivative at its estimated fair value of $20.0 million and the remainder of $79.9 million allocated to the Series A Preferred Units. As of December 31, 2025, the Company increased the carrying value of the Series A Preferred Units to $80.4 million, which represents their maximum redemption value ($1,000 per unit, plus the preferred return of $0.4 million for the year ended December 31, 2025), less the estimated fair value of the embedded derivative. During the year ended December 31, 2025, this resulted in the $0.5 million increase in the carrying value of the Series A Preferred Units since issuance, with a corresponding decrease in members’ equity.

During the three months ended March 31, 2026, the Company entered into two Unit Purchase Agreements with Radz Capital AEVEX Holdings Inc., pursuant to which the Company issued 15,342 Series A Preferred Units under the LLC Operating Agreement for aggregate cash proceeds of $15.3 million. The transactions closed during the three months ended March 31, 2026. Mr. Raduenz, Executive Chairman of the Company, is the President of Radz Capital AEVEX Holdings Inc. The $15.3 million fair value at issuance (net of $25 thousand of issuance costs) was allocated between the Series A Preferred Units and the derivative liability, with the net proceeds first allocated to the derivative at its estimated fair value of $3.1 million and the remainder of $12.2 million allocated to the Series A Preferred Units.

As of March 31, 2026, the Company increased the carrying value of the 115,342 Series A Preferred Units to $93.9 million, which represents their maximum redemption value ($1,000 per unit, plus the preferred return of $1.7 million since issuance), less the estimated initial fair value of the derivative liability. During the three months ended March 31, 2026, the Company recognized a Preferred Units accretion of $1.4 million as an increase in the carrying value of the Series A Preferred Units and a decrease in members’ equity. During the three months ended March 31, 2026, the Company recognized a $2.4 million increase in the estimated fair value of the derivative liability in the consolidated statements of operations.

In connection with our IPO, the 115,342 of the Company’s Series A Preferred Units outstanding prior to the Organizational Transactions were, in accordance with their terms, converted into 7,208,876 shares of AEVEX Corp. Class A common stock at a conversion price based on 80% of the IPO price.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Three Months Ended March 31,
(In thousands)	2026	2025
Net cash (used in) provided by operating activities	$(10,351)	$(20,148)
Net cash used in investing activities	(1,750)	(3,720)
Net cash provided by (used in) financing activities	11,642	(748)

Operating Activities

Net cash used in operating activities for the three months ended March 31, 2026 was $10.4 million, compared to net cash used in operating activities of $20.1 million for the three months ended March 31, 2025. The $9.7 million favorable change in cash flow from operations was primarily due to the $49.1 million increase in net income, net of non-cash items, offset by the $40.0 million net decrease in operating assets and liabilities during the three months ended March 31, 2026 versus the $0.7 million net decrease in operating assets and liabilities during the three months ended March 31, 2025. The $40.0 million net decrease in operating assets and liabilities during the three months ended March 31, 2026 is primarily due to the timing of our cash payments to fulfill the EUCOM AOR Deep Strike program versus the timing of cash receipts from the customer, combined with an overall increase in revenue in the first quarter of 2026 versus the first quarter of 2025.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2026 decreased by $1.9 million to $1.8 million, compared to $3.7 million for the three months ended March 31, 2025. The decrease in net cash used in investing activities was primarily due to a $1.6 million decrease in business acquisition-related payments during the three months ended March 31, 2026 and a $0.4 million decrease in purchases of property and equipment during the three months ended March 31, 2026.

Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2026 was $11.6 million, as compared to net cash used in financing activities of $0.7 million for the three months ended March 31, 2025. The $12.3 million change in financing cash flows was primarily due to (i) the $15.3 million of cash proceeds from the issuance of Series A preferred units during the three months ended March 31, 2026, net of issuance costs, offset by (ii) the $1.9 million payment of deferred offering costs during the three months ended March 31, 2026, and (iii) the $1.0 million repurchase of Class A units during the three months ended March 31, 2026.

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
(In thousands)	2025	2024
Net cash (used in) provided by operating activities	$(97,639)	$64,912
Net cash used in investing activities	(10,544)	(11,177)
Net cash provided by (used in) financing activities	90,488	(58,934)

Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 was $97.6 million, compared to net cash provided by operating activities of $64.9 million for the year ended December 31, 2024. The $162.5 million unfavorable change in cash flow from operations is primarily due to: (i) the $36.4 million decrease in net income, net of non-cash items, (ii) the $71.9 million net increase in operating assets and liabilities in 2025 versus the $44.4 million net decrease in operating assets and liabilities in 2024, and (iii) a $9.8 million increase in contingent consideration payments classified as operating activities. The $71.9 million net increase in operating assets and liabilities during the year ended December 31, 2025 is primarily due to the timing of our cash payments to fulfill the EUCOM AOR Deep Strike program versus the timing of cash receipts from the customer, combined with an overall increase in revenue in the fourth quarter of 2025 versus the fourth quarter of 2024. The $44.4 million net decrease in operating assets and liabilities during the year ended December 31, 2024 was primarily due to our Phoenix Ghost program being substantially completed as of December 31, 2024.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 decreased by $0.7 million to $10.5 million, compared to $11.2 million for the year ended December 31, 2024. The decrease in net cash used in investing activities was primarily due to a $1.0 million decrease in purchases of property and equipment during the year ended December 31, 2025.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025 was $90.5 million, as compared to net cash used in financing activities of $58.9 million for the year ended December 31, 2024. The $149.4 million change in financing cash flows was primarily due to: (i) the $99.9 million of cash proceeds from the issuance of Series A Preferred units during the year ended December 31, 2025, net of issuance costs, versus

$54.5 million of cash proceeds from the issuance of notes payable during the year ended December 31, 2024, net of issuance costs, (ii) the $85.9 million decrease in distributions to members during the year ended December 31, 2025, and (iii) the $19.6 million decrease in contingent consideration payments classified as financing activities during the year ended December 31, 2025.

Free Cash Flow

We consider free cash flow to be a useful, supplemental measure of our ability to generate cash on a normalized basis. We use free cash flow to supplement GAAP measures in evaluating our flexibility to allocate capital and pursue opportunities that may enhance shareholder value and the effectiveness of our strategies, to make budgeting decisions and to compare our performance against that of our peer companies, many of which present similar non-GAAP financial measures.

While expenditures and dispositions of property and equipment will fluctuate on a period-to-period basis, we seek to ensure that we have adequate capital on hand to maintain ongoing operations and enable growth of the business. Additionally, free cash flow is of limited usefulness in that it does not represent residual cash flows available for discretionary expenditures due to the fact the measures do not deduct the payments required for debt service and other contractual obligations or payments.

We define free cash flow as the sum of our net cash provided by (used in) operating activities less our capital expenditures. Our calculation of free cash flow may not be comparable to the calculation of similarly titled measures reported by other companies. The reconciliation between free cash flow and net cash provided by (used in) operating activities (the most comparable GAAP measure) for the periods presented is shown below:

	Three Months Ended March 31,		Year Ended March 31,
(In thousands)	2026	2025	2025	2024
Net cash (used in) provided by operating activities	$(10,351)	$(20,148)	$(97,639)	$64,912
Purchases of property and equipment	(1,250)	(1,643)	(7,479)	(8,478)

Free cash flow	$(11,601)	$(21,791)	$(105,118)	$56,434

During the year ended December 31, 2025, the $97.6 million of net cash used by operating activities included $38.9 million of contingent consideration payments and a $71.9 million net increase in operating assets and liabilities (excluding contingent consideration payments).

There can be no assurance that we will not modify the presentation of the previously presented non-GAAP financial measures in the future, and any such modification may be material. Non-GAAP financial measures have important limitations as analytical tools and you should not consider non-GAAP financial measures in isolation or as a substitute for analyses of our operating results or cash flows as reported under U.S. GAAP. Non-GAAP financial measures may be defined differently by other companies in our industry and may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

Contractual Obligations and Commitments

We enter into contractual obligations in the normal course of business.

Lease Commitments

We lease buildings, warehouses, and office facilities. The lease terms are generally between 1 to 5 years. These leases are classified as operating leases. Our total remaining undiscounted future minimum lease payments as of March 31, 2026 were $8.4 million, with $3.9 million due in less than one year. See Note 10, “Leases,” to our audited consolidated financial statements included elsewhere in this prospectus for more information regarding our lease commitments.

Contractual Commitments

The Company has certain contractual purchase commitments under agreements with remaining terms in excess of one year that are $0.3 million in the aggregate as of March 31, 2026.

Tribe Aerospace

As part of the acquisition of Tribe Aerospace, LLC in 2022, we agreed to pay contingent consideration to the sellers for any EBITDA (as defined in the earnout arrangement) recognized over certain thresholds during the earnout period from 2022-2024. During 2025, $61.7 million of the $98.2 million liability outstanding at December 31, 2024 was settled via the issuance of 7,786,951 Class A Units.

On October 16, 2025, we and the sellers agreed that the final remaining amount due from us to the sellers is $41.0 million (which represents the remaining liability to be paid in cash, plus accrued interest) and shall be paid in the following five installments: $5 million which was paid on October 16, 2025, $5.2 million (plus all accrued but unpaid interest on the outstanding balance) which was paid on December 15, 2025, and $10.2 million (plus all accrued but unpaid interest on the outstanding balance) to be paid on each of February 28, 2026, May 31, 2026 and August 31, 2026. On December 22, 2025, we paid $30.7 million to the sellers in full settlement of all remaining amounts due under the earnout arrangement. Interest accrued at 10% per annum.

Off-Balance Sheet Arrangements

As of March 31, 2026 and December 31, 2025 and 2024, we had no material off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. Preparation of the financial statements requires our management to make judgments, estimates, and assumptions that impact the reported amount of revenue and expenses, assets and liabilities, and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate, or assumption to be critical when the estimate or assumption is complex in nature or requires a high degree of judgment and the use of different judgments, estimates, and assumptions could have a material impact on our consolidated financial statements. We periodically review our estimates and make adjustments when facts and circumstances dictate. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected.

Revenue Recognition

We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. We recognize revenue upon satisfying the performance obligations identified in the contract, which is achieved as services are rendered, upon completion of a service, or through the transfer of control of the promised good or service to the customer either at a point in time or over time.

Revenue from sale of products contracts, except for U.S. Government contracts, is generally recognized at a point-in-time when control is transferred to the customer. Revenue from service contracts is generally recognized over time as the work performed by the Company typically involves a continuous transfer of control to the customer. For most U.S. Government contracts, this continuous transfer of control to the customer is supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience, pay for costs incurred plus a reasonable profit, and take control of any work in process. The Company’s contracts with international governments and commercial customers contain similar termination for convenience clauses whereby the Company has a legally enforceable right to receive payment for costs incurred and a reasonable profit for products or services that do not have alternative uses to the Company. For revenue recognized under the right-to-invoice practical expedient, the Company has an unconditional right to invoice the customer at an amount that corresponds directly with the value of the Company’s performance completed to date. The Company typically invoices its customers monthly with payment terms not to exceed 30 to 45 days. Revenues are recognized over time as control is continuously transferred to the customer during the contract.

Once we identify the performance obligations, we determine the transaction price, which includes estimating the amount of variable consideration to be included in the transaction price, if any. Our contracts generally do not contain penalties, credits, price concessions, or other types of potential variable consideration. Prices are fixed at contract inception and are not contingent on performance or any other criteria.

Control is transferred over time for: (a) certain contracts under which we produce products with no alternative use and for which it has an enforceable right to recover costs incurred plus a reasonable profit margin for work completed to date; and (b) certain other contracts under which we create or enhance a customer-owned asset while performing design and development services. Under the cost-to-cost method, revenue is recognized for these contracts based on our efforts toward satisfying a performance obligation relative to the total expected efforts, which is measured using the estimated progress towards completion (i.e., proportion of costs incurred to date to the total EAC of the performance obligation).

These projections require us to make numerous assumptions and estimates when determining the total estimated costs of completion, the nature and complexity of the work to be performed, subcontractor performance and the risk and impact of delayed performance. We review our cost estimates on a periodic basis, or when circumstances change and warrant a modification to a previous estimate. Cost estimates are largely based on negotiated or estimated purchase contract terms, historical performance trends, and other economic projections. For the three months ended March 31, 2026, changes in the estimated progress towards completion due to aggregate favorable EAC adjustments across programs resulted in a $2.4 million increase in revenue included within the results of operations for the three months ended March 31, 2026. For the three months ended March 31, 2025, changes in the estimated progress towards completion due to aggregate unfavorable EAC adjustments across programs resulted in a $0.2 million decrease in revenue included within the results of operations for the three months ended March 31, 2025. For the year ended December 31, 2025, changes in the estimated progress towards completion due to aggregate unfavorable EAC adjustments across programs resulted in a $2.4 million decrease in revenue included within the results of operations for the year ended December 31, 2025. For the year ended December 31, 2024, changes in the estimated progress towards completion due to aggregate favorable EAC adjustments across programs resulted in a $5.5 million increase in revenue included within the results of operations for the year ended December 31, 2024.

When changes in estimated total costs at completion or in estimated total transaction price are determined, the related impact on operating income is recognized on a cumulative basis. Cumulative EAC adjustments represent the cumulative effect of the changes on current and prior periods; revenue and operating margins in future periods are recognized as if the revised estimates had been used since contract inception. Any anticipated losses on these contracts are fully recognized in the period in which the losses become evident. As of March 31, 2026, the loss contract reserve balance was $6 thousand, which is included in accrued expenses and other current liabilities in the unaudited condensed consolidated balance sheet. As of December 31, 2025 and 2024, the loss contract reserve balance was $0.1 million and $0.6 million, respectively, which is included in accrued expenses and other current liabilities in the consolidated balance sheet.

We recognize revenue from certain contracts which may include multiple performance obligations. For these contracts, we allocate the transaction price to each performance obligation based on the relative standalone selling price of the product or service underlying each performance obligation. The standalone selling price represents the amount for which we would sell the product or service to a customer on a standalone basis (i.e., not sold as a bundled sale with any other products or services). The allocation of transaction price among separate performance obligations may impact the timing of revenue recognition but will not change the total revenue recognized on the contract.

A substantial majority of our revenue is derived from contracts with the U.S. Government, including FMS contracts. These contracts are subject to the Federal Acquisition Regulation (“FAR”) and the prices of our contract deliverables are typically based on our estimated or actual costs plus margin. As a result, the standalone selling prices of the products and services in these contracts are typically equal to the selling prices stated in the contract, thereby eliminating the need to allocate (or reallocate) the transaction price to the multiple performance obligations. In our non-U.S. Government contracts, when standalone selling prices are not directly observable, we also generally use the expected cost plus margin approach to determine standalone selling price. In determining the appropriate margin under the cost plus margin approach, we consider historical margins on similar products sold to similar customers or within similar geographies where objective evidence is available. We may also consider our cost structure, the nature of the proposal, the effects of customization of pricing, our practices used to establish pricing of bundled products, the expected technological life of the product, margins earned on similar contracts with different customers and other factors to determine the appropriate margin.

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of an acquired entity over the fair value of the acquired net assets. We test goodwill for impairment annually during the fourth quarter of our fiscal year or when events or circumstances change in a manner that indicates goodwill might be impaired.

For the impairment test, we first assess qualitative factors, macroeconomic conditions, industry and market considerations, triggering events, cost factors, and overall financial performance, to determine whether it is necessary to perform a quantitative goodwill impairment test. Alternatively, we may bypass the qualitative assessment for some or all of its reporting units and apply the quantitative impairment test. If determined to be necessary, the quantitative impairment test shall be used to identify goodwill impairment and measure the amount of a goodwill impairment loss to be recognized (if any). For the quantitative impairment test we estimate the fair value by weighting the results from the income approach and the market approach. These valuation approaches consider a number of factors that include, but are not limited to, prospective financial information, growth rates, terminal value, discount rates, and comparable multiples from publicly traded companies in our industry and require us to make certain assumptions and estimates regarding industry economic factors and future profitability of its business. Based upon the annual qualitative goodwill impairment testing performed during the fourth quarter of 2025 and 2024, we determined that there was no impairment of our goodwill during the years ended December 31, 2025 and 2024.

Acquired intangible assets include customer relationships, technology and trade names. Finite-lived intangible assets are amortized over their estimated useful lives using the straight-line method which approximates the pattern in which the economic benefits of such assets are consumed. We assess amortized intangible assets for impairment when events or circumstances suggest that the carrying values may not be recoverable. This assessment involves comparing the carrying value of the assets or asset groups to their undiscounted expected future cash flows. If the total undiscounted future cash flows are less than the carrying amount, we recognize an impairment loss equal to the difference between the carrying amount and the fair value of the assets or asset groups. Determining fair value requires management to make estimates and judgments based on various factors, including projected revenues and associated earnings. We did not recognize any intangible assets impairment losses in the three months ended March 31, 2026 or the year ended December 31, 2025 or 2024.

Class A Unit Valuations

As part of the acquisition of Tribe Aerospace, LLC in 2022, we agreed to pay contingent consideration to the sellers for any EBITDA recognized over certain thresholds during the earnout period from 2022-2024. As a portion of the payment is in our Class A Units, their estimated fair value was a significant input to the measurement of our contingent consideration liability as of and for the year ended December 31, 2024. Such fair value has been determined by management with the assistance of third-party valuations. Given the absence of a public trading market for our Class A Units and in accordance with the American Institute of Certified Public

Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, we exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our Class A Units at each measurement date. These factors included:

•	our current business conditions and projections;

•	our actual operating and financial results;

•	the likelihood of various potential liquidity events, such as an IPO or sale of the Company, given prevailing market conditions;

•	the lack of marketability of our Class A Units;

•	average historical stock price volatility of comparable publicly traded companies in its industry peer group; and

•	the U.S. and global economic and capital market conditions and outlook.

In determining the estimated fair value of our Class A Units, the enterprise value of the Company was estimated using primarily the income approach. The income approach estimates value based on the expectation of future cash flows that a company will generate. These cash flows are discounted to the present using a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation, and risks associated with the particular investment. The estimated enterprise value is then allocated to the Class A Units using the Option Pricing Method.

The contingent consideration liability balance of $98.2 million as of December 31, 2024 represented the amount to be paid for the 2024 earnout period, which is the final period of the earnout arrangement and is based on 2024 actual EBITDA. During 2025, $61.7 million of the $98.2 million liability outstanding at December 31, 2024 was settled via the issuance of 7,786,951 Class A Units. The remainder of the liability was settled in cash during the year ended December 31, 2025.

Inventories

Inventories are recorded at the lower of cost and net realizable value with cost being determined on a first-in first-out basis. Costs include materials, direct labor and an allocation of overhead in the case of work in process. We write down our inventory for estimated obsolescence or unmarketable inventory on a part-by-part basis using aging profiles. Aging profiles are determined based upon inventory age, historical obsolescence trends and assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected, inventory adjustments may be required. Should future demand or market conditions prove to be different than the estimates, our cost of revenue may increase.

Derivative Liability Fair Value Measurements

In connection with the issuance of the Series A Preferred Units in December 2025, we evaluated the instrument for any features that must be bifurcated and separately accounted for as embedded derivatives. We determined that the conversion features met the requirements to be bifurcated and separately accounted for as a compound embedded derivative. The embedded derivative was measured at estimated fair value at issuance and is remeasured at estimated fair value at each reporting date with changes in fair value recorded in earnings. We utilized a third-party valuation specialist to estimate the fair value of the derivative liability using a probability-weighted expected return method (“PWERM”) using the “With and Without” approach (a form of an income approach). Under this approach management considered the various conversion scenarios that constitute the embedded derivative. The estimated fair value of the derivative liability was measured using Level 3 inputs which included: the estimated future cash flows of the Company, estimated WACC, estimated scenario probability and timing, expected stock price volatility, and risk-free interest rate.

Recently Issued and Adopted Accounting Standards

Recently issued and adopted accounting standards are described in Note 2, “Summary of Significant Accounting Policies,” to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and have elected to take advantage of the benefits of this extended transition period, which means that when a standard is issued or revised and has different application dates for public or private companies, we, as an emerging growth company, may adopt the new or revised standard at the time private companies are required to adopt the new or revised standard. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions for emerging growth companies because of the potential differences in accounting standards used.

Quantitative and Qualitative Disclosures About Market Risk

We have operations within the United States and as such we are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and credit risk. Information related to quantitative and qualitative disclosure about this market risk is set forth below.

Interest Rate Risk

We are exposed to market risk for changes in interest rates applicable to our cash and cash equivalents and debt. We had cash and cash equivalents totaling $27.4 million as of March 31, 2026. In addition, we had cash and cash equivalents totaling $27.9 million and $45.6 million as of December 31, 2025 and 2024, respectively. Our cash and cash equivalents were primarily invested in interest bearing demand deposit accounts. Our primary exposure to interest rate risk results from outstanding borrowings under the Credit Agreement. We estimate that a 100-basis point increase in interest rates for the three months ended March 31, 2026 would have resulted in approximately a $0.6 million increase in interest expense. We estimate that a 100-basis point increase in interest rates for the three months ended March 31, 2025 would have resulted in approximately a $0.7 million increase in interest expense. We estimate that a 100-basis point increase in interest rates for the year ended December 31, 2025 would have resulted in approximately a $2.6 million increase in interest expense. We estimate that a 100-basis point increase in interest rates for the year ended December 31, 2024 would have resulted in approximately a $2.5 million increase in interest expense.

Inflation Risk

We have generally experienced increases in our costs of labor, materials and services consistent with overall rates of inflation, but we do not believe that inflation has had a material effect on our business, results of operations, or financial condition. We expect the impact of such increases will be mitigated by efforts to lower costs through manufacturing efficiencies, seek alternative sourcing and reevaluate pricing, as we did in the prior periods. However, any continued cost inflation and supply chain disruptions may require similar efforts to mitigate the impact of continued cost inflation and supply chain disruptions on our results of operations. Our inability or failure to offset cost increases could adversely affect our business, results of operations, or financial condition.

BUSINESS

Our Company

We believe that we are a leading defense technology prime contractor and critical enabler of U.S. UAS dominance strategy missions. We are highly differentiated by our proven track record of securing and successfully executing on critical strategic Programs of Record, with over 10,200 systems delivered and committed through the end of 2026 to operational environments that validate our battlefield effectiveness. Today, we are positioned as a recognized global leader in UxS. Through our advanced autonomous, AI-enabled, and attritable UxS, we play a central role in defining next-generation warfighting capabilities, including key areas such as precision strike launched effects, loitering munitions, and full-scope ISR. On April 20, 2026, we completed an IPO of shares of our Class A common stock.

Our solutions are primarily sold to agencies and organizations within the DoW, SOF, IC, and allied international partners. For more than 18 years, we have delivered mission critical capabilities for a broad spectrum of operational use cases to over 30 unique active customers and have developed and deployed 38 unique UxS platforms in the last 3 years alone. Our UxS portfolio is underpinned by our proprietary AI-based CompassX sensor-fusion engine, which delivers APNT and advanced onboard autonomy in GPS-denied environments. Our capabilities are unified across a software and data-science framework that allows our systems to communicate and operate synchronously in GPS-denied environments. We maintain our leadership in mission capabilities by rapidly innovating through constant customer feedback and in-theater experience, enabling the warfighter with the cutting-edge technology and capability to meet the ever-changing threat environment. This trusted partnership with our customers has been critical in informing our product development pipeline and has resulted in us earning a prime contractor position on 88.1% of revenue for all programs.

We deliver technology-led products and solutions through two complementary business segments:

•	Tactical Systems: Designs and manufactures battle-tested, autonomous, modular, and attritable UxS, including UAS and USV, along with other mission critical products.

•

Global Solutions: Provides bespoke mission solutions, including AI-enabled full-spectrum airborne ISR, C-UAS, additive manufacturing, and specialized mission aircraft engineering, modification, and testing.

We believe the demand for our UxS products and capabilities is present and pervasive, with the U.S. and global addressable UxS opportunity expected to reach annual levels of approximately $11.0 billion and $26.0 billion, respectively, by 2030. In response to this considerable appetite for autonomous solutions, we have invested in building world-class facilities across the U.S. to deliver for customer missions reliably and at scale. With approximately 100,000 square feet of dedicated production space, we have the capacity to produce over 1,000 UxS per month and have successfully delivered at high volumes for years. Our operating footprint enables vertically integrated engineering and testing capabilities, driving rapid innovation cycles and customer intimacy. Our innovation lab has been a cornerstone for our technological innovation, including advanced on-board autonomy and proprietary software packages delivering APNT. Additionally, ForgeX is our highly innovative, deployable, additive manufacturing solution, which enables resiliency on the frontlines of the battlefield by manufacturing mission-ready UxS at the point of need. Collectively, our world-class production facilities, innovation lab, and ForgeX solution strengthen supply chains and enable customer missions worldwide.

Software enablement is a key driver of success across our portfolio of UxS. CompassX delivers onboard autonomy, APNT, real-time situational awareness, and precision targeting, enabling our UxS to navigate complex battlespaces and accurately reach their targets, even in GPS-denied environments. Our software adheres to the MOSA standards, allowing for rapid adaptation to new threats, reduced development cycles, easier and more cost-effective upgrades, and better interoperability between systems.

Today, we are an established leader in the global market for UxS and ISR solutions, backed by our track record of past performance with over 30 unique active customers. We have delivered over 6,200 UxS and have over 3,900 more systems committed through the end of 2026. We have successfully developed, produced, and deployed 38 unique UxS platforms delivering multi-mission capabilities for customers in demanding mission environments. We believe our combination of mission expertise, battle-tested family of technologies, innovative end-to-end mission autonomy, and state-of-the-art production capacity positions us as a key provider to the DoW, SOF, and IC and positions us to capture growth opportunities in our $8.2 billion identified pipeline as of March 2026.

Our Strategy & Mission

We partner closely with our customers to develop solutions for their most challenging operational problems, delivering reliable, affordable, and operationally relevant solutions on time and at scale. We are conflict-proven and front-line-ready. We engineer based on need and deliver at speed. Our mission is to develop capabilities and solutions that allow our customers to win the fight on the battlefields of the future. We provide our customers with the capabilities needed to overcome denial and overwhelm the adversary in contested environments.

Since our first contract in 2007, our veteran-founded company has focused on U.S. national security missions with a simple aim: field systems that work when and where they are needed most. Our focus is rooted in sustained mission support across global theaters and a continuous battlefield-to-production feedback loop, which guides how we design, build, and deliver reliable UxS, advanced autonomy software, and mission services for our customers. Our operational strategy and technological capabilities are engineered to deliver advanced, mission-specific autonomous systems for our customers operating in complex and time-critical security, defense, and wartime environments. Our approach relies on our deep customer collaboration, a forward-looking and customer-aligned technology roadmap, and a proven ability to execute with speed and at scale. Our business model is distinguished by our close interaction with end-users, primarily within the DoW, SOF, and IC. This “mission partner” DNA allows us to translate urgent, real-world requirements into resilient, reliable, and affordable capabilities. Our strategy combines sustained internal research and development (“IRAD”) with customer-funded initiatives to accelerate innovation. This is supported by our world class talent as well as our agile and scalable manufacturing processes, including deployable additive manufacturing, which facilitate rapid solutions on the frontlines of the conflict.

Disruptor Precision Strike UAS (Group III) | 1,400km Range, Over 14 Hour Flight Time, & 22.6kg Payload

Technology & Capabilities

Technology is the core foundation of our strategy and our mission, enabling us to deliver mission-critical, AI-enabled systems that provide a decisive advantage on the modern battlefield. Our approach is centered on rapid innovation and close customer collaboration, ensuring our solutions meet the immediate and evolving needs of our partners. Our technology portfolio delivers a differentiated value proposition across five key pillars that combine to create an autonomous engine that provides the framework to deliver modular capabilities for battlefield superiority in GPS-denied, jammed, and spoofed environments:

•

Proprietary AI-Driven Autonomy: Our Navigation and Autonomy Center (“NAC”) is the “innovation lab” that spearheads the CompassX software ecosystem to deliver mission-critical solutions. Our core sensor fusion engine provides multi-domain autonomy, collaboration, and resilience in Global Navigation Satellite System (“GNSS”)-denied and heavily contested environments.

•

MOSA Aligned Software and Platforms: We engineer our software and platforms with a MOSA, which enables the rapid and cost-effective integration of new sensors and third-party technologies to adapt to evolving threats.

•

Rapid Innovation and Development Cycles: Informed by on-the-ground experience in active deployments, we utilize agile approaches to define, develop, and deliver specialized, mission-tailored solutions, shortening development cycles to as little as a few weeks while leveraging real-time insights.

•

Hardware Integration and Flight Engineering: Our deep expertise in aircraft structures and avionics allows for the seamless integration of complex software and modular payloads into unified unmanned systems, delivering superior performance in flight range and payload capacity.

•

Reliable, Dynamic Production at Scale and at the Edge: Our state-of-the-art, ISO 9001:2015 and AS9100D-certified facilities have the capacity to manufacture over 1,000 UxS per month, while each of our additive manufacturing ForgeX Mobile Production Units (“MPUs”) can be positioned close to the point of need and produce up to 880 systems per year as currently configured, based on management estimates. Our UxS solutions are designed and developed with a focus on supply chain resilience and scalability. We excel at providing affordable solutions on time and at scale.

Our portfolio of UxS benefits from shared resources across our core technologies. By the end of 2026, 100.0% of our UxS are expected to be underpinned by our NAC ecosystem and CompassX autonomy suite. This approach to our portfolio strategy delivers a cohesive, multi-domain suite of autonomous unmanned systems while enabling rapid innovation and development cycles across systems and mission sets. Our hardware is built to modular open systems standards, leveraging proprietary intellectual property and enabling rapid payload swaps, algorithm insertion, and cross-platform reuse for time-sensitive missions. This combination of advanced software, expert engineering, and rapid manufacturing allows us to move from concept to deployment with exceptional speed, delivering a significant operational advantage to our customers.

Differentiated Technology Stack Deployed Across UxS Capabilities

Autonomous Dominance: Five Layers of Technological Capabilities Supporting UxS

Autonomous "Brain"

Rapid Prototyping & Engineering

Layer 1
Layer 2
Layer 3
Layer 4
Layer 5

Proprietary AI-Driven Autonomy
NAC spearheads the CompassX software ecosystem to deliver mission-critical solutions

MOSA-Aligned Software and Platforms
Software and platforms are engineered with a Modular Open Systems Approach (MOSA), enabling the rapid integration of third-party technologies

Rapid Innovation & Development Cycles
Informed by on-the-team experience in active deployments, we utilize agile approaches to deliver mission-tailored solutions

Hardware Integration & Flight Engineering
Our deep expertise in aircraft structures allows for the seamless integration of complex software into unified unmanned systems

Reliable, Dynamic Production At Scale & At the Edge
Our state-of-the-art facilities can manufacture over 1,000 UxS per month, with each ForgeX MPU producing over 1,080 systems per year

Foundation — ***Our approach is centered on rapid innovation and close collaboration, ensuring our solutions meet evolving customer needs***

Virtually every AEVEX solution leverages each of these "layers" of the tech stack

To drive continued innovation, we prioritize investments in research and development (“R&D”). Since the beginning of 2024, we have made substantial investments in our technology, represented by a cumulative investment of approximately $110.3 million in combined internal and customer-funded R&D as of March 31, 2026. Through our IRAD program, we continuously advance technologies that are strategically relevant for next generation capabilities. We further leverage customer-funded research and development (“CRAD”) initiatives that allow us to tailor these capabilities for specific missions, ensuring direct applicability and strong customer buy-in. CRAD initiatives create a virtuous cycle of innovation, informed by active deployments and deep partnerships with the DoW, SOF, and the IC.

This investment strategy has driven highly visible growth, illustrated by 99% growth in our funded backlog from $179.2 million as of December 31, 2024, to $356.6 million as of March 31, 2026. By leveraging a disciplined investment process with a targeted IRR of over 30.0% and payback period of approximately 2 years, our approach to innovation has yielded strong returns on investments. Our discipline in our investment philosophy is complemented by a measured degree of flexibility, as we occasionally accept lower hurdle rates for core investments that we have strong conviction will yield operational, financial, and strategic value. We believe our structured, methodical framework for evaluating investments aligns our innovation with customer priorities, de-risks future development, and maximizes our probability of winning contracts within our pipeline.

Our Competitive Strengths

We are well positioned in the market due to our integrated suite of technology-enabled autonomous UxS, long-standing relationships with hard-to-access customers, battle-proven mission heritage, and purpose-built platforms designed for multi-domain operations. Our AI-enabled autonomy solutions offer seamlessly integrated capabilities supported by a robust portfolio of intellectual property. Additionally, our Global Solutions teams, our experience operating our UxS, and the thousands of deliveries that we have completed drive product development and our deep knowledge of our customers’ operational needs. We believe our proven ability to rapidly design, develop, demonstrate, and deploy disruptive systems at an appropriate cost sets us apart from both established and emerging competitors, delivering a superior “price per effect” and a lower total lifecycle ownership cost.

Proven Battlefield Heritage with Exceptional Track Record of Performance

We are conflict-proven and front-line-ready. We have over 6,200 autonomous systems delivered and an additional 3,900 committed through the end of 2026 across 38 unique platform deployments to over 30 unique active customers, and we have demonstrated order-to-delivery timelines as short as nine days on critical programs. These results demonstrate our status as a reliable partner with embedded, long-standing relationships with key customers integral to this market. Through the landmark sole-sourced Phoenix Ghost program, we delivered over 4,400 units across seven different UxS, establishing our role as a key partner in supporting critical national security objectives. This success led to the sequential, sole-source award for the ongoing EUCOM AOR Deep Strike program, a groundbreaking initiative with over 4,800 planned deliveries across seven different UAS that drives close cooperation between U.S. and international manufacturing bases. Our continuation from Phoenix Ghost to the follow-on EUCOM AOR Deep Strike program underscores our ability to execute at scale. We believe our performance creates a self-sustaining feedback loop as we learn at a higher pace, innovate at a faster rate, and our successes for our customers snowball and compound.

Purpose-Built Portfolio Positioned to Enable Next-Generation Warfare and ISR Operations

We field a mission-tailored portfolio engineered for the next-generation of conflict across all domains. With a portfolio spanning UAS Groups I through V and a growing set of USV capabilities, our innovative battle-tested systems are well positioned to help our customers succeed in contested environments and on the modern battlefield against peer and near-peer adversaries. We harden navigation and communications across our systems with mesh radios and APNT, enabling persistent, high-quality reconnaissance aligned to evolving multi-domain strike and ISR requirements. We stand ready to support our customers across all mediums of the modern battlefield.

Differentiated Technology Stack Delivering Autonomy and Seamless Integration into Common Architectures at Scale

We anchor autonomy with our NAC and CompassX suite, fusing AI, deep neural networks, and multi-sensor inputs with multi-vehicle collaborative autonomy across our UxS portfolio. Brought together, this holistic ecosystem provides resilient and all-domain visual-based navigation capabilities by combining dual wide-field-of-view (“FOV”) cameras with visual odometry to deliver GPS-independent positioning, day or night, in contested environments. As validated by our U.S. Government customers through awards and during testing, our technology stack results in faster deployment, seamless interoperability, and scalable autonomy across air, land, and sea, making us a one-stop-shop for UxS across the battlefield.

Intellectual Property-Rich Portfolio with Innovation Roadmap Aligned to Customer Priorities

We maintain a robust intellectual property base, including 9 issued patents, with expiration dates ranging from November 2038, through June 2043, 10 pending patent applications as of March 31, 2026 and extensive proprietary software, in addition to leveraging a deep set of innovative trade secrets. Our innovation engine is fueled by a combined IRAD and CRAD of approximately $54.3 million for the last twelve months ended March 31, 2026. This integrated development approach accelerates payload integration and capability expansion in areas such as visual-based navigation, resilient long-range communications, and precision navigation. Our innovation strategy extends beyond technology and includes industry leading practices and methods for advanced engineering and manufacturing. We complement this strategy with our ForgeX MPUs that enable low-cost mass production of mission-tailored UAS at the edge, significantly improving mission efficiency by reducing the overall burden, amount of logistics, and sustainment costs.

Highly Modular and Integrated Suite of Multi-Domain UxS

We focus on designing and building solutions that are relevant and tailored to the needs of our customers. We have built a diversified portfolio of systems spanning UAS Groups I through V and USVs, designed around modular open architectures to enable rapid payload integration, mission tailoring, and cross-platform autonomy and collaboration. Each is designed to integrate seamlessly and scale for the modern battlefield. Enabled by our NAC framework and CompassX suite, our platforms share common elements (e.g., software, avionics, APNT, etc.), making them easier to train, sustain, and scale. Together, we deliver an integrated family of systems capable of multi-domain ISR and mission effects across the modern battlespace, while remaining adaptable to emerging requirements.

Well-Invested Manufacturing Footprint Capable of Delivering Over 1,000 UxS per Month, with Room to Grow

We operate approximately 100,000 square feet of UxS production facilities with the capacity to deliver affordable systems at scale, supporting over 1,000 UxS per month, anchored by a state-of-the-art Florida manufacturing site. The more than 120-acre FAA-approved test range enables rapid prototyping, flight demonstration, and an iterative feedback loop with onsite engineering support capabilities. We have additional locations in the United States where our engineering teams work collaboratively with production teams to continuously refine and enhance our solutions. Proximity to key customers, including DoW, SOF, and IC stakeholders, compresses development cycles and improves mission alignment. We support surge capacity and responsiveness with our additive manufacturing ForgeX MPUs, which provide reliable production in austere environments to deliver scalable, mission-tailored output at the tactical edge.

Experienced Leadership Team with Track Record of Mission Execution and Customer Trust

We bring over 150 years of combined industry, operational, and technical experience across unmanned systems and ISR mission solutions, with leaders who have served in various branches of the military, led SOF-focused programs, and worked at major defense primes.

Atlas UAS (Group II) | Over 1 Hour Loiter, More Than 130 km Range, & 3.4kg Payload

Growth Strategies

Our growth strategy is enabled by our current and past performance on marquee programs, delivering thousands of autonomous systems to highly demanding customers for urgent operational needs across the globe. Collectively, our Phoenix Ghost and EUCOM AOR Deep Strike programs alone represent over 9,300 systems, delivered and committed through the end of 2026, and more than $1.3 billion in total contract value (“TCV”). We believe our performance on historical and current contracts is a key differentiator and driver of our growth strategy.

Our strategy has driven historical growth, illustrated by 99% growth in our funded backlog from $179.2 million as of December 31, 2024, to over $356.6 million as of March 31, 2026. Additionally, our growth outlook remains robust, evidenced by an approximately 100.0% increase in our pipeline of identified growth opportunities from $4.1 billion as of December 2024 to $8.2 billion as of March 2026. We believe we are well-positioned to capture these identified growth opportunities given our established track record in winning business. From January 2025 to March 2026, our value-weighted win rate on new “full and open” competitive pursuits was approximately 28%, with a greater than 99.9% value-weighted win rate on options, sole-source follow-ons and recompetes with existing contracts.

Capture Share of Rapidly Expanding UxS Procurement Budgets

We are capitalizing on the significant growth in our addressable markets, which is driven by structural shifts in defense procurement and the rapid acceleration of autonomous systems adoption. The U.S. 2030 total addressable market for UASs, launched effects, loitering munitions, one-way attack systems and USVs is expected to reach approximately $11.0 billion annually, and the total global addressable market in 2030 for these systems is expected to contribute approximately $26.0 billion in total annual opportunities. This represents our core addressable market opportunity where we believe our technology and capabilities are well-positioned to continue winning new contracts. Additionally, the UAS collaborative combat aircraft (“CCA”), low-cost cruise missile, uncrewed underwater vehicle (“UUV”), defense cargo & logistics UxS, and C-UAS electronic warfare (“EW”) system adjacent market addressable opportunity is expected to reach approximately $19.0 billion annually by 2030 for the U.S. and approximately $23.0 billion annually by 2030 worldwide. Combined, the complete addressable annual opportunity for the U.S is expected to reach approximately $31.0 billion by 2030, with the global opportunity reaching approximately $49.0 billion. There is further demand growth potential from key procurement agencies, such as the U.S. Army, which has stated its intent to acquire several million drones over the next two to three years. These developments, coupled with offshoots of demand across all autonomous platform types, signal an unprecedented procurement cycle from which we are poised to benefit.

To best capture global demand tailwinds, we are executing a multi-pronged growth strategy to expand our customer base across all U.S. military branches and deepen our penetration into allied forces. We are actively converting dialogues with multiple countries into high-value foreign military sales (“FMS”) and direct commercial sales opportunities, with key pursuits underway in strategic markets like Taiwan, the United Kingdom, and Finland. We are further leveraging our core competencies to expand into adjacent markets, including larger USVs, fast-moving precision strike UAS, and advanced EW solutions, with the goal of unlocking significant new revenue streams from increasing DoW and allied budgets.

Expand Our Customer Base Across the U.S. Military and Allied Forces

Our long-standing relationships with coveted defense customers position us to expand across the broader defense, technology, and government services markets. Our decades-long partnerships with organizations like the USAF, SOCOM, and the IC serve as strategic entry points into major U.S. military branches such as the Army, Navy, and Marine Corps.

A recent notable example of our success is our contract award for the Army’s Launched Effects Short Range (LE-SR) program. Our Atlas platform’s win of the LE-SR award results from our proven performance on the Phoenix Ghost and EUCOM AOR Deep Strike programs as well as our adaptability in meeting the Army’s specific mission requirements. Unlike competitors who attempted to retrofit legacy systems to new mission profiles, we delivered a new technology and configuration purpose-built for the LE-SR mission. Our alignment with the specific operational needs was a key differentiator in securing the LE-SR award and solidifies our reputation for designing systems under pressure and at scale to meet specific mission requirements.

International Expansion Across Allied Nations

We are actively converting initial engagements with allied nations into sustained, high-potential dialogues. Recent progress with 55 allied country engagements helps position us for significant international expansion. Our proven history supporting U.S. operations and select foreign defense programs serves as a powerful validator and creates a ripple effect of demand, all while reducing perceived risk for new buyers and reinforcing confidence in our ability to deliver mission-tailored, battle-tested solutions.

We are actively pursuing opportunities in key regions and administrations leveraging both FMS and commercial military sales, including:

•

NATO and the EU: Member states, especially the Nordic countries, are ramping up defense spending and rearmament in response to near-peer conflicts. Several members and countries in the region are situated on coastlines, driving interest in USVs to maintain dominance in contested maritime environments.

•

APAC: Nations across the region, including Taiwan and the Philippines, are investing heavily in autonomous systems for the air, land, and sea domains to counter regional threats. Emphasis is on large quantities of cost-effective platforms that can succeed in contested environments to support asymmetric warfare and deterrence strategies.

•

MENA: Continuing unrest and instability in the region is expected to drive spending for years to come with increased use of unmanned and autonomous systems to counter threats and deter adversarial aggression.

•	South America: Expanding economies like Chile are prioritizing defense modernization and technological advancement to address both internal and external security challenges.

Drive Strategic Expansion into Adjacent Markets Leveraging Core Competencies

We are well positioned to expand into adjacent domains by leveraging our proven capabilities, trusted customer relationships, and operational familiarity. Our innovation framework naturally extends into new, lower-cost UxS variants that build on our existing platforms and technologies, ensuring continued relevance and scalability in evolving mission environments.

We see significant upside in entering the larger USV market, particularly for operations in complex sea states. Our Mako and Mako Lite platforms already contain the intellectual property needed to accelerate an expansion that aligns us to global naval modernization trends. Similarly, we intend to introduce new UAS variants that capitalize on higher operational speeds to counter a wider range of threats and C-UAS solutions that meet the growing demand for layered aerial threat protection.

We are in the early stages of expanding into the high-growth EW market as we move from engineering design and initial production phases into larger production runs in the future. While many of our current programs remain classified and in early stages, we are confident in our ability to convert emerging opportunities into meaningful revenue streams.

Accelerate Capability Growth Through Next-Generation Solutions Development

We have an extensive track record of developing mission-tailored defense technologies for marquee agencies. By leveraging our deep heritage for innovation and unique insights earned through our customer intimacy, we are well-positioned to continue deploying new technologies through our NAC and CompassX ecosystem. Today, we are focused on developing UxS solutions that prioritize alignment with the future of warfare. We are in active development of numerous UxS capabilities that prioritize multi-domain connectivity across the battlefield for tactical and C-UAS applications. Our battlefield experience, combined with an open-source architecture platform, enables rapid development and integration of customized UxS capability sets. This approach to innovation enhances our ability to maintain our tactical edge amongst competitors and positions us for future program wins.

Leverage Proven M&A Success to Drive Strategic Portfolio Expansion

Our disciplined acquisition strategy is a proven growth engine, driven by our proactive pursuit of high-impact opportunities that align with our M&A framework. We aim to acquire businesses that do one or more of:

augmenting our core market position, uniquely expanding our technological competitive edge, effectively integrating into our existing technology stack, solidifying or winning key customer relationships, or helping create adjacent market opportunities. To this end, we have continued to invest in inorganic growth opportunities to evolve our offerings and expand our customer base. A few key acquisitions we have completed in recent years include Matrix in 2021, which expanded our processing, exploitation, and dissemination (“PED”) capabilities with classified IC customers; Spark and Tribe in 2022, which enabled the production of cost-effective UAS products and intellectual property; and Veth Research Associates in 2024, which enhanced our autonomous technology for UAS operating in GPS-contested environments. These investments have significantly broadened our solutions portfolio and strengthened our ability to deliver advanced mission capabilities to our customers. Our aim for M&A is to accelerate our differentiated capabilities and innovation, enhance margin, add scale, and support our long-term vision, all while being opportunistic and disciplined in our approach.

We have a successful track record of integrating companies with transformative technologies that deliver immediate operational benefits, which also better positions us for future strategic priorities.

Our Industry

We operate at the intersection of several large and rapidly growing defense markets, including autonomous UxS, EW, C-UAS and ISR capabilities and mission support, across major global geographies.

U.S. and Global National Security and Defense Markets

Global defense spending is accelerating, fueled by rising budgets, modernization initiatives, and the urgent demand for next-generation advanced systems to counter peer and near-peer adversaries. The surge is driven by active conflicts in the Middle East, Africa, and Eastern Europe along with the need to support U.S. and allied deterrence efforts in the Pacific. Recent conflicts have revealed that legacy defense systems are increasingly outmoded and insufficient to counter adversary tactics. As a result, U.S. and allied militaries are seeking to replenish munitions exhausted from prior and ongoing conflicts, rearm for emerging or potential future conflicts, and modernize systems and tactics to keep pace with the evolving needs of the modern battlefield.

Defense spending in the United States has continued to receive bipartisan support, with spending toward total national defense surging from around $740.0 billion in 2021 to over $1.0 trillion requested for 2026, an approximately 13.0% increase from the prior year’s budget. In response to rising global tensions and the evolving nature of warfare, the U.S. President has requested significant increases to the DoW budget, with multi-year commitments aimed at modernizing the U.S. military across domains. These increases reflect a growing emphasis on technological superiority, rapid deployment capabilities and resilience in contested environments. The current administration has also placed strategic emphasis on high-tech unmanned systems, particularly aerial platforms like those developed by AEVEX, signaling a shift towards more agile, scalable, cost-effective, and technologically advanced defense capabilities. Despite its technological leadership, the DoW has faced challenges in scaling the mass production of low-cost, expendable drones, creating a potential strategic vulnerability in modern warfare. In response, the DoW is actively investing in scalable unmanned systems manufacturing to meet the urgent demand for rapid, sustainable, and mission-ready drone deployment across global theaters.

The 2026 budget request and One Big Beautiful Bill (“OBBB”) allocations for loitering munitions, UAS, and USVs reflect triple-digit growth over prior year levels, underscoring the urgency to field mission-ready systems at scale. These investments mark a decisive pivot from expensive legacy systems to high-volume, low-cost solutions that can be rapidly deployed across global theaters. According to estimates from Renaissance Strategic Advisors, the 2030 annual U.S. addressable core opportunity for offensive systems (UASs, launched effects, loitering munitions, one-way attack systems and USVs) is expected to reach approximately $11.0 billion, with the 2030 annual global addressable core opportunity reaching approximately $26.0 billion. Additionally, AEVEX’s adjacent addressable market, that is related to UAS CCAs, low-cost cruise missiles, UUVs, defense cargo & logistics UxS, and C-UAS EW systems, is expected to reach approximately $19.0 billion by 2030 for the U.S. and approximately $23.0 billion by 2030 worldwide. Combined, the complete addressable annual opportunity for the U.S is expected to reach approximately $31.0 billion by 2030, with the global opportunity reaching approximately $49.0 billion.

Meanwhile, defense spending across the North Atlantic Treaty Organization (“NATO”) member states is undergoing a significant transformation, marked by a shift from the long-standing benchmark of 2.5% of national GDP toward targets approaching 5.0% by 2035, following recent strategic agreements and increased collaboration with the United States. As European NATO members and allied nations increase defense budgets to targets of 5.0% of GDP by 2035, the potential increase in defense investment could exceed $1.0 trillion in aggregate. This budgetary expansion reflects a broader recognition of evolving security threats and the need for more agile, technology-driven defense capabilities. The reallocation of resources is not only increasing overall defense budgets, but is also specifically prioritizing investment in unmanned systems, ISR capabilities, and next-generation battlefield technologies.

Beyond the United States and NATO, defense spending across the Asia-Pacific region is also accelerating as allied nations respond to rising tensions and the growing need for asymmetric capabilities. Taiwan has emerged as a critical market, with the country’s 2026 expected total defense spending increasing by 23.0% stemming from strategic investments in unmanned systems and loitering munitions. Broader Indo-Pacific defense modernization efforts are being shaped by increased collaboration with the United States and a shared emphasis on interoperability, rapid deployment, and cost-effective solutions. The increased focus on defense spending has resulted in worldwide military spending jumping by approximately 9.0% since 2024, the highest growth rate since the end of the Cold War. AEVEX is well-positioned to support these initiatives through its entrenched relationships with U.S. Indo-Pacific Command (INDOPACOM), and its portfolio of modular, mission-tailored platforms designed for contested environments. As APAC allies expand procurement of next-generation ISR and autonomous systems, demand is expected to grow for scalable, field-ready technologies that can be deployed across air and maritime domains.

Unmanned Systems

We have a diversified portfolio of unmanned systems across domains that deliver munitions, explosive payloads, guided strikes against targets, and ISR capabilities. The war in Ukraine has underscored the decisive role of UAS, with an estimated 4 million drones being produced in Ukraine alone in 2025. These platforms have been deployed at unprecedented scale for surveillance, strike, and interdiction missions, proving their value in contested environments. USVs have also emerged as critical tools in naval warfare, demonstrating both offensive and defensive utility. These developments signal a paradigm shift: UxS warfare is no longer a niche capability but a central pillar of modern defense strategy.

In response, the DoW is significantly increasing investment in UxS. The trillion-dollar 2026 defense budget calls for $1.4 billion of funding toward loitering munitions (up 135.0% over 2025), $4.1 billion of funding toward UAS (up 215.0% over 2025), $2.8 billion of funding toward C-UAS (up 273.0% over 2025), and $5.2 billion of funding toward USV (up 952.0% over 2025), for a total weighted-average increase of 332.0% over 2025. To acclimate, the DoW has turned its attention to programs to enhance U.S. capabilities such as the Defense-in-Depth Experiment, focused on C-UAS technologies in dense urban environments, USV naval expansion targeting medium- and large-sized USV fleet integration, and the Blue UAS program, focused on tactical ISR and National Defense Authorization Act (“NDAA”)-compliant military drones. Several major loitering munition programs of record are also emerging, focused on finding mass produced solutions with the best capabilities and performance histories. To meet the accelerating demand for autonomous systems, the defense industrial base is focused on expanding production capacity to support high-volume, low-cost manufacturing. Scalable throughput and domestic manufacturing infrastructure are increasingly viewed as critical enablers for participation in emerging drone programs of record.

Intelligence, Surveillance, Reconnaissance and Counter-UAS

The defense industry is also experiencing a surge in demand for ISR and intelligence analysis capabilities, driven by both geopolitical instability and increased defense spending. The One Big Beautiful Bill Act allocated $16.0 billion to innovation and $12.0 billion to Pacific deterrence, with additional funding directed toward enhancing military readiness, nuclear deterrence, and rapid innovation. ISR priorities include support for Combatant Commands, border monitoring, and countering transnational threats. These missions require persistent surveillance, real-time data fusion, and multi-domain coordination, capabilities that our airborne ISR platforms and CompassX-powered autonomy suite are purpose-built to deliver.

Simultaneously, the proliferation of UAS has introduced new vulnerabilities, fueling rapid growth in C-UAS technologies. The DoW is investing heavily in systems that can detect, track, and neutralize rogue drones in both combat and civilian airspaces. Our red team UAS platforms are actively used to simulate adversarial threats in training environments, supporting the development and validation of next-generation C-UAS. Our platforms are integrated into key DoW initiatives, including urban C-UAS experimentation and layered defense architectures, positioning us as a critical enabler of national and allied airspace security.

Electronic Warfare

EW is rapidly emerging as a strategic priority across global defense budgets, driven by the need to counter increasingly sophisticated threats in contested environments. Governments are investing heavily in EW capabilities that enable resilient communications, signal disruption, and spectrum dominance, particularly in GPS-denied environments. Many of AEVEX’s platforms are engineered to support ISR and EW missions with

AI-enabled navigation. As demand grows for scalable, forward-deployable EW solutions, AEVEX is expanding its footprint in classified and emerging programs, positioning itself as a differentiated provider of next-generation EW technologies.

Our Segments

We operate through two complementary segments that deliver autonomous mission systems and full-spectrum operational support to defense and national security customers. Our Tactical Systems segment, anchored by a battle-tested portfolio of autonomous systems, accounted for approximately 74.4% of 2025 total revenue of $432.9 million and 76.0% of 2024 total revenue of $392.2 million, while our Global Solutions segment, leveraging deep ISR expertise, engineering services and operational support to enable mission execution across domains, accounted for the remaining 25.6% in 2025 and 24.0% in 2024. Together, these segments form a tightly integrated offering that allows AEVEX to deliver end-to-end, mission-critical solutions to our customers.

Tactical Systems

Our Tactical Systems segment designs, develops, and manufactures autonomous systems and technologies for defense and national security customers. Built for multi-mission capability, integrated operations and scalability, our attritable platforms deliver a high capability-to-cost value proposition, offering advanced ISR, EW, and kinetic strike capabilities at a fraction of the cost of legacy systems. With vertically integrated engineering, rapid prototyping, and scalable production, including the deployable ForgeX MPU, we enable mission-ready solutions optimized for contested, GPS-denied, and high-threat environments. Modular payload configurations and open architecture designs allow for rapid customization across mission sets, while our proprietary CompassX powers resilient, intelligent operations across air and maritime domains through AI, visual-based navigation, and multi-vehicle autonomy. In addition to product revenues, the Tactical Systems segment includes some services revenue from Forge-X, C-UAS, and engineering, training, and support tied to product deliveries.

Our Tactical Systems customers include the DoW, the IC, the Program Executive Office for Intelligence, Surveillance, and Reconnaissance / SOF, the United States Special Operations Command, and allied foreign militaries. We are the sole provider on the EUCOM AOR Deep Strike program, an over $645.7 million contract to deliver over 4,800 UAS across seven platforms and have approximately $5.1 billion in UxS-specific pipeline as of March 2026.

Tactical Systems offers a broad portfolio of unmanned platforms and supporting technologies, including:

Navigation and Autonomy Center

Our NAC is the “innovation lab” underpinning our UxS product line. As the central hub for autonomous systems development, NAC focuses on delivering advanced capabilities for battlefield superiority in GPS-denied and spoofed environments. Our CompassX sensor fusion engine directly supports our offerings for navigation and autonomy, providing the framework that powers solutions such as optical seeker guidance, multi-vehicle collaborative autonomy, visual-based navigation, and AI-aided target recognition.

The CompassX software suite, together with its enabled hardware modules, is an ecosystem leveraging a differentiated modular architecture that provides tools for assured navigation, real-time situational awareness, and precision targeting, among other advanced solutions. It provides the building blocks used by the NAC and the autonomous backbone for our systems. Deployed across a growing number of platforms, these next-generation capabilities enable our solutions to operate autonomously and intelligently in the most demanding conditions to serve clients’ most critical needs.

All platforms are designed for rapid fielding and scalable production, supported by our over 94,000 square foot manufacturing facility in Tampa, Florida. Our additive manufacturing capabilities, including ForgeX, also enable in-theater production of up to 880 systems per year per factory as currently configured, based on management estimates.

Group I UAS

Compact, hand-launched or VTOL quadcopters (e.g., X-Frame, Sicario) designed for tactical ISR and precision strike missions. These systems offer low acoustic signatures, rapid deployment, and modular payloads for close-range operations in covert or urban environments.

Group II UAS

Portable, modular platforms (e.g., Atlas, Dagger, Vandal) supporting ISR, launched effects, loitering munitions, and EW. Atlas is a multi-launched swing-wing UAS with Scout and Attack (“Strike”) variants. Dagger is a fully autonomous precision strike loitering munition, while Vandal is a 3D-printed, electric-powered UAS optimized for rapid deployment and mission-specific customization.

Group III UAS

Larger, high-endurance systems (e.g., Disruptor, Raker, Dominator, Onyx) engineered for deep strike, persistent ISR, and EW missions. These platforms offer modular architecture, aerodynamic designs, and scalable production. Co-manufactured systems (M, R, S1, S2) expand mission flexibility and interoperability.

Group IV & V UAS

Strategic-level Long Endurance Aircraft (e.g., Nathusius, with 90 hours of flight time) designed for persistent ISR. These platforms offer internal and external payload/sensor options, with redundant communications providing cost-effective alternatives to legacy systems like the MQ-9 Reaper and MQ-1C Gray Eagle.

Threat Replicators

High-fidelity threat replicator systems emulate adversary unmanned aircraft to support C-UAS testing and training. These turnkey solutions enable realistic red teaming and rapid response to evolving aerial threats, enhancing defense readiness across domestic and international operations.

ForgeX

The ForgeX MPU is our “drone factory of the future.” ForgeX enables forward deployed, in-theater additive manufacturing of up to 880 systems per year per factory as currently configured, based on management estimates. These containerized systems support rapid, scalable production in austere environments, including aboard ships and at forward operating bases.

USV

Modular maritime platforms (e.g., Mako, Mako Lite) equipped for ISR, mine clearance, object detection/avoidance, communications relay, EW, and kinetic strike missions. Integrated with our autonomy software and sensor fusion, these vessels operate effectively in littoral and open-water environments.

Electronic Warfare Solutions Advanced EW Capabilities designed to provide a strategic advantage through a cutting edge, family of systems in the high order fight with peer and near-peer adversaries.

AEVEX Autonomous Rapid Container

(“ARC”)ARC is a containerized launch system built on an ISO 20 ft platform with actuated side doors and angled racks for 40 launch positions. It integrates Ground Control Station (“GCS”) and control systems in a sealed rack, supports communication capabilities with UxS, and leverages Hydra launcher heritage for scalable design and rapid fielding.

Global Solutions

Our Global Solutions segment delivers full-spectrum mission solutions, aircraft modification, and engineering support across manned and unmanned platforms. With nearly two decades of operational experience, we provide turnkey solutions that integrate advanced ISR systems, enable rapid deployment, and support mission execution in both classified and unclassified environments. Our capabilities span the full lifecycle, from design and modification to flight operations and intelligence analysis, making us a trusted partner for the U.S. Government, allied nations, and commercial defense customers.

Our Global Solutions customers include the DoW, the IC, SOCOM, COCOMs, and multiple allied foreign governments. We also serve civil agencies such as the U.S. Forest Service and California Fire Office of

Emergency Services (“CalOES”), providing ISR software, equipment, and skilled technicians for disaster response command and control, leading to more effective deployment of emergency resources.

Operational Footprint

Our ability to rapidly scale production and drive innovation through vertically integrated capabilities is another key differentiator. Headquartered in San Diego, CA, we operate state of the art-manufacturing facilities across the continental United States, spanning from California to Florida, allowing us to produce at strategic locations near our customers. Our operating footprint delivers approximately 100,000 square feet of operating space with capacity to produce more than 1,000 UxS per month.

With approximately 160 multi-disciplined engineers, we can develop, modify, and enhance any solution for our customers through a vertically integrated design and development process. Of our approximately 160 engineers, over 50 are design hardware, 35 are dedicated solely to software and autonomy, and over 70 are focused on advanced systems, integration and operations, illustrating commitment to continued innovation across our technology stack. Our integrated business model combines engineering expertise, methodical IRAD investments, rapid prototyping, and an on-site test range, accelerating innovation and shortening development cycles. Strategic investments in advanced manufacturing, automation, and leadership talent enable us to meet the rigorous requirements of emerging programs of record.

With additional centers of excellence in California, Virginia, Ohio, and Florida, we maintain close proximity to key customers like the USAF and SOCOM, enabling fast collaboration and solution delivery. Our operations are powered by a dedicated team of employees; approximately 700 as of March 31, 2026, all united by a shared cultural commitment of empowering people to make the world a safer place. Shaped by our values of excellence, integrity, accountability, tenacity, and teamwork, our culture cultivates a workforce that thrives on actions and results across all functions in the organization. These same core values help to drive our key strategic growth priorities by balancing operational integrity with a focus on margin expansion, outsized growth, and business optimization.

As a trusted supplier to the U.S. Government, we take pride in the fact that approximately 30.0% of our team are veterans, bringing invaluable experience and mission alignment to our operations. Our culture attracts top talent, enabling us to secure key executive leadership and employees necessary to drive business operations. Our operations are strategically placed in locations with robust talent pools and allow us to hire a deep and highly capable support staff comprised of approximately 160 engineers, who specialize in helping us deliver leading software, products, and mission excellence for our customers. Our technical acumen is further bolstered by a well-credentialed workforce, further supporting our entrenched position as a trusted partner to the DoW, SOF, and IC.

We are redefining battlefield logistics with ForgeX, our MPUs that enable on-the-ground readiness and serve as a cornerstone of our ability to deliver solutions at the speed of relevance. These forward-deployed, self-contained production sites are the size of a standard shipping container and provide a dual approach to manufacturing that offers a significant operational advantage. By enabling system production directly in the field, ForgeX supports mission-customizable designs, rapid design iterations, and expedited fielding of solutions to address immediate threats. Leveraging proprietary software, modular kits, and high-speed / high-volume 3D printers, each ForgeX MPU can produce up to 880 systems per year per factory with just two technicians and 16 printers, based on management estimates, delivering scalable, affordable, and mission-tailored capabilities precisely when and where needed. This agile, autonomous manufacturing process—powered by our advanced technology stack, engineering expertise, and software ecosystem—allows us to move from concept to deployment with exceptional speed.

These factories are actively supporting combat missions globally today and represent a breakthrough in defense manufacturing agility with high-impact potential to serve emerging UAS programs and FMS customers.

From high-volume production facilities and vertically integrated engineering to our forward-deployed ForgeX MPU, our operations provide a decisive strategic advantage. This integrated infrastructure gives us the differentiated ability to rapidly innovate, develop, and deploy multi-mission capabilities at scale.

Operations / Manufacturing and Engineering

Overview

AEVEX Aerospace designs, manufactures, and supports autonomous airborne systems and effects platforms built to operate in contested environments. Our operations have evolved from limited-rate ISR integration to scalable, repeatable production of loitering munitions and tactical UAS, supported by additive manufacturing, mobile production, and autonomy technologies.

We combine vertically integrated design, rapid prototyping, and mission-ready manufacturing across our facilities, enabling us to move from prototype to fielded system in weeks instead of months. Central to this capability are our Factory of the Future production architecture and the NAC, which together enable production at scale and autonomous operation in GPS-denied or degraded electromagnetic environments.

Facilities and Footprint

AEVEX’s headquarters is in Solana Beach, California, with manufacturing and engineering facilities in Florida, Ohio, and Virginia. We operate 13 leased facilities across the United States.

These sites host system integration, composite fabrication, avionics assembly, and environmental testing. We have recently expanded production infrastructure to include mobile and modular manufacturing systems—containerized, deployable production units that can fabricate and assemble small unmanned systems and subcomponents at or near the tactical edge.

Manufacturing and Production Capabilities

We maintain the flexibility to produce both high-rate standardized units and mission-specific configurations. Additive manufacturing enables rapid design iteration, weight reduction, and reduced part count. Combined with our modular production systems, we can scale output across multiple facilities or deploy fabrication capability closer to the point of use.

We have demonstrated multi-thousand-unit production throughput under U.S. Government programs, supported by AS9100-certified quality processes and validated acceptance testing. Our hybrid insource/outsource model leverages a network of qualified defense suppliers while maintaining in-house control over critical subassemblies, autonomy modules, and flight-critical software.

Navigation & Autonomy Center

AEVEX’s NAC develops and integrates resilient navigation, sensor fusion, and autonomous flight technologies that enable our systems to operate independently of GPS.

The Center’s work focuses on:

•	Vision-based and hybrid inertial navigation systems capable of maintaining positional accuracy under GPS denial;

•	Autonomous guidance and perception algorithms for loitering and terminal engagement;

•	Sensor fusion architectures combining optical, inertial, terrain, and magnetic data; and

•	Embedded autonomy software designed for efficient onboard computing and low-latency decision loops.

The Center works in close coordination with our production organization to ensure autonomy modules and navigation subsystems are manufacturable at scale and readily fielded across our product lines.

This engineering competency underpins our role as a provider of resilient, autonomous loitering and ISR systems.

Engineering and Design

Our engineering organization executes full lifecycle development—from concept to flight qualification—with an emphasis on rapid iteration, design for manufacture (DFMA), and autonomy integration.

Capabilities include:

•	Airframe and mission-system design, including composite structures and payload integration;

•	Embedded electronics and autonomy hardware;

•	Hardware-in-the-loop (HIL) and simulation environments for real-time autonomy testing; and

•	Flight test and certification support for both ISR and tactical effects systems.

Through additive and modular design techniques, AEVEX engineers can transition a prototype into rate production while maintaining configuration control and quality conformance.

Summary

AEVEX’s operational foundation now combines:

•	High-rate manufacturing of loitering munitions and ISR aircraft;

•	Additive and mobile production systems enabling forward-deployed fabrication and sustainment; and

•	Resilient autonomy and navigation technologies that ensure performance in GPS-denied environments.

These integrated capabilities position AEVEX as a modern, vertically integrated defense manufacturer—agile, scalable and purpose-built for near-peer conflict environments where autonomy, speed, and adaptability define mission success.

Facilities

AEVEX maintains a geographically distributed footprint designed to support engineering, manufacturing, testing, and logistics across our portfolio of programs. We operate 13 leased facilities across the United States.

Our facilities are strategically located near key defense, flight-test, and engineering corridors, providing proximity to major U.S. Department of Defense customers, and integration partners.

Our facility portfolio provides the scale and flexibility required to support both low-rate integration and high-rate production with the ability to adjust capacity quickly in response to program demand.

Competition

The defense market for unmanned aerial systems (UAS) continues to evolve with emerging technologies, dynamic operational requirements, and increased customer expectations. Additionally, the consistent introduction of new platforms and capabilities continues to shape the landscape. We execute in a highly competitive environment alongside a range of industry participants, including AeroVironment, Edge Autonomy, Anduril Industries Inc, Shield AI, Griffon Aerospace Inc., RTX, and UVision Technologies.

The defense, technology, and autonomy markets for air and seaborne Uncrewed Systems and One-Way Attack solutions are also highly competitive and continually evolving, driven by rapid technological innovation and changing customer requirements. We compete in this market alongside a diverse range of established U.S. and international firms as well as emerging startups. Key industry participants include RTX, Black Sea Technologies, Sea Machines, Anduril Industries Inc., UVision Technologies, Elbit Systems, Lockheed Martin Corporation, and others.

Manned aviation modification and integration is another extremely competitive environment. Integration, Certification, Engineering, Contract Manufacturing and specialty Maintenance, Repair and Overhaul expertise are key distinguishing factors. Ever-changing customer demands dive innovation, rapid reaction, and agile execution. We have a multitude of competition in this environment that have strong ability to compete such as L3 Comm, Sierra Nevada Corporation, MAG Aero, Metrea, Safran Group, Northrop Grumman and others.

There are a multitude of opportunities to compete for work in Services, Intelligence, Engineering, Operations, Maintenance, Field Service Work, deployed operations, and civil sector operations. Competitors in this space include companies like SMX, CACI, MTSI, Riverside Research, Booz Allen Hamilton, Science Applications International Corporation, Amentum Services Inc. and others.

Our proven ability to rapidly design, develop and deploy disruptive systems at scale enables us to respond to urgent operational needs with unmatched speed and flexibility. We maintain close relationships with end-users, leveraging real-time feedback from the field to drive continuous innovation and ensure our solutions remain operationally relevant and reliable in the most demanding environments. Our vertically integrated engineering and manufacturing footprint, combined with our proprietary technology stack and extensive in-theater experience, allows us to deliver tailored, mission-ready capabilities at scale and at a lower total lifecycle cost. Our trusted partnership approach, together with our track record of successful execution on highly strategic programs, positions us as a critical enabler for our customers and a preferred partner in the evolving defense technology market. This combination of technical expertise, customer trust and operational agility distinguishes us from both established and emerging competitors in the market.

Human Capital

Overview

We pride ourselves on a culture that attracts and retains talent. As of March 31, 2026, we had approximately 700 employees spanning across the U.S. and deploying to five continents. We are centered around a philosophy of “Empowering People,” and strive to maintain a culture and workforce that is committed to continuous growth and improvement and develops diverse talent into high-performing teams that deliver advanced technology and solutions for our customers.

Our emphasis on culture is further defined by our core values of Excellence, Integrity, Accountability, Tenacity, and Teamwork. These values define our expectations for our people and partners and shape our emphasis in employee engagement and retention programs as outlined below:

Total Rewards Program

We seek to provide compensation and benefits that are competitive in the marketplace and that are motivational, fair, equitable, and in compliance with all applicable legal requirements. To help ensure the overall health and wellbeing of our employees and their families, we offer a variety of perks and benefits. These include competitive health benefits, voluntary benefits, 401k employer contributions, access to an employee assistance program, and paid family leave. Additionally, we have a wellness program that includes a fitness stipend, fitness challenges, and wellness-related education and training.

Continuous Learning and Development

Central to our philosophy of empowering people is a commitment to providing employees with the tools and resources needed for success. This includes ongoing access to growth and learning opportunities. All employees receive an annual professional development stipend for their use towards training, classes, and professional certifications that further their career growth. Additionally, we utilize an online training platform that gives employees access to a robust training library that aligns with our company jobs and career paths. We also run an annual emerging leaders’ group and provide customized training to support managers in their roles both as operational and people leaders.

Awards and Recognition

To keep our employees motivated and working together to achieve exceptional results, we maintain an employee awards program. Our program consists of two awards. Our Props Award is a peer-nominated award that can be given to anyone at any time for demonstrating one of our company’s core values. Our Empowerment Award is supervisor-nominated and includes a monetary reward for identified recipients.

Intellectual Property

We rely on a combination of patents, trade secrets, proprietary information, and technical know-how—both internally developed and acquired—to establish and maintain a competitive advantage. Our products are manufactured, marketed, and sold under a portfolio of intellectual property rights, including patents and trademarks, some of which extend into future periods. We continually seek to develop and acquire new intellectual property to support innovation, protect our technologies, and strengthen our market position.

As of March 31, 2026, our intellectual property portfolio included 9 issued patents, with expiration dates ranging from November 2038, through June 2043, and 10 pending patent applications. We have also registered trademarks and domain names used in our business operations but do not currently hold any registered copyrights.

We believe that, due to the diversified nature of our product portfolio, the expiration or loss of any single patent, trademark, or other intellectual property right would not have a material adverse effect on our consolidated financial statements or overall operations. In addition to the protection provided by our intellectual property rights, we also enter into, and rely on, confidentiality and intellectual property assignment agreements with our employees and contractors to protect our trade secrets, proprietary technology and other confidential information.

We also maintain internal programs designed to encourage employee innovation and invention, with the objective of continually expanding our intellectual property portfolio and enhancing long-term technological competitiveness.

Government Contracts and Regulations

We are subject to various government regulations, including various U.S. Government regulations as a contractor and subcontractor to the agencies of the U.S. Government. Among the most significant U.S. Government regulations affecting our business are:

•	The Federal Acquisition Regulations and supplemental agency regulations, which comprehensively regulate the formation, administration, and performance under government contracts;

•	The Truthful Cost or Pricing Data Statute (formerly the Truth in Negotiations Act), which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;

•	The Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under cost-based government contracts;

•	the Industrial Security Manual, which establishes the security guidelines for classified programs and facilities as well as individual security clearances;

•	The Foreign Corrupt Practices Act, which prohibits U.S. companies from providing anything of value to a foreign official to help obtain, retain or direct business, or obtain any unfair advantages;

•

The False Claims Act and the False Statements Act, which, respectively, impose penalties for payments made on the basis of false facts provided to the government and impose penalties on the basis of false statements, even if they do not result in a payment; and

•	Laws, regulations and executive orders restricting the use and dissemination of information classified for National Security purposes and the exportation of certain products and technical data.

A significant portion of our total sales is derived from contracts with the U.S. Government and its agencies, particularly the DoW, SOF and the IC. Contracts with the U.S. Government are subject to U.S. Government contracting rules and regulations and therefore are subject to the business risks specific to the defense industry, including the ability of the U.S. Government to unilaterally: (1) suspend us from receiving new contracts; (2) terminate existing contracts at its convenience and without significant notice; (3) reduce the value of existing contracts; (4) audit our payments issued; and (5) revoke required security clearances. Violations of government procurement laws could result in civil or criminal penalties. Procurement contracts with federal agencies may be terminated in whole or in part for convenience by the federal government at any time provided such termination is in good faith. However, once awarded, the federal agencies do not typically attempt to renegotiate profit margins on existing contracts.

We also need special security clearances to continue working on and advancing certain of our programs and contracts with the U.S. Government. Classified programs generally will require that we comply with various Executive Orders, federal laws and regulations and customer security requirements that may include restrictions on how we develop, store, protect and share information, and may require our employees to obtain government clearances.

In addition, we are subject to industry-specific regulations due to the nature of the products and services we provide. For example, certain aspects of our business are subject to further regulation by additional U.S. Government authorities, including (i) the Federal Aviation Administration, which regulates airspace for all air vehicles in the U.S. National Airspace System, (ii) the National Telecommunications and Information Administration and the Federal Communications Commission, which regulate the wireless communications upon which our UAS business depend in the United States and (iii) the Defense Trade Controls of the U.S. Department of State that administers the International Traffic in Arms Regulations, which regulate the export of controlled technical data, defense articles and defense services.

The nature of the work we do for the federal government may also limit the parties who may invest in or acquire us. Export laws may keep us from providing potential foreign acquirers with a review of the technical data they would be acquiring. In addition, there are special requirements for foreign parties who wish to buy or acquire control or influence over companies that control technology or produce goods in the security interests of the U.S.

There may need to be a review under the Exon-Florio provisions of the Defense Production Act. including review by the Committee on Foreign Investment in the United States (CFIUS) under the Foreign Investment Risk Review Modernization Act of 2018 (FIRRMA). Finally, the government may require a prospective foreign owner to establish intermediaries to actually run that part of the Company that does classified work, and establishing a subsidiary and its separate operation may make such an acquisition less appealing to such potential acquirers.

In addition, the export from the U.S. of certain of our products may require the issuance of a license by the U.S. Department of Commerce under the Export Administration Act, and its implementing regulations as kept in force by the International Emergency Economic Powers Act of 1977. Some of our products may require the issuance of a license by the U.S. Department of State under the Arms Export Control Act and its implementing regulations, which licenses are generally harder to obtain and take longer to obtain than do Export Administration Act licenses.

Our business may require compliance with state or local laws designed to limit the uses of personal user information gathered online or require online services to establish privacy policies.

Material Availability

We procure critical material, components, products and subsystems from domestic and global supply partners. These supply sources may be single sources for certain components and the material provided may have extended lead times. To support our continuing customer needs, we have taken steps to mitigate sourcing risks. This includes working closely with our suppliers to ensure future material and subsystem availability to support our manufacturing plans. In some cases, we have elected to stock reserve material to ensure future availability.

We use certain raw materials and components used in the manufacture of our products and in our development programs. These materials and components are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials. Particularly, the market for electronic components may experience increased demand and a global shortage of semiconductors, which may create substantial uncertainty regarding our suppliers’ continued production of key components for our products. The supply for certain subcomponents and parts is impacting our Command, Control, Computing, Communications, Cyber and ISR business. The shortage of qualified vendors which supply certain ancillary parts for our aerial targets has resulted in cost increases.

Additionally, our products include a variety of motors, batteries and other advanced components that rely on rare earth metals for their manufacturing such as Neodymium, Praseodymium and Lanthanum. This may require sourcing of these components and required materials from foreign entities. Any disruption in the supply of these metals could adversely affect our ability to produce and deliver our products. We obtain our components and required materials from a limited group of suppliers. We believe that we have adequate supplies or sources of availability of the raw materials necessary to meet our manufacturing and supply requirements. See “Risk Factors—If critical components or raw materials used to manufacture our products or used in our development programs become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products and in completing our development programs, which could damage our business” for further discussion regarding risks related to raw materials.

Some of our components sourced from foreign countries are at risk of further sanctions and other trade restrictive actions, and any escalation in global trade tensions or trade restrictions may hinder our ability to obtain these components from new suppliers. Restrictions on semiconductor manufacturing equipment and raw materials could lead to higher material costs, material unavailability and transportation uncertainty.

Environmental

Our manufacturing operations are subject to many requirements under environmental laws and regulations. In the U.S., the U.S. Environmental Protection Agency and similar state agencies administer laws that restrict the emission of pollutants into the air, discharges of pollutants into bodies of water and disposal of pollutants in the ground. Violations of these laws can result in significant civil and criminal penalties and incarceration. The failure to obtain a permit for certain activities may be a violation of environmental law and subject the owner and operator to civil and criminal sanctions. Most environmental agencies also have the power to shut down an operation if it is operating in violation of environmental law. U.S. laws also allow citizens to bring private enforcement actions in some situations. Outside the U.S., the environmental laws and their enforcement vary and may be more burdensome.

Other environmental laws, primarily in the U.S., address the contamination of land and groundwater and require the clean-up of such contamination. These laws may apply not only to the owner or operator of an on-going business, but also to the owner of land contaminated by a prior owner or operator. In addition, if a parcel is contaminated by the release of a hazardous substance, such as through its historic use as a disposal site, any person or company that has contributed to that contamination, whether or not it has a legal interest in the land, may be subject to a requirement to clean up the parcel.

We have management programs and processes in place that are intended to achieve compliance with, and minimize the potential for violations of, applicable environmental laws and regulations.

Legal Matters

We are, on occasion, subject to claims, lawsuits, and other legal and administrative proceeding arising in the ordinary course of business. However, we do not consider any such claims, lawsuits, or proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our future operating results, financial condition, or cash flows. See Note 11, “Commitments and Contingencies” to our audited consolidated financial statements included elsewhere in this prospectus.

ORGANIZATIONAL STRUCTURE

Overview

AEVEX Corp. is a Delaware corporation formed to serve as a holding company for interests in Holdings LLC. AEVEX Corp. Prior to our IPO, AEVEX Corp. did not engage in any business or other activities other than in connection with its formation and the IPO. Following the completion of our IPO on April 20, 2026, we are a holding company, our sole asset is an equity interest in Holdings LLC and we operate and control all of the business and affairs and consolidate the financial results of Holdings LLC. In connection with our IPO, the operating agreement of Holdings LLC was amended and restated to, among other things, modify its capital structure by replacing the membership interests currently held by Holdings LLC’s existing owners with a new class of common ownership interests consisting of Series A Units and Series B Units (collectively, “LLC Units”).

We and ATS Investment Holdings, as the initial holder of all of the outstanding Series B Units of Holdings, also entered into an Exchange Agreement under which ATS Investment Holdings (and certain permitted transferees thereof) may (subject to the terms of the Exchange Agreement) exchange Series B Units of Holdings LLC for shares of our Class A common stock on a one-for-one basis, or, at our election, for cash, from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). A holder of Series B Units of Holdings LLC is also required to deliver to us an equivalent number of shares of Class B common stock to effectuate an exchange. Any shares of Class B common stock so delivered will be cancelled. As holders of Series B Units of Holdings LLC exchange those Series B Units, our interest in Holdings LLC will be correspondingly increased.

Upon completion of this offering, our Principal Stockholder will control the voting power in AEVEX Corp. as follows: (i) approximately 50.1% (or approximately 49.3% if the underwriters exercise their option to purchase additional shares in full) through its control of ATS Investment Holdings and (ii) approximately 19.9% (or approximately 19.6% if the underwriters exercise their option to purchase additional shares in full) through its control of ATS PubCo Holdings. See “Principal Stockholders” for additional information about our Principal Stockholder.

Incorporation of AEVEX Corp.

AEVEX Corp. was incorporated in Delaware on October 27, 2025, and, prior to the completion of our IPO, did not engage in any business or other activities except in connection with its formation. Our amended and restated certificate of incorporation, effective as of April 17, 2026, authorized two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.” In addition, our amended and restated certificate of incorporation authorized shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our Board.

Shares of our Class B common stock, which provide no economic rights, were issued to ATS Investment Holdings in connection with our IPO. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. See “Description of Capital Stock—Class B Common Stock.” Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Organizational Transactions

The following transactions, referred to collectively herein as the “Organizational Transactions,” were each completed at or prior to the completion of our IPO on April 20, 2026.

•

We amended and restated the existing operating agreement of Holdings LLC (the “LLC Operating Agreement”) to, among other things, (i) modify the capital structure of Holdings LLC by replacing the current membership interests with a new class of common membership interests consisting of Series A

Units and Series B Units (collectively, “LLC Units”) and (ii) appoint AEVEX Corp. as the sole managing member of Holdings LLC. See “Organizational Structure—Amended and Restated Operating Agreement of Holdings LLC.”

•

Our Principal Stockholder and certain other holders of indirect interests in Holdings LLC engaged in a series of transactions, including one or more contributions, mergers or otherwise, that resulted in (i) certain of the existing owners of Holdings LLC exchanging their membership interests in Holdings LLC for membership interests in ATS Investment Holdings, (ii) the formation of ATS PubCo Holdings, (iii) the Blocker Entity merging with and into AEVEX Corp., with AEVEX Corp. remaining as the surviving corporation and all of the equity interests of the Blocker Entity being exchanged for shares of Class A common stock and then being contributed directly or indirectly to ATS PubCo Holdings in exchange for a direct or indirect interest in ATS PubCo Holdings, and (iv) certain holders of an indirect interest in Holdings LLC exchanging a portion of such interest in Holdings LLC for a direct or indirect interest in ATS PubCo Holdings, which in turn will contribute interest in Holdings LLC to AEVEX Corp. in exchange for shares of Class A common stock.

•	We amended and restated the certificate of incorporation of AEVEX Corp. to, among other things, provide for Class A common stock and Class B common stock. See “Description of Capital Stock.”

•	We issued shares of Class B common stock to ATS Investment Holdings, on a one-to-one basis with the number of LLC Units it owns, for nominal consideration.

•

We entered into the Exchange Agreement pursuant to which ATS Investment Holdings (and certain permitted transferees thereof) are entitled to exchange Series B Units of Holdings LLC, together with an equal number of shares of Class B common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash, from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). See “—Exchange Agreement.”

•	The Series A Preferred Units of Holdings LLC converted into Class A common stock at a conversion price based on 80% of the IPO price.

•

We entered into the Tax Receivable Agreement with the TRA Rights Holders, that will require the payment by AEVEX Corp. to such persons collectively of 85% of certain tax savings (calculated using certain assumptions), if any, in U.S. federal, state and local income taxes we actually realize (or, under certain circumstances are deemed to realize) as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases or exchanges of LLC Units, (ii) certain other tax attributes of Holdings LLC and its subsidiaries and the Blocker Entity that existed prior to this offering, including existing tax basis and our allocable share of existing tax basis acquired in connection with this offering and increases to such allocable share of existing tax basis and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. See “—Tax Receivable Agreement.”

The diagram below depicts our current organizational structure. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)

Upon completion of this offering, our Principal Stockholder will control the voting power in AEVEX Corp. as follows: (i) approximately 50.1% (or approximately 49.3% if the underwriters exercise their option to purchase additional shares in full) through its control of ATS Investment Holdings and (ii) approximately 19.9% (or approximately 19.6% if the underwriters exercise their option to purchase additional shares in full) through its control of ATS PubCo Holdings.

(2)

Shares of Class A common stock and Class B common stock vote as a single class. Each outstanding share of Class A common stock and Class B Common stock is entitled to one vote on all matters to be voted on by stockholders generally. The shares of Class B common stock do not have any right to receive dividends or distributions upon the liquidation or winding up of AEVEX Corp. In accordance with the Exchange Agreement, ATS Investment Holdings (and its permitted transferees) is entitled to exchange its Series B Units of Holdings LLC, together with an equal number of shares of Class B common stock, for shares of Class A common stock determined in accordance with the Exchange Agreement or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale).

(3)

Assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, (i) the holders of Class A common stock will have 50.3% of the voting power in AEVEX Corp., with 19.6% held indirectly by our Principal Stockholder, (ii) ATS Investment Holdings, through ownership of the Class B common stock, will have 49.3% of the voting power of AEVEX Corp., with 49.3% held indirectly by our Principal Stockholder, (iii) ATS Investment Holdings will own 49.3% of the outstanding LLC Units and (iv) AEVEX Corp. will own 50.3% of the outstanding LLC Units.

Following the consummation of our IPO, AEVEX Corp. is a holding company and its sole assets are its direct equity interest in Holdings LLC and equity in certain corporations acquired prior to the IPO, each of which own an interest in Holdings LLC. As the sole managing member of Holdings LLC, AEVEX Corp. operates and controls all of the business and affairs of Holdings LLC and its subsidiaries. Accordingly, although AEVEX Corp. currently owns a minority economic interest in Holdings LLC, AEVEX Corp. has 100% of the voting power and will control management of Holdings LLC, subject to certain exceptions. The financial results of Holdings LLC and its consolidated subsidiaries will be consolidated in our financial statements.

Our organizational structure allows each owner of Holdings LLC, initially AEVEX Corp. and ATS Investment Holdings (the “LLC Unitholders”), to retain its equity ownership in Holdings LLC, an entity that is classified as a partnership for United States federal income tax purposes, in the form of LLC Units. Investors in this offering will, by contrast, hold their equity ownership in AEVEX Corp., a Delaware corporation that is a domestic corporation for United States federal income tax purposes, in the form of shares of Class A common stock. We believe that the LLC Unitholders generally will find it advantageous to hold its equity interests in an entity that is not taxable as a corporation for United States federal income tax purposes. The LLC Unitholders, like AEVEX Corp., will be allocated their proportionate share of any taxable income of Holdings LLC.

The LLC Unitholders also hold shares of our Class B common stock. Although these shares of Class B common stock have only voting and no economic rights, they allow the LLC Unitholders to exercise voting power over AEVEX Corp., the sole managing member of Holdings LLC, at a level that is greater than their overall equity ownership of our business. Class B common stock is entitled to one vote per share. When the LLC Unitholders exchange Series B Units of Holdings LLC for shares of our Class A common stock or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale), pursuant to the Exchange Agreement described below, they will also be required to deliver an equivalent number of shares of Class B common stock. Any shares of Class B common stock so delivered will be cancelled.

Amended and Restated Operating Agreement of Holdings LLC

In connection with the completion of our IPO, we amended and restated Holdings LLC’s existing operating agreement, which we refer to as the “LLC Operating Agreement.” The operations of Holdings LLC, and the rights and obligations of the LLC Unitholders, are set forth in the LLC Operating Agreement. The LLC Operating Agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

Sole Managing Member

In connection with our IPO, we became a member and the sole managing member of Holdings LLC. As the sole managing member, we are able to control all of the day-to-day business affairs and decision-making of Holdings LLC without the approval of any other member, unless otherwise stated in the LLC Operating Agreement. As such, through our officers and directors, we are responsible for all operational and administrative decisions of Holdings LLC and the day-to-day management of Holdings LLC’s business. Pursuant to the LLC Operating Agreement, we cannot be removed, under any circumstances, as the sole managing member of Holdings LLC except by our election.

Compensation

We are not entitled to compensation for our services as managing member. We are entitled to reimbursement by Holdings LLC for fees and expenses incurred on behalf of Holdings LLC, including all expenses associated with this offering and maintaining our corporate existence.

Capitalization of Holdings LLC Upon Completion of this Offering

The LLC Operating Agreement authorized the issuance of an unlimited number of Series A Units and Series B Units. In connection with the completion of our IPO, the LLC Operating Agreement was amended and restated to recapitalize the interests previously held by the existing owners of Holdings LLC into new classes of common membership units, which are comprised of Series A Units and Series B Units and we refer to collectively as the

“LLC Units.” The Series A Units and Series B Units each represent a substantially identical interest in Holdings LLC except that Series A Units are only held by AEVEX Corp. and Series B Units are held by other members of Holdings LLC who also hold a corresponding number of shares of Class B Common Stock. Each LLC Unit entitles the holder to a pro rata share of the net profits and net losses and distributions of Holdings LLC. Holders of LLC Units have no voting rights, except as expressly provided in the LLC Operating Agreement. Series B Units are not entitled to any voting rights as the holders of such units are entitled to exercise voting rights through their corresponding shares of Class B Common Stock.

The previously outstanding Series A Preferred Units of Holdings LLC were converted into Class A Common Stock in connection with the Organizational Transactions and the terms of such securities as specified in the pre-IPO LLC Operating Agreement. See “Organizational Structure—Organizational Transactions” and Note 18, “Subsequent Events—Series A Preferred Units” to the audited consolidated financial statements included elsewhere in this prospectus.

The LLC Operating Agreement also reflects a split of LLC Units such that one LLC Unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock.

In addition, the LLC Operating Agreement authorizes the issuance to us of an unlimited number of convertible preferred units and non-convertible preferred units (collectively, the “Holdings Preferred Units”). There are no Holdings Preferred Units outstanding upon completion of this offering, however Holdings LLC may issue Holdings Preferred Units to us in connection with the future issuance by the Company of preferred stock or certain debt securities. See “Description of Capital Stock—Preferred Stock.”

Distributions

The LLC Operating Agreement generally requires quarterly “tax distributions” to be made by Holdings LLC to its members. Tax distributions generally are made to each member of Holdings LLC, including us, on a pro rata basis among the LLC Unitholders at a tax rate determined by us. The tax rate used to determine tax distributions applies regardless of the actual final tax liability of any such member. We expect Holdings LLC may make distributions out of distributable cash periodically to the extent permitted by agreements governing indebtedness of Holdings LLC and necessary to enable Holdings LLC to cover its operating expenses and other obligations, including our tax liability and obligations under the Tax Receivable Agreement. Our Board will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, dividends, repurchases of our Class A common stock and the payment of other expenses. We have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. No adjustments to the redemption or exchange ratio of LLC Units for shares of Class A common stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to stockholders. To the extent that we do not distribute such excess cash as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Holdings LLC, holders of LLC Units benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following an exchange of their LLC Units.

Exchange Rights

The LLC Operating Agreement provides that ATS Investment Holdings (and certain permitted transferees thereof) may, pursuant to the terms of the Exchange Agreement described below, exchange its Series B Units of Holdings LLC for shares of our Class A common stock on a one-for-one basis, or, at our election, for cash, from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). A holder of Series B Units of Holdings LLC will also be required to deliver to us an equivalent number of shares of Class B common stock to effectuate an exchange. As a holder surrenders or exchanges its Series B Units of Holdings LLC, our interest in Holdings LLC will be correspondingly increased. See “—Exchange Agreement.”

Issuance of LLC Units Upon Exercise of Options or Issuance of Other Equity Compensation

Upon the exercise of options issued by us, or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we are required to acquire from Holdings LLC a number of Series A Units of Holdings LLC equal to the number of shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of Holdings LLC or its subsidiaries, we will make, or be deemed to make, a capital contribution to Holdings LLC equal to the aggregate value of such shares of Class A common stock, and Holdings LLC will issue to us a number of Series A Units of Holdings LLC equal to the number of shares of Class A common stock we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of Holdings LLC or its subsidiaries, we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to Holdings LLC (or the applicable subsidiary of Holdings LLC) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of Holdings LLC or its subsidiaries, on each applicable vesting date we will be deemed to have sold to Holdings LLC (or such subsidiary) the number of vested shares of Class A common stock at a price equal to the market price per share, Holdings LLC (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in Holdings LLC equal to the purchase price for such shares in exchange for an equal number of Series A Units of Holdings LLC.

Maintenance of One-to-One Ratio of Shares of Class A Common Stock and LLC Units Owned by AEVEX Corp.

Our amended and restated certificate of incorporation and the LLC Operating Agreement require that (1) we at all times maintain a ratio of one Series A Unit of Holdings LLC owned by us for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities), and (2) Holdings LLC at all times maintains (i) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of Holdings LLC Interests owned by us and (ii) a one-to-one ratio between the number of shares of Class B common stock issued and outstanding and the number of LLC Units owned by LLC Unitholders (other than us) and their permitted transferees, collectively.

Transfer Restrictions

The LLC Operating Agreement generally does not permit transfers of LLC Units by members, subject to limited exceptions. Any transferee of LLC Units must assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred units, even if the transferee is not admitted as a member of Holdings LLC.

Dissolution

The LLC Operating Agreement provides that the unanimous consent of all members holding voting units are required to voluntarily dissolve Holdings LLC. In addition to a voluntary dissolution, Holdings LLC will be dissolved upon a change of control transaction under certain circumstances, as well as upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay the expenses of winding up Holdings LLC; (2) second, to pay debts and liabilities owed to creditors of Holdings LLC, other than members; (3) third, to pay debts and liabilities owed to members; and (4) fourth, to the members pro rata in accordance with their respective percentage ownership interests in Holdings LLC (as determined based on the number of LLC Units held by a member relative to the aggregate number of all outstanding LLC Units).

Confidentiality

Each member agreed to maintain the confidentiality of Holdings LLC’s confidential information. This obligation excludes information independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation or disclosures required by law or judicial process or approved by our chief executive officer.

Indemnification and Exculpation

The LLC Operating Agreement provides for indemnification of the manager, members and officers of Holdings LLC and their respective subsidiaries or affiliates. To the extent permitted by applicable law, Holdings LLC will indemnify us, as its managing member, its authorized officers, its other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

We, as the managing member, and the authorized officers and other employees and agents of Holdings LLC are not liable to Holdings LLC, its members or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud, or intentional misconduct.

Amendments

The LLC Operating Agreement may be amended with the consent of the holders of a majority in voting power of the outstanding LLC Units. Notwithstanding the foregoing, no amendment to any of the provisions that expressly requires the approval or action of certain members may be made without the consent of such members and no amendment to the provisions governing the authority and actions of the managing member or the dissolution of Holdings LLC may be amended without the consent of the managing member.

Tax Receivable Agreement

We entered into a tax receivable agreement (the “Tax Receivable Agreement”) with ATS Investment Holdings, ATS PubCo Holdings and Madison Dearborn Capital Partners VII-C, L.P. (each a “TRA Rights Holder” and, collectively, the “TRA Rights Holders”). The Tax Receivable Agreement will, among other things, provide for the payment by us to such persons of 85% of the amount of certain tax savings (calculated using certain assumptions), if any, that we actually realize as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases or exchanges of LLC Units, (ii) certain other tax attributes of Holdings LLC and its subsidiaries and the Blocker Entity that existed prior to this offering, including existing tax basis and our allocable share of existing tax basis acquired in connection with this offering and increases to such allocable share of existing tax basis, and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. We retain the benefit of the remaining 15% of these, if any. If the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment.

We expect that payments that we may make under the Tax Receivable Agreement will be substantial. For example, if we acquire all of the Class B Units held by the TRA Rights Holders in taxable transactions as of this offering, based on the public offering price of $27.00 per share and on certain other assumptions, including that (i) there are no material changes in relevant tax law and (ii) we earn sufficient taxable income in each year to realize the tax benefits subject to the Tax Receivable Agreement, we would recognize an incremental deferred tax asset of approximately $461.3 million (which will be realized over 15 years) and a noncurrent TRA liability of approximately $392.1 million. These amounts have been prepared for informational purposes only. The actual increases in tax basis with respect to future exchanges or purchases of LLC Units may differ materially from the amounts set forth above because the potential future reductions in our tax payments, as determined for purposes of the Tax Receivable Agreement, and the payment we will be required to make under the Tax Receivable Agreement, will each depend on a number of factors, including the market value of our Class A common stock at the time of the exchange or purchase, the prevailing federal tax rates applicable to us over the life of the Tax Receivable Agreement (as well as the assumed combined state and local tax rate), the amount and timing of the taxable income that we generate in the future and the extent to which future exchanges or purchases of LLC Units are taxable transactions. Payments under the Tax Receivable Agreement are not conditioned on the TRA Rights Holders’ continued ownership of an interest in Holdings LLC or us. There is no maximum term for the Tax Receivable Agreement, and the obligation to make payments to the TRA Rights Holders will terminate when all tax benefits payable to the TRA Rights Holders under the Tax Receivable Agreement have been paid in full. There may be a material negative effect on our liquidity if, as described below, the payments under the Tax Receivable Agreement exceed the actual benefits we receive in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to us by Holdings LLC are not sufficient to permit us to make payments under the Tax Receivable Agreement. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement. This summary does not purport to be complete and is qualified in its entirety by the provisions of the form of Tax Receivable Agreement, a copy of which will be filed as an exhibit in a future filing.

In addition, the TRA Rights Holders will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed by the IRS. Such amounts may reduce our future obligations, if any, under the Tax Receivable Agreement; however, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments, if any, we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. As a result, in such circumstances we could make payments to the TRA Rights Holders under the Tax Receivable Agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, which tax reporting positions will be based on the advice of our tax advisors. Any payments made by us to the TRA Rights Holders under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make payments under the Tax Receivable Agreement, such payments generally will be deferred and will accrue interest until paid. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement.

In addition, the Tax Receivable Agreement provides that (1) in the event that we breach any of our material obligations under the Tax Receivable Agreement, (2) upon certain changes of control or (3) if, with the written approval of a majority of our independent directors, we elect an early termination of the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement.

These provisions in the Tax Receivable Agreement may result in situations where the TRA Rights Holders have interests that differ from or are in addition to those of our other stockholders. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund our obligations under the Tax Receivable Agreement.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Holdings LLC to make distributions to us. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

Exchange Agreement

We entered into an exchange agreement with ATS Investment Holdings (the “Exchange Agreement”). Under the Exchange Agreement, ATS Investment Holdings (and certain permitted transferees thereof) may (subject to the terms of the Exchange Agreement) surrender its Series B Units of Holdings LLC to Holdings LLC or, at our election, exchange its Series B Units of Holdings LLC for shares of our Class A common stock on a one-for-one basis, or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). The holders of Series B Units of Holdings LLC are also required to deliver to us an equivalent number of shares of Class B common stock to effectuate an exchange. Any shares of Class B common stock so delivered will be cancelled. As a holder surrenders or exchanges its Series B Units of Holdings LLC, our interest in Holdings LLC will be correspondingly increased.

Registration Rights Agreement

We entered into a registration rights agreement with our Principal Stockholder in connection with our IPO (the “Registration Rights Agreement”). The Registration Rights Agreement provides our Principal Stockholder certain registration rights whereby, following the expiration of any lock-up period related to our IPO, our Principal Stockholder can require us to register under the Securities Act shares of Class A common stock directly or indirectly owned by it or issuable to it upon exchange of LLC Units. The Registration Rights Agreement also provides for piggyback registration rights for our Principal Stockholder. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MANAGEMENT

The following table sets forth certain information with respect to our directors and executive officers as of the date of this prospectus:

Name	Age	Position
Brian Raduenz	60	Executive Chairman
Roger Wells	53	Chief Executive Officer and Director
Todd Booth	55	Chief Financial Officer
Christi Morrison	51	Chief Legal Officer
Brett Hush	62	Senior Vice President, Tactical Systems
Michael Jackson	53	Senior Vice President, Global Solutions
Bradley Feldmann	65	Director
Matthew Klein	55	Director
Brandon Levitan	37	Director
Matthew Norton	47	Director
Benjamin Spacapan	36	Director

Brian Raduenz has served as our Executive Chairman since October 2025. Prior to his role as Executive Chairman, he served as our Chief Executive Officer since 2017. Prior to the formation of AEVEX, he served as CEO of Merlin Global Services, a leading provider of flight operations, aircraft maintenance, and aviation training support to the DoD intelligence community. During the past ten years, Mr. Raduenz led the company through significant organic growth and infrastructure development. Before joining Merlin, he served 20 years in the U.S. Air Force as a commander, flight test engineer, and program manager for a variety of manned and unmanned Intelligence, Surveillance and Reconnaissance (ISR) acquisition programs. During his first of two tours in Washington D.C., he was responsible for Pentagon post- 9/11 oversight of Remotely Piloted Aircraft (RPA) budgets. He later served as the Director of White House Presidential Contingency Programs under President George W. Bush. Mr. Raduenz’s final decade in the Air Force focused on leading government oversight of MQ-1 Predator and MQ-9 Reaper production, development, and sustainment. Since February 2025, Mr. Raduenz serves as a director on the Audit Committee and the Compensation Committee for Karman Holdings. Mr. Raduenz received his Air Force Commission and a B.S. in Electrical Engineering from the U.S. Air Force Academy. He also holds an M.S. in Electrical Engineering from the Air Force Institute of Technology, and an M.S. in Military Studies from Air University. We believe Mr. Raduenz is qualified to serve on our Board given his deep industry experience and his insight into our business as our Chief Executive Officer from 2017 to 2025.

Roger Wells has served as our Chief Executive Officer since October 2025. Mr. Wells previously served as our President since April 2025. Prior to joining the Company, Mr. Wells was Chief Operating Officer, Executive Vice President and President at Mercury Systems from 2021 to 2025, a leading provider of advanced defense electronics. Before his tenure at Mercury Systems, Mr. Wells held senior leadership positions at FLIR Systems, ICX Technologies and Northrop Grumman. At FLIR Systems, he served as Vice President and General Manager of Unmanned Systems and Integrated Solutions, where he led the development and deployment of cutting-edge unmanned technologies. His earlier roles at Northrop Grumman included serving as a Director, where he managed complex defense programs and initiatives. Mr. Wells received a B.S. in Electrical Engineering from the University of Tennessee, Knoxville and an M.S. in Systems Engineering from George Mason University. We believe Mr. Wells is qualified to serve on our Board given his deep industry experience and his insight into our business as our Chief Executive Officer.

Todd Booth has served as our Chief Financial Officer since September 2025. Prior to joining the Company, Mr. Booth held the position of Senior Vice President and Chief Financial Officer at Teledyne FLIR, a global leader in sensing solutions for defense, industrial, and commercial applications, from 2021 to 2025. Mr. Booth previously served as the Chief Financial Officer, Aerospace and Defense Electronics & Chief Operating Officer Aerospace and Defense Electronics UK for Teledyne from 2020 to 2021. Mr. Booth also served as Executive Vice President and Chief Financial Officer of 3D Systems Corporation from 2019 to 2020. Earlier in his career, he also held leadership roles at Ernst & Young and KPMG, both international professional services firms, where he developed a strong foundation in audit, risk management, and financial strategy across a range of industries including aerospace, defense, automotive, energy, and industrial automation. Mr. Booth received a B.A. in Accounting from Michigan State University.

Christi Morrison has served as our Chief Legal Officer since February 2026. Prior to joining the Company, Ms. Morrison held the position of Vice President, Deputy General Counsel and Corporate Secretary at Weatherford (NASDAQ: WFRD), a leading global energy services company, from 2022 to 2025. Prior to becoming Deputy General Counsel, Ms. Morrison held various Counsel roles since beginning at Weatherford in 2014 as Senior Corporate Counsel. Ms. Morrison also served as Vice President, General Counsel of Spark Energy in 2012 and, prior to that, Vice President - Assistant General Counsel from 2010 to 2012. Ms. Morrison received a B.A. in Psychology from Texas A&M University and a J.D. from University of Houston Law Center.

Brett Hush has served as our Senior Vice President of Tactical Systems since September 2025. Prior to joining the Company, Mr. Hush served as Executive Vice President and General Manager of Loitering Munition Systems at AeroVironment, Inc. (NASDAQ: AVAV) from 2010 to 2025. He also held the role of Vice President of the Controls Division at Teledyne Technologies, a diversified industrial conglomerate specializing in instrumentation, digital imaging, aerospace, and defense electronics, from 2006 to 2010. Mr. Hush earned a B.S. in Electrical Engineering from Clarkson University and an M.S. in Electrical Engineering from Syracuse University.

Michael Jackson has served as our Senior Vice President of Global Solutions since February 2025. Prior to joining the Company, Mr. Jackson held the position of Vice President, Strategy & Growth at Parry Labs from 2022 to 2025. Mr. Jackson previously worked for Volansi, Inc. a developer of autonomous aerial delivery drones, as Director of Flight Operations from 2019 to 2020, Vice President of Operations from 2020 to 2022 and Senior Vice President of Programs and Operations in 2022. Earlier in his career, Mr. Jackson held multiple command positions within Air Force Special Operations Command, a major command of the United States Air Force specializing in the delivery of specialized airpower and global special operations, where he served as Commander of the 27th Special Operations Group and Commander of the Joint Special Operations Air Component–Central. Mr. Jackson earned a B.S. in Political Science from the United States Air Force Academy, an M.S. in Aeronautical Sciences from Embry-Riddle Aeronautical University and an M.S. in Joint Campaign Planning and Strategy, Military Joint Operations Planning and Strategy from National Defense University.

Bradley Feldmann has served on our Board since April 2026. Mr. Feldmann has served as the Chairman and CEO of Neology, Inc., a global transportation technology company, since February 2022. Prior to joining Neology, he served as President of Cubic Corporation from 2013 to 2021, where he also served as CEO from 2014 to 2021 and Chairman of the Board from 2018 to 2021. Mr. Feldmann previously served as President of Cubic Defense Systems, Inc. from 2008 to 2013. Mr. Feldmann also previously served as Chief Operating Officer for OMNIPLEX World Services Corporation from 2007 to 2008 and President and CEO of UsProtect Corp. from 2005 to 2006. Mr. Feldmann is on the Special Security Agreement board of directors for QinetiQ, a defense technology company. Mr. Feldmann has held various executive positions at both publicly and privately owned companies and has three decades of executive leadership experience across technology, defense, transportation, security, government services and payments industries. Mr. Feldmann is a certified director by the National Association of Corporate Directors. Mr. Feldmann received a B.S. in Electrical Engineering from the U.S. Air Force Academy and an MBA from San Diego State University. We believe Mr. Feldmann is qualified to serve on our Board given his extensive leadership and industry experience in private and public institutions.

Matthew Klein has served on our Board since April 2026. Mr. Klein has served as the Executive Vice President and CFO of KEEL, a comprehensive, large scale steel fabricator, since October 2024. Prior to joining

KEEL, Mr. Klein was Executive Vice President and CFO at LinQuest from 2019 to 2024, Senior Vice President and CFO of Vectrus from 2014 to 2019, Division CFO at Exelis Systems Corporation from 2011 to 2014 and Assistant Controller at ITT Electronic Systems from 2007 to 2011. Mr. Klein received a B.S. in Accounting from Indiana University. We believe Mr. Klein is qualified to serve as a director given his extensive industry experience and financial acumen.

Brandon Levitan has served on our Board since April 2026. Mr. Levitan has been part of the MDP team since 2013, where he currently serves as a Managing Director with MDP’s Technology and Government team. He is a current board member of Axonis, Revolutional, Omni Federal, T2S Solutions and Unison. In addition, Mr. Levitan was formerly on the board of directors of LinQuest. Prior to joining MDP, Mr. Levitan co-founded Walaris, which develops software-defined, hardware-enabled autonomous situational awareness systems for counter-UAS, perimeter surveillance and critical infrastructure protection. Prior to that, Mr. Levitan worked as an analyst for Citi’s M&A group. Mr. Levitan received a B.S. in Applied Economics and Management from Cornell University and an MBA from Stanford University. We believe Mr. Levitan is qualified to serve on our Board given his technical expertise and his experience serving on the boards of technology and government services companies.

Matthew Norton has served on our Board since April 2026. Mr. Norton has been part of the MDP team since 2004, where he currently serves as a Partner and Head of MDP’s Technology & Government team. Mr. Norton is also a board member of Axonis, Revolutional, National Security Space Association (NSSA), Omni Federal, T2S Solutions, SpiderOak, Unison, Carnegie Learning, Illinois Venture Capital Association (IVCA) and Lightspeed Systems. In addition, Mr. Norton was formerly on the Boards of Directors of two public companies, Boise Cascade Company and Boise Inc., and several private companies such as Aderant, BlueCat Networks, Fieldglass, Fleet Complete, Kaufman Hall, LinQuest, LGS Innovations and NFP. Prior to joining MDP, Mr. Norton worked as an investment banking analyst at Merrill Lynch. Mr. Norton received a B.S. and an MBA from the Wharton School at the University of Pennsylvania. We believe Mr. Norton is qualified to serve on our Board given his extensive experience in technology and government investment and his service on the boards of multiple technology and defense-focused companies.

Benjamin Spacapan has served on our Board since April 2026. Mr. Spacapan has been part of the MDP team since 2021, where he currently serves as a Director with MDP’s Technology & Government team. Mr. Spacapan is also a board member of Axonis, Revolutional, Omni Federal and T2S Solutions. Prior to joining MDP, Mr. Spacapan worked as an Analyst at UBS Investment Bank and later went on to work as an Associate and Vice President on the Middle Market Private Equity team of H.I.G. Capital. Mr. Spacapan received an A.B. in Near Eastern History from Princeton University and both a J.D. and MBA from Harvard University. We believe Mr. Spacapan is qualified to serve on our Board given his investment expertise and his board service in defense and government technology.

Family Relationships

There are no family relationships between any of our executive officers or directors.

Corporate Governance

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board. Our Board is composed of seven directors. Our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of our Board. In addition, the Director Designation Agreement prohibits us from increasing or decreasing the size of our Board without the prior written consent of MDP. Our certificate of incorporation also provides that our Board is divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and bylaws, our Class I directors are Bradley Feldmann and Benjamin Spacapan and will serve until the first annual meeting of stockholders, our Class II directors re Matthew Klein and Brandon Levitan and will serve until the second annual meeting of stockholders and our Class III directors re Matthew Norton, Brian Raduenz and Roger Wells and will serve until the third annual meeting of stockholders. This classification of our Board could have the effect of increasing the length of time necessary to change the composition of a majority of the Board. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of members of the Board. In addition, our certificate of incorporation provides that our directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of stock entitled to vote thereon, voting together as a single class for so long as MDP beneficially owns 40% or more, in the aggregate, of the total number of shares of our common stock then outstanding. If MDP’s aggregate beneficial ownership falls below 40% of the total number of shares of our common stock outstanding, then our directors may be removed only for cause upon the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of stock entitled to vote thereon.

In addition, at any time when MDP has the right to designate at least one nominee for election to our Board, MDP will also have the right to have one of its nominated directors hold one seat on each Board committee, subject to satisfying any applicable stock exchange rules or regulations regarding the independence of Board committee members. The listing standards of NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

Our Board has determined that, with the exception of Brian Raduenz and Roger Wells, all other members of the Board meet the requirements to be independent directors. In making this determination, our Board considered the relationships that each such non-employee director has with AEVEX and all other facts and circumstances that our Board deemed relevant in determining their independence, including beneficial ownership of our common stock.

See “Certain Relationships and Related Party Transactions—Director Designation Agreement” for more information.

Controlled Company Status

After completion of this offering, MDP will continue to control a majority of the voting power in us. As a result, we are a “controlled company.” Under NYSE rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of its common stock:

•	it has a board of directors that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	it has a compensation committee that is composed entirely of independent directors; and

•	it has a nominating and corporate governance committee that is composed entirely of independent directors.

We do not intend to rely on this exemption currently but may do so in the future. As a result, we may not have a majority of independent directors on our Board. In addition, our Compensation and Nominating Committee may not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Board Committees

Our Board has an audit committee (our “Audit Committee”) and a compensation and nominating committee (our “Compensation and Nominating Committee”). The composition, duties and responsibilities of these committees are as set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation and Nominating Committee
Brian Raduenz
Roger Wells
Bradley Feldmann	X	X
Matthew Klein	X
Brandon Levitan		X
Matthew Norton		X
Benjamin Spacapan	X

Audit Committee

Our Audit Committee is composed of Bradley Feldmann, Matthew Klein and Benjamin Spacapan, with Matthew Klein serving as chair of the committee. We intend to comply with the audit committee requirements of the SEC and NYSE, which require that the Audit Committee be composed of at least one independent director at the closing of the IPO, a majority of independent directors within 90 days following the IPO and all independent directors within one year following the IPO. Our Board has determined that Bradley Feldmann and Matthew Klein meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of NYSE. Our Board has determined that Bradley Feldmann and Matthew Klein are “audit committee financial experts” within the meaning of SEC regulations and applicable listing standards of NYSE. The Audit Committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•

discussing on a periodic basis, or as appropriate, with management, the risks we face and our policies, programs and controls with respect to risk assessment and risk management, including our major financial risk exposures and cybersecurity risks;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•	monitoring the rotation of partners of the independent registered public accounting firm on our engagement team in accordance with requirements established by the SEC;

•	reviewing management’s report on its assessment of the effectiveness of internal control over financial reporting and any changes thereto;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt, retention, follow-up and resolution of accounting-related complaints and concerns;

•

recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

•	investigating any matters received, and reports to the Board periodically, with respect to ethics issues, complaints and associated investigations;

•	reviewing the audit committee charter and the committee’s performance at least annually;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases and scripts.

Compensation and Nominating Committee

Our Compensation and Nominating Committee is composed of Bradley Feldmann, Brandon Levitan and Matthew Norton, with Matthew Norton serving as chair of the committee. The Compensation and Nominating Committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in NYSE rules with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of NYSE;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and making recommendations to our Board with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

•	developing and recommending to our Board criteria for board and committee membership;

•

subject to the rights of MDP under the Director Designation Agreement as described in “Certain Relationships and Related Party Transactions—Director Designation Agreement,” identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

•	developing and recommending to our Board best practices and corporate governance principles;

•	developing and recommending to our Board a set of corporate governance guidelines; and

•	reviewing and recommending to our Board the functions, duties and compositions of the committees of our Board.

Risk Oversight

Our Board oversees the risk management activities designed and implemented by our management. Our Board executes its oversight responsibility for risk management both directly and through its committees. The full Board also considers specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our Board receives detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our Board delegates to the Audit Committee oversight of our risk management process. The other committees of our Board also consider and address risk as they perform their respective committee responsibilities. All committees report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the Board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation and Nominating Committee.

Code of Business Conduct and Ethics

We adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our code of business conduct and ethics is available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

EXECUTIVE COMPENSATION

We are an “emerging growth company,” as defined in the JOBS Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer for any portion of fiscal year 2025 and our next two other most highly compensated officers at the end of fiscal year 2025. Accordingly, our “Named Executive Officers” or “NEOs” are:

Name	Principal Position
Roger Wells(1)	Chief Executive Officer
Brian Raduenz(2)	Executive Chairman of the Board and Former Chief Executive Officer
Jeremy Watrous	Chief Operating Officer
Michael Jackson(3)	SVP, Global Solutions

(1)	Mr. Wells was appointed as our Chief Executive Officer, effective as of October 31, 2025.
(2)

Mr. Raduenz stepped down as our Chief Executive Officer, effective as of October 31, 2025, and was succeeded by Mr. Wells. Since such date, Mr. Raduenz transitioned to the role of Executive Chairman of the Board.

(3)	Mr. Jackson commenced employment as our SVP, Global Solutions, effective as of February 18, 2025.

Our compensation objectives have been to recruit and retain a talented team of employees to grow and develop our business, and to reward those employees for accomplishments related to our growth and development. Historically, the Board determined the compensation for (i) our Chief Executive Officer based on such factors as it deemed relevant under the circumstances and (ii) the rest of our management team based on the recommendations of our Chief Executive Officer. In setting compensation, our Chief Executive Officer and the Board did not seek to allocate long-term and current compensation, or cash and noncash compensation, in any particular percentage. Instead, they reviewed each element of compensation independently and determined the appropriate amount for each element, as discussed below. We believe that our historical compensation-setting processes have been effective for a privately held company, but we expect the Board to reevaluate our compensation-setting processes following our IPO.

Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our NEOs for the fiscal year ended December 31, 2025.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Roger Wells	2025	337,981	237,500	—	—	575,481
Chief Executive Officer
Brian Raduenz	2025	595,835	150,000	—	—	745,835
Executive Chairman	2024	550,020	—	—	—	550,020
Jeremy Watrous	2025	351,923	—	40,000	13,533	405,456
Chief Operating Officer	2024	301,539	—	50,000	11,123	362,662
Michael Jackson	2025	249,616	50,000	73,750	9,077	382,443
SVP, Global Solutions

(1)	Amounts included in this column reflect the NEO’s service fees (for Mr. Raduenz) or annual base salary earned during the fiscal year.

(2)

Amounts in this column represent (i) for Mr. Wells, the guaranteed bonus for 2025 pursuant to his offer letter, (ii) for Mr. Raduenz, incentive fees paid at the discretion of our Board pursuant to his consulting agreement and (iii) for Mr. Jackson, the one-time bonus pursuant to his offer letter.

(3)

Amounts in this column represent annual performance-based cash bonuses earned by our NEOs under the AEVEX Aerospace Incentive Compensation Plan (the “ICP”) in fiscal year 2025 and paid in the subsequent fiscal year, based on current performance levels.

(4)	Amounts in this column represent matching contributions under our 401(k) plan.

Narrative Disclosure to Summary Compensation Table

Letter Agreements with Messrs. Wells, Watrous and Jackson

Mr. Wells is party to an offer letter with us entered into on March 7, 2025, Mr. Watrous is party to a promotion letter with us entered into on July 1, 2023, which amended the terms of his original offer letter dated August 26, 2021, and Mr. Jackson is party to an offer letter with us entered into on January 21, 2025. These letter agreements with us provide for basic terms of employment, including base salary (for 2025, $475,000, $353,800 and $295,000 for Messrs. Wells, Watrous and Jackson, respectively).

Mr. Wells’ offer letter provides for a guaranteed bonus for calendar year 2025 in the amount of $237,500, $100,000 of which is payable within 30 days of his first day of employment and the remainder of which is payable no later than the end of the first quarter of 2026, in accordance with the Company’s regular annual bonus payment process. In addition, Mr. Wells’ offer letter provides that, starting in fiscal year 2026, he is eligible for cash bonus in the amount of 50% to 100% of his annual base salary based on his achievement of targets set annually in coordination with MDP. Mr. Jackson’s offer letter provides for a sign-on bonus in the amount of $50,000, payable upon his first paycheck after his start date.

Each of Messrs. Wells, Watrous and Jackson is subject to a restrictive covenants agreement. Mr. Watrous’ restrictive covenants agreement contains a non-solicitation (and, for Messrs. Wells and Jackson, non-competition) restriction during the employment term and for two years thereafter, as well as a perpetual confidentiality covenant (and, for Messrs. Wells and Jackson, perpetual non-disparagement covenant).

Consulting Agreement with Mr. Raduenz

Pursuant to a consulting agreement by and among TCFI AEVEX LLC, Radz Group II LLC and Mr. Raduenz, dated as of January 1, 2025 (the “Raduenz Consulting Agreement”), Mr. Raduenz was entitled to the following in exchange for services he provided in 2025: (i) consulting fees at a rate of $50,000 per month, and (ii) eligibility to earn an annual incentive fee as determined by the board of directors of Holdings LLC based on performance metrics specified by such board. Prior to 2025, Mr. Raduenz provided service to the Company pursuant to a consulting agreement by and among TCFI AEVEX LLC, Radz Group LLC and Mr. Raduenz, dated as of February 1, 2023, which contained substantially similar terms and conditions and provided for consulting fees at a rate of $45,835 per month. With respect to 2025, Mr. Raduenz received $150,000 in incentive fees paid at the discretion of our Board under the Raduenz Consulting Agreement. In addition, the Raduenz Consulting Agreement contains a perpetual confidentiality covenant, as well as non-solicitation and non-disparagement covenants during the consulting term and for one year thereafter.

Incentive Unit Awards

We believe that long-term equity-based compensation is an important component of our executive compensation program and that providing a significant portion of our executive officers’ total compensation package in equity-based compensation aligns the incentives of our executives with the interests of our investors and with our long-term corporate success. In furtherance of this philosophy, we established a profits interests program in 2020 under which each of our NEOs has been granted profits interests (“Incentive Units”). The

Incentive Units are intended to qualify as “profits interests” under U.S. federal income tax law and have economic characteristics similar to stock options (e.g., representing the right to share in any increase in the fair market value of Holdings LLC after their respective dates of grant). In connection with his appointment as the Chief Executive Officer, Mr. Wells received an award of 1,000,000 Incentive Units in April 2025, which award consists of 250,000 Incentive Units subject to performance-vesting and 750,000 Incentive Units subject to time-vesting. In connection with his commencement of employment as SVP, Global Solutions, Mr. Jackson received an award of 50,000 Incentive Units in April 2025, all of which are subject to time-vesting. Our other NEOs did not receive any award of Incentive Units in fiscal year 2025. Additional details regarding grants of Incentive Units made to each of our NEOs is included in the “Outstanding Equity Awards at Fiscal Year End Table” below.

Cash Incentive Bonuses under the ICP

Mr. Wells is eligible to receive a target cash bonus equal to 50% to 100% of his base salary, starting in fiscal year 2026. Mr. Raduenz was not eligible to participate in the ICP, but was instead eligible to receive an annual incentive fee at the discretion of the board of directors of Holdings LLC pursuant to the Raduenz Consulting Agreement. Mr. Raduenz did not receive an incentive fee with respect to fiscal year 2025. For fiscal year 2025, each of Messrs. Watrous and Jackson was eligible to receive a target cash bonus equal to 40% and 30%, respectively, of his base salary pursuant to the ICP (for Mr. Jackson, pro-rated for partial year of service). The performance metric for each of their bonus for fiscal year 2025 consisted solely of company performance. For purposes of the ICP for fiscal year 2025, company performance was determined by calculating the percentage of achieved profitability, as measured by Adjusted EBITDA. Actual bonus amounts received by Messrs. Watrous and Jackson in respect of fiscal year 2025 are reported in the Summary Compensation Table.

Other Benefits

We currently maintain a tax-qualified retirement savings plan intended to provide benefits under Section 401(k) of the Code. Each of Messrs. Watrous and Jackson are eligible to participate in our 401(k) plan, and receive matching contributions from us equal to a maximum of 4% of base salary.

We do not maintain a defined benefit pension plan or nonqualified deferred compensation plan.

Outstanding Equity Awards at Fiscal Year End Table

The following table shows, for each of the NEOs, all Incentive Unit awards that were outstanding as of December 31, 2025.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(2)	Number of Securities Underlying Unexercised Options (#) Unexercisable(3)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(4)	Option Exercise Price ($)(5)	Option Expiration Date
Roger Wells	4/7/2025	0	750,000	250,000	N/A	N/A
Brian Raduenz	12/30/2020	500,000	0		N/A	N/A
Jeremy Watrous	12/30/2020	150,000	0		N/A	N/A
	06/14/2022	70,000	30,000		N/A	N/A
	05/30/2023	51,667	48,333		N/A	N/A
	11/29/2023	62,500	87,500		N/A	N/A
Michael Jackson	4/1/2025	0	50,000		N/A	N/A

(1)	This table reflects information regarding time-vesting Incentive Units granted to our NEOs and performance-vesting Incentive Units granted to Mr. Wells that were outstanding as of December 31, 2025.

The Incentive Units are intended to constitute profits interests for U.S. federal income tax purposes. Despite the fact that the Incentive Units do not require the payment of an exercise price or have an expiration date but rather participate in distributions attributable to the appreciation in the fair market value of Holdings LLC, or profits of Holdings LLC, after their respective dates of grant (i.e., in excess of the respective participation threshold for such grant), they are most similar economically to stock options. Accordingly, they are classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” The Incentive Units are within the scope of ASC Topic 710.
(2)	Awards in this column represent time-vesting Incentive Units that have vested in accordance with their terms.
(3)

Awards in this column represent time-vesting Incentive Units that are unvested as of December 31, 2025. The Incentive Units granted to Mr. Wells on April 7, 2025, Mr. Watrous on June 14, 2022, May 30, 2023 and November 29, 2023 and Mr. Jackson on April 1, 2025 vest as to (i) 40% on the second anniversary of the applicable grant date and (ii) the remaining 60% in 36 equal monthly installments thereafter. The Incentive Units granted to Messrs. Raduenz and Watrous on December 30, 2020 vest as to (i) 40% on March 18, 2022 and (ii) the remaining 60% in 36 equal monthly installments thereafter, in each case, subject to each of the NEOs’ continued employment or service, as applicable, with us.

(4)

Awards in this column represent performance-vesting Incentive Units granted to Mr. Wells that are unvested as of December 31, 2025. Such performance-vesting Incentive Units will vest in full upon the date the Company has made aggregate distributions under the Holdings LLC Agreement equal to or greater than the threshold of $1,454,130,942.00 (subject to certain automatic increases), subject to Mr. Wells’ continued employment with us.

(5)

The participation threshold value for the Incentive Units equals $328,185,000, except for the Incentive Units granted to Mr. Watrous on May 30, 2023 and November 29, 2023, which have a participation threshold of $668,706,742 and $755,127,825, respectively, and the Incentive Units granted to Mr. Wells on April 7, 2025 and Mr. Jackson on April 1, 2025, which have a participation threshold of $1,116,455,583.56. The Incentive Units are not traditional options, and therefore, there is no exercise price or expiration date, but rather any vested Incentive Units participate in distributions attributable to the appreciation in the fair market value of Holdings LLC, or profits of Holdings LLC, after their respective dates of grant (i.e., in excess of the respective participation threshold for such grant).

Potential Payments Upon Termination or Change in Control

We entered into a severance agreement with each of Messrs. Wells and Watrous, dated as of March 9, 2025 and March 25, 2025, respectively (the “Wells Severance Agreement” and the “Watrous Severance Agreement,” as applicable).

The Wells Severance Agreement provides that, upon termination of Mr. Wells’ employment by us for any reason other than for “cause,” or by Mr. Wells for “good reason,” each as defined therein, subject to Mr. Wells’ execution and non-revocation of a general release of all claims in favor of us and compliance with cooperation duties, Mr. Wells will be entitled to severance consisting of (in addition to accrued benefits) (i) 12 months of continued base salary payments, (ii) a pro-rated annual bonus for the year termination occurs (if, based on actual performance as of the end of the month immediately preceding the termination date, the Company’s performance is tracking to achieve full year performance) and (iii) reimbursement of COBRA premiums for up to 12 months following such termination. The Watrous Severance Agreement provides that, upon termination of Mr. Watrous’ employment by us for any reason other than for “cause,” or by Mr. Watrous for “good reason,” each as defined therein, subject to Mr. Watrous’ execution and non-revocation of a general release of all claims in favor of us and compliance with cooperation duties, Mr. Watrous will be entitled to severance consisting of (in addition to accrued benefits) 12 months of continued base salary payments.

Each of the Wells Severance Agreement and Watrous Severance Agreement also provides that upon a termination of employment due to death or disability, each of Messrs. Wells and Watrous will be entitled to severance consisting of accrued benefits. None of our NEOs are party to any arrangements which provide for any potential payments or benefits upon a change in control, other than as described below with respect to the Incentive Units.

The incentive equity agreements pursuant to which each of the NEOs was granted Incentive Units also contain a confidentiality covenant applicable during the term of employment or engagement, as applicable, non-solicitation (and non-competition, for Messrs. Wells and Jackson) restrictions applicable during the term of employment or engagement, as applicable, and for one year thereafter, as well as perpetual non-disparagement provisions.

In addition, the time-vesting Incentive Units granted to each of the NEOs will vest in full upon the consummation of a Sale of Holdings LLC (as defined in that certain amended and restated limited liability company agreement of Holdings LLC, dated as of March 18, 2020), subject to his continued engagement or employment, as applicable, by us or any subsidiaries through such date. If the NEO’s service is terminated by us without “cause” or by such the NEO for “good reason,” each as defined therein, within 90 days before a Sale of Holdings LLC, then we will pay such NEO the following: (i) if (and only if) the NEO’s vested Incentive Units were repurchased in accordance with the terms of his incentive equity agreement prior to such Sale of Holdings LLC, an amount equal to the excess of the consideration that would have been received in respect of the vested Incentive Units held by him immediately prior to termination in such Sale of Holdings LLC if such Incentive Units were not repurchased hereunder over the consideration paid to such NEO hereunder for the repurchase of such Incentive Units and (ii) the amount the NEO would have received in respect of the unvested Incentive Units had such NEO held such unvested Incentive Units through the consummation of the Sale of Holdings LLC, in each case, with such payment being made in the same form as would have been paid in such Sale of Holdings LLC.

The consummation of this offering will not constitute a change in control for purposes of the Incentive Units.

Actions Taken in Connection with our IPO

2026 Omnibus Incentive Plan

In order to incentivize our employees and other service providers following the completion of our IPO, our Board adopted the 2026 Plan for eligible employees, consultants, and directors prior to the completion of our IPO. Our NEOs are eligible to participate in the 2026 Plan, which became effective upon the consummation of our IPO. The 2026 Plan provides for the grant of options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, and substitute awards intended to align the interests of service providers, including our NEOs, with those of our stockholders.

Securities to be Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the 2026 Plan, 9,939,345 shares of Class A common stock (the “Share Reserve”) are reserved for issuance pursuant to awards under the 2026 Plan and another 1,464,825 shares of Class A common stock are issuable upon vesting of outstanding restricted stock awards. The total number of shares reserved for issuance under the 2026 Plan will be increased annually on January 1 of each calendar year beginning in 2027 and ending and including January 1, 2036, by the lesser of (i) 3% of the aggregate number of shares of Class A common stock and Class B common stock, in each case, outstanding on December 31 of the immediately preceding calendar year and (ii) the number of shares of Class A common stock as is determined by our Board. Shares of Class A common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the 2026 Plan.

Administration

The 2026 Plan is administered by a committee of our Board (the “Committee”), except to the extent our Board does not duly authorize such Committee to administer the 2026 Plan and in which case our Board will serve as the administrator. The Committee has broad discretion to administer the 2026 Plan, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Committee may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the 2026 Plan. To the extent the 2026 Plan administrator is not the Committee, our Board will retain the authority to take all actions permitted by the administrator under the 2026 Plan. Additionally, our Board retains the right to exercise the authority of the Committee to the extent consistent with applicable law.

Eligibility

Our employees, consultants and non-employee directors, and employees and consultants of our affiliates, are eligible to receive awards under the 2026 Plan.

Non-Employee Director Compensation Limits

Under the 2026 Plan, in a single calendar year, a non-employee director may not be granted awards for such individual’s service on our Board having a value, taken together with any cash fees paid to such non-employee director, in excess of $750,000 (except that for any year in which a non-employee director (i) first commences service on our Board, (ii) serves on a special committee of our Board or (iii) serves as lead director or non-executive chair of our Board, such limit will be increased to $1,000,000). Such limits will not be applied to awards or other compensation, if any, provided to a non-employee director during any period in which such individual was an employee of us or any affiliate or was otherwise providing services to the Company or to any affiliate other than in the capacity as a non-employee director.

Types of Awards

Stock Options. We may grant stock options to eligible persons, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of common stock on the date on which the stock option is granted and the stock option must not be exercisable for longer than 10 years following the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our equity securities, the exercise price of the option must be at least 110% of the fair market value of a share of common stock on the date of grant and the option must not be exercisable more than five years from the date of grant.

Stock Appreciation Rights. A stock appreciation right (“SAR”) is the right to receive an amount equal to the excess of the fair market value of one share of common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a share of common stock on the date on which the SAR is granted. The term of a SAR may not exceed 10 years. SARs may be granted in connection with, or independent of, other awards. The Committee has the discretion to determine other terms and conditions of a SAR award.

Restricted Stock Awards. A restricted stock award is a grant of shares of common stock subject to the restrictions on transferability and risk of forfeiture imposed by the Committee. Unless otherwise determined by the Committee and specified in the applicable award agreement, the holder of a restricted stock award has rights as a stockholder, including the right to vote the shares of common stock subject to the restricted stock award or to receive dividends on the shares of common stock subject to the restricted stock award during the restriction period. In the discretion of the Committee or as set forth in the applicable award agreement, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

Restricted Stock Units. A restricted stock unit is a right to receive cash, shares of common stock or a combination of cash and shares of common stock at the end of a specified period equal to the fair market value of one share of common stock on the date of vesting. Restricted stock units may be subject to the restrictions, including on transferability and forfeitability, imposed by the Committee. If the Committee so provides, a grant of restricted stock units may provide a participant with the right to receive dividend equivalents.

Performance Awards. A performance award is an award that vests and/or becomes exercisable or distributable subject to the achievement of certain performance goals during a specified performance period, as established by the Committee. Performance awards (which include performance stock units) may be granted alone or in addition to other awards under the 2026 Plan, and may be paid in cash, shares of common stock, other property or any combination thereof, in the sole discretion of the Committee.

Stock Awards. A stock award is a transfer of unrestricted shares of common stock on terms and conditions, if any, determined by the Committee.

Dividend Equivalents. Dividend equivalents entitle a participant to receive cash, shares of common stock, other awards or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of common stock. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than stock options, SARs, restricted stock or stock awards).

Other Stock-Based Awards. Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our shares of common stock. Cash Awards. Cash awards may be granted on terms and conditions, including vesting conditions, and for consideration, including no consideration or minimum consideration as required by applicable law, as the Committee determines in its sole discretion.

Substitute Awards. In connection with an entity’s merger or consolidation with us or our acquisition of an entity’s property or stock, awards may be granted in substitution for any other award granted before the merger or consolidation by such entity or its affiliates.

Certain Transactions

If any change is made to our capitalization, such as a share split, share combination, share dividend, exchange of shares or other recapitalization, merger or otherwise, that results in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the Committee in the shares subject to an award under the 2026 Plan. The Committee will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Committee determines is appropriate in light of such transaction.

Clawback

All awards granted under the 2026 Plan will be subject to clawback, cancellation, recoupment, rescission, payback, reduction, or other similar action in accordance with any Company clawback or similar policy or any applicable law related to such actions.

Plan Amendment and Termination

Our Board or the Committee may amend or terminate any award, award agreement or the 2026 Plan at any time; however, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law. Stockholder approval will be required to make amendments that (i) increase the aggregate number of shares that may be issued under the 2026 Plan or (ii) change the classification of individuals eligible to receive awards under the 2026 Plan. The 2026 Plan will remain in effect for a period of 10 years (unless earlier terminated by our Board).

Director Compensation

Prior to the completion of our IPO, none of AEVEX Corp.’s directors received any compensation for their services as a member of the Board. AEVEX Corp. does not currently have a formal policy with respect to compensation of non-employee directors for service as directors. Following the completion of our IPO, AEVEX Corp. will implement a formal policy pursuant to which its non-employee directors will be eligible to receive compensation for service on the Board and committees of the Board.

PRINCIPAL AND SELLING SECURITYHOLDERS

The following table sets forth information about the beneficial ownership of our Class A common stock and Class B common stock as of May 29, 2026, by the following individuals or groups:

•	each person or group known to us who beneficially owns more than 5% of our Class A common stock or Class B common stock;

•	each of our directors;

•	each of our Named Executive Officers;

•	all of our directors and executive officers as a group; and

•	each of the Selling Securityholders.

The percentage ownership information shown in the table prior to this offering is based upon 56,470,333 shares of Class A common stock and 57,571,367 shares of Class B common stock outstanding as of May 29, 2026.

The number of shares of Class A common stock that are outstanding excludes:

•	57,571,367 shares of Class A common stock that may be issuable upon exercise of exchange rights held by the LLC Unitholders;

•	1,464,825 shares of Class A common stock issuable upon vesting of outstanding restricted stock awards; and

•	9,939,345 shares of Class A common stock reserved for future issuance under the 2026 Plan.

Unless otherwise noted below, the address for each beneficial owner listed on the table is 440 Stevens Ave #150 Solana Beach, California, 92075. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all Class A common stock that they beneficially own, subject to applicable community property laws. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares of Common Stock Beneficially Owned Prior to this Offering			Shares of Common Stock Beneficially Owned After this Offering Assuming no Exercise of Underwriters’ Option			Shares of Common Stock Beneficially Owned After this Offering Assuming the Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Shares of Class A Common Stock	Shares of Class B Common Stock	% of Combined Voting Power(1)	Shares of Class A Common Stock	Shares of Class B Common Stock	% of Combined Voting Power (1)	Shares of Class A Common Stock	Shares of Class B Common Stock	% of Combined Voting Power(1)
			%			%			%
Selling Securityholders and 5% Stockholders:
MDP Funds(2)	25,135,300	63,297,524	77.5%	22,858,846	57,564,830	70.5%	22,517,365	56,704,890	69.5%
FNF Holdco Corp.(3)	5,937,500	—	5.2%	5,937,500	—	5.2%	5,937,500	—	5.2%
Named Executive Officers and Directors:
Brian Raduenz(4)	958,876	—	*	958,876	—	*	958,876	—	*
Roger Wells	—	—	*	—	—	*	—	—	*
Jeremy Watrous	—	—	*	—	—	*	—	—	*
Michael Jackson	—	—	*	—	—	*	—	—	*
Bradley Feldmann	—	—	*	—	—	*	—	—	*
Matthew Klein	—	—	*	—	—	*	—	—	*
Brandon Levitan	—	—	*	—	—	*	—	—	*
Matthew Norton	—	—	*	—	—	*	—	—	*
Benjamin Spacapan	—	—	*	—	—	*	—	—	*
All current executive officers and directors as a group (11 individuals)	958,876	—	*	958,876	—	*	958,876	—	*

(1)

Each share of Class A common stock and Class B common stock entitles the registered holder thereof to one vote and each share on all matters presented to stockholders for a vote generally, including the election of directors. The Class A common stock and Class B common stock will vote as a single class on all matters except as required by law or the certificate of incorporation.

(2)

Shares of common stock beneficially owned after this offering consists of 22,694,184 shares of Class A common stock (or 22,317,667 shares of Class A common stock if the underwriters’ option is exercised in full) held directly by ATS PubCo Holdings, 164,662 shares of Class A common stock (or 199,698 shares of Class A common stock if the underwriters’ option is exercised in full) held by ATS Management Holdings, 57,153,106 shares of Class B common stock (or 56,204,406 shares of Class B common stock if the underwriters’ option is exercised in full) held by ATS Investment Holdings and 411,724 shares of Class B common stock (or 500,484 shares of Class B common stock if the underwriters’ option is exercised in full) held by ATS Management Holdings. In connection with this offering, (i) ATS PubCo Seller Holdings, LLC will receive 2,264,502 shares of Class A common stock (or 2,605,579 shares of Class A common stock if the underwriters’ option is exercised in full) from ATS PubCo Holdings for sale in this offering and ATS PubCo Holdings will sell 9,341 shares of Class A Common Stock in this offering, (ii) ATS Investment Holdings will distribute an aggregate of 5,726,157 shares of Class B common stock (or 6,585,080 shares of Class B common stock if the underwriters’ option is exercised in full) (together with Series B LLC Units) to certain of its direct and indirect equityholders, which securities will be acquired by the Company using the net proceeds from this offering, including 104,722 shares of Class B common stock (or 104,999 shares if the underwriters exercise in full their option to purchase additional shares) (together with Series B LLC Units) from our Executive Chairman Mr. Raduenz and (iii) ATS Investment Holdings will distribute 6,537 shares of Class B Common Stock and ATS PubCo Holdings will distribute 2,611 shares of Class A Common Stock, in each case to certain of their respective direct and indirect equityholders, which securities are not being sold in this offering and will remain subject to the lock-up restrictions in connection with the IPO described elsewhere in this prospectus. The securities acquired by the Company from Mr. Raduenz represent approximately 1.8% of his total economic interest in the Company held directly or indirectly through entities controlled by MDP. Mr. Raduenz intends to use the proceeds from his sale of securities to the Company to fund tax obligations. Madison Dearborn Partners, LLC (“MDP LLC”) is the sole general partner of Madison Dearborn Partners VII-B, L.P. (the “Fund VII-B GP”) and MDP VII-A&C, L.P. (the “Fund VII-A&C GP”). Fund VII-B GP is the sole general partner of Madison Dearborn Capital Partners VII-B, L.P. (“Fund VII-B”) and Madison Dearborn Capital Partners VII Executive-B, L.P. (“Fund VII Executive-B”). The sole general partner of Madison Dearborn Capital Partners VII-C, LP (“Fund VII-C”) is Fund VII-A&C GP. ATS Investment Holdings, ATS Management Holdings and ATS PubCo Holdings are controlled by Fund VII-B, Fund VII Executive-B and Fund VII-C. The principal place of business of each of MDP LLC, Fund VII-B GP, Fund VII-A&C GP, Fund VII-B, Fund VII-C and Fund VII Executive-B is 70 West Madison Street, Suite 4600, Chicago, IL 60602.
(3)

Includes 5,937,500 shares of Class A common stock held by FNF Holdco Corp. (“FNF Holdco”), a wholly-owned subsidiary of Fidelity National Financial, Inc. (“FNF”). FNF Holdco and FNF have shared voting and dispositive power over the securities, and FNF may be deemed to share beneficial ownership of the securities held by FNF Holdco. The address for FNF and the FNF Holdco Corp. is 1701 Village Center Circle, Las Vegas, NV 89134.

(4)	Includes 958,876 shares of Class A common stock issuable upon conversion of Holdings LLC Series A Preferred Units.

Except as described in the information included elsewhere in this prospectus, no affiliate of the Selling Securityholders has held any position or office with us or any of our affiliates, and the Selling Securityholders have had no other material relationship with us or any of our affiliates within the past three years other than as a result of the Selling Securityholders’ ownership of shares of equity securities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies for Approval of Related Party Transactions

We have adopted a written policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related party transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director or a director nominee’s independence in the event the related person is a director or an immediate family member of the director or director nominee;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the Audit Committee determines in good faith.

In addition, under our code of business conduct and ethics, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to be considered a related party transaction or to give rise to a conflict of interest.

All of the transactions described below were entered into prior to the adoption of our written related party transactions policy, but all were approved by our Board considering similar factors to those described above.

Amended and Restated Operating Agreement

We amended and restated Holdings LLC’s existing operating agreement, which we refer to as the “LLC Operating Agreement.” The operations of Holdings LLC and the rights and obligations of the LLC Unitholders will be set forth in the LLC Operating Agreement.

Related Party Transactions

Other than compensation and consulting arrangements for our directors and Named Executive Officers, which are described in the section entitled “Executive Compensation,” below we describe transactions since January 1, 2023 to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Registration Rights Agreement

We entered into a registration rights agreement with our Principal Stockholder. Our Principal Stockholder is entitled to request that we register their shares of capital stock on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” Our Principal Stockholder is entitled to participate in certain of our registered offerings, subject to the restrictions in the Registration Rights Agreement. We will pay expenses in connection with the exercise of these rights. The registration rights described in this paragraph apply to (1) shares of our Class A common stock held indirectly by our Principal Stockholder and its affiliates, and (2) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the Class A common stock described in clause (1) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions (“Registrable Securities”). These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act or repurchased by us or our subsidiaries. In addition, with the consent of the Company and holders of a majority of Registrable Securities, certain Registrable Securities will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

Tax Receivable Agreement

We entered into a Tax Receivable Agreement with the TRA Rights Holders, that requires us to pay such persons 85% of the amount of certain tax savings (calculated using certain assumptions), if any, that we realize (or, under certain circumstances, are deemed to realize) as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases or exchanges of LLC Units, (ii) certain other tax attributes of Holdings LLC and its subsidiaries and the Blocker Entity that existed prior to the IPO, including existing tax basis and our allocable share of existing tax basis acquired in connection with the IPO and increases to such allocable share of existing tax basis, and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. We retain the benefit of the remaining 15% of these, if any. If the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment. These payment obligations are obligations of AEVEX Corp. and not of Holdings LLC.

Director Designation Agreement

We entered into a Director Designation Agreement with MDP. The Director Designation Agreement provides MDP the right to designate to the Board a number of designees equal to at least: (i) 100% of the total number of directors comprising the Board, so long as MDP beneficially owns shares of Class A common stock representing at least 40% of the total amount of shares of Class A common stock it owns as of the date of the IPO, (ii) 40% of the total number of directors, in the event that MDP beneficially owns shares of Class A common stock representing at least 30% but less than 40% of the total amount of shares of Class A common stock it owns as of the date of the IPO, (iii) 30% of the total number of directors, in the event that MDP beneficially owns shares of Class A common stock representing at least 20% but less than 30% of the total amount of shares of Class A common stock it owns as of the date of the IPO, (iv) 20% of the total number of directors, in the event that MDP beneficially owns shares of Class A common stock representing at least 10% but less than 20% of the total amount of shares of Class A common stock it owns as of the date of the IPO and (v) one director, in the event that MDP beneficially owns shares of Class A common stock representing at least 5% of the total amount of shares of Class A common stock it owns as of the date of the IPO. In each case, MDP’s nominees must comply with applicable law and stock exchange rules. In addition, MDP shall be entitled to designate the replacement for any of its Board designees whose Board service terminates prior to the end of the director’s term, regardless of MDP’s beneficial ownership at that time. MDP shall also have the right to have its designees participate on committees of our Board proportionate to its voting power, subject to compliance with applicable law and stock exchange rules. The Director Designation Agreement also prohibits us from increasing or decreasing the size of our Board without the prior written consent of MDP. This agreement terminates at such time as MDP beneficially owns less than 5% of the shares of Class A common stock it beneficially owns as of the date of the IPO.

Indemnification of Officers and Directors

We entered into indemnification agreements with each of our executive officers and directors (collectively, the “Indemnification Agreements”). The Indemnification Agreements provide our executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. Additionally, we may enter into Indemnification Agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our officers and directors pursuant to the foregoing agreements, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Lease Arrangements

In March 2023, we entered into a lease whereby we rent two hangars in French Valley, California from an entity owned by members of our management team, including Brian Raduenz. The lease rates for these facilities were determined to be at fair market value based on market intelligence reviewed in advance of signing the leases. Total payments under the lease totaled $0.2 million, $0.3 million, and $0.3 million for the years ended December 31, 2023, 2024 and 2025, respectively. In February 2025, the buildings leased from the aforementioned entity were sold to a non-related third party and are no longer owned by related parties.

We have also entered into a contractual arrangement with an entity owned by members of our management team, including Brian Raduenz and Jeremy Watrous, to lease an aircraft in support of an internal company R&D project. Payments under this arrangement for the years ended December 31, 2023, 2024 and 2025 totaled $0.1 million, $0.3 million and $0.3 million respectively. The original lease term was 1-year with automatic 6-month renewal options thereafter. Subsequent to December 31, 2025, we and the entity agreed that the lease term will expire on March 31, 2026 but shall automatically renew for successive 6-month terms, unless either party provides written termination notice.

Loan Authorization Agreement

On October 9, 2025, a wholly owned subsidiary of ours entered into a loan authorization agreement with the Bank of Montreal from which we may from time to time request loans and letters of credit in an aggregate principal amount of $60 million (the “Loan Authorization Agreement”). The loans are payable on demand and we have 15 days to honor any demand for payment. Further, the availability of loans and letters of credit will automatically terminate on demand. We may make principal payments on the loans at any time and in any amount without premium or penalty. Interest on the loans is computed at a variable rate, which may change daily, and is payable quarterly. The loans are guaranteed by funds affiliated with our Principal Stockholder. During November and December 2025, we borrowed $20 million under the Loan Authorization Agreement. Subsequently, during December 2025, the Company repaid the $20 million previously borrowed under the Loan Authorization Agreement. Immediately following the closing of the IPO on April 20, 2026, the $60 million Loan Authorization Agreement was terminated effective April 21, 2026.

Unit Purchase Agreement

On February 9, 2026, Holdings LLC entered into a Unit Purchase Agreement with Radz Capital AEVEX Holdings Inc., pursuant to which Holdings LLC issued 14,067 Series A Preferred Units under the Limited Liability Company Agreement of Holdings LLC for aggregate cash proceeds of approximately $14.1 million. The transaction closed during February 2026. On March 12, 2026, Holdings LLC entered into a Unit Purchase Agreement with Radz Capital AEVEX Holdings Inc., pursuant to which Holdings LLC issued 1,275 Series A Preferred Units under the Limited Liability Company Agreement of Holdings LLC for aggregate cash proceeds of approximately $1.3 million. The transaction closed during March 2026. Brian Raduenz, our Executive Chairman, is the President of Radz Capital AEVEX Holdings, Inc. In connection with our IPO, the 115,342 of the Company’s Series A Preferred Units outstanding prior to the Organizational Transactions were, in accordance with their terms, converted into 7,208,876 shares of AEVEX Corp. Class A common stock at a conversion price based on 80% of the IPO price. See Note 18, “Subsequent Events—Series A Preferred Units” to the audited consolidated financial statements included elsewhere in this prospectus.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material provisions relating to our material indebtedness. The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the corresponding agreement or instrument, including the definitions of certain terms therein that are not otherwise defined in this prospectus. You should refer to the relevant agreement or instrument for additional information, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Credit Facilities

On March 18, 2020 (which, for purposes of this section, will be referred to as the “Closing Date”), the Borrower, entered into the Credit Agreement. The Credit Agreement provides for (i) a senior secured initial term loan facility in an original aggregate principal amount of $145 million, (ii) a senior secured incremental term loan facility in an original aggregate principal amount of $55 million, (iii) a senior secured initial delayed draw term loan facility with commitments in an original aggregate principal amount of $30 million, (iv) a senior secured 2020 incremental delayed draw term loan facility with commitments in an original aggregate principal amount of $45 million, and (v) a senior secured 2021 incremental delayed draw term loan facility with commitments in an original aggregate principal amount of $50 million (collectively, the “Existing Term Loan Facility”). The Credit Agreement also provides for a super priority senior secured revolving credit facility in an aggregate principal amount of $25 million (the “Existing Revolving Credit Facility” and, together with the Existing Term Loan Facility, the “Existing Credit Facilities”). The Existing Revolving Credit Facility includes a $5 million sublimit for the issuance of letters of credit. As of December 31, 2025, we had $259 million outstanding under the Existing Term Loan Facility and $0 outstanding under the Existing Revolving Credit Facility. The Existing Term Loan Facility matures on March 18, 2028. Borrowings, if any, under the Existing Revolving Credit Facility mature on March 18, 2028.

The Existing Term Loan Facility bear interest at a rate equal to (i) 5.00% plus the Base Rate equal to the highest of (w) the prime rate, (x) the Federal funds open rate plus 0.50% per annum and (y) a daily Term SOFR rate based on an interest period of one month plus 1.00% per annum or (ii) Term SOFR plus 6.00% per annum subject to a 1.00% Term SOFR floor. The Existing Revolving Credit Facility bears interest at a rate as set forth in the grid below that corresponds to the most recent first lien net leverage ratio calculation.

First Lien Net Leverage Ratio	Term SOFR Rate Loans	Base Rate Loans
≥3.50x	4.00%	3.00%
<3.50x	3.75%	2.75%

In addition to paying interest on loans outstanding under the Existing Term Loan Facility and the Existing Revolving Credit Facility, we are required to pay a commitment fee of 0.50% per annum of unused commitments under the Existing Revolving Credit Facility. We are required to pay customary fronting, issuance, and administrative fees for the issuance of letters of credit.

Voluntary Prepayments

We may voluntarily prepay without premium or penalty, in whole or in part, subject to minimum amounts and certain notice requirements, the Existing Credit Facilities.

Mandatory Prepayments

The Credit Agreement requires us to prepay, subject to certain exceptions, the Term Loan (i) with a portion of our excess cash flow in an amount ranging from 0% to 50% of excess cash flow depending on our first lien net leverage ratio, (ii) with 100% of the net cash proceeds of certain asset sales and dispositions, subject to certain reinvestment rights, and (iii) with 100% of the proceeds from certain debt issuances, in each case, subject to certain exceptions.

Final Maturity and Amortization

The Existing Term Loan Facility and the Existing Revolving Credit Facility will each mature on March 18, 2028. The Existing Term Loan Facility requires quarterly amortization payments equal to approximately 0.25% of the original principal amount of the Existing Term Loan Facility. The Existing Revolving Credit Facility does not amortize.

Guarantors

All obligations under the Credit Agreement are required to be guaranteed by certain of our existing and future direct and indirect material wholly owned domestic restricted subsidiaries, other than certain excluded subsidiaries.

Security

All obligations under the Credit Agreement are secured, subject to permitted liens and other customary exceptions set forth in the Credit Agreement and relevant security documents, by a first priority perfected security interest in substantially all of our and the guarantors’ personal property.

Certain Covenants, Representations and Warranties

The Credit Agreement contains customary representations and warranties, affirmative covenants, reporting obligations, and negative covenants. The negative covenants restrict our ability, among other things, to (subject to certain exceptions set forth in the Credit Agreement):

•	incur additional indebtedness or other contingent obligations;

•	create liens;

•	make investments, acquisitions, loans, and advances;

•	consolidate, merge, liquidate, or dissolve;

•	sell, transfer, or otherwise dispose of its assets, including capital stock of any subsidiaries;

•	pay dividends on its equity interests or make other payments in respect of capital stock;

•	engage in transactions with its affiliates;

•	make prepayments in respect of certain debt;

•	modify organizational documents in a manner that is materially adverse to the lenders under the Credit Agreement;

•	with respect to Athena Technology Solutions Purchaser, LLC, modify its holding company status; and

•	enter into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions.

Financial Covenants

The Credit Agreement requires the Borrower to maintain a first lien net leverage ratio, determined in accordance with the terms of the Credit Agreement, of no greater than 9.00:1.00. As of September 30, 2025, the Borrower was in compliance with the financial covenant in the Credit Agreement.

Events of Default

The lenders under the Credit Agreement are permitted to accelerate the loans and terminate commitments thereunder or exercise other remedies upon the occurrence of certain customary events of default, subject to certain grace periods and exceptions. These events of default include, among others, payment defaults, cross- defaults to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, certain events of bankruptcy, material judgments, material defects with respect to lenders’ perfection on the collateral and changes of control, none of which are expected to be triggered by this offering.

In connection with the completion of our IPO and the New Credit Facilities, we repaid all of our outstanding borrowings under the Credit Agreement. See “Use of Proceeds.”

New Credit Facilities

On April 20, 2026 we entered into the New Credit Agreement, which provides for facilities in an aggregate principal amount of $375.0 million, consisting of: (i) a Term Loan Facility with an aggregate principal amount of $100 million, (ii) a senior secured Delayed Draw Term Loan Facility with an aggregate principal amount of $75.0 million and (iii) a Revolving Credit Facility with an aggregate principal amount of $200.0 million, which includes a sublimit for the issuance of letters of credit in an amount up to $40.0 million and a sublimit for swingline loans in an amount up to $30.0 million.

Borrowings under the Revolving Credit Facility and the Delayed Draw Term Loan Facility may vary significantly from time to time depending on our cash needs at any given time. The Revolving Credit Facility is expected to be undrawn at the closing of this offering. The Delayed Draw Term Loan Facility is not expected to be borrowed at the closing of this offering. The borrowing under the Term Loan Facility occurred on April 20, 2026 and amounts borrowed under the Term Loan Facility cannot be reborrowed. See “Description of Certain Indebtedness.”

Interest Rates and Fees

Each of the Term Loan Facility, Revolving Credit Facility and Delayed Draw Term Loan Facility bears interest at a rate equal to SOFR plus an applicable rate of 2.25% to 3.00% (depending on the secured net leverage ratio of the Borrower and its restricted subsidiaries) for Term SOFR Loans and 1.25% to 2.00% (depending on the secured net leverage ratio of the Borrower and its restricted subsidiaries) for Base Rate Loans.: The grid below sets out the applicable rate for Term SOFR and Base Rate loans, respectively:

Secured Net Leverage Ratio	Term SOFR	Base Rate
≥2.50:1.00	3.00%	2.00%
< 2.50:1.00 and ≥ 2.00:1.00	2.75%	1.75%
< 2.00:1.00 and ≥ 1.50:1.00	2.50%	1.50%
< 1.50: 1.00	2.25%	1.25%

A commitment fee equal to 0.50% until delivery of a compliance certificate with respect to the first full fiscal quarter ending after the effective date of the New Credit Agreement, and thereafter, as set forth in the grid below that corresponds to the most recent secured net leverage ratio calculation shall apply on the unused commitments under the Revolving Credit Facility:

Secured Net Leverage Ratio	Commitment Fee Rate
> 1.50:1.00	0.50%
≤ 1.50 and > 1.00:1.00	0.375%
≤ 1.00:1.00	0.25%

Voluntary Prepayments

We may voluntarily prepay without premium or penalty, in whole or in part, subject to minimum amounts and certain notice requirements, the New Credit Facilities.

Mandatory Prepayments

The New Credit Agreement requires us to prepay, subject to certain exceptions, the Term Loan Facility and the Delayed Draw Term Loan Facility (to the extent funded), (i) with 100% of the net cash proceeds of certain asset sales and dispositions, subject to certain reinvestment rights, and (ii) with 100% of the proceeds from certain debt issuances, in each case, subject to certain exceptions.

Final Maturity and Amortization

The New Credit Facilities will mature on April 20, 2031. The Revolving Credit Facility will not amortize. The Term Loan Facility and the Delayed Draw Term Loan Facility (to the extent funded) will amortize in equal quarterly installments, commencing with the last day September 30, 2026, in aggregate annual amounts according to the following amortization schedule:

Payment Dates	Annual Amortization Amount (percent of principal)
Year 1	2.50%
Year 2	2.50%
Year 3	7.50%
Year 4	7.50%
Year 5	10.00%

Guaranty and Security

The New Credit Agreement is guaranteed by certain of our wholly-owned domestic subsidiaries and secured by substantially all of our assets and the assets of certain of our subsidiaries, in each case, subject to customary exceptions.

Certain Covenants, Representations and Warranties

The New Credit Facilities contain customary representations and warranties, affirmative covenants, reporting obligations, and negative covenants. The covenants restrict our ability, among other things, to (subject to certain exceptions set forth in the New Credit Agreement):

•	incur additional indebtedness or other contingent obligations;

•	create liens;

•	make investments, acquisitions, loans, and advances;

•	consolidate, merge, liquidate, or dissolve;

•	sell, transfer, or otherwise dispose of assets, including capital stock of any subsidiaries;

•	pay dividends on its equity interests or make other payments in respect of capital stock;

•	engage in transactions with affiliates;

•	make voluntary prepayments in respect of certain debt;

•	with respect to Athena Technology Solutions Purchaser, LLC, modify its holding company status; and

•	enter into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions.

Financial Covenants

In addition, the New Credit Facilities require us to comply with the following financial covenants (subject to certain equity cure rights):

•

Commencing with the fiscal quarter ending September 30, 2026, maintain a maximum total net leverage ratio not to exceed 3.50 to 1.00 (provided that (a) after June 30, 2029, the total net leverage ratio shall not exceed 3.00 to 1.00 for any test period and (b) the maximum total net leverage ratio shall temporarily increase by 0.50 during the four fiscal quarters following the consummation of a material acquisition), in each case, tested as of the last day of each fiscal quarter; and

•

Commencing with the fiscal quarter ending September 30, 2026, maintain a minimum interest coverage ratio for any period, of not less than 3.00 to 1.00, tested as of the last day of each fiscal quarter.

Events of Default

The New Credit Facilities are also expected to contain customary events of default, including, among others: (i) failure to pay principal, interest, fees or other amounts under the New Credit Facilities when due, taking into account any applicable grace period; (ii) any representation or warranty proving to have been incorrect in any material respect when made; (iii) failure to perform or observe covenants or other terms of the New Credit Facilities subject to certain grace periods; (iv) a cross default with respect to other material indebtedness; (v) bankruptcy and insolvency events; (vi) a “change of control” and (vii) the invalidity or impairment of any loan document or any security interest.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation (our “certificate”) and our amended and restated bylaws (our “bylaws”). The following description may not contain all of the information that is important to you. To understand the material terms of our Class A common stock, you should read our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

General

Our certificate authorizes capital stock consisting of:

•	1,000,000,000 shares of Class A common stock, par value $0.0001 per share;

•	200,000,000 shares of Class B common stock, par value $0.0001 per share; and

•	50,000,000 shares of preferred stock, with a par value per share that may be established by the Board in the applicable certificate of designations.

Upon completion of this offering, we expect to have 56,470,333 shares of Class A common stock outstanding (or 57,329,256 shares if the underwriters exercise in full their option to purchase additional shares).

The following summary describes the material provisions of our capital stock and is qualified in its entirety by reference to the certificate and our bylaws and to the applicable provisions of the DGCL. We urge you to read our certificate and our bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our certificate and our bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock will vote together with holders of our Class B common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our certificate of incorporation described below or as otherwise required by applicable law or the certificate.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock.

Class B Common Stock

Holders of shares of our Class B common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our certificate of incorporation described below or as otherwise required by applicable law or the certificate.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation or the sale of all or substantially all of our assets. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Any amendment of our certificate of incorporation that gives holders of our Class B common stock (1) any rights to receive dividends or any other kind of distribution, (2) any right to convert into or be exchanged for Class A common stock or (3) any other economic rights will require, in addition to stockholder approval, the affirmative vote of holders of our Class A common stock voting separately as a class.

As of the date of this prospectus, LLC Unitholders own 100% of our outstanding Class B common stock.

Preferred Stock

As of the date of this prospectus, we have no shares of preferred stock outstanding.

Under the terms of our certificate, our Board is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Forum Selection

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the state or federal court located in the State of Delaware with jurisdiction) will, to the fullest extent permitted by law, be the sole and exclusive forum for any state court action for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, employees or stockholders to us or our stockholders, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above; provided, however, that stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Additionally, the forum selection clause in our certificate of incorporation may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our amended and restated bylaws provide that the federal district courts of the United States of America will, unless consented to in writing and to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

See “Risk Factors—Risks Related to Our Class A Common Stock and This Offering—Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.”

Anti-Takeover Provisions

Our certificate, bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize stockholder value in connection with any unsolicited offer to acquire us. In certain instances outlined below, these provisions do not take effect until MDP’s beneficial ownership of our Class A common stock drops below a certain percentage. As a result, the anti-takeover effect of these provisions is expected to increase over time as MDP’s beneficial ownership decreases. In each instance, these changes will occur automatically pursuant to the terms of our certificate and bylaws and without further action by our Board or stockholders upon MDP’s ownership crossing the applicable thresholds. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders.

These provisions include:

Classified Board. Our certificate provides that our Board is divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of the directors will have the effect of making it more difficult for stockholders to change the composition of our Board. Our certificate also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Our Board has seven members.

Stockholder Action by Written Consent. Our certificate precludes stockholder action by written consent at any time when MDP controls, in the aggregate, less than 35% in voting power of our outstanding common stock.

Special Meetings of Stockholders. Our certificate and bylaws provide that, except as required by law, special meetings of our stockholders may be called at any time only by or at the direction of our Board or the chair of our Board; provided, however, at any time when MDP controls, in the aggregate, at least 35% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by our Board or the chair of our Board at the request of MDP. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of us.

Advance Notice Procedures. Our bylaws establish advance notice procedures for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board or a committee of our Board, and provided, however, that at any time when MDP controls, in the aggregate, at least 10% of the voting power of the stock of the Company entitled to vote generally in the election of directors, such advance notice procedure will not apply to MDP. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give our Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us. These provisions do not apply to nominations by MDP pursuant to the Director Designation Agreement. See “Certain Relationships and Related Party Transactions—Director Designation Agreement” for more details with respect to the Director Designation Agreement.

Removal of Directors; Vacancies. Our certificate provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when MDP controls less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon, voting together as a single class. In addition, our certificate provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when MDP beneficially owns, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on our Board that results from an increase in the number of directors and any vacancy occurring on our Board may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).

Supermajority Approval Requirements. Our certificate and bylaws provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate. For as long as MDP controls, in the aggregate, at least 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when MDP controls, in the aggregate, less than 40% in voting power of our outstanding shares of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate requires a greater percentage.

Our certificate provides that at any time when MDP beneficially owns, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our certificate may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% (as opposed to a majority threshold that would apply if MDP beneficially owns, in the aggregate, 40% or more) in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

•	the provision establishing the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation;

•	the provision establishing the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to stock exchange rules. These additional shares of capital stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares of capital stock to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations. We are not subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (1) before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares.

We have opted out of Section 203; however, our certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation provides that MDP, and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry director and officer liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that are included in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Corporate Opportunity Doctrine

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our certificate provides that, to the fullest extent permitted by law, none of MDP or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or its, his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that MDP or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of AEVEX Corp. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of AEVEX Corp. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares of capital stock as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares of capital stock at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Equiniti Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219 and its phone number is 651-328-4405.

Listing

We have listed our Class A common stock on NYSE under the trading symbol “AVEX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the IPO, there was no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market (including shares of our Class A common stock issuable upon redemption or exchange of LLC Units), or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the prevailing market price of our Class A common stock from time to time. The number of shares available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our Class A common stock in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our Class A common stock. These factors could also make it more difficult for us to raise funds through future offerings of Class A common stock or other equity or equity-linked securities.

Sale of Restricted Shares

Upon completion of this offering, we will have 56,470,333 shares of Class A common stock outstanding (or 57,329,256 shares if the underwriters exercise in full their option to purchase additional shares). Of these shares of Class A common stock, the 18,400,000 shares of Class A common stock that were sold in the IPO are, and the 8,000,000 shares of Class A common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act (“Rule 144”), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 30,070,333 shares of Class A common stock (or 87,641,700 shares of Class A common stock, including shares of Class A common stock issuable upon redemption or exchange of the LLC Units, as described below) will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of Class A common stock that will be outstanding upon completion of this offering will be available for sale in the public market after the expiration of market stand-off agreements with us and the lock-up agreements described in “Underwriting,” taking into account the provisions of Rules 144 and 701 under the Securities Act.

In addition, pursuant to the Exchange Agreement, the LLC Unitholders, including our Principal Stockholder, may from time to time after the consummation of this offering, exchange their LLC Units for shares of Class A common stock on a one-for-one basis, or, at our election, for cash, from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). The LLC Unitholders will also be required to deliver to us a number of shares of Class B common stock equivalent to the number of shares of Class A common stock being exchanged to effectuate an exchange. Any shares of Class B common stock so delivered will be cancelled. Upon consummation of this offering, the LLC Unitholders hold 57,571,367 LLC Units, all of which will be exchangeable for shares of our Class A common stock or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we entered into a Registration Rights Agreement with our Principal Stockholder that requires us to register these shares of Class A common stock, subject to certain conditions. See “—Registration Rights” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Under the terms of the LLC Operating Agreement, except pursuant to a valid exchange under the terms of the Exchange Agreement, all of the LLC Units will be subject to restrictions on disposition.

Rule 144

Persons who became the beneficial owner of shares of our Class A common stock prior to the IPO may not sell their shares until the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our Class A common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of Class A common stock that does not exceed the greater of either of the following:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 564,703 shares immediately after this offering, based on the number of shares of our Class A common stock outstanding after completion of this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our Class A common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our Class A common stock after this offering.

Rule 701

In general, under Rule 701, any of our employees, directors or officers who acquired shares from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of the IPO are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of the IPO prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with the holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.

Stock Plans

We filed a registration statement on Form S-8 under the Securities Act to register shares of our Class A common stock issued or reserved for issuance under the 2026 Plan, which automatically became effective upon filing with the SEC, and may file such additional registration statements in the future. Accordingly, shares of Class A common stock registered under such registration statement are available for sale in the open market unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

In connection with the IPO, we, each of our officers and directors and substantially all of our pre-IPO securityholders, including the Selling Securityholders, agreed that, without the prior written consent of any two of the representatives of the underwriters for the IPO, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any of the shares of Class A common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock, including LLC Units, during the period beginning on April 16, 2026 and continuing through October 13, 2026. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.” Any two of the representatives of the underwriters for the IPO may, in their discretion, release all or any portion of the securities subject to these lock-up agreements. See “Underwriting.”

In connection with this offering, the representatives of the several underwriters in the IPO have agreed to waive the foregoing lock-up restrictions (i) with respect to the issuance and sale of up to 6,585,080 shares of Class A common stock by us in this offering and the related sale to us by equityholders of ATS Investment Holdings of up to 6,585,080 shares of Class B common stock (together with an equal number of Series B LLC Units), including up to 104,999 of such securities by our Executive Chairman Brian Raduenz, (ii) with respect to the sale of up to 2,614,920 shares of Class A common stock by the Selling Securityholders in this offering, and (iii) to permit the filing of the registration statement of which this prospectus forms a part. The release of shares is limited to the number of shares actually sold in this offering (including pursuant to the underwriters’ option to purchase additional shares).

Following the lock-up periods set forth in the agreements described above, and assuming that at least two of the three representatives do not further release any parties from these agreements, all of the shares of our Class A common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights Agreement

We entered into a Registration Rights Agreement with our Principal Stockholder in connection with the IPO. The Registration Rights Agreement provides our Principal Stockholder certain registration rights whereby, following our IPO and the expiration of any related lock-up period, our Principal Stockholder can require us to register under the Securities Act shares of Class A common stock (including shares issuable to it upon exchange of its LLC Units). The Registration Rights Agreement also provides for piggyback registration rights for our Principal Stockholder. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of certain material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax consequences relating thereto. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated or proposed thereunder (the “Treasury Regulations”), judicial decisions and published rulings, and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders who purchase our Class A common stock pursuant to this offering and who hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions (except to the extent specifically set forth below);

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities, commodities or currencies;

•	persons that elect to use a mark-to-market method of accounting for their holdings in our Class A common stock;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	pass-through entities other than partnerships (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own or have owned (actually or constructively) more than five percent of our capital stock (except to the extent specifically set forth below);

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken in account in an “applicable financial statement” (as defined in Section 451(b)(3) of the Code);

•	“qualified foreign pension funds” (within the meaning of Section 897(l)(2) of the Code) and entities, all of the interests of which are held by qualified foreign pension funds; and

•	tax-qualified retirement plans.

In addition, this discussion does not address the tax treatment of partnerships (or other entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold our Class A common stock through such partnerships. If any entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the U.S. federal income tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership, and disposition of our Class A common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “United States person” (as defined below) nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. For purposes of this discussion, a “United States person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are under the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes generally will constitute a non-taxable return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess amounts generally will be treated as capital gains from the sale or exchange of such shares and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding, and Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)), dividends paid to a Non-U.S. Holder of our Class A common stock will generally be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided that the Non-U.S. Holder furnishes to the applicable withholding agent prior to the payment of the dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation or successor form) certifying qualification for the lower treaty rate). Such Non-U.S. Holder will be required to update such forms and certifications, as applicable, from time to time as required by law. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, such Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), such Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above if such Non-U.S. Holder satisfies applicable certification and disclosure requirements. To claim the exemption, such Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Such Non-U.S. Holder will be required to update such forms and certifications, as applicable, from time to time as required by law. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different treatment.

Any such effectively connected dividends will generally be subject to U.S. federal income tax on a net-income basis at the regular graduated rates generally applicable to “United States persons” (as defined in the Code). A Non-U.S. Holder that is a corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different treatments.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our Class A common stock constitutes a U.S. real property interest (a “USRPI”), by reason of our status as a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period preceding the Non-U.S. Holder’s disposition of our Class A common stock and (2) the Non-U.S. Holder’s holding period for our Class A common stock. Generally, a domestic corporation is a USRPHC if, on any applicable determination date, the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus certain other business assets.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates generally applicable to a United States person. A Non-U.S. Holder that is a corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain realized from the sale or other taxable disposition of our Class A common stock, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder for the applicable taxable year (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded on an established securities market,” as defined by applicable Treasury Regulations, during the calendar year in which the taxable disposition occurs, and such Non-U.S. Holder owned, actually and constructively, five percent or less of our Class A common stock throughout the shorter of (1) the five-year period ending on the date of the sale or other taxable disposition or (2) the Non-U.S. Holder’s holding period. No assurance can be provided that our Class A common stock will be considered regularly traded on an established securities market at all times for purposes of the rules described above. If we are or were to become a USRPHC and our Class A common stock were not considered to be “regularly traded” on an established securities market during the calendar year in which the relevant disposition by a Non-U.S. Holder occurs, then the foregoing exception would not apply and such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our Class A common stock and a 15% U.S. federal withholding tax would apply to the gross proceeds from such disposition.

The determination of whether a Non-U.S. Holder owns (actually and constructively) 5% or less of our Class A common stock and the potential application of the “regularly traded” exception is complex and subject to uncertainty. Non-U.S. Holders should consult their tax advisors regarding such determination, the consequences of these rules on their investment, and potentially applicable income tax treaties that may provide for different treatment.

Information Reporting and Backup Withholding

Payments of distributions on our Class A common stock to a Non-U.S. Holder generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (or other applicable or successor form), or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers by a Non-U.S. Holder generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of our Class A common stock may be subject to backup withholding at a rate currently equal to 24.1% of the gross proceeds of such distribution, sale, or taxable disposition. Proceeds of a sale or other taxable disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be claimed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their tax advisors regarding information reporting and backup withholding.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under FATCA and other administrative guidance issued thereunder, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the discussion of certain proposed Treasury Regulations below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) if the foreign entity is not a “foreign financial entity,” the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each direct and indirect substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise establishes that it qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the Code, applicable Treasury Regulations, and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from a sale or other disposition of our Class A common stock, the U.S. Department of the Treasury has released proposed regulations (which may be relied upon by taxpayers until final regulations are issued) that eliminate FATCA withholding on gross proceeds. We will not pay additional amounts or “gross up” payments to Non-U.S. Holders as a result of any withholding or deduction for taxes imposed under FATCA. Under certain circumstances, certain Non-U.S. Holders might be eligible for refunds or credits of such taxes. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

We, the Selling Securityholders and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered by us. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman Sachs & Co. LLC, BofA Securities, Inc. and Jefferies LLC are the representatives of the underwriters (the “Representatives”).

Underwriters	Number of Shares of Class A Common Stock
Goldman Sachs & Co. LLC	2,176,001
BofA Securities, Inc.	1,642,667
Jefferies LLC	1,642,667
J.P. Morgan Securities LLC	746,667
RBC Capital Markets, LLC	597,333
Robert W. Baird & Co. Incorporated	373,333
William Blair & Company, L.L.C.	298,667
Raymond James & Associates, Inc.	261,333
Needham & Company, LLC	149,333
Academy Securities, Inc.	37,333
Capital One Securities, Inc.	37,333
PNC Capital Markets LLC	37,333

Total	8,000,000

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares of Class A common stock covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 858,923 and 341,077 shares of Class A common stock from us and the Selling Securityholders, respectively, at the public offering price less the underwriting discounts and commissions. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the Selling Securityholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,200,000 additional shares of Class A common stock from us and the Selling Securityholders.

Paid by Us

	No Exercise	Full Exercise
Per Share	$1.0125	$1.0125
Total	$5,797,733.96	$6,667,394.06

Paid by the Selling Securityholders

	No Exercise	Full Exercise
Per Share	$1.0125	$1.0125
Total	$2,302,266.04	$2,647,605.94

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover page of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $0.6075 per share from the public offering price. After the initial offering of the shares of Class A common stock, the Representatives may change the offering price and the other selling terms. The offering of the shares of Class A common stock by the underwriters is subject to their receipt and acceptance of the shares of Class A common stock being offered and subject to the underwriters’ right to reject any order in whole or in part.

In connection with the IPO, we and our officers, directors and substantially all of our pre-IPO securityholders, including the Selling Securityholders, agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our and their Class A common stock or LLC Units or securities convertible into or exchangeable for shares of Class A common stock or LLC Units during the period beginning on April 16, 2026 and continuing through October 13, 2026, except with the prior written consent of at least two of the three representatives of the underwriters of the IPO. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

In connection with this offering, the representatives of the several underwriters in the IPO have agreed to waive the foregoing lock-up restrictions (i) with respect to the issuance and sale of up to 6,585,080 shares of Class A common stock by us in this offering and the related sale to us by equityholders of ATS Investment Holdings of up to 6,585,080 shares of Class B common stock (together with an equal number of Series B LLC Units), including up to 104,999 of such securities by our Executive Chairman Brian Raduenz, (ii) with respect to the sale of up to 2,614,920 shares of Class A common stock by the Selling Securityholders in this offering, and (iii) to permit the filing of the registration statement of which this prospectus forms a part. The release of shares is limited to the number of shares actually sold in this offering (including pursuant to the underwriters’ option to purchase additional shares).

Our Class A common stock is listed on NYSE under the symbol “AVEX.”

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of Class A common stock from us or the Selling Securityholders or purchasing shares of Class A common stock in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase shares of Class A common stock in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the Representatives have repurchased shares of Class A common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

We have retained Solebury Capital LLC (“Solebury”), an affiliate of PNC Capital Markets LLC, to act as a financial adviser in connection with our preparation for this offering. We have agreed to pay a fee to Solebury in an amount of up to 4.5% of the underwriting discounts and commissions received by the underwriters for their service in connection with this offering.

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2.0 million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $45,000.

We and the Selling Securityholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares of Class A common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of Class A common stock which have been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares of Class A common stock may be offered to the public in that Relevant State at any time:

(i) to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;

(ii) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of Representatives for any such offer; or

(iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of Class A common stock shall require us or any of the Representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression “offer to the public” in relation to the shares of Class A common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No shares of Class A common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of Class A common stock which has been approved by the Financial Conduct Authority, except that the shares of Class A common stock may be offered to the public in the United Kingdom at any time:

(iv) to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(v) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or

(vi) in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares of Class A common stock shall require the issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of Class A common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

This prospectus has not been approved by an authorised person in the U.K. This prospectus is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”); (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Promotion Order; (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities that may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

Canada

The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions, and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948 of Japan, as amended, the “FIEA”), and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIFA and any other applicable laws, regulations and ministerial guidelines of Japan.

Brazil

THE OFFER AND SALE OF THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE BRAZILIAN SECURITIES COMMISSION (COMISSÃO DE VALORES MOBILIÁRIOS, OR “CVM”) AND, THEREFORE, WILL NOT BE CARRIED OUT BY ANY MEANS THAT WOULD CONSTITUTE A PUBLIC OFFERING IN BRAZIL UNDER CVM RESOLUTION NO 160, DATED 13 JULY 2022, AS AMENDED (“CVM RESOLUTION 160”) OR UNAUTHORIZED DISTRIBUTION UNDER BRAZILIAN LAWS AND REGULATIONS. THE SECURITIES MAY ONLY BE OFFERED TO BRAZILIAN PROFESSIONAL INVESTORS (AS DEFINED BY APPLICABLE CVM REGULATION), WHO MAY ONLY ACQUIRE THE SECURITIES THROUGH A NON-BRAZILIAN ACCOUNT, WITH SETTLEMENT OUTSIDE BRAZIL IN NON-BRAZILIAN CURRENCY. THE TRADING OF THESE SECURITIES ON REGULATED SECURITIES MARKETS IN BRAZIL IS PROHIBITED.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

The shares of Class A common stock are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Center

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the issuance of our Class A common stock offered in this prospectus will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with MDP. Kirkland & Ellis LLP represents entities affiliated with MDP in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The financial statement of AEVEX Corp. as of December 31, 2025 included in this Prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Athena Technology Solutions Holdings, LLC as of December 31, 2025 and 2024 and for the years then ended included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our Class A common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our Class A common stock in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act, and we file reports, proxy statements and other information with the SEC. These reports, proxy statements, and other information are available for inspection and copying at the website of the SEC referred to above.

We also maintain a website at www.aevex.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our Class A common stock.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AEVEX CORP.

ATHENA TECHNOLOGY SOLUTIONS HOLDINGS, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AEVEX Corp.

Opinion on the Financial Statement - Balance Sheet

We have audited the accompanying balance sheet of AEVEX Corp. (the “Company”) as of December 31, 2025, including the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Diego, California

March 23, 2026

We have served as the Company’s auditor since 2025.

AEVEX Corp.

Balance Sheet

December 31, 2025

Assets

Total assets	$—

Liabilities and Stockholder’s Equity
Total liabilities	$—
Stockholder’s Equity:
Receivable from Holdings LLC	(10)
Common stock, $0.01 par value per share, 1,000 shares authorized, issued and outstanding	10

Total stockholder’s equity	—

Total liabilities and stockholder’s equity	$—

See accompanying notes to the financial statements.

1.	Organization

AEVEX Corp. (the “Company”) was formed as a Delaware corporation on October 27, 2025. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Athena Technology Solutions Holdings, LLC and its subsidiaries (“Holdings LLC”). As the manager of Holdings LLC, the Company is expected to operate and control all of the business and affairs of Holdings LLC and, through Holdings LLC, continue to conduct the business now conducted by these subsidiaries.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Separate statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows have not been presented because there have been no activities in this entity as of December 31, 2025. The functional currency of the Company is the U.S. dollar.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statement and the accompanying notes. Actual results could materially differ from these estimates.

3.	Receivable from Holding LLC

In connection with the issuance of common stock to Holdings LLC, the Company recognized a receivable balance of $10. Receivables arising from the issuance of capital stock are recorded as subscriptions receivable and presented as a deduction from stockholder’s equity until the receivable is settled in cash.

4.	Common Stock

As of December 31, 2025, the Company was authorized to issue 1,000 shares of common stock, par value $0.01 per share, and had issued 1,000 shares of common stock to Holdings, LLC.

5.	Subsequent Events

The Company has evaluated subsequent events through March 23, 2026, which is the date that this financial statement was available to be issued.

AEVEX CORP.

BALANCE SHEET (UNAUDITED)

(in thousands, except par value and share data)

	March 31, 2026	December 31, 2025
Assets
Current Assets:
Cash and cash equivalents	$—	$—

Total assets	$—	$—

Liabilities and Stockholder’s Equity
Total liabilities	$—	$—
Stockholder’s Equity:
Receivable from Holdings LLC	(10)	(10)
Common stock, $0.01 par value per share, 1,000 shares authorized, issued and outstanding	10	10

Total stockholder’s equity	—	—

Total liabilities and stockholder’s equity	$—	$—

See accompanying notes to the unaudited financial statement.

AEVEX CORP.

Notes to Financial Statement (Unaudited)

NOTE 1. ORGANIZATION

AEVEX Corp. (the “Company”) was formed as a Delaware corporation on October 27, 2025. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Athena Technology Solution Holdings, LLC and its subsidiaries (“Holdings LLC”). As the manager of Holdings LLC, the Company is expected to operate and control all of the business and affairs of Holdings LLC and, through Holdings LLC, continue to conduct the business historically conducted by these subsidiaries.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission. Separate statements of operations and comprehensive income, changes in stockholder’s equity, and cash flows have not been presented because there have been no activities in this entity as of March 31, 2026. The functional currency of the Company is the U.S. dollar.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statement and the accompanying notes. Actual results could materially differ from these estimates.

NOTE 3. RECEIVABLE FROM HOLDINGS LLC

In connection with the issuance of common stock to Holdings LLC, the Company recognized a receivable balance of $10. Receivables arising from the issuance of capital stock are recorded as subscriptions receivable and presented as a deduction from stockholder’s equity until the receivable is settled in cash.

NOTE 4. COMMON STOCK

As of March 31, 2026, the Company was authorized to issue 1,000 shares of common stock, par value $0.01 per share, and had issued 1,000 shares of common stock to Holdings LLC.

NOTE 5. SUBSEQUENT EVENTS

Organizational Transactions and IPO

In connection with the consummation of the Company’s IPO on April 20, 2026, the Company and Holdings LLC undertook certain organizational transactions, including:

•

The Company and Holdings amended and restated the LLC Operating Agreement to, among other things, (i) modify the capital structure of Holdings LLC by replacing the historical membership interests (i.e., Class A units) with a new class of common membership interests consisting of Series A units and Series B units and (ii) appoint the Company as the sole managing member of Holdings LLC.

•

Our Principal Stockholder and certain other holders of indirect interests in Holdings LLC engaged in a series of transactions, which included one or more contributions, mergers or otherwise, including the merger of the Blocker Entity, that resulted in certain LLC Unitholders contributing their direct or indirect membership interests in Holdings LLC to the Company in exchange for 25,135,300 shares of Class A common stock.

•

The Company amended and restated its certificate of incorporation to, among other things, provide (i) for Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our shareholders generally and (ii) for Class B common stock, with each share of our Class B common stock entitling its holder to one vote per share on all matters presented to our shareholders generally. Shares of Class A common stock and Class B common stock vote as a single class. The shares of Class B common stock do not have any right to receive dividends or distributions upon the liquidation or winding up of AEVEX Corp.

•	The Company issued 63,297,524 shares of Class B common stock to ATS Investment Holdings, on a one-to-one basis with the number of Series B units it owns, for nominal consideration.

•

The Company entered into the Exchange Agreement pursuant to which ATS Investment Holdings (or certain permitted transferees thereof) is entitled to exchange its Series B units, together with an equal number of shares of Class B common stock, for shares of the Company’s Class A common stock on a one-for-one basis or, at the Company’s election, for cash, from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale).

•

The Company entered into the Tax Receivable Agreement with the TRA Rights Holders that requires the payment by the Company to such persons collectively of 85% of certain tax savings, if any, in U.S. federal, state and local income taxes we actually realize (or, under certain circumstances are deemed to realize) as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases or exchanges of LLC Units, (ii) certain other tax attributes of Holdings LLC and its subsidiaries and the Blocker Entity that existed prior to the IPO, including existing tax basis and our allocable share of existing tax basis acquired in connection with the IPO and increases to such allocable share of existing tax basis and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that the Company is required to make under the Tax Receivable Agreement.

•

The 115,342 of Holdings LLC’s Series A preferred units outstanding prior to the Organizational Transactions were, in accordance with their terms, converted into 7,208,876 shares of the Company’s Class A common stock at a conversion price based on 80% of the IPO price.

•

The Company issued 18,400,000 shares of its Class A common stock, which includes the exercise in full by the underwriters of their option to purchase an additional 2,400,000 shares of Class A common stock, in exchange for net proceeds of approximately $345.9 million, at the IPO price of $20.00 per share, less $22.1 million of underwriting discounts and commissions.

•	The Company used such net proceeds of approximately $345.9 million to acquire 18,400,000 newly-issued Series A units in Holdings LLC.

•

On April 20, 2026, subsidiaries of Holdings LLC refinanced the Prior Credit Facilities and entered into the New Credit Facilities. Holdings LLC used the $100.0 million proceeds from the New Term Loan Facility and the proceeds it received from us for the purchase of the newly issued Series A units (i) to repay approximately $258.5 million of outstanding borrowings under the Prior Credit Facilities, (ii) to pay $3.3 million of expenses incurred in connection with the refinancing, (iii) to pay $10.3 million of expenses incurred in connection with the IPO and Organizational Transactions and (iv) for general corporate purposes.

As the sole managing member of Holdings LLC, the Company operates and controls all of the business and affairs of Holdings LLC and conducts its business through Holdings LLC and its direct and indirect subsidiaries. Following the IPO, the Company has a minority economic interest in Holdings LLC but controls the management of Holdings LLC as its sole managing member. As a result, the Company will consolidate Holdings LLC and record a significant redeemable noncontrolling interest in a consolidated entity in its consolidated financial statements for the economic interest in Holdings LLC held by the LLC Unitholder. The Series B units owned by the LLC Unitholder are considered redeemable noncontrolling interests in accordance with Financial Accounting

Standards Board (“FASB”) Accounting Standard Codification (“ASC”) paragraph 480-10-S99-3A (Distinguishing Liabilities from Equity Topic) because they are redeemable upon the occurrence of an event that is not solely within the Company’s control. Since the holder of the redeemable noncontrolling interests and its affiliates initially control the Company’s Board of Directors and since its exchange rights may be settled in cash at the Company’s election, the cash redemption is effectively in the control of the holders of the redeemable noncontrolling interests.

Up-C Structure and Tax Receivable Agreement

The Company’s corporate structure following the IPO is commonly referred to as an umbrella partnership-C corporation (“Up-C”) structure. The Up-C structure allows the TRA Rights Holders to continue to realize tax benefits associated with owning or having owned interests in an equity that is treated as a partnership, or “flow-through” entity, for U.S. federal income tax purposes. Investors in and after the IPO, by contrast, hold their equity ownership in the Company, a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. The future taxable income of Holdings LLC that is allocated to the TRA Rights Holders will be taxed on a flow-through basis and, therefore, will not be subject to corporate taxes at the entity level. In general, the TRA Rights Holders expect to receive payments under the Tax Receivable Agreements of 85% of the amount of certain tax benefits, and the Company expects to benefit in the form of cash tax savings in amounts equal to 15% of certain tax benefits. Any payments made by the Company to the TRA Rights Holders under the Tax Receivable Agreement will reduce cash otherwise arising from such tax savings. We expect such payments will be substantial.

Exchange Rights of LLC Unitholders

In accordance with the Exchange Agreement, the LLC Unitholder (or certain permitted transferees thereof) is entitled to exchange its Series B units for shares of the Company’s Class A common stock on a one-for-one basis or, at the Company’s election, for cash, from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Simultaneously with the payment of cash or the issuance of shares of Class A common stock, as applicable, in connection with an exchange of Series B units pursuant to the terms of the Exchange Agreement, a number of shares of the Company’s Class B common stock registered in the name of the LLC Unitholder will automatically be transferred to us and will be cancelled for no consideration on a one-for-one basis with the number of Series B units exchanged.

2026 Omnibus Incentive Plan

On April 16, 2026, and in connection with the IPO, the Company adopted the AEVEX Corp. 2026 Omnibus Incentive Plan (the “Omnibus Plan”). The Omnibus Plan provides for the grant of options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, and substitute awards to our employees, consultants and non-employee directors, and employees and consultants of our affiliates.

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the Omnibus Plan, 11,404,170 shares of Class A common stock (the “Share Reserve”) have been reserved for issuance pursuant to awards under the Omnibus Plan. The total number of shares reserved for issuance under the Omnibus Plan will be increased annually on January 1 of each calendar year beginning in 2027 and ending and including January 1, 2036, by the lesser of (i) 3% of the aggregate number of shares of Class A common stock and Class B common stock, in each case, outstanding on December 31 of the immediately preceding calendar year and (ii) the number of shares of Class A common stock as is determined by the Company’s Board of Directors. Shares of Class A common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the Omnibus Plan.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Athena Technology Solutions Holdings, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Athena Technology Solutions Holdings, LLC and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Diego, California

March 23, 2026

We have served as the Company’s auditor since 2024.

Athena Technology Solutions Holdings, LLC

Consolidated Balance Sheets

December 31, 2025 and 2024

(In thousands, except unit amounts)

	December 31,
	2025	2024
Assets
Current Assets:
Cash and cash equivalents	$27,908	$45,603
Accounts receivable, net	55,215	24,026
Contract assets	79,680	17,842
Inventories	4,134	9,015
Prepaid expenses and other current assets	23,479	3,890

Total current assets	190,416	100,376
Goodwill	292,328	292,328
Customer relationships, net	110,250	126,552
Other intangible assets, net	1,864	1,316
Property and equipment, net	19,586	21,125
Operating lease right-of-use assets	7,697	9,871
Other assets	478	489
Asset held for sale	4,376	4,574

Total assets	$626,995	$556,631

Liabilities, Mezzanine Equity and Equity
Current Liabilities:
Accounts payable	$23,700	$7,562
Accrued expenses and other current liabilities	21,760	12,757
Deferred revenue	10,942	3,162
Contingent consideration	—	10,243
Current portion of long-term debt	2,720	2,720
Operating lease liabilities	3,426	3,120

Total current liabilities	62,548	39,564
Contingent consideration, net of current portion	—	87,907
Long-term debt, net of current portion	255,780	257,697
Operating lease liabilities, net of current portion	4,700	7,189
Series A preferred units derivative liability	19,999	—

Total liabilities	343,027	392,357
Commitments and contingencies (Note 11)
Mezzanine Equity:
Series A preferred units, no par value, 120,000 and 0 units authorized, 100,000 and 0 units issued and outstanding as of December 31, 2025 and 2024, respectively	80,371	—
Equity:
Class A units, no par value, 88,532,824 and 80,745,873 units authorized, issued and outstanding as of December 31, 2025 and 2024, respectively	199,016	159,529

Total members’ equity	199,016	159,529
Noncontrolling interest	4,581	4,745

Total equity	203,597	164,274

Total liabilities, mezzanine equity, and equity	$626,995	$556,631

See accompanying notes to the consolidated financial statements.

Athena Technology Solutions Holdings, LLC

Consolidated Statements of Operations

Years Ended December 31, 2025 and 2024

(In thousands, except unit amounts)

	Year Ended December 31,
	2025	2024
Revenue:
Products	$319,351	$292,429
Services	113,582	99,763

Total revenue	432,933	392,192
Cost of revenue:
Products	244,735	199,920
Services	93,895	82,000

Total cost of revenue	338,630	281,920

Gross profit	94,303	110,272
Operating expenses:
Selling, general, and administrative	41,626	33,780
Research and development	25,439	12,997
Amortization of intangible assets	16,606	18,119
Change in contingent consideration	2,435	(61,599)

Total operating expenses	86,106	3,297

Income from operations	8,197	106,975
Other income (expense), net:
Interest expense	(32,346)	(29,584)
Interest income	699	1,436
Other income, net	6,841	129

Total other expense, net	(24,806)	(28,019)

(Loss) income before income taxes	(16,609)	78,956
Provision for income taxes	171	363

Net (loss) income	(16,780)	78,593
Net income attributable to noncontrolling interest	106	44

Net (loss) income attributable to Athena Technology Solutions Holdings, LLC	$(16,886)	$78,549

Net (loss) income per Class A unit:
Basic	$(0.20)	$0.98
Diluted	$(0.20)	$0.38
Weighted average Class A units outstanding:
Basic	88,532,824	80,432,217
Diluted	88,532,824	88,219,168

See accompanying notes to the consolidated financial statements.

Athena Technology Solutions Holdings, LLC

Consolidated Statements of Changes in Equity

Years Ended December 31, 2025 and 2024

(In thousands, except unit amounts)

	Class A Units		Noncontrolling Interest	Total Equity
	Units	Amount
Balance at December 31, 2023	70,566,335	$91,313	$5,096	$96,409
Equity issued in business combination	448,430	3,547	—	3,547
Distributions to members	—	(90,853)	—	(90,853)
Distributions to noncontrolling interest	—	—	(395)	(395)
Issuance of equity in settlement of contingent consideration liability	9,731,108	76,973	—	76,973
Net income	—	78,549	44	78,593

Balance at December 31, 2024	80,745,873	159,529	4,745	164,274

Distributions to members	—	(5,000)	—	(5,000)
Distributions to noncontrolling interest	—	—	(270)	(270)
Stock compensation expense	—	173	—	173
Issuance of equity in settlement of contingent consideration liability	7,786,951	61,650	—	61,650
Accretion of Series A preferred units	—	(450)	—	(450)
Net (loss) income	—	(16,886)	106	(16,780)

Balance at December 31, 2025	88,532,824	$199,016	$4,581	$203,597

See accompanying notes to the consolidated financial statements.

Athena Technology Solutions Holdings, LLC

Consolidated Statement of Cash Flows

Years Ended December 31, 2025 and 2024

(In thousands)

	Year Ended December 31,
	2025	2024
Operating activities
Net (loss) income	$(16,780)	$78,593
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	21,369	21,342
Amortization of debt issuance costs	983	1,088
Stock compensation expense	173	—
Change in contingent consideration	2,435	(61,599)
Deferred income taxes	144	260
Noncash operating lease expense	3,089	2,885
Credit loss expense	—	114
Provision for inventory obsolescence	1,822	7,030
Gain on sale of equipment	—	(110)
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(31,189)	46,290
Contract assets	(61,838)	35,641
Inventories	7,693	(4,868)
Prepaid expenses and other current assets	(15,747)	(25)
Other assets	—	(54)
Accounts payable	16,105	(19,380)
Accrued expenses and other current liabilities	8,355	(7,603)
Deferred revenue	7,780	(2,883)
Contingent consideration	(38,935)	(29,103)
Operating lease liabilities	(3,098)	(2,706)

Net cash (used in) provided by operating activities	(97,639)	64,912

Investing activities
Acquisition of long-lived assets	(988)	—
Acquisition, net of cash acquired	(2,077)	(3,017)
Proceeds from sale of property and equipment	—	318
Purchases of property and equipment	(7,479)	(8,478)

Net cash used in investing activities	(10,544)	(11,177)

Financing activities
Proceeds from notes payable, net of issuance costs	—	54,450
Proceeds from Series A preferred units, net of issuance costs	99,920	—
Distributions to members	(5,000)	(90,853)
Distributions to noncontrolling interest	(270)	(395)
Payments of contingent consideration	—	(19,553)
Repayment of notes payable	(2,720)	(2,583)
Proceeds from Loan Authorization Agreement	20,000	—
Repayment of Loan Authorization Agreement	(20,000)	—
Payments of debt issuance costs	(311)	—
Payments of deferred offering costs	(1,131)	—
Proceeds from revolving credit facility	20,000	15,000
Repayment of revolving credit facility	(20,000)	(15,000)

Net cash provided by (used in) financing activities	90,488	(58,934)

	Year Ended December 31,
	2025	2024
Net decrease in cash and cash equivalents	(17,695)	(5,199)
Cash and cash equivalents:
Beginning of period	45,603	50,802

End of period	$27,908	$45,603

Supplemental disclosures of cash flow information:
Cash paid for interest	$30,998	$28,207
Supplemental disclosures of noncash financing and investing activities
Purchase of property and equipment in accounts payable and accrued expenses	$253	$209
Series A preferred units accretion	450	—
Equity issued in business combination	—	3,547
VRA final net working capital adjustment and holdbacks	—	2,577
Deferred offering costs in accrued expenses	2,711	—
Transfer of fixed assets to inventory	4,878	—
Transfer of inventory to fixed assets	243	2,037
Equity issued in settlement of contingent consideration	61,650	76,973

See accompanying notes to the consolidated financial statements.

1.	The Company

Business Activity

Athena Technology Solutions Holdings, LLC (the “Company” or “ATSH”) was formed as a Delaware limited liability company on February 13, 2020. The Company, through its operating subsidiaries, which include AEVEX Holdings, LLC, is a leading provider of full-spectrum airborne intelligence solutions for the global intelligence community.

Presentation and Consolidation

The accompanying consolidated financial statements present the financial position, results of operations, and cash flows of the Company and its subsidiaries, including a variable interest entity (“VIE”) for which the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated in consolidation. The functional currency of the Company and its subsidiaries is the U.S. dollar. All dollar amounts disclosed in these notes to the consolidated financial statements are expressed in thousands.

Limited Liability Companies

The Company and most of its subsidiaries are limited liability companies formed under their respective states’ Limited Liability Company Acts (the “Acts”). The parties to the Limited Liability Company Agreements are designated as members. Under the Acts, members are not liable for liabilities of limited liability companies.

2.	Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the consolidated financial statements. The consolidated financial statements and accompanying notes are representations of the Company’s management. These accounting policies conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied in the presentation of the consolidated financial statements.

Segment Information

The Company determined its operating segments after considering the Company’s organizational structure and the information regularly reviewed by the chief operating decision maker (“CODM”) to evaluate financial performance and allocate resources. The Company’s chief executive officer, who is the CODM, reviews financial information on an operating segment basis for purposes of evaluating financial performance and allocating resources. Based on these factors, the Company determined that it operates and manages its business as two operating segments: i) Tactical Systems and ii) Global Solutions and, accordingly, has two reportable segments for financial reporting purposes. The Tactical Systems segment designs, develops, and manufactures autonomous systems and technologies for defense and national security customers. The Global Solutions segment delivers full-spectrum mission services, aircraft modification, and engineering support across manned and unmanned platforms.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of consolidated assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of consolidated revenues and expenses during the reporting period. Some of these judgments can be subjective and complex, and, consequently, actual results could materially differ from those estimates. On an on-going basis, management evaluates its significant estimates, including those related to slow-moving or obsolete inventory, estimated useful lives of long-lived assets, the valuation of acquired intangible assets, goodwill impairment testing, the recognition of revenue over time for certain customer contracts, the valuation of the Series A preferred units embedded derivative liability, and the valuation of the Company’s contingent consideration liability.

Concentrations

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of cash, accounts receivable and contract assets. Cash balances are exposed to credit risk since the Company periodically maintains balances in excess of federally insured limits. The Company does not believe it is exposed to any significant credit risk on these deposits. The Company provides a range of technologically advanced services and solutions to government organizations, primarily approved agencies and subcontractors of the U.S. Government, and is subject to certain business risks specific to that industry. Sales to government organizations may be affected by changes in procurement policies, budget considerations, changing concepts of national defense, political developments, and other factors. The Company generally does not require collateral or other security for its accounts receivable. Substantially all accounts receivable as of December 31, 2025 are expected to be collected in 2026. The Company does not believe it has significant exposure to credit risk, as accounts receivable and contract assets are primarily from contracts where the U.S. Government is the primary customer.

Significant customers are those which represent more than 10 percent of the Company’s total revenue or gross accounts receivable balance. Revenue from the U.S. Government and agencies of the U.S. Government, when they are direct customers of the Company, represented 78% and 81% of total revenue for the years ended December 31, 2025 and 2024, respectively. Revenue from the U.S. Government and agencies of the U.S. Government is included in the Company’s Tactical Systems segment and the Global Solutions segment. Accounts receivable from customer A represented 67% of consolidated accounts receivable as of December 31, 2025. Accounts receivable from customer A and customer B represented 42% and 15%, respectively, of consolidated accounts receivable as of December 31, 2024.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company did not have any restricted cash as of December 31, 2025 or 2024.

Accounts Receivable and Allowance for Expected Credit Losses

Accounts receivable represent billed and unbilled accounts receivable that are stated net of the allowance for expected credit losses. Accounts receivable are recorded when invoices are issued based on the amounts expected to be collected.

An allowance for credit losses is recorded based on a review of outstanding receivables and the consideration of the age of the receivable balance, historical losses, customer credit quality, current economic conditions, and other factors that may affect the customers’ ability to pay. Accounts receivable are typically due within 30 to 45 days after the date of the invoice and balances more than 90 days old are considered past due. Accounts receivable are written off when they are determined to be uncollectible. The Company does not accrue interest on past due receivables. The allowance for credit losses was $0 as of December 31, 2025 and 2024. During the year ended December 31, 2025, the Company recognized $0 of credit loss expense and $0 of receivables were written off. During the year ended December 31, 2024, the Company recognized $114 of credit loss expense and $114 of receivables were written off.

Accounts receivable consisted of the following as of December 31, 2025 and 2024:

	December 31,
(In thousands)	2025	2024
Billed accounts receivable	$17,911	$12,845
Unbilled accounts receivable	37,304	11,181
Less: Allowance for credit losses	—	—

Total accounts receivable	$55,215	$24,026

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) and net realizable value. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories. The Company evaluates inventories for obsolescence and slow-moving items on an ongoing basis for possible write-downs to net realizable value. Write-downs to net realizable value establish a new cost basis and are not subsequently reversed based on changes in underlying facts and circumstances.

Business Combinations

Business combinations are accounted for in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, which requires that the identifiable assets acquired and the liabilities assumed be recognized and measured, with limited exceptions, at their acquisition-date fair value. The determination of estimated fair values requires judgment and involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, and asset lives, among other items. The recorded fair values are subject to adjustments during a measurement period of up to one year from the acquisition date. The measurement period provides the Company with the ability to adjust the fair values of acquired assets and assumed liabilities for new information that is obtained about circumstances that existed as of the acquisition date.

For contingent consideration arrangements, a liability is recognized at estimated fair value as of the acquisition date, with subsequent fair value adjustments recognized in operations on the consolidated statements of operations. Acquisition-related costs, including advisory, legal, accounting, valuation, and other costs, are expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of operations.

Asset acquisitions are accounted for using a cost accumulation model, with the cost of the acquisition allocated to the acquired assets based on their relative fair values. Assets acquired and liabilities assumed are recognized at cost, which is the consideration the acquirer transfers to the seller, including direct transaction costs, on the acquisition date. Goodwill is not recognized in an asset acquisition.

Goodwill

Goodwill is recognized for the excess of the acquisition-date fair value of the consideration transferred over the acquisition-date fair value of the identifiable assets acquired and liabilities assumed in business combinations. Goodwill is not amortized, but is subject to impairment testing. Impairment testing is performed annually in the fourth quarter or when there is indication that a triggering event has occurred, such as a significant adverse change in the Company’s business. Impairment testing for goodwill is performed at the reporting unit level. For goodwill impairment testing, the Company has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying value, including goodwill. If the Company determines that it is not more likely than not, no additional test is required. However, if the Company concludes otherwise or elects not to perform the qualitative assessment, then a quantitative impairment test is performed by comparing the fair value of the reporting unit with its carrying value.

The quantitative testing of goodwill for impairment requires the Company to make several estimates related to projected future cash flows to determine the fair value of the reporting units to which goodwill has been assigned. The Company determines whether each reporting unit’s fair value exceeds its carrying amount, including goodwill, based upon projections of future revenues, expenses, and cash flows discounted to their present value, as well as the application of a market approach. Internal operational budgets and long-range strategic plans are used as a basis for the cash flow analysis. The Company also utilizes assumptions related to working capital, capital expenditures, and terminal growth rates. The discount rate applied to the cash flow analysis is based on the weighted average cost of capital (“WACC”) for each reporting unit. These valuation approaches require the application of Level 3 valuation inputs. If the Company determines that the carrying value of a reporting unit exceeds its estimated fair value, an impairment to goodwill is recognized equal to the excess, and limited to the total amount of goodwill allocated to the reporting unit, as a charge in the consolidated statements of operations.

The Company completed its annual qualitative goodwill impairment test during the fourth quarter of the years ended December 31, 2025 and 2024 and determined that no impairment had occurred.

Intangible Assets

Finite-lived intangible assets consist of customer relationships, technology and trade names that are amortized based on their pattern of economic benefit over their estimated useful lives.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Development costs for internal-use software are capitalized during the application development stage. When property and equipment is sold or otherwise disposed of, the asset’s cost and accumulated depreciation are removed from the accounts and the gain or loss is included in operations.

Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets and their estimated residual values. Leasehold improvements are amortized over the remaining term of the lease (including any renewal periods that are deemed to be reasonably certain) or the estimated useful lives of the improvement, whichever is shorter. Amortization of internal-use software commences when it is ready for its intended use. Costs to acquire and deliver aircraft leased by the Company to third-party customers, net of the estimated residual value of the aircraft, are depreciated over the expected term of the lease.

The estimated useful lives for consolidated financial statement reporting of depreciation expense are:

Aircraft	5 to 20 years
Furniture and equipment	5 to 7 years
Computers and software	3 years
Leasehold improvements	lesser of 5 years or life of lease
Vehicles	5 years

Impairment of Long-Lived Assets

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the assets or asset group to the undiscounted cash flows that the assets or asset group are expected to generate. If the undiscounted cash flows of such assets are less than the carrying amount, the impairment to be recognized is measured by the amount by which the carrying amount of such assets exceeds their fair value. There were no impairment losses recognized for the years ended December 31, 2025 and 2024.

Revenue Recognition

The Company derives revenue primarily from contracts with U.S. Government agencies and prime contractors doing business with U.S. Government agencies, under time and materials contracts, cost-plus-fixed-fee contracts, and fixed-price contracts. The Company considers all such contracts to be within the scope of ASC 606, Revenue from Contracts with Customers, (“ASC 606”). The Company recognizes revenue based on a five-step process, which includes: (i) identifying the contract with a customer; (ii) identifying the performance obligations in the contract; (iii) determining the transaction price; (iv) allocating the transaction price; and (v) recognizing revenue when or as the Company satisfies a performance obligation. The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

At the inception of each contract, the Company evaluates the promised products and services and applies judgment to determine whether the contract should be accounted for as having one or more performance obligations. A performance obligation is a promise to transfer a distinct product or service to a customer and represents the unit of account for revenue recognition. The Company’s contracts generally provide for a set of integrated or highly interrelated tasks or services and are therefore accounted for as a single performance obligation. However, in cases where the Company provides more than one distinct good or service within a customer contract, the contract is separated into individual performance obligations which are accounted for discretely.

Once the Company identifies the performance obligations, the Company determines the transaction price. The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring services or goods to the customer for the Company’s contracts and consists of milestone-based fees. To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. The Company may constrain a portion of the transaction price based upon its anticipated ability to meet certain contractual requirements. The Company’s contracts generally do not contain penalties, credits, price concessions, or other types of potential variable consideration. Unexercised contract options and indefinite delivery and indefinite quantity (“IDIQ”) contracts are not included in contract values until they are exercised. When an option or IDIQ task order is exercised or awarded, the Company assesses whether it represents a new contract or a modification to an existing contract, and further assesses the service deliverables included therein to determine what performance obligations exist. Warranties are provided on certain contracts, but do not typically provide for services beyond standard assurances and are therefore not considered to be a separate performance obligation.

A substantial amount of the Company’s revenue is derived from contracts with the U.S. Government. These contracts are subject to the Federal Acquisition Regulation (“FAR”) and the prices of contract deliverables are typically based on estimated or actual costs plus margin. As a result, the standalone selling prices of the products and services in these contracts are typically equal to the selling prices stated in the contract, thereby eliminating the need to allocate (or reallocate) the transaction price to the multiple performance obligations, if determined. In the Company’s non-U.S. Government contracts, when standalone selling prices are not directly observable, the Company also generally uses the expected cost-plus margin approach to determine standalone selling price. In determining the appropriate margin under the cost-plus margin approach, the Company considers historical margins on similar products sold to similar customers or within similar geographies where objective evidence is available. The Company may also consider its cost structure, the nature of the proposal, the effects of customization of pricing, its practices used to establish pricing of bundled products, the expected technological life of the product, margins earned on similar contracts with different customers and other factors to determine the appropriate margin.

The Company has elected the following practical expedients: (1) the Company does not account for significant financing components if the period between revenue recognition and when the customer pays for the product or service will be one year or less, (2) the Company recognizes revenue equal to the amount it has a right to invoice when the amount corresponds directly with the value to the customer of the Company’s performance to date (right-to-invoice), and (3) the Company does not account for shipping and handling activities as a separate performance obligation, but rather as an activity performed to transfer the promised good or service.

The Company recognizes revenue for each performance obligation identified when, or as, the performance obligation is satisfied by transferring the promised goods or services to the customer. Revenue from sale of products contracts, except for U.S. Government contracts, is generally recognized at a point-in-time when control is transferred to the customer. Revenue from service contracts is generally recognized over time as the work performed by the Company typically involves a continuous transfer of control to the customer. For most U.S. Government contracts, this continuous transfer of control to the customer is supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience, pay for costs incurred plus a reasonable profit, and take control of any work in process. The Company’s contracts with international governments and commercial customers contain similar termination for convenience clauses whereby the Company has a legally enforceable right to receive payment for costs incurred and a reasonable profit for products or services that do not have alternative uses to the Company. For revenue recognized under the right-to-invoice practical expedient, the Company has an unconditional right to invoice the customer at an amount that corresponds directly with the value of the Company’s performance completed to date. The Company typically invoices its customers monthly with payment terms not to exceed 30 to 45 days. Revenues are recognized over time as control is continuously transferred to the customer during the contract.

For performance obligations satisfied over time and not using the right-to-invoice practical expedient, revenue is generally recognized using costs incurred to date relative to total estimated costs at completion to measure progress. Incurred costs represent work performed, which correspond with, and thereby best depict, transfer of control to the customer. Contract costs include labor, materials, subcontractors’ costs, other direct costs, and indirect costs applicable on government and commercial contracts.

Due to the nature of the work required to be performed on many performance obligations, the estimation of total cost at completion is complex, subject to many variables and requires significant judgment. Factors that require judgment and must be considered in estimating the cost of the work to be completed include the nature and complexity of the work to be performed, subcontractor performance and the risk and impact of delayed performance. Factors that must be considered in estimating the total transaction price include contractual cost or performance incentives (such as incentive fees, award fees and penalties, if applicable) and other forms of variable consideration, as well as the Company’s historical experience and expectation for performance on the contract.

On a quarterly basis, the Company conducts its contract cost Estimate at Completion (“EAC”) process by reviewing the progress and execution of outstanding performance obligations within its contracts. As part of this process, management reviews information including, but not limited to, any outstanding key contract matters, progress towards completion and the related program schedule, identified risks and opportunities, and the related changes in estimates of revenues and costs.

The below table summarizes the favorable (unfavorable) impact of changes in the estimated progress towards completion across programs for the following periods:

(In thousands, except unit amounts)	Year Ended December 31,
	2025	2024
Revenue	$(2,433)	$5,464
Basic net (loss) income per Class A unit	$(0.03)	$0.07
Diluted net (loss) income per Class A unit	$(0.03)	$0.06

When estimates of total costs to be incurred on a contract exceed total estimates of the transaction price, a provision for the entire loss is determined at the contract level and is recorded in the period in which the loss is evident, which the Company refers to as a loss contract reserve. As of December 31, 2025 and 2024, the loss contract reserve balance was $51 and $572, respectively, which are included in accrued expenses and other current liabilities in the consolidated balance sheets.

Customer contracts may be modified to change the scope, price, specifications, or other terms within the existing arrangement. Contract modifications are evaluated by management to determine whether the modification should be accounted for as part of the original performance obligation(s) or as a separate contract. If the modification adds distinct goods or services and increases the contract value proportionate to the stand-alone selling price of the additional goods or services, it will be accounted for as a separate contract. Generally, the Company’s contract modifications do not include goods or services which are distinct and, therefore, are accounted for as part of the original performance obligation(s).

Costs to fulfill a contract generally include costs such as labor, materials, subcontractor costs, and identifiable indirect costs associated with or allocable to a specific contract. Costs are expensed to cost of revenue as incurred unless they qualify for capitalization and deferral. The Company does not incur significant incremental costs to obtain contracts and does not typically pay commissions for sales. The costs incurred to obtain a contract would have been incurred regardless of whether the contract was obtained and, therefore, these costs are expensed when incurred. As of December 31, 2025 and 2024, the Company has not capitalized or deferred any contract-related costs.

Contract Assets and Liabilities

For each of the Company’s contracts, the timing of revenue recognition, customer billings and cash collections results in a net contract asset or liability. Fixed-price contracts are typically billed to the customer either using progress payments, whereby amounts are billed monthly as costs are incurred or work is completed, or performance-based payments, which are based upon the achievement of specific, measurable events or accomplishments defined and valued at contract inception. Cost-type contracts are billed to the customer on a monthly or semi-monthly basis.

Contract assets and unbilled accounts receivable reflect revenue recognized in advance of customer billing. Contract assets represent conditional rights to consideration for satisfied performance obligations that become a receivable when the conditions are satisfied. Unbilled accounts receivable represent rights to consideration that are unconditional. Such rights are considered unconditional if only the passage of time is required before payment of that consideration is due. Contract payment retentions included in contract assets are not considered a significant financing component of the Company’s contracts as the payment terms are intended to protect the customer in the event the Company does not perform on its obligations under the contract.

Contract liabilities reflect payments made in advance of the satisfaction of performance under contracts. Payments received in advance from customers are included in contract liabilities until such obligations are satisfied either over time as costs are incurred, or at a point in time when control is transferred. Contract liabilities are not a significant financing component as they are generally utilized to pay for contract costs within a one-year period or are used to ensure the customer meets contractual requirements. Contract liabilities are recorded in deferred revenue in the consolidated balance sheets.

Contract assets as of December 31, 2025 and 2024:

(In thousands)	December 31,
	2025	2024
Balance at beginning of year	$17,842	$53,483
Net change	61,838	(35,641)

Balance at end of year	$79,680	$17,842

Contract liabilities as of December 31, 2025 and 2024:

(In thousands)	December 31,
	2025	2024
Balance at beginning of year	$3,162	$6,045
New additions to contract liabilities	10,264	2,535
Revenue recognized that was included in deferred revenue at the beginning of the period	(2,484)	(5,418)

Balance at end of year	$10,942	$3,162

Changes in contract assets and contract liabilities are primarily due to the timing of payments from customers and the Company satisfying performance obligations during the normal course of business.

Disaggregation of Revenue

The following table presents the disaggregation of revenue from contracts with customers by customer location for the years ended December 31, 2025 and 2024. In addition, refer to the consolidated statements of operations for the disaggregation of revenue by products versus services and to Note 15 for disaggregation of revenue by reportable segment.

(In thousands)	Year Ended December 31,
	2025	2024
United States	$424,026	$383,992
Other foreign countries	8,907	8,200

Total revenue	$432,933	$392,192

Performance Obligations

As of December 31, 2025, the Company had $503,123 of remaining performance obligations. The Company expects to recognize approximately 96.6% of the remaining performance obligations as revenue in 2026 and 3.4% in 2027.

Advertising Costs

Advertising costs are expensed as incurred and included in selling, general and administrative expenses on the consolidated statement of operations. The Company recorded advertising costs of $545 and $175 for the years ended December 31, 2025 and 2024 respectively.

Research and Development

R&D costs include employee and contractor compensation, supplies and materials for new product development, and facility costs. R&D costs are expensed as incurred.

Incentive Units

In 2020, the Company implemented an incentive equity agreement (the “Incentive Equity Agreement”), which is designed to attract and retain talent. Eligible participants include employees, managers of the board and consultants. Incentive Units generally vest based on continued service over a five-year vesting period (“time vesting units”). Upon a change in control or the sale of all, or substantially all, of the Company’s assets, the time vesting units vest in full if the holder has been continuously employed by the Company or any of its subsidiaries from the issue date through the date on which the transaction is consummated. In addition, certain other Incentive Units (“performance vesting units”) vest only if the holder has been continuously employed by the Company or any of its subsidiaries through the date on which aggregate cash distributions by the Company to certain Class A unitholders exceed the specified threshold. Vesting of Incentive Units (defined as both “time-vesting units” and “performance vesting units”) does not accelerate upon consummation of an initial public offering.

Employee unvested Incentive Units are automatically forfeited for no consideration upon holder’s termination, and employee vested Incentive Units are automatically forfeited for no consideration upon termination by the Company for cause or termination by the holder without good reason. Further, upon the employee’s termination by the Company without cause or a termination by holder for good reason, the Company and certain members have the right for 12 months from the date of termination (but not the obligation) to purchase all or any portion of the Incentive Units that are then vested at a purchase price equal to fair market value as of the termination date.

The Incentive Units are issued as profits interests in the LLC for U.S. federal income tax purposes and do not require the payment of an exercise price but rather entitle the holder to participate in the future appreciation of the Class A units from and after the date of issue. Each Incentive Unit is issued with a Participation Threshold. The participation threshold represents the cumulative distributions that are required to have been made by the Company to holders of Class A units pursuant to its LLC agreement before a holder of an Incentive Unit is entitled to receive any distributions or payments in respect of such holder’s Incentive Units (the “Participation Threshold”). After the Participation Threshold has been met, the holders of vested Incentive Units are entitled to receive distributions, if and when paid, in the same amount per unit as distributions paid to Class A unit holders.

The board may (but shall not be obligated to) make distributions at any time or from time to time, and the board may elect to make such distributions in cash, property and/or securities of the Company or any of its subsidiaries. The Company performed an analysis of the key features of the Incentive Units to determine whether the nature of the Incentive Units are (a) an equity award which should be accounted for under ASC 718, Compensation – Stock Compensation or (b) a bonus arrangement which should be accounted for under ASC 710, Compensation – General (“ASC 710”). Based on the features of the Incentive Units, the awards do not meet the criteria to be considered stock compensation and should be accounted for as compensation contracts under ASC 710 because the employee is generally required to provide service and maintain current employment to be eligible to receive a distribution. Accordingly, compensation expense for the employee Incentive Units will be recognized only when the Company concludes it is probable that the holder will receive a distribution.

Deferred Financing Costs

Financing costs incurred in obtaining or refinancing a revolving credit facility are recorded as prepaid expenses and other assets. Financing costs incurred in obtaining or refinancing debt that is not a revolving credit facility are recorded as a direct reduction to the carrying amount of the related debt. Deferred financing costs are amortized to interest expense over the term of the underlying debt arrangement. Amortization of deferred financing costs, which is included in interest expense, was $983 and $1,088 for the years ended December 31, 2025 and 2024, respectively.

Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, consulting, accounting, and other fees relating to the Company’s anticipated initial public offering (“IPO”), are capitalized and will be recorded as a reduction of proceeds from the IPO upon the consummation of the IPO. There were $3,842 of deferred offering costs included in prepaid expenses and other current assets on the consolidated balance sheet as of December 31, 2025. Of the costs included in the consolidated balance sheet as of December 31, 2025, $1,131 and $2,711 were paid and unpaid, respectively.

Income Taxes

A provision for income taxes is not recorded for limited liability companies which have elected to be treated as partnerships for income tax purposes because income taxes resulting from their operations are the responsibility of their members. Certain of the Company’s operating subsidiaries are taxed as C corporations for which a provision for income taxes was recorded for the years ended December 31, 2025 and 2024 in accordance with ASC 740, Income Taxes. The Company recognizes for these operating subsidiaries deferred tax assets and liabilities for the expected future tax consequences of events that have been included in their tax returns or the consolidated financial statements. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amount and the tax basis of assets and liabilities, along with net operating loss carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all the deferred tax assets will not be realized. See Note 13 for additional information.

The Company evaluates its tax positions for any uncertainties based on the technical merits of the positions taken. The Company recognizes the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be upheld on examination by taxing authorities. The Company has analyzed the tax positions taken and has concluded that, as of December 31, 2025 and 2024, there were no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the consolidated financial statements. Management is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain state jurisdictions.

Leases

The Company determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there are identified assets and the right to control the use of an identified asset is conveyed for a period in exchange for consideration. Control over the use of the identified assets means the lessee has both the right to obtain substantially all the economic benefits from the use of the asset and the right to direct the use of the asset. Leases are classified at lease commencement as either operating or finance leases. During the years ended December 31, 2025 and 2024, all of the Company’s leases were classified as operating leases.

Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date of a lease and are measured based on the present value of fixed lease payments over the lease term and ROU assets are adjusted for any prepaid or accrued lease payments and unamortized lease incentives or initial direct costs. The Company’s lease arrangements typically do not have a readily determinable implicit interest rate. In such situations, in determining the present value of fixed lease payments, the Company uses its secured incremental borrowing rate (“IBR”) based on the information available at the lease commencement date, including the lease term. ROU assets are assessed for impairment consistent with the Company’s long-lived assets impairment accounting policy.

Lease expense for operating leases is recognized on a straight-line basis over the term of the lease beginning on the lease commencement date.

The Company recognizes ROU assets and lease liabilities for all leases other than those with a term of 12 months or less. In the event that any of the leases contain non-lease components, the Company has elected the practical expedient to account for each separate lease component and the associated non-lease component(s) as a single lease component.

The Company is a lessor in one aircraft lease arrangement. The Company accounts for each lease component and any non-lease components associated with its lessor lease separately with amounts allocated to the lease and non-lease components based on stand-alone prices. Lease components and non-lease components are separated if (a) the lessee can benefit from the right of use either on its own or together with other resources that are readily available to the lessee, and (b) the right of use is neither highly dependent on nor highly interrelated with other rights to use underlying assets in the contract. Rental revenue associated with the lessor operating lease is recognized on a straight-line basis over the term of the lease. Periods covered by an option to extend the lease are included in the lease term if the lessee/customer is reasonably certain to exercise that option.

Some leasing arrangements, both lessee and lessor, require variable payments that are dependent on usage, output, or may vary for other reasons, such as insurance and tax payments. These variable lease payments are recognized as incurred over the lease term. The Company’s lease agreements do not contain any material residual value guarantees or any material restrictions or covenants.

Fair Value Measurements

ASC 820, Fair Value Measurements, requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Level 1: Quoted prices in active markets for identical assets or liabilities which are easily traded;

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3: Unobservable inputs that are supported by little or no active market quotes and that are significant to the fair value of the assets or liabilities.

The fair value measurement of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company’s consolidated financial instruments include cash, accounts receivable, accounts payable, and certain accrued expenses and other current liabilities. The fair value of accounts receivable, accounts payable, and accrued expenses and other current liabilities approximate their carrying value because of their short-term nature. The estimated fair value of the Term Loans (discussed in Note 9) is classified in Level 2 of the fair value hierarchy and approximates their carrying value as interest incurred is variable based on market rates.

As described in Note 17, during December 2025 the Company issued Series A preferred units with conversion features that represent an embedded derivative that is accounted for separately from the Series A preferred units and remeasured at fair value at each reporting date, with the changes in fair value recorded through earnings. The derivative liability was recorded at its estimated fair value at issuance and as of December 31, 2025 using a third-party valuation specialist and a probability weighted expected return method (“PWERM”) using the “With and Without” approach (a form of an income approach). Under this approach management considered the various conversion scenarios that constitute the embedded derivative. The estimated fair value of the derivative liability was measured using Level 3 inputs which, as presented in the table below, resulted in the liability being considered a Level 3 financial instrument. The significant unobservable inputs included: the estimated future cash flows of the Company, estimated WACC, estimated scenario probability and timing, expected stock price volatility, and risk-free interest rate. The following table presents the liability balance as of December 31, 2025 (in thousands):

Description	Level 1	Level 2	Level 3	Total
Liabilities:
Derivative liability	—	—	$19,999	$19,999

Total	—	—	$19,999	$19,999

As described in Note 3, the Company is party to an earnout agreement that was settled using a combination of cash and Class A units. The liability for this obligation was recorded at its estimated fair value as of December 31, 2024 using third-party valuations. In determining the portion of the liability to be settled in cash, the excess of the actual EBITDA recognized over the contractual threshold was discounted using an appropriate discount rate. In determining the estimated fair value of the liability to be settled in Class A units, the estimated enterprise value of the Company was measured using primarily the income approach, which is based on the estimated future cash flows of the Company that were discounted using an appropriate discount rate. The estimated enterprise value was then allocated to the Class A units using the Option Pricing Method. The estimated fair value of the contingent consideration liability was measured using Level 3 inputs which, as presented in the table below, resulted in the contingent consideration liability being considered a Level 3 financial instrument. The significant unobservable inputs included: the estimated future cash flows of the Company, estimated WACC, expected volatility, estimated timing of a liquidity event, risk-free interest rate, the terms of the earnout arrangement and the actual EBITDA recognized. The liability was $0 as of December 31, 2025 because it was settled during the year then ended. The following table presents the liability balance as of December 31, 2024 (in thousands):.

Description	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration	—	—	$98,150	$98,150

Total	—	—	$98,150	$98,150

Members’ Equity

As of December 31, 2025 and 2024, the Company’s ownership was comprised of 88,532,824 and 80,745,873 Class A (common) units issued and outstanding, respectively. As of December 31, 2025, the Company was authorized to issue 88,532,824 Class A units and 7,479,111 Incentive Units. As of December 31, 2024, the Company was authorized to issue 80,745,873 Class A units and 7,204,111 Incentive Units. Each member holding Class A units is entitled to one vote per Class A unit held by such member on all matters to be voted on by the members. The members holding Incentive Units are not entitled to vote with respect to such Incentive Units on any matter to be voted on by the members. All members entitled to vote shall vote together as a single class. Refer to Note 14 for further information regarding the Incentive Units.

Variable Interest Entities

The determination of whether an entity in which the Company holds a direct or indirect variable interest in a VIE is based on several factors, including whether the entity’s total equity investment at risk at the time of investment is sufficient to finance the entity’s activities without additional subordinated financial support or whether the holders of the equity investment at risk have the power through voting rights to direct the activities that most significantly impact the entity’s performance. This determination is made at the inception of the variable interest and upon the occurrence of a reconsideration event. The Company makes judgments regarding the identification of a VIE first on a qualitative analysis, and then a quantitative analysis, if necessary.

In evaluating whether the Company is the primary beneficiary of a VIE, it considers both its direct and indirect economic interests in the entity. Determining which reporting entity, if any, is the primary beneficiary of a VIE is primarily a qualitative approach focused on identifying which reporting entity has both (1) the power to direct the activities of a VIE that most significantly impact such entity’s economic performance and (2) the obligation to absorb losses or the right to receive benefits from such entity that could potentially be significant to such entity. This analysis requires the exercise of judgment. The Company considers a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact a VIE’s economic performance including, but not limited to, the ability to direct a VIE’s operating decisions and activities.

Held for Sale

The Company classifies assets and liabilities to be sold (“disposal group”) as held for sale in the period when all of the applicable criteria are met, including: (i) management, having the authority to approve the action, commits to a plan to sell, (ii) the disposal group is available to sell in its present condition, (iii) there is an active program to locate a buyer, (iv) the disposal group is being actively marketed at a reasonable price in relation to its fair value, (v) significant changes to the plan to sell are unlikely, and (vi) the sale of the disposal group is generally probable of being completed within one year. Management performs an assessment at least quarterly, or when events or changes in business circumstances indicate that a change in classification may be necessary. Assets and liabilities identified as held for sale are presented separately within the consolidated balance sheets, with adjustments made, if necessary, to measure the disposal group at the lower of its carrying value or fair value less costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Gains on the sale of a disposal group are not recognized until the date of sale. Depreciation of property, plant and equipment and amortization of intangible and right-of-use assets are not recorded while these assets are classified as held for sale. For each period that a disposal group remains classified as held for sale, its recoverability is reassessed and any necessary adjustments are made to its carrying value. Gains or losses recognized upon the sale of a disposal group that does not qualify as a discontinued operation are included in loss from operations in the consolidated statements of operations. Refer to Note 16 for further discussion.

Earnings Per Class A Unit

Basic earnings (loss) per unit attributable to ATSH is calculated by dividing the net income (loss) attributable to ATSH by the weighted average number of Class A units that were outstanding during the period without consideration of potentially dilutive units. Diluted earnings (loss) per share attributable to ATSH reflects the potential dilution that could occur if securities or other contracts to issue units were exercised or converted into units or resulted in the issuance of units that then shared in the earnings of the Company unless inclusion of such shares would be anti-dilutive. The Series A preferred units have been excluded from the calculation of earnings (loss) per share because no Class A units would be issuable if December 31, 2025 was the end of the contingency period. Refer to Note 17 for discussion of the terms and conditions of the Series A preferred units. The following table presents earnings (loss) per Class A unit for the years ended December 31, 2025 and 2024:

(In thousands, except unit amounts)	Year Ended December 31,
	2025	2024
Numerator
Net (loss) income attributable to ATSH	$(16,886)	$78,549
Series A preferred units accretion	(450)	—

Net (loss) income attributable to Class A unitholders – basic	(17,336)	78,549
Less: Change in fair value of contingent consideration related to Class A units	—	(44,775)

Net (loss) income attributable to Class A unitholders – diluted	$(17,336)	$33,774

Denominator:
Weighted-average units outstanding - basic	88,532,824	80,432,217
Dilutive effect of contingent consideration Class A units earned as of December 31, 2024	—	7,786,951

Weighted-average units outstanding - diluted	88,532,824	88,219,168

Basic net (loss) income per unit	$(0.20)	$0.98
Diluted net (loss) income per unit	$(0.20)	$0.38

JOBS Act Accounting Election

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups (“JOBS”) Act of 2012. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period under the JOBS Act for the adoption of certain accounting standards until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the consolidated financial statements of the Company may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

New Accounting Pronouncements – Adopted

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. Among other new disclosure requirements, the ASU requires companies to disclose significant segment expenses that are regularly provided to the chief operating decision maker. The Company adopted this standard for the year ended December 31, 2024 on a retrospective basis and the segment disclosures in Note 15 comply with the new requirements. The adoption of the standard did not have an impact on the Company’s consolidated financial position, results of operations, or liquidity.

In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards (“ASU 2024-01”). This guidance is intended to improve U.S. GAAP by adding an illustrative example to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether profits interest and similar awards (“profits interest awards”) should be accounted for in accordance with Topic 718. The amendments in ASU 2024-01 are effective for annual periods beginning after December 15, 2025, and interim periods within those annual periods. The amendments in ASU 2024-01 should be applied either (1) retrospectively to all prior periods presented in the financial statements or (2) prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. The Company’s early adoption of ASU 2024-01, effective January 1, 2024, did not have a material impact on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) to enhance transparency and decision usefulness of income tax disclosures. ASU 2023-09 requires greater standardization and disaggregation of categories within an entity’s tax rate reconciliation disclosure, as well as disclosure of income taxes paid by jurisdiction, among other requirements. The Company adopted this ASU prospectively as of January 1, 2025, and its adoption only impacted the Company’s disclosures and did not have a material effect on its consolidated financial statements or results of operations. See Note 13 for additional information.

New Accounting Pronouncements – Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement (Topic 220): Disaggregation of Income Statement Expenses, which requires additional disclosures of certain amounts included in the expense captions presented on the consolidated statement of operations as well as disclosures about selling expenses. The ASU is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, and early adoption is permitted. The Company is currently evaluating the impacts of adopting this guidance on its consolidated financial statement disclosures.

In September 2025, the FASB issued ASU 2025-06—Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). ASU 2025-06 simplifies capitalization guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods. The amendment requires entities to start capitalizing software costs when both of the following occur: 1) management has authorized and committed to funding the software project and 2) it is probable that the project will be completed and the software will be used to perform the function intended. This guidance is effective for all entities for fiscal years beginning after December 15, 2027, and for interim periods within those fiscal years. Companies are permitted to apply the amendments using a prospective, retrospective, or modified transition approach. Early adoption is permitted. The Company is currently evaluating this guidance and the impact on its consolidated financial statements and related disclosures.

3.	Acquisitions

RapidFlight Holdings

On August 25, 2025, the Company acquired select assets and intellectual property from RapidFlight Holdings, LLC for $1,500 of cash and $202 of transaction costs. This transaction has been accounted for as an asset acquisition. Accordingly, the total acquisition cost of $1,702 was allocated on a relative fair value basis to the assets acquired, of which $852 was recognized as developed technology intangible assets, $137 was recognized as fixed assets and $713 was recognized as inventory. The developed technology is being amortized over an estimated useful life of 5 years.

Veth Research Associates

Business combinations are accounted for using the acquisition method as required by ASC Topic 805, Business Combinations. Goodwill is measured as the excess of the acquisition-date fair value of consideration transferred over the fair value of the identifiable assets acquired and the liabilities assumed. Goodwill is attributed to management’s assessment of projected increases in overall revenues derived from the synergy of the combined service offerings, increased market penetration from the acquired customer base, and certain economies of scale. The consolidated financial statements include the results of operations and cash flows of companies acquired in business combinations from the acquisition date.

On September 12, 2024, the Company acquired 100% of the equity interests of Veth Research Associates, LLC (“VRA”). VRA is a highly specialized firm operating in the U.S defense industry, known for its cutting-edge advancements in navigation and autonomous systems. The VRA acquisition was accounted for as a business combination in accordance with ASC Topic 805.

The fair value of consideration transferred to the seller for the VRA acquisition includes $6,510 of cash and 448,430 Class A units with an estimated fair value of $3,547. $3,933 of cash was paid at closing, $2,077 of cash was paid in January 2025 and $500 of cash was paid in January 2026. Therefore, the business combination related payable balance in accrued expenses and other current liabilities on the consolidated balance sheet at December 31, 2025 and 2024 was $500 and $2,577, respectively.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as of the date of the acquisition.

(In thousands)	Veth Research Associates, LLC
Cash and cash equivalents	$916
Accounts receivable	236
Other identifiable assets	16
Intangible assets, trade name	158
Intangible assets, developed technology	1,232
Intangible assets, customer relationships	2,000

Total identifiable assets	4,558
Accounts payable and accrued expenses	(79)

Total liabilities	(79)

Total identifiable net assets	4,479
Goodwill	5,578

Total fair value of consideration transferred	$10,057

Assets acquired and liabilities assumed were recognized at their estimated fair values as of September 12, 2024. The estimated fair value of the identified intangible assets was determined by the Company as of the closing date. The trade name and developed technology were valued using the relief-from-royalty method under the income approach. Under this method, the value that the owner of the asset receives from not having to pay a royalty fee is estimated, as the owner is relieved from paying such fees since it owns the intangible asset. Significant assumptions included estimated future revenues, royalty rates, tax rates, discount rates, and economic useful lives. The fair value of customer relationships was estimated using the multi-period excess earnings method, an income approach, which converts projected revenues and costs into cash flows. Significant assumptions used in the discounted cash flow analysis for customer relationships were the revenue growth rate, customer attrition rate, earnings before interest, taxes, depreciation, and amortization (“EBITDA”), contributory asset charge, and the discount rate. The fair value of the trade name, developed technology and customer relationships intangible assets were determined to be $158, $1,232 and $2,000, respectively, and are being amortized over estimated useful lives of 4 years, 6 years and 8 years, respectively.

The goodwill recognized in the VRA acquisition was primarily attributable to the assembled workforce of VRA, synergies associated with the Company acquiring key intellectual property used in their unmanned aerial vehicle (“UAV”) products, and the potential for future technological development. Goodwill recognized is deductible for income tax purposes.

Acquisition costs incurred in business combinations were $264 for the year ended December 31, 2024. Acquisition costs were expensed as incurred and are included in selling, general and administrative expenses in the consolidated statement of operations.

The results of operations of VRA have been included in the consolidated financial statements of the Company from September 12, 2024, the closing date of the acquisition. For the year ended December 31, 2024, the Company’s consolidated results of operations included $873 of VRA revenue. VRA is reported within the Company’s Tactical Systems segment.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information summarizes the combined results of the Company and VRA as if the acquisition had occurred on January 1, 2024. The pro forma results have been prepared for comparative purposes only, and do not necessarily represent what the results of operations would have been had the acquisition been completed on January 1, 2024. In addition, these pro forma results are not intended to be a projection of future operating results and do not reflect synergies that might be achieved. The unaudited pro forma financial information includes adjustments for the pro forma impact of the allocation of the purchase price recognized in connection with the acquisition of VRA (as summarized above). These adjustments primarily relate to the impact of incremental amortization expense attributable to the acquired intangible assets.

(In thousands)	Year Ended December 31, 2024
Pro forma total revenue	$395,460
Pro forma net income	$80,851

Tribe Aerospace

As part of the acquisition of Tribe Aerospace, LLC in 2022, the Company agreed to pay contingent consideration to the sellers for any EBITDA (as defined in the earnout arrangement) recognized over certain thresholds during the earnout period from 2022 through 2024.

The contingent consideration was settled using a combination of cash and Class A units based on converting a portion of each contingent payment to units at the fixed contractual price per unit.

During the year ended December 31, 2025, $61,650 of the $98,150 liability outstanding at December 31, 2024 was settled via the issuance of 7,786,951 Class A Units. On October 16, 2025, the Company and the sellers agreed that the final remaining amount due from the Company to the sellers is $40,972, which represented the remaining liability to be paid in cash (including accrued interest) in the following five installments: $5,000 that was paid on October 16, 2025, $5,243 (plus all additional accrued but unpaid interest on the outstanding balance) that was paid on December 15, 2025, and $10,243 (plus all additional accrued but unpaid interest on the outstanding balance) that were scheduled to be paid on each of February 28, 2026, May 31, 2026 and August 31, 2026. On December 22, 2025, the Company paid $30,729, plus additional accrued interest, to the sellers in full settlement of all remaining amounts due under the earnout arrangement. Interest accrued at 10% per annum.

During the year ended December 31, 2025, the contingent consideration liability was adjusted as follows:

(In thousands)	Balances at December 31, 2024	Change in Fair Value	Cash Payments	Fair Value of Equity Issued	Balances at December 31, 2025
Contingent consideration, current portion	$10,243	$—	$(10,243)	$—	$—
Contingent consideration, net of current portion	87,907	2,435	(28,692)	(61,650)	—

Total liability	$98,150	$2,435	$(38,935)	$(61,650)	$—

The change in fair value of the liability represents accretion of the discounted liability outstanding during the year ended December 31, 2025.

During the year ended December 31, 2024, the contingent consideration liability was adjusted as follows:

(In thousands)	Balances at December 31, 2023	Change in Fair Value	Cash Payments	Fair Value of Equity Issued	Balances at December 31, 2024
Contingent consideration, current portion	$45,914	$12,985	$(48,656)	$—	$10,243
Contingent consideration, net of current portion	239,464	(74,584)	—	(76,973)	87,907

Total liability	$285,378	$(61,599)	$(48,656)	$(76,973)	$98,150

The change in fair value represents the decrease in the estimated 2024 earnout liability based on actual EBITDA recognized for the year ended December 31, 2024, partially offset by the change in the estimated fair value of the Class A units to be issued upon settlement of the 2024 earnout period. The decrease in the estimated 2024 earnout liability during the year ended December 31, 2024 was primarily due to 2024 actual EBITDA being less than forecast. This shortfall was primarily due to the timing of customer funding and deliveries under the Company’s largest program moving from 2024 to future periods that are beyond the end of the earnout arrangement.

4.	Inventories

Inventories consisted of the following as of December 31, 2025 and 2024:

(In thousands)	December 31,
	2025	2024
Parts and raw materials	$2,224	$3,076
Work in progress	1,910	5,939

Total inventories, net	$4,134	$9,015

Work in progress contains $0 and $3,410 of aircraft being modified for future sale or lease as of December 31, 2025 and 2024, respectively. Inventory balances are net of the reserves for slow moving, excess or obsolete inventories of $1,822 and $2,270 at December 31, 2025 and 2024, respectively.

5.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following as of December 31, 2025 and 2024:

(In thousands)	December 31,
	2025	2024
Vendor prepayments	$15,361	$—
Deferred offering costs	3,842	—
Other	4,276	3,890

Total prepaid expenses and other current assets	$23,479	$3,890

6.	Property and Equipment

Property and equipment consisted of the following as of December 31, 2025 and 2024:

(In thousands)	December 31,
	2025	2024
Aircraft held for lease	$8,594	$9,610
Furniture and equipment	15,052	13,919
Leasehold improvements	4,986	3,218
Assets not yet placed in service	578	1,091
Computers and software	6,091	4,475
Vehicles	961	918

Total property and equipment	36,262	33,231
Less: accumulated depreciation	(16,676)	(12,106)

Total property and equipment, net	$19,586	$21,125

Depreciation expense was $4,564 and $2,958 for the years ended December 31, 2025 and 2024, respectively. Accumulated depreciation for aircraft held for lease was $1,178 and $1,120 as of December 31, 2025 and 2024, respectively. Depreciation expense recorded for aircraft held for lease in the years ended December 31, 2025 and 2024 was $58 and $0, respectively, as the aircraft were not in service during 2024 while undergoing improvements to further extend their useful lives.

7.	Intangible Assets and Goodwill

Intangible assets consisted of the following as of December 31, 2025 and 2024:

	December 31, 2025
(In thousands)	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	12.7 years	$202,100	$(91,850)	$110,250
Technology	5.6 years	2,084	(327)	1,757
Trade names	4.0 years	158	(51)	107

Total intangible assets		$204,342	$(92,228)	$112,114

	December 31, 2024
(In thousands)	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	12.7 years	$202,100	$(75,548)	$126,552
Technology	6.0 years	1,232	(62)	1,170
Trade names	4.0 years	158	(12)	146

Total intangible assets		$203,490	$(75,622)	$127,868

Amortization expense related to finite-lived intangible assets was $16,606 and $18,119 for the years ended December 31, 2025 and 2024, respectively. Future amortization expense is estimated to be $16,717 in 2026, $16,717 in 2027, $15,670 in 2028, $15,249 in 2029, $15,126 in 2030, and $32,635 thereafter.

The following table presents changes in the carrying amount of goodwill by reportable segment for the year ended December 31, 2024. There were no changes in the carrying amount of goodwill by reportable segment for the year ended December 31, 2025.

(In thousands)	Tactical Systems	Global Solutions	Total
Balance at January 1, 2024	$286,750	$—	$286,750
VRA Acquisition	5,578	—	5,578

Balance at December 31, 2024	$292,328	$—	$292,328

The carrying amounts of goodwill at December 31, 2025 and 2024 were net of accumulated impairment losses of $5,371 and $52,906 for the Tactical Systems and Global Solutions reportable segments, respectively.

8.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of December 31, 2025 and 2024:

(In thousands)	December 31,
	2025	2024
Payroll and related expenses	$9,089	$6,490
Contract costs	7,299	1,030
Professional services	3,435	722
Business combination related payable	500	2,577
Other	1,437	1,938

Total accrued expenses and other current liabilities	$21,760	$12,757

9.	Debt

The Company had the following debt outstanding as of December 31, 2025 and 2024:

(In thousands)	December 31,
	2025	2024
Term Loans	$259,135	$261,855
Revolving Credit Facility	—	—
Less: unamortized debt issuance costs	(635)	(1,438)

Total debt	$258,500	$260,417

Credit Agreement

On March 18, 2020 the Company entered into a Credit Agreement (as amended by Amendment No. 1 to Credit Agreement, dated as of October 28, 2020, Amendment No. 2 to Credit Agreement, dated as of May 7, 2021, Amendment No. 3 to Credit Agreement, dated as of May 15, 2023, Amendment No. 4 to Credit Agreement, dated as of April 30, 2024 and Amendment No. 5 to Credit Agreement, dated as of September 15, 2025, the “Credit Agreement”) with a syndicate of lenders, Ankura Trust Company, LLC, as administrative agent and PNC Bank, National Association as revolving agent and collateral agent.

The Credit Agreement provides for a senior secured term loan facility (the “Term Loan”) in an original aggregate principal amount of $325,000. The Credit Agreement also provides for a super priority senior secured revolving credit facility in an aggregate principal amount of $25,000 (the “Revolving Credit Facility” and, together with the Term Loan, the “Credit Facilities”). The Revolving Credit Facility includes a $5,000 sublimit for the issuance of letters of credit. As of December 31, 2025, $24,515 is available to be borrowed under the Revolving Credit Facility and the unused letters of credit are $4,515.

The Term Loans bear interest at a rate equal to (i) 5.00% plus the base rate equal to the highest of (w) the prime rate, (x) the Federal funds open rate plus 0.50% per annum and (y) a daily Term SOFR rate based on an interest period of one month plus 1.00% per annum or (ii) Term SOFR plus 6.00% per annum subject to a 1.00% Term SOFR floor. The Revolving Credit Facility bears interest at a rate that corresponds to the most recent first lien net leverage ratio calculation. As of December 31, 2025, the interest rate was 9.92% for the Term Loans and 9.75% for the Revolving Credit Facility. As of December 31, 2024, the interest rate was 10.57% for the Term Loans and 10.25% for the Revolving Credit Facility.

In addition to paying interest on loans outstanding under the Term Loan and the Revolving Credit Facility, the Company is required to pay a commitment fee of 0.50% per annum of unused commitments under the Revolving Credit Facility. The Company is also required to pay customary fronting, issuance, and administrative fees for the issuance of letters of credit.

The borrowings are guaranteed and secured by substantially all assets of the Company and its subsidiaries. The Company is required to comply with a maximum consolidated first lien net leverage ratio. As of December 31, 2025 and 2024, the Company was in compliance with the covenants in the Credit Agreement.

Term Loan principal payments of $680 (0.25% of the aggregate amount borrowed) are due on the last business day of each quarter. A mandatory prepayment of principal may be due after the end of each fiscal year if the Company has Excess Cash Flow, as defined in the Credit Agreement. A mandatory prepayment of principal may be due upon the receipt of net proceeds from a casualty event or from certain nonordinary course dispositions in excess of $2,500 individually or $5,000 in the aggregate in any one fiscal year.

On September 15, 2025, the Company amended the Credit Agreement to (a) extend the maturity date of the Term Loans and the Revolving Credit Facility from March 18, 2026, to March 18, 2028 and (b) modify the financial covenant to a consolidated first lien net leverage ratio of 9.00x tested quarterly starting with the quarter ended September 30, 2025.

Future principal maturities of debt are due as follows:

(In thousands)
Year ending December 31, 2026	$2,720
Year ending December 31, 2027	2,720
March 18, 2028	253,695

Total debt maturities	$259,135

Loan Authorization Agreement

On October 9, 2025, a wholly owned subsidiary of the Company entered into a Loan Authorization Agreement with the Bank of Montreal from which the Company may from time to time request loans and letters of credit in an aggregate principal amount of $60,000. The loans bear interest at a rate equal to the greater of (i) the prime rate minus 0.25% per annum and (ii) Term SOFR plus a credit spread adjustment of 0.15% and margin of 2.75% per annum, subject to a floor of 0.00%. The loans are payable on demand and the Company has 15 days to honor any demand for payment. Further, the availability of loans and letters of credit will automatically terminate on demand. The Company may make principal payments on the loans at any time and in any amount without premium or penalty. Interest on the loans is computed at a variable rate, which may change daily, and is payable quarterly. The loans are guaranteed by funds affiliated with Madison Dearborn Partners, LLC, the Company’s equity sponsor. During November and December 2025, the Company borrowed $20,000 under the Loan Authorization Agreement. Subsequently, during December 2025, the Company repaid the $20,000 previously borrowed under the Loan Authorization Agreement. As of December 31, 2025, $60,000 is available to be borrowed under the Loan Authorization Agreement.

10.	Leases

Leases as Lessee

The Company leases buildings, warehouses, and office facilities. The lease terms are generally between 1 to 5 years. The Company has the option to extend the term of its leases for certain warehouses; however, these extension options have not been included in determining the Company’s operating lease liabilities and related ROU assets as the Company is not reasonably certain to exercise these options.

The following table presents components of lease expense recognized during the years ended December 31, 2025 and 2024:

(In thousands)	Year Ended December 31,
	2025	2024
Operating lease cost	$3,810	$3,715
Short-term lease cost	316	170
Variable lease cost	196	277
Sub-lessor lease income	(38)	(154)

Total lease cost	$4,284	$4,008

Supplemental cash flow information for the year ended December 31, 2025 and 2024, was as follows:

(In thousands)	Year Ended December 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$3,819	$3,537
ROU assets obtained in exchange for new lease liabilities:
Operating leases	$915	$305

The weighted-average remaining lease term and weighted-average discount rate as of December 31, 2025 and 2024, were as follows:

	December 31,
	2025	2024
Weighted-average remaining lease term (years):
Operating leases	2.5	3.1
Weighted-average discount rate:
Operating leases	7.1%	7.3%

The table below reconciles the undiscounted future minimum lease payments under non-cancelable operating leases with terms of more than one year to the total operating liabilities recognized on the consolidated balance sheet at December 31, 2025:

(In thousands)
2026	$3,871
2027	2,959
2028	1,551
2029	373
2030	125

Total future minimum lease payments	8,879
Imputed interest	(753)

Present value of operating lease liabilities	$8,126

Related Parties

The Company has certain leases whereby it rents warehouse and hangar space with entities owned by management or members of the Company. These leases range in terms from month-to-month agreements, to having expiration dates through March 2028. Total payments made to these related parties were approximately $1,629 and $2,066 during the years ended December 31, 2025 and 2024, respectively. Total lease cost related to these leases was $1,627 and $2,100 during the years ended December 31, 2025 and 2024, respectively. The following table presents the ROU assets and lease liabilities recognized as of December 31, 2025 and 2024 related to these leases with related parties:

(In thousands)	December 31,
	2025	2024
Operating lease ROU assets	$2,188	$3,940
Operating lease liabilities	1,070	1,237
Operating lease liabilities, net of current portion	1,228	2,854

In addition to the related party leases discussed above, refer to Note 16 for discussion of a related party lease with a consolidated VIE.

Leases as Lessor

The Company leases one aircraft in property and equipment to a third-party lessee under two sequential operating lease agreements. The term of the first lease is two years. The term of the second lease is seven years, which begins after the conclusion of the first lease and after the Company has completed a structural overhaul of the aircraft. The leases are combined into a single contract for accounting purposes because (1) they were negotiated at the same time and (2) they share a commercial objective. The individual leases within the combined contract are treated as individual lease components. Nonlease components within the combined contract are composed of maintenance costs for periodic engine and propeller replacements. The nonlease components are accounted for under ASC 606 and are recognized as revenue at the point in time that control of the replacement engines and propellers is transferred to the customer.

The rental revenue for the years ended December 31, 2025 and 2024 was $58 and $299, respectively, of which $26 and $183 was from variable consideration. The receivable balance due as of December 31, 2025 and 2024 was $62 and $0, respectively.

Maturity Analysis of Lease Payments to be Received as Lessor

As of December 31, 2025, the undiscounted cash flows to be received from lease payments of the aircraft operating lease on an annual basis for the next five years and thereafter are as follows:

(In thousands)
2026	$566
2027	559
2028	480
2029	481
2030	486
Thereafter	938

Total undiscounted cash flows	$3,510

11.	Commitments and Contingencies

Government Regulation

The Company is subject to various state and federal laws and regulations, which, among other things, impose limits on interest rate charges and insurance premiums and require licensing and other qualifications.

Litigation

Viking

Ikhana Group LLC (Ikhana), a wholly owned subsidiary acquired by the Company in 2020, previously entered into a Data License Agreement (“DLA”) with Viking Aircraft Ltd. (“Viking”), which authorized Ikhana to access, use, copy and create derivatives of defined Viking data for Ikhana’s development of specific aircraft modifications. On June 23, 2023, Viking informed Ikhana and the Company that it intended to terminate the DLA based on Ikhana and the Company’s alleged misuse of certain Viking data. On July 17, 2023, Ikhana filed a complaint in the United States District Court for the Southern District of California against Viking. Ikhana complaint asserted three causes of action related to Viking’s purported termination of the DLA. On August 25, 2023, Viking filed its answer to the complaint and asserted seven of its own counterclaims against Ikhana and the Company, including for alleged breaches of DLA and misuse of Viking’s trade secrets and trademarks. On the same day, Viking filed a motion for preliminary injunction against Ikhana and the Company. That motion sought, among other things, to have Ikhana withdraw a pending application with the Federal Aviation Administration (FAA) to amend one of its supplemental aircraft type certificates. On September 15, 2023, Ikhana amended its complaint to assert against Viking an antitrust claim under Section 2 of the Sherman Act. On November 7, 2023, following briefing on the matter, the court partially granted Viking motion for preliminary injunction. Following extended negotiations, the parties entered into a confidential settlement agreement resolving the litigation. The Court dismissed the litigation on June 18, 2024. As a result of the confidential settlement agreement, after a specified transition period the Company can no longer use the defined Viking data or perform specific aircraft modifications. Accordingly, the Company wrote off $4,760 of inventory used to perform aircraft modifications with the recognition of an inventory obsolescence charge during the year ended December 31, 2024.

In connection with the resolution of the litigation in the Southern District of California, Viking agreed to acquire a portfolio of Supplemental Type Certificates owned by Ikhana or its affiliated entities (the “STC Portfolio”). The parties were unable to reach an agreement on the price of the STC Portfolio through direct negotiations and instead elected to submit the matter to binding arbitration. On December 17, 2024, the parties submitted an official Notice of Intent to Arbitrate.

In June 2025, the arbitrator determined the purchase price of the STC Portfolio to be $7,605. Pursuant to the STC Transfer Agreement, Viking paid Ikhana $6,844 at closing with the balance of $761 to be held in escrow for one year from closing for certain liabilities, obligations and claims. As a result, during the year ended December 31, 2025, the Company recognized as other income a gain on sale of the STC Portfolio of $6,844, which represents the portion of the purchase price that has been realized as of December 31, 2025.

Other

The Company may be subject to various claims and legal proceedings that arise in the ordinary course of its business activities. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material effect on the financial condition or results of operations of the Company.

Costs associated with the Company’s involvement in legal proceedings are expensed as incurred.

Government Rate Filings

At the beginning of each year, the Company files its provisional billing rates with the U.S. Government. The Company uses these rates for billing purposes throughout the fiscal year. Within six months of its fiscal year-end, the Company files an Incurred Cost Proposal with the U.S. Government which details its actual costs and actual rates incurred for that year. The Company will then be notified by the government at some time in the future, which may be up to six years later, that the indirect rates have either been accepted by the government or that the government intends to conduct an incurred cost audit. Both options will eventually result in a final indirect rate letter that the Company must approve and sign off on with the government. Once that process has been completed, the Company will apply those approved rates to contracts that require being closed out (i.e., issuance of a final invoice) which may result in an amount owed to or due from the government. The Company has recorded an estimated rate impact in the accompanying consolidated financial statements. As of December 31, 2025 and 2024, the estimated rate reserve was $142 and $384, respectively, which is recorded in deferred revenue in the consolidated balance sheets.

12.	Retirement Plans

The Company maintains a qualified 401(k) deferred compensation plan (the “Plan”). All employees are eligible to participate in the Plan. The Plan provides for discretionary Company matching contributions. The Company’s contributions to the Plan were $2,761 and $2,458 for the years ended December 31, 2025 and 2024, respectively.

13.	Income Taxes

The Company is structured as a partnership and therefore is generally not subject to income taxes. Income taxes resulting from its operations are the responsibility of its members. The Company has wholly owned operating subsidiaries which are regarded corporations, subject to U.S. federal, state, and foreign taxes for the years ended December 31, 2025 and 2024.

(Loss) income before income taxes for the years ended December 31, 2025 and 2024 consisted of the following:

(In thousands)	Year Ended December 31,
	2025	2024
United States	$(16,609)	$78,930
Foreign	—	26

(Loss) income before income taxes	$(16,609)	$78,956

The provision for income taxes for operating subsidiaries taxed as C corporations was $171 and $363 during the years ended December 31, 2025 and 2024, respectively.

The following table summarizes the differences between the reported provision for income taxes and income tax expense at the United States statutory rate of 21% as of December 31, 2025:

(In thousands)	Year Ended December 31, 2025
	Amount	Rate
Income tax expense at federal statutory rate	$(3,488)	21.0%
State and local income taxes, net of federal tax benefit *	41	(0.2)%
Change in valuation allowance	392	(2.4)%
Effect of flow-through entity	3,148	(19.0)%
Other	78	(0.5)%

Income tax expense	$171	(1.1)%

*	State taxes in Virginia made up the majority (greater than 50%) of the tax effect in this category

The following table summarizes the differences between the reported provision for income taxes and income tax expense at the United States statutory rate of 21% as of December 31, 2024:

(In thousands)	Year Ended December 31, 2024
Income tax expense at federal statutory rate	$16,580
State and local income taxes, net of federal tax benefit	(108)
Effect of flow-through entity	(17,170)
Foreign tax effects	1
Change in valuation allowance	800
Other, net	260

Income tax expense	$363

The provision for income taxes for the years ended December 31, 2025 and 2024 consisted of the following:

(In thousands)	Year Ended December 31,
	2025	2024
Current
U.S. federal	$70	$139
State	(43)	(45)
Foreign	—	9

Total current	27	103

Deferred
U.S. federal	95	178
State	49	82
Foreign	—	—

Total deferred	144	260

Provision for income taxes	$171	$363

Significant components of the deferred income tax assets and liabilities at December 31, 2025 and 2024 were as follows:

(In thousands)	December 31,
	2025	2024
Deferred income tax assets:
Accrued expenses and other current liabilities	$227	$244
R&D costs	—	860
Intangible assets	110	—
Lease liabilities	134	143
NOL and tax credit carryforwards	1,436	783
Interest deduction carryforwards	1,053	781

Total deferred income tax assets	2,960	2,811
Less: valuation allowance	(2,907)	(2,431)

Total deferred income tax assets, net	$53	$380

Deferred income tax liabilities:
Intangible assets	$—	$(140)
ROU assets	(127)	(135)
Property and equipment	(16)	(51)

Total deferred income tax liabilities	(143)	(326)

Net deferred income tax (liabilities) assets	$(90)	$54

Total income taxes paid (refunded) were $(83) and $67 during the years ended December 31, 2025 and 2024, respectively. These represent state income tax payments, as no U.S. federal or foreign payments were made.

Income taxes paid during the year ended December 31, 2025 that exceeded 5 percent of total income taxes paid (net of refunds received) in the following jurisdictions were as follows:

(In thousands)	Year Ended December 31, 2025
California	$29
Texas	24
Virginia	(137)
Other	1

Total income taxes paid (refunded)	$(83)

As of December 31, 2025, the Company has $406 of state net operating loss (“NOL”) carryforwards that expire between 2041 – 2044 and $158 of non-US NOL carryforwards that will expire between 2032 – 2044. As of December 31, 2025, the Company also has $5,365 of U.S. federal and $3,545 of state NOL carryforwards that do not expire. As of December 31, 2025, the Company has $90 of state credit carryforwards that do not expire.

Management assessed the available positive and negative evidence to estimate whether sufficient future taxable income will be generated by the regarded corporations to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred at the regarded corporations over the three-year period ended December 31, 2025. Such objective evidence limits the ability to consider other subjective evidence, such as the Company’s projections for future profitability. On the basis of this evaluation, as of December 31, 2025 and 2024, a valuation allowance of $2,907 and $2,431, respectively, has been recorded to recognize only the portion of the deferred tax assets that is more likely than not to be realized. The valuation allowance recorded is primarily related to U.S. federal deferred tax assets that are not expected to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if additional objectively verifiable positive evidence materializes in future reporting periods, such as a demonstrated operating profitability. The following table presents the change in the valuation allowance for the years ended December 31, 2025 and 2024:

(In thousands)	December 31,
	2025	2024
Beginning balance	$2,431	$1,631
Change in valuation allowance in tax expense	476	800

Ending balance	$2,907	$2,431

The Company accounts for uncertainty in income taxes in accordance with ASC Subtopic 740-10. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company did not have unrecognized tax benefits as of December 31, 2025 or 2024.

The Company files tax returns in the U.S. federal and state jurisdictions. The Company is no longer subject to U.S. federal examinations by the Internal Revenue Service for years before 2022 and is no longer subject to examinations by state authorities before 2021.

14.	Incentive Units

The following table summarizes Incentive Units activity during the year ended December 31, 2025:

Incentive Units
Outstanding – December 31, 2024	5,725,164
Granted	2,100,000
Forfeited	(441,168)
Repurchased	(253,498)

Outstanding – December 31, 2025	7,130,498

Vested – December 31, 2025	3,666,580
Authorized – December 31, 2025	7,479,111

The compensation expense related to the Incentive Units recognized during the years ended December 31, 2025 and 2024 was $1,377 and $152, respectively.

15.	Segment Information

The Company’s chief operating decision making officer (“CODM”) is the Company’s Chief Executive Officer. Effective October 2025, the Company’s CODM reevaluated how the Company measures performance and allocates resources, and modified the Company’s internal reporting, budgeting and forecasting and the responsibilities of his direct reports. As a result, the Company’s Aircraft Modification & Integration business was combined with the Company’s Global Solutions business and they now constitute a single Global Solutions operating and reportable segment. The Company’s Tactical Systems segment remains unchanged. Consistent with how the Company evaluates its performance and the way the Company is now organized internally, the Company reports its activities in two segments: i) Tactical Systems, and ii) Global Solutions. The segment information presented below conforms with these two reportable segments, which are organized based on the nature of the Company’s products and services offered.

The CODM uses revenue and Segment Adjusted EBITDA to assess segment performance, to make decisions regarding the allocation of capital and other investments, and to monitor budget versus actual results. The CODM considers budget-to-actual variances on a quarterly basis for both revenue and Segment Adjusted EBITDA when making decisions about allocating capital and personnel to the segments and when assessing performance of the segments. Total segment expenses in the aggregate are regularly reported to the CODM and are comprised of cost of revenue, selling, general and administrative expenses, and R&D expenses, excluding depreciation expense. The CODM does not regularly review assets by segment. Therefore, the Company does not disclose assets by segment.

The Company defines Segment Adjusted EBITDA as net income (loss) before certain unallocated Corporate expenses, interest income and expense, income tax expense (benefit), depreciation and amortization expense, other income (expense), changes in the fair value of contingent consideration liabilities, IPO-related costs, asset impairments, business acquisition costs, and restructuring costs, as well as certain non-recurring items.

Financial information for each reportable segment is as follows for the year ended December 31, 2025:

(In thousands)	Tactical Systems	Global Solutions	Total Segments
Total segment revenue	$321,995	$110,938	$432,933
Total segment expenses	283,787	102,766	386,553

Segment Adjusted EBITDA	$38,208	$8,172	46,380

Less unallocated amounts:
Corporate(1)			(8,802)
Interest expense			(32,346)
Interest income			699
Change in contingent consideration			(2,435)
Depreciation and amortization			(21,369)
Other income, net(2)			6,841
IPO-related costs			(3,398)
Other(3)			(2,179)

Loss before income taxes			$(16,609)

(1)

Corporate primarily consists of costs related to executive and staff functions, including the Chief Executive Officer, the Chief Operating Officer, Information Technology, Human Resources, Legal, Finance, Business Development, Corporate Development, and Administration, which benefit the enterprise as a whole.

(2)	Other income, net includes a $6,844 gain related to a non-recurring legal settlement. Refer to Note 11 for further discussion.
(3)	Other includes $1,593 of legal expenses related to the legal settlement discussed in (2) above and $586 of marketing expenses related to the rebranding of the Company.

Financial information for each reportable segment is as follows for the year ended December 31, 2024:

(In thousands)	Tactical Systems	Global Solutions	Total Segments
Total segment revenue	$298,189	$94,003	$392,192
Total segment expenses	213,743	96,706	310,449

Segment Adjusted EBITDA	$84,446	$(2,703)	81,743

Less unallocated amounts:
Corporate(1)			(4,731)
Interest expense			(29,584)
Interest income			1,436
Change in contingent consideration			61,599
Depreciation and amortization			(21,342)
Other income, net			129
Business acquisition costs			(264)
Restructuring – severance			(147)
Other(2)			(9,883)

Income before income taxes			$78,956

(1)

Corporate primarily consists of costs related to executive and staff functions, including the Chief Executive Officer, the Chief Operating Officer, Information Technology, Human Resources, Legal, Finance, Business Development, Corporate Development, and Administration, which benefit the enterprise as a whole.

(2)

Other includes (i) $3,796 of business process improvement costs, and (ii) $1,327 of legal fees and a $4,760 inventory obsolescence charge related to a non-recurring legal settlement. Refer to Note 11 for further discussion.

Substantially all of the Company’s long-lived tangible assets were in the United States as of December 31, 2025 and 2024.

16.	Variable Interest Entity

In 2022 the Company entered into an arrangement with a related party to lease an aircraft, for the purpose of performing specified R&D activities. The VIE is a related party because it is owned by management or members of the Company. The Company concluded that it held an implicit variable interest in the entity through the rental agreement and that it met the requirements for consolidation pursuant to the VIE sub-sections of ASC 810. The Company consolidated the VIE because it is the primary beneficiary, having the power to direct the activities that most significantly affect the VIE’s economic performance. Additionally, the Company has the obligation to absorb losses that could be significant to the VIE through implied obligations resulting from the lease arrangement, specifically the indeterminate nature of the lease term, and the nature of the related party relationship. The VIE’s principal asset, the aircraft, can only be used to settle the obligations of the VIE.

The original lease term was 1-year with automatic 6-month renewal options thereafter. During 2025, the Company and the VIE agreed that the lease term will expire on March 31, 2026 but shall automatically renew for successive 6-month terms, unless either party provides written termination notice. The lease may be terminated by either party at any time, for any reason. The lease does not contain a residual value guarantee and the Company is not obligated to provide any financial support to the VIE other than the lease payments. The Company does not have an equity interest in the VIE. As a result, the non-controlling interest reported in the Company’s consolidated balance sheets represents the net assets of the VIE, and the net income of the VIE is reported in the Company’s consolidated statements of operations as being attributable to the non-controlling interest. Total payments made to the VIE were approximately $300 during each of the years ended December 31, 2025 and 2024. Total costs related to the lease, which were eliminated in consolidation, were $300 during each of the years ended December 31, 2025 and 2024. The Company did not make any payments to the VIE that were not a result of the lease arrangement. The VIE made distributions totaling $270 and $395 to its members during the years ended December 31, 2025 and 2024, respectively.

As a result of the aircraft becoming available to sell in its present condition in October 2025 and all of the other held for sale criteria having been met, the aircraft was determined to be held for sale for accounting purposes. Accordingly, during October 2025 the Company reclassified the aircraft from property and equipment to asset held for sale in the Company’s consolidated balance sheet as of December 31, 2025 (and as of December 31, 2024 for comparability purposes) and ceased depreciation. No loss was recognized to measure the aircraft at the lower of its carrying value or fair value less costs to sell. The Company’s consolidated balance sheets as of December 31, 2025 and 2024 include the following assets of the VIE. The VIE did not have any outstanding obligations as of December 31, 2025 or 2024:

(In thousands)	December 31,
	2025	2024
Cash and cash equivalents	$205	$171
Aircraft held for sale, net (net of accumulated depreciation of $928 and $729)	4,376	4,574

Total assets	$4,581	$4,745

Depreciation expense related to the aircraft held for sale was $199 and $265 for the years ended December 31, 2025 and 2024, respectively.

17.	Series A Preferred Units

In December 2025, the Company entered into a Unit Purchase Agreement with two investors pursuant to which the Company issued 100,000 Series A preferred units for aggregate cash proceeds of $100,000. The transaction closed in December 2025, at which time the investors executed a joinder to the Limited Liability Company Agreement (the “LLC Agreement”) and became members of the Company. Contemporaneously with the closing of the Unit Purchase Agreement, the Company amended and restated its LLC Agreement to confer the agreed upon rights and obligations to the holders of the Series A preferred units.

Under the LLC Agreement, the Series A preferred units accrue a preferred return at a rate of 5.0% per annum through June 4, 2027, compounding annually. The preferred return is added to each holder’s Series A preferred capital and included in the unreturned Series A preferred capital balance. If a qualified public offering has not occurred prior to June 4, 2027 then the preferred return rate increases to 8% for the next 12-month period, with an additional 1% increase in the preferred return rate on June 4, 2028 and June 4, 2029. Holders of Series A preferred units have a liquidation and dividend preference over all other unitholders, until they have received all accrued returns and return of the initial capital.

The Series A preferred units also provide holders with certain conversion rights. Upon the occurrence of a liquidity event, the Series A preferred investors may elect to convert all outstanding Series A preferred units into Class A units at a conversion price determined by reference to 80% of the fair market value of a Class A unit. In a liquidity event, which would include a qualified public offering, the Series A preferred unitholders are not eligible to receive the preferred return and the conversion shares are calculated by dividing any unreturned capital contributions by 80% of the initial public offering price. The right to convert upon various liquidity events, including a qualified public offering, represents an embedded derivative required to be accounted for separately from the Series A preferred units and remeasured at fair value at each reporting date, with the changes in fair value recorded through earnings.

Beginning on the fifth anniversary of issuance, the Series A preferred investors may require the Company to redeem all outstanding Series A preferred units for cash at their liquidation value, subject to applicable legal and contractual restrictions (the “Investor Put Right”).

The Company also has the right, at its discretion, to redeem all or a portion of the outstanding Series A preferred units: (i) at any time between December 4, 2027 and June 1, 2030, or (ii) at any time on or after June 1, 2031.

The redemption price per Series A preferred unit is determined formulaically based on the liquidation value at the time and the date of redemption, as follows:

•	on or before December 4, 2028, the redemption price is 102% of the liquidation value of each Series A preferred unit being redeemed.

•	after December 4, 2028 but on or before December 4, 2029, the redemption price is 101% of the liquidation value of each Series A preferred unit being redeemed.

•	on or after December 4, 2029, the redemption price is equal to the liquidation value of each Series A preferred unit being redeemed.

If any required redemption is delayed beyond 180 days due to applicable restrictions, the Series A preferred rate increases to 15% per annum. Following a public offering, holders are entitled to short-form demand registration rights.

Except as specifically provided in the LLC Agreement, the Series A preferred units do not confer general voting rights.

The Series A preferred units are classified as mezzanine equity in the consolidated balance sheet because they are redeemable at the option of the holders, pursuant to the Investor Put Right. The $100,000 fair value at issuance (net of $80 of issuance costs) was allocated between the Series A preferred units and the embedded derivative, with the net proceeds first allocated to the derivative at its estimated fair value of $19,999 and the remainder of $79,921 allocated to the Series A preferred units. As of December 31, 2025, the Company increased the carrying value of the Series A preferred units to $80,371, which represents their maximum redemption value ($1 per unit, plus the preferred return of $370 for the year ended December 31, 2025), less the estimated fair value of the embedded derivative. This resulted in the $450 increase in the carrying value of the Series A preferred units since issuance, with a corresponding decrease in members’ equity.

18.	Subsequent Events

The Company has evaluated subsequent events through March 23, 2026, which is the date that these consolidated financial statements were available to be issued.

Series A Preferred Units

On February 9, 2026, the Company entered into a Unit Purchase Agreement with Radz Capital AEVEX Holdings Inc., pursuant to which the Company issued 14,067 Series A Preferred units under the LLC Agreement for aggregate cash proceeds of $14,067. The transaction closed during February 2026. On March 12, 2026, the Company entered into a Unit Purchase Agreement with Radz Capital AEVEX Holdings Inc., pursuant to which the Company issued 1,275 Series A Preferred units under the LLC Agreement for aggregate cash proceeds of $1,275. The transaction closed during March 2026. Mr. Raduenz, Executive Chairman of the Company, is the President of Radz Capital AEVEX Holdings Inc.

Class A Units and Incentive Units

During February 2026, the Company reached an agreement with a former employee to: i) pay $1,086 for the repurchase of vested Incentive Units pursuant to the terms of the Incentive Equity Agreement which permits the Company to repurchase such shares within 12 months of an employee’s termination date, and ii) pay $1,048 for the employee’s Class A units. The $1,048 was paid in February 2026 and the $1,086 is due to be paid by October 31, 2026.

ATHENA TECHNOLOGY SOLUTIONS HOLDINGS, LLC

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands, except par value and unit amounts)

	March 31, 2026	December 31, 2025
Assets
Current Assets:
Cash and cash equivalents	$27,449	$27,908
Accounts receivable, net	85,821	55,215
Contract assets	120,701	79,680
Inventories	6,101	4,134
Prepaid expenses and other current assets	26,559	23,479

Total current assets	266,631	190,416

Goodwill	292,328	292,328
Customer relationships, net	106,231	110,250
Other intangible assets, net	1,761	1,864
Property and equipment, net	20,038	19,586
Operating lease right-of-use assets	7,322	7,697
Other assets	1,564	478
Asset held for sale	4,376	4,376

Total assets	$700,251	$626,995

Liabilities, Mezzanine Equity and Equity
Current Liabilities:
Accounts payable	$46,747	$23,700
Accrued expenses and other current liabilities	25,098	21,760
Deferred revenue	21,190	10,942
Current portion of long-term debt	2,720	2,720
Operating lease liabilities	3,493	3,426

Total current liabilities	99,248	62,548

Long-term debt, net of current portion	255,164	255,780
Operating lease liabilities, net of current portion	4,241	4,700
Series A preferred units derivative liability	25,541	19,999

Total liabilities	384,194	343,027

Commitments and contingencies (Note 7)

Mezzanine Equity:
Series A preferred units, no par value, 120,000 units authorized, 115,342 and 100,000 units issued and outstanding as of March 31, 2026 and December 31, 2025, respectively	93,908	80,371

Equity:
Class A units, no par value; 88,532,824 units authorized, 88,432,824 and 88,532,824 units issued and outstanding as of March 31, 2026 and December 31, 2025, respectively	217,571	199,016

Total members’ equity	217,571	199,016
Noncontrolling interest	4,578	4,581

Total equity	222,149	203,597

Total liabilities, mezzanine equity, and equity	$700,251	$626,995

See accompanying notes to the unaudited condensed consolidated financial statements.

ATHENA TECHNOLOGY SOLUTIONS HOLDINGS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands, except unit and per unit amounts)

	Three Months Ended March 31,
	2026	2025
Revenue:
Products	$191,844	$26,487
Services	24,849	26,771

Total revenue	216,693	53,258
Cost of revenue:
Products	140,158	24,241
Services	20,041	25,955

Total cost of revenue	160,199	50,196

Gross profit	56,494	3,062
Operating expenses:
Selling, general, and administrative	19,412	8,588
Research and development	3,337	9,490
Amortization of intangible assets	4,122	4,080
Change in contingent consideration	—	1,221

Total operating expenses	26,871	23,379

Income (loss) from operations	29,623	(20,317)
Other income (expense), net:
Interest expense	(6,544)	(7,179)
Interest income	106	214
Change in fair value of derivative liability	(2,400)	—
Other income, net	213	—

Total other expense, net	(8,625)	(6,965)

Income (loss) before income taxes	20,998	(27,282)
Provision for income taxes	—	40

Net income (loss)	20,998	(27,322)
Net income attributable to noncontrolling interest	72	7

Net income (loss) attributable to Athena Technology Solutions Holdings, LLC	$20,926	$(27,329)

Net income (loss) per Class A unit:
Basic and diluted	$0.22	$(0.31)
Weighted average Class A units outstanding:
Basic and diluted	88,478,380	88,532,824

See accompanying notes to the unaudited condensed consolidated financial statements.

ATHENA TECHNOLOGY SOLUTIONS HOLDINGS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(In thousands, except unit amounts)

	Class A Units		Noncontrolling Interest	Total Equity
	Units	Amount
Balances at December 31, 2025	88,532,824	$199,016	$4,581	$203,597
Distributions to noncontrolling interest	—	—	(75)	(75)
Accretion of Series A preferred units	—	(1,362)	—	(1,362)
Stock compensation expense	—	39	—	39
Repurchase of Class A units	(100,000)	(1,048)	—	(1,048)
Net income	—	20,926	72	20,998

Balances at March 31, 2026	88,432,824	$217,571	$4,578	$222,149

	Class A Units		Noncontrolling Interest	Total Equity
	Units	Amount
Balances at December 31, 2024	80,745,873	$159,529	$4,745	$164,274
Distributions to noncontrolling interest	—	—	(68)	(68)
Stock compensation expense	—	44	—	44
Net (loss) income	—	(27,329)	7	(27,322)

Balances at March 31, 2025	80,745,873	$132,244	$4,684	$136,928

See accompanying notes to the unaudited condensed consolidated financial statements.

ATHENA TECHNOLOGY SOLUTIONS HOLDINGS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	Three Months Ended March 31,
	2026	2025
Operating activities
Net income (loss)	$20,998	$(27,322)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	5,309	5,173
Amortization of debt issuance costs	90	301
Stock compensation expense	39	44
Change in contingent consideration	—	1,221
Deferred income taxes	—	33
Noncash operating lease expense	820	781
Provision for inventory obsolescence	67	358
Change in fair value of derivative liability	2,400	—
Gain on sale of equipment	(48)	—
Changes in operating assets and liabilities:
Accounts receivable, net	(30,371)	(19,139)
Contract assets	(41,021)	9,359
Inventories	(2,034)	(1,785)
Prepaid expenses and other current assets	3,518	(1,031)
Other assets	(12)	340
Accounts payable	21,410	5,733
Accrued expenses and other current liabilities	(927)	5,504
Deferred revenue	10,248	1,058
Operating lease liabilities	(837)	(776)

Net cash used in operating activities	(10,351)	(20,148)

Investing activities
Business acquisition, net of cash acquired	(500)	(2,077)
Purchases of property and equipment	(1,250)	(1,643)

Net cash used in investing activities	(1,750)	(3,720)

Financing activities
Proceeds from Series A preferred units, net of issuance costs	15,317	—
Repurchase of Class A units	(1,048)	—
Distributions to noncontrolling interest	(75)	(68)
Repayment of notes payable	(680)	(680)
Payments of deferred offering costs	(1,872)	—

Net cash provided by (used in) financing activities	11,642	(748)

Net decrease in cash and cash equivalents	(459)	(24,616)
Cash and cash equivalents:
Beginning of period	27,908	45,603

End of period	$27,449	$20,987

Supplemental disclosures of cash flow information:
Cash paid for interest	$6,340	$6,820
Supplemental disclosures of noncash financing and investing activities:
Purchase of property and equipment in accounts payable and accrued expenses	$829	$510
Series A preferred units accretion	1,362	—
Deferred offering costs in accounts payable and accrued expenses	4,726	—
Deferred financing costs in accrued expenses	1,100	—
Right-of-use assets obtained in exchange for new lease liabilities	445	573

See accompanying notes to the unaudited condensed consolidated financial statements.

ATHENA TECHNOLOGY SOLUTIONS HOLDINGS, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited)

NOTE 1. ORGANIZATION

Nature of Operations

Athena Technology Solution Holdings, LLC (the “Company”) was formed as a Delaware limited liability company on February 13, 2020. The Company, through its operating subsidiaries, which include AEVEX Holdings, LLC, is a leading provider of full-spectrum airborne intelligence solutions for the global intelligence community.

Basis of Presentation

The accompanying condensed consolidated financial statements present the financial position, results of operations, and cash flows of Athena Technology Solutions Holdings, LLC and its subsidiaries, including a variable interest entity (“VIE”) for which the Company is the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation. The condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the United States Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by U.S. GAAP for complete financial statements. The functional currency of the Company and its subsidiaries is the U.S. dollar.

These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of and for the years ended December 31, 2025 and 2024 for the Company, included in the prospectus dated April 16, 2026, as filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Prospectus”). In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position, results of operations, and cash flows for the periods presented. The operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. The condensed consolidated balance sheet as of December 31, 2025 was derived from the Company’s audited annual consolidated financial statements but does not contain all of the accompanying disclosures from the annual financial statements.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There have been no significant changes to the Company’s accounting policies disclosed in Note 2, Summary of Significant Accounting Policies, to the audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of consolidated assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of consolidated revenues and expenses during the reporting period. Some of these judgments can be subjective and complex, and, consequently, actual results could materially differ from those estimates. On an on-going basis, management evaluates its significant estimates, including those related to slow-moving or obsolete inventory, estimated useful lives of long-lived assets, the valuation of acquired intangible assets, goodwill impairment testing, the recognition of revenue over time for certain customer contracts, the valuation of the Series A preferred units embedded derivative liability, and the valuation of the Company’s contingent consideration liability.

Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, consulting, accounting, and other fees relating to the IPO of AEVEX Corp., are capitalized and will be recorded as a reduction of proceeds from the IPO upon the consummation of the IPO. There were $10.4 million of deferred offering costs included in other current assets on the consolidated balance sheet as of March 31, 2026. Of the costs included in the consolidated balance sheet, $3.0 million and $7.4 million were paid and unpaid, respectively, as of March 31, 2026. There were $3.8 million of deferred offering costs included in prepaid expenses and other current assets in the consolidated balance sheet as of December 31, 2025. Of the costs included in the consolidated balance sheet, $1.1 million and $2.7 million were paid and unpaid, respectively, as of December 31, 2025.

Members’ Equity and Incentive Units

During February 2026, the Company reached an agreement with a former employee to: (i) pay approximately $1.1 million for the repurchase of vested Incentive Units pursuant to the terms of the Incentive Equity Agreement, which permits the Company to repurchase such units within 12 months of an employee’s termination date, and (ii) pay approximately $1.0 million for the employee’s Class A units. The $1.0 million was paid in February 2026 and recognized as a reduction of members’ equity. The $1.1 million is due to be paid by October 31, 2026 and was recognized in selling, general and administrative expense in the accompanying condensed consolidated statement of operations for the three months ended March 31, 2026 and in accrued expenses and other current liabilities in the accompanying condensed consolidated balance sheets as of March 31, 2026.

Fair Value Measurements

ASC 820, Fair Value Measurements, requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Level 1: Quoted prices in active markets for identical assets or liabilities which are easily traded;

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3: Unobservable inputs that are supported by little or no active market quotes and that are significant to the fair value of the assets or liabilities.

The fair value measurement of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company’s consolidated financial instruments include cash, accounts receivable, accounts payable, and certain accrued expenses and other current liabilities. The fair value of accounts receivable, accounts payable, and accrued expenses and other current liabilities approximate their carrying value because of their short-term nature. The estimated fair value of the Term Loans (discussed in Note 5, Debt) is classified in Level 2 of the fair value hierarchy and approximates their carrying value as interest incurred is variable based on market rates.

During the three months ended March 31, 2026 and the year ended December 31, 2025, the Company issued 15,342 and 100,000 Series A preferred units, respectively, with conversion features that represent an embedded derivative that is accounted for separately from the Series A preferred units and remeasured at fair value at each reporting date, with the changes in fair value recorded through earnings. The derivative liability was recorded at its estimated fair value at issuance and as of March 31, 2026 and December 31, 2025 using a third-party valuation specialist and a probability-weighted expected return method (“PWERM”) using the “With and Without” approach (a form of an income approach). Under this approach management considered the various conversion scenarios that constitute the embedded derivative. The estimated fair value of the derivative liability was measured using Level 3 inputs which resulted in the liability being considered a Level 3 financial instrument. The significant unobservable inputs included: the estimated future cash flows of the Company, estimated WACC, estimated scenario probability and timing, and expected stock price volatility.

During the three months ended March 31, 2026, the derivative liability was adjusted as follows (in thousands):

Derivative Liability
Balance at December 31, 2025	$19,999
Issuance of Series A preferred units	3,142
Change in fair value of derivative liability	2,400

Balance at March 31, 2026	$25,541

Concentrations

Significant customers are those which represent more than 10 percent of the Company’s total revenue or gross accounts receivable balance. Revenue from the U.S. Government and agencies of the U.S. Government, when they are direct customers of the Company, represented 88% and 68% of total revenue for the three months ended March 31, 2026 and 2025, respectively. Revenue from the U.S. Government and agencies of the U.S. Government is included in the Company’s Tactical Systems segment and the Global Solutions segment. Accounts receivable from customer A and customer B represented 71% and 13%, respectively, of consolidated accounts receivable as of March 31, 2026. Accounts receivable from customer A represented 67% of consolidated accounts receivable as of December 31, 2025.

JOBS Act Accounting Election

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups (“JOBS”) Act of 2012. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period under the JOBS Act for the adoption of certain accounting standards until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the consolidated financial statements of the Company may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

New Accounting Pronouncements - Adopted

In July 2025, the FASB issued Accounting Standards Update (“ASU”) No. 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provides a practical expedient to measure credit losses on current accounts receivable and current contract assets under Accounting Standards Codification 606, Revenue from Contracts with Customers. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. For public business entities, ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Effective January 1, 2026, the Company adopted ASU 2025-05 regarding the practical expedient for expected credit loss and the adoption did not have a material impact on the Company’s condensed consolidated financial statements.

New Accounting Pronouncements - Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement (Topic 220): Disaggregation of Income Statement Expenses, which requires additional disclosures of certain amounts included in the expense captions presented on the consolidated statement of operations as well as disclosures about selling expenses. The ASU is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, and early adoption is permitted. The Company is currently evaluating the impacts of adopting this guidance on its consolidated financial statement disclosures.

In September 2025, the FASB issued ASU 2025-06—Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). ASU 2025-06 simplifies capitalization guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods. The amendment requires entities to start capitalizing software costs when both of the following occur: 1) management has authorized and committed to funding the software project and 2) it is probable that the project will be completed and the software will be used to perform the function intended. This guidance is effective for all entities for fiscal years beginning after December 15, 2027, and for interim periods within those fiscal years. Companies are permitted to apply the amendments using a prospective, retrospective, or modified transition approach. Early adoption is permitted. The Company is currently evaluating this guidance and the impact on its consolidated financial statements and related disclosures.

NOTE 3. REVENUE

On a quarterly basis, the Company conducts its contract cost Estimate at Completion (“EAC”) process by reviewing the progress and execution of outstanding performance obligations within its contracts. As part of this process, management reviews information including, but not limited to, any outstanding key contract matters, progress towards completion and the related program schedule, identified risks and opportunities, and the related changes in estimates of revenues and costs.

The below table summarizes the favorable (unfavorable) impact of changes in the estimated progress towards completion across programs for the following periods (in thousands, except per unit amounts):

	Three Months Ended March 31,
	2026	2025
Revenue	$2,373	$(154)
Basic and diluted net income (loss) per Class A unit	$0.03	$0.00

When estimates of total costs to be incurred on a contract exceed total estimates of the transaction price, a provision for the entire loss is determined at the contract level and is recorded in the period in which the loss is evident, which the Company refers to as a loss contract reserve. As of March 31, 2026 and December 31, 2025, the loss contract reserve balance was $6 thousand and $51 thousand, respectively, which are included in accrued expenses and other current liabilities in the condensed consolidated balance sheets.

Accounts Receivable

During the three months ended March 31, 2026 and 2025, the Company did not recognize any credit loss expense, and no receivables were written off.

Accounts receivable consisted of the following as of March 31, 2026 and December 31, 2025 (in thousands):

	March 31, 2026	December 31, 2025
Billed accounts receivable	$22,044	$17,911
Unbilled accounts receivable	63,777	37,304
Less: allowance for credit losses	—	—

Total accounts receivable, net	$85,821	$55,215

Contract Assets and Liabilities

Changes in contract assets and contract liabilities were primarily due to the timing of payments from customers and the Company satisfying performance obligations during the normal course of business. Revenue recognized during the three months ended March 31, 2026 that was included in deferred revenue as of December 31, 2025 was $2.3 million. Revenue recognized during the three months ended March 31, 2025 that was included in deferred revenue as of December 31, 2024 was $1.1 million.

Disaggregation of Revenue

The following table presents the disaggregation of revenue from contracts with customers by customer location for the three months ended March 31, 2026 and 2025 (in thousands).

	Three Months Ended March 31,
	2026	2025
United States	$215,306	$52,479
Other foreign countries	1,387	779

Total revenue	$216,693	$53,258

Please refer to the condensed consolidated statements of operations for the disaggregation of revenue by products versus services and to Note 10, Segment Information, for disaggregation of revenue by reportable segment.

Performance Obligations

As of March 31, 2026, the Company had $356.6 million of remaining performance obligations. The Company expects to recognize approximately 93.0% of the remaining performance obligations as revenue during the remainder of 2026, and 7.0% in 2027 and thereafter.

NOTE 4. INVENTORIES

Inventories consisted of the following as of March 31, 2026 and December 31, 2025 (in thousands):

	March 31, 2026	December 31, 2025
Parts and raw materials	$2,440	$2,224
Work in progress	3,661	1,910

Total inventories	$6,101	$4,134

NOTE 5. DEBT

The Company had the following debt outstanding as of March 31, 2026 and December 31, 2025 (in thousands):

	March 31, 2026	December 31, 2025
Term Loans	$258,455	$259,135
Revolving Credit Facility	—	—
Less: unamortized debt issuance costs	(571)	(635)

Total debt	$257,884	$258,500

Credit Agreement

On March 18, 2020 the Company entered into a Credit Agreement (as amended by Amendment No. 1 to Credit Agreement, dated as of October 28, 2020, Amendment No. 2 to Credit Agreement, dated as of May 7, 2021, Amendment No. 3 to Credit Agreement, dated as of May 15, 2023, Amendment No. 4 to Credit Agreement, dated as of April 30, 2024 and Amendment No. 5 to Credit Agreement, dated as of September 15, 2025, the “Credit Agreement”) with a syndicate of lenders, Ankura Trust Company, LLC, as administrative agent and PNC Bank, National Association as revolving agent and collateral agent.

The Credit Agreement provides for a senior secured term loan facility (the “Term Loan”) in an original aggregate principal amount of $325.0 million. The Credit Agreement also provides for a super priority senior secured revolving credit facility in an aggregate principal amount of $25.0 million (the “Revolving Credit Facility” and, together with the Term Loan, the “Credit Facilities”). The Revolving Credit Facility includes a $5.0 million sublimit for the issuance of letters of credit. As of March 31, 2026, $24.5 million was available to be borrowed under the Revolving Credit Facility and the unused letters of credit are $4.5 million.

The Term Loans bear interest at a rate equal to (i) 5.00% plus the base rate equal to the highest of (w) the prime rate, (x) the Federal funds open rate plus 0.50% per annum and (y) a daily Term SOFR rate based on an interest period of one month plus 1.00% per annum or (ii) Term SOFR plus 6.00% per annum subject to a 1.00% Term SOFR floor. The Revolving Credit Facility bears interest at a rate that corresponds to the most recent first lien net leverage ratio calculation. As of March 31, 2026, the interest rate was 9.67% for the Term Loans and 9.75% for the Revolving Credit Facility. As of December 31, 2025, the interest rate was 9.92% for the Term Loans and 9.75% for the Revolving Credit Facility.

In addition to paying interest on loans outstanding under the Term Loan and the Revolving Credit Facility, the Company is required to pay a commitment fee of 0.50% per annum of unused commitments under the Revolving Credit Facility. The Company is also required to pay customary fronting, issuance, and administrative fees for the issuance of letters of credit.

The borrowings are guaranteed and secured by substantially all assets of the Company and its subsidiaries. The Company is required to comply with a maximum consolidated first lien net leverage ratio.

Term Loan principal payments of $0.7 million (0.25% of the aggregate amount borrowed) are due on the last business day of each quarter. A mandatory prepayment of principal may be due after the end of each fiscal year if the Company has Excess Cash Flow, as defined in the Credit Agreement. A mandatory prepayment of principal may be due upon the receipt of net proceeds from a casualty event or from certain nonordinary course dispositions in excess of $2.5 million individually or $5.0 million in the aggregate in any one fiscal year.

On September 15, 2025, the Company amended the Credit Agreement to (a) extend the maturity date of the Term Loans and the Revolving Credit Facility from March 18, 2026, to March 18, 2028 and (b) modify the financial covenant to a consolidated first lien net leverage ratio of 9.00x tested quarterly, starting with the quarter ended September 30, 2025.

As of March 31, 2026 and December 31, 2025, the Company was in compliance with the covenants in the Credit Agreement.

Future principal maturities of debt are due as follows (in thousands):

Year ending December 31, 2026	$2,040
Year ending December 31, 2027	2,720
March 18, 2028	253,695

Total debt maturities	$258,455

Loan Authorization Agreement

On October 9, 2025, a wholly owned subsidiary of the Company entered into a Loan Authorization Agreement with the Bank of Montreal from which the Company could from time to time request loans and letters of credit in an aggregate principal amount of $60.0 million. As of March 31, 2026 and December 31, 2025, $60.0 million was available to be borrowed under the Loan Authorization Agreement. Immediately following the closing of the IPO on April 20, 2026, the Loan Authorization Agreement was terminated effective April 21, 2026.

NOTE 6. RELATED PARTIES

Variable Interest Entity

In 2022 the Company entered into an arrangement with a VIE to lease an aircraft, for the purpose of performing specified R&D activities. The VIE is a related party because it is owned by management or members of the Company. The Company concluded that it held an implicit variable interest in the entity through the rental agreement and that it met the requirements for consolidation pursuant to the VIE sub-sections of ASC 810, Consolidation. The Company consolidated the VIE because it is the primary beneficiary, having the power to direct the activities that most significantly affect the VIE’s economic performance. Additionally, the Company has the obligation to absorb losses that could be significant to the VIE through implied obligations resulting from the lease arrangement, specifically the indeterminate nature of the lease term, and the nature of the related party relationship. The VIE’s principal asset, the aircraft, can only be used to settle the obligations of the VIE.

The original lease term was 1-year with automatic 6-month renewal options thereafter. During 2025, the Company and the VIE agreed that the lease term will expire on March 31, 2026 but will automatically renew for successive 6-month terms, unless either party provides written termination notice. On March 31, 2026, the lease term automatically renewed for a 6-month term. The lease may be terminated by either party at any time, for any reason. The lease does not contain a residual value guarantee and the Company is not obligated to provide any financial support to the VIE other than the lease payments. The Company does not have an equity interest in the VIE. As a result, the non-controlling interest reported in the Company’s consolidated balance sheets represents the net assets of the VIE, and the net income of the VIE is reported in the Company’s consolidated statements of operations as being attributable to the non-controlling interest. Total payments made to the VIE were approximately $0.1 million during the three months ended March 31, 2026 and 2025. Total costs related to the lease, which were eliminated in consolidation, were $0.1 million during the three months ended March 31, 2026 and 2025. The Company did not make any payments to the VIE that were not a result of the lease arrangement. The VIE made distributions totaling $0.1 million to its members during the three months ended March 31, 2026 and 2025.

As a result of the aircraft becoming available to sell in its present condition in October 2025 and all of the other held for sale criteria having been met, the aircraft was determined to be held for sale for accounting purposes. Accordingly, during October 2025, the Company reclassified the aircraft from property and equipment to asset held for sale in the Company’s consolidated balance sheet as of December 31, 2025 and ceased depreciation. No loss was recognized to measure the aircraft at the lower of its carrying value or fair value less costs to sell. The Company’s condensed consolidated balance sheets as of March 31, 2026 and December 31, 2025 include the below assets of the VIE.

The VIE did not have any outstanding obligations as of March 31, 2026 or December 31, 2025 (in thousands):

	March 31, 2026	December 31, 2025
Cash and cash equivalents	$202	$205
Aircraft held for sale, net (net of accumulated depreciation of $928 as of March 31, 2026 and December 31, 2025)	4,376	4,376

Total assets	$4,578	$4,581

Depreciation expense related to the aircraft held for sale was $0 and $0.1 million for the three months ended March 31, 2026 and 2025, respectively.

Related-Party Leases

The Company has certain leases whereby it rents warehouse and hangar space with entities owned by management or members of the Company. These leases range in terms from month-to-month agreements, to having expiration dates through March 2028. Total payments made to these related parties were approximately $0.4 million during the three months ended March 31, 2026 and 2025. Total lease cost related to these leases was $0.4 million during the three months ended March 31, 2026 and 2025.

The following table presents the ROU assets and lease liabilities recognized as of March 31, 2026 and December 31, 2025 related to these leases with related parties (in thousands):

	March 31, 2026	December 31, 2025
Operating lease ROU assets	$1,927	$2,188
Operating lease liabilities	1,037	1,070
Operating lease liabilities, net of current portion	996	1,228

Series A Preferred Units

During the three months ended March 31, 2026, the Company entered into two Unit Purchase Agreements with Radz Capital AEVEX Holdings Inc., pursuant to which the Company issued 15,342 Series A preferred units under the LLC Operating Agreement for aggregate cash proceeds of $15.3 million. The transactions closed during the three months ended March 31, 2026. Mr. Raduenz, Executive Chairman of the Company, is the President of Radz Capital AEVEX Holdings Inc. The $15.3 million fair value at issuance (net of $25 thousand of issuance costs) was allocated between the Series A preferred units and the derivative liability, with the net proceeds first allocated to the derivative at its estimated fair value of $3.1 million and the remainder of $12.2 million was allocated to the Series A preferred units. Refer to Note 11, Series A Preferred Units, for further discussion.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Government Regulation

As a government contractor, the Company is subject to various state and federal laws and regulations, which, among other things, impose limits on interest rate charges and insurance premiums and require licensing and other qualifications.

Litigation

The Company is subject to various claims and legal proceedings. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material effect on the financial condition or results of operations of the Company.

Costs associated with the Company’s involvement in legal proceedings are expensed as incurred.

Government Rate Filings

At the beginning of each year, the Company files its provisional billing rates with the U.S. Government. The Company uses these rates for billing purposes throughout the fiscal year. Within six months of its fiscal year-end, the Company files an Incurred Cost Proposal (“ICP”) with the U.S. Government which details its actual costs and actual rates incurred for that year. The Company will then be notified by the government at some time in the future, which may be up to six years later, that the indirect rates have either been accepted by the government or that the government intends to conduct an incurred cost audit. Both options will eventually result in a final indirect rate letter that the Company must approve and sign off on with the government. Once that process has been completed, the Company will apply those approved rates to contracts that require being closed out (i.e., issuance of a final invoice) which may result in an amount owed to or due from the government. The Company has recorded an estimated rate impact in the accompanying consolidated financial statements. As of March 31, 2026 and December 31, 2025, the estimated rate reserve was $0.1 million, which is recorded in deferred revenue in the condensed consolidated balance sheets.

Contractual Commitments

The Company has certain contractual purchase commitments under agreements with remaining terms in excess of one year that are $0.3 million in the aggregate as of March 31, 2026.

NOTE 8. INCOME TAXES

The Company is structured as a partnership and therefore is generally not subject to income taxes. Income taxes resulting from its operations are the responsibility of its members. The Company has certain wholly owned operating subsidiaries which are regarded corporations, subject to U.S. federal, state, and foreign taxes for the three months ended March 31, 2026 and 2025. The provision for income taxes for operating subsidiaries taxed as C corporations was $0 and $40 thousand during the three months ended March 31, 2026 and 2025, respectively.

NOTE 9. EARNINGS PER UNIT

Basic earnings (loss) per unit attributable to the Company is calculated by dividing the net income (loss) attributable to the Company by the weighted average number of Class A units that were outstanding during the period without consideration of potentially dilutive units. Diluted earnings (loss) per unit attributable to the Company reflects the potential dilution that could occur if securities or other contracts to issue units were exercised or converted into units or resulted in the issuance of units that then shared in the earnings of the Company unless inclusion of such units would be anti-dilutive. The Series A preferred units have been excluded from the calculation of earnings (loss) per unit because no Class A units would be issuable if March 31, 2026 was the end of the contingency period. Refer to Note 11, Series A Preferred Units, for discussion of the terms and conditions of the Series A preferred units.

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted net income per Class A unit for the three months ended March 31, 2026 and 2025 (in thousands, except unit and per unit amounts):

	Three Months Ended March 31,
	2026	2025
Numerator
Net income (loss) attributable to the Company	$20,926	$(27,329)
Series A preferred units accretion	(1,362)	—

Net income (loss) attributable to Class A unitholders - basic and diluted	$19,564	$(27,329)

Denominator
Weighted-average units outstanding - basic and diluted	88,478,380	88,532,824
Basic and diluted net income (loss) per unit	$0.22	$(0.31)

NOTE 10. SEGMENT INFORMATION

The Company’s chief operating decision making officer (“CODM”) is the Company’s Chief Executive Officer. Consistent with how the Company evaluates its performance and the way it is organized internally, the Company reports its activities in two segments: i) Tactical Systems, and ii) Global Solutions. The segment information presented below conforms with these two reportable segments, which are organized based on the nature of the Company’s products and services offered.

The CODM uses revenue and Segment Adjusted EBITDA to assess segment performance, to make decisions regarding the allocation of capital and other investments, and to monitor budget versus actual results. The CODM considers budget-to-actual variances on a quarterly basis for both revenue and Segment Adjusted EBITDA when making decisions about allocating capital and personnel to the segments and when assessing performance of the segments. Total segment expenses in the aggregate are regularly reported to the CODM and are comprised of cost of revenue, selling, general and administrative expenses, and R&D expenses, excluding depreciation expense. The CODM does not regularly review assets by segment. Therefore, the Company does not disclose assets by segment.

The Company defines Segment Adjusted EBITDA as net income (loss) before certain unallocated Corporate expenses, interest income and expense, income tax expense (benefit), depreciation and amortization expense, other income (expense), changes in the fair value of contingent consideration liabilities and derivative liabilities, IPO-related costs, asset impairments, business acquisition costs, and restructuring costs, as well as certain non-recurring items.

Financial information for each reportable segment is as follows for the three months ended March 31, 2026:

	Three Months Ended March 31, 2026
	Tactical Systems	Global Solutions	Total Segments
Total segment revenue	$190,797	$25,896	$216,693
Total segment expenses	152,276	21,695	173,971

Segment Adjusted EBITDA	$38,521	$4,201	42,722

Less unallocated amounts:
Corporate(1)			(6,315)
Interest expense			(6,544)
Interest income			106
Change in fair value of derivative liability			(2,400)
Depreciation and amortization			(5,309)
Other income, net			213
IPO-related costs			(1,475)

Income before income taxes			$20,998

(1)

Corporate primarily consists of costs related to executive and staff functions, including the Chief Executive Officer, the Chief Operating Officer, Information Technology, Human Resources, Legal, Finance, Business Development, Corporate Development, and Administration, which benefit the enterprise as a whole.

Financial information for each reportable segment is as follows for the three months ended March 31, 2025:

	Three Months Ended March 31, 2025
	Tactical Systems	Global Solutions	Total Segments
Total segment revenue	$29,451	$23,807	$53,258
Total segment expenses	39,318	25,910	65,228

Segment Adjusted EBITDA	$(9,867)	$(2,103)	(11,970)

Less unallocated amounts:
Corporate(1)			(1,390)
Interest expense			(7,179)
Interest income			214
Change in contingent consideration			(1,221)
Depreciation and amortization			(5,173)
Other(2)			(563)

Loss before income taxes			$(27,282)

(1)

Corporate primarily consists of costs related to executive and staff functions, including the Chief Executive Officer, the Chief Operating Officer, Information Technology, Human Resources, Legal, Finance, Business Development, Corporate Development, and Administration, which benefit the enterprise as a whole.

(2)	Other primarily includes $0.5 million of legal expenses related to the non-recurring Viking legal settlement.

Substantially all of the Company’s long-lived tangible assets were in the United States as of March 31, 2026 and December 31, 2025.

NOTE 11. SERIES A PREFERRED UNITS

In December 2025, the Company entered into a Unit Purchase Agreement with two investors pursuant to which the Company issued 100,000 Series A preferred units for aggregate cash proceeds of $100.0 million. The transaction closed in December 2025, at which time the investors executed a joinder to the Limited Liability Company Agreement (“LLC Agreement”) and became members of the Company. Contemporaneously with the closing of the Unit Purchase Agreement, the Company amended and restated its LLC Agreement to confer the agreed upon rights and obligations to the holders of the Series A preferred units.

Under the LLC Agreement, the Series A preferred units accrue a preferred return at a rate of 5.0% per annum through June 4, 2027, compounding annually. The preferred return is added to each holder’s Series A preferred capital and included in the unreturned Series A preferred capital balance. If a qualified public offering has not occurred prior to June 4, 2027 then the preferred return rate increases to 8% for the next 12-month period, with an additional 1% increase in the preferred return rate on June 4, 2028 and June 4, 2029. Holders of Series A preferred units have a liquidation and dividend preference over all other unitholders, until they have received all accrued returns and return of the initial capital.

The Series A preferred units also provide holders with certain conversion rights. Upon the occurrence of a liquidity event, the Series A preferred investors may elect to convert all outstanding Series A preferred units into Class A units at a conversion price determined by reference to 80% of the fair market value of a Class A unit. In a liquidity event, which would include a qualified public offering, the Series A preferred unitholders are not eligible to receive the preferred return and the conversion shares are calculated by dividing any unreturned capital contributions by 80% of the initial public offering price. The right to convert upon various liquidity events, including a qualified public offering, represents an embedded derivative required to be accounted for separately from the Series A preferred units and remeasured at fair value at each reporting date, with the changes in fair value recorded through earnings.

Beginning on the fifth anniversary of issuance, the Series A preferred investors may require the Company to redeem all outstanding Series A preferred units for cash at their liquidation value, subject to applicable legal and contractual restrictions (the “Investor Put Right”).

The Company also has the right, at its discretion, to redeem all or a portion of the outstanding Series A preferred units: (i) at any time between December 4, 2027 and June 1, 2030, or (ii) at any time on or after June 1, 2031.

The redemption price per Series A preferred unit is determined formulaically based on the liquidation value at the time and the date of redemption, as follows:

•	on or before December 4, 2028, the redemption price is 102% of the liquidation value of each Series A preferred unit being redeemed.

•	after December 4, 2028 but on or before December 4, 2029, the redemption price is 101% of the liquidation value of each Series A preferred unit being redeemed.

•	on or after December 4, 2029, the redemption price is equal to the liquidation value of each Series A preferred unit being redeemed.

If any required redemption is delayed beyond 180 days due to applicable restrictions, the Series A preferred rate increases to 15% per annum. Following a public offering, holders are entitled to short-form demand registration rights.

Except as specifically provided in the LLC Agreement, the Series A preferred units do not confer general voting rights.

The Series A preferred units are classified as mezzanine equity in the consolidated balance sheets because they are redeemable at the option of the holders, pursuant to the Investor Put Right. The $100.0 million fair value at issuance (net of $80 thousand of issuance costs) was allocated between the Series A preferred units and the derivative liability, with the net proceeds first allocated to the derivative at its estimated fair value of $20.0 million and the remainder of $79.9 million allocated to the Series A preferred units. As of December 31, 2025, the Company increased the carrying value of the Series A preferred units to $80.4 million, which represents their maximum redemption value ($1,000 per unit, plus the preferred return of $0.4 million for the year ended December 31, 2025), less the estimated initial fair value of the derivative liability.

During the three months ended March 31, 2026, the Company entered into two Unit Purchase Agreements with Radz Capital AEVEX Holdings Inc., pursuant to which the Company issued 15,342 Series A preferred units under the LLC Agreement for aggregate cash proceeds of $15.3 million. The transactions closed during the three months ended March 31, 2026. Mr. Raduenz, Executive Chairman of the Company, is the President of Radz Capital AEVEX Holdings Inc. The $15.3 million fair value at issuance (net of $25 thousand of issuance costs) was allocated between the Series A preferred units and the derivative liability, with the net proceeds first allocated to the derivative at its estimated fair value of $3.1 million and the remainder of $12.2 million allocated to the Series A preferred units.

As of March 31, 2026, the Company increased the carrying value of the 115,342 Series A preferred units to $93.9 million, which represents their maximum redemption value ($1,000 per unit, plus the preferred return of $1.7 million since issuance), less the estimated initial fair value of the derivative liability. During the three months ended March 31, 2026, the Company recognized preferred units accretion of $1.4 million as an increase in the carrying value of the Series A preferred units and a decrease in members’ equity. During the three months ended March 31, 2026, the Company recognized a $2.4 million increase in the estimated fair value of the derivative liability in the consolidated statements of operations.

NOTE 12. SUBSEQUENT EVENTS

Organizational Transactions and IPO

On April 20, 2026, AEVEX Corp. completed its IPO of 18,400,000 shares of its Class A common stock, which includes the exercise in full by the underwriters of their option to purchase an additional 2,400,000 shares of Class A common stock, in exchange for net proceeds of approximately $345.9 million, at the IPO price of $20.00 per share, less $22.1 million of underwriting discounts and commissions. AEVEX Corp. used such net proceeds to acquire 18,400,000 newly-issued Series A units in the Company. Immediately following the completion of the IPO and related organizational transactions, AEVEX Corp. held an approximately 44.5% interest in the Company.

In connection with the consummation of the IPO on April 20, 2026, AEVEX Corp. and the Company undertook certain organizational transactions, including:

•

The Company and AEVEX Corp. amended and restated the LLC Operating Agreement to, among other things, (i) modify the capital structure of the Company by replacing the historical membership interests (i.e., Class A units) with a new class of common membership interests consisting of Series A units and Series B units and (ii) appoint AEVEX Corp. as the sole managing member of the Company.

•

The Company entered into the Exchange Agreement pursuant to which ATS Investment Holdings (or certain permitted transferees thereof) is entitled to exchange its Series B units, together with an equal number of shares of Class B common stock of AEVEX Corp., for shares of AEVEX Corp.’s Class A common stock on a one-for-one basis or, at AEVEX Corp.’s election, for cash, from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale).

•

The Company entered into the Tax Receivable Agreement with the TRA Rights Holders that requires the payment by AEVEX Corp. to such persons collectively of 85% of certain tax savings, if any, in U.S. federal, state and local income taxes AEVEX Corp. actually realizes (or, under certain circumstances are deemed to realize).

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The 115,342 of the Company’s Series A preferred units outstanding prior to the Organizational Transactions were, in accordance with their terms, converted into 7,208,876 shares of AEVEX Corp. Class A common stock at a conversion price based on 80% of the IPO price.

Debt Refinancing

On April 20, 2026, subsidiaries of the Company refinanced the Prior Credit Facilities and entered into the New Credit Facilities. The Company used the $100.0 million proceeds from the New Term Loan Facility and the proceeds it received from AEVEX Corp. for the purchase of the newly issued Series A units (i) to repay approximately $258.5 million of outstanding borrowings under our Prior Credit Facilities, (ii) to pay $3.3 million of expenses incurred in connection with the refinancing, (iii) to pay $10.3 million of expenses incurred with the IPO and organizational transactions and (iv) for general corporate purposes.

The New Credit Agreement is guaranteed by certain of the Borrower’s wholly-owned domestic subsidiaries and secured by substantially all of the Borrower’s assets and the assets of certain of the Borrower’s subsidiaries, in each case, subject to customary exceptions.

The New Credit Agreement contains certain affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens on assets, fundamental changes and asset sales, investments, negative pledges, repurchase of stock, dividends and other distributions, and transactions with affiliates. In addition, the New Credit Agreement contains financial covenants that require the Loan Parties (as defined in the New Credit Agreement) to comply with the following financial covenants (subject to certain equity cure rights):

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Commencing with the fiscal quarter ending September 30, 2026, maintain a maximum total net leverage ratio not to exceed 3.50 to 1.00 (provided that (a) after June 30, 2029, the total net leverage ratio shall not exceed 3.00 to 1.00 for any test period and (b) the maximum total net leverage ratio shall temporarily increase by 0.50 during the four fiscal quarters following the consummation of a material acquisition), in each case, tested as of the last day of each fiscal quarter; and

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Commencing with the fiscal quarter ending September 30, 2026, maintain a minimum interest coverage ratio for any period, of not less than 3.00 to 1.00, tested as of the last day of each fiscal quarter.

The New Credit Facilities will mature on April 20, 2031. Borrowings under the New Credit Agreement are available, at the Borrower’s option, as term SOFR loans or base rate loans. Term SOFR loans under the New Credit Agreement accrue interest at a SOFR rate plus an applicable rate of 2.25% to 3.00% (depending on the secured net leverage ratio of the Borrower and its restricted subsidiaries). Base rate loans under the New Credit Agreement accrue interest at a base rate plus an applicable rate of 1.25% to 2.00% (depending on the secured net leverage ratio of the Borrower and its restricted subsidiaries). The Revolving Credit Facility also has a variable commitment fee, which is tied to the secured net leverage ratio of the Borrower and its restricted subsidiaries, which ranges from 0.25% to 0.50% per annum. Unused commitments made under the Delayed Draw Term Loan Facility have a commitment fee that accrues (i) from April 20, 2026, until October 17, 2026, at a rate of 0.00% per annum and (ii) thereafter, at a rate of 0.50% per annum. The commitment period under the Delayed Draw Term Loan Facility ends on the earlier of (i) April 20, 2028 and (ii) the commitments under the Delayed Draw Term Loan Facility being fully drawn or otherwise terminated under the New Credit Agreement.

The Revolving Credit Facility will not amortize. The Term Loan Facility and the Delayed Draw Term Loan Facility (to the extent funded) will amortize in equal quarterly installments, commencing with the last day of September 30, 2026, in aggregate annual amounts according to the following amortization schedule:

Payment Dates	Annual Amortization Amount (percent of principal)
Year 1	2.5%
Year 2	2.5%
Year 3	7.5%
Year 4	7.5%
Year 5	10.0%

8,000,000 Shares

AEVEX Corp.

Class A Common Stock

Goldman Sachs & Co. LLC

BofA Securities

Jefferies

J.P. Morgan

RBC Capital Markets

Baird

William Blair

Raymond James

Needham & Company

Academy Securities

Capital One Securities

PNC Capital Markets LLC